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REGISTRANT'S NAME Crédit Agricole S.A.

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Crédit Agricole S.A.

Exhibit 1.1

Crédit Agricole S.A 2001 Annual Report (*Rapport Annuel*) 82-34771

Registered with the *Commission des Opérations Bourse* on May 23, 2002

Please see attached English language version.

ARIS
12-31-01

04 JAN -2 AM 7:21

Annual Report

Shelf-registration document





2001

CRÉDIT AGRICOLE S.A.

Corporate profile

30,000
employees in France and worldwide.

EUR 1.47
billion.
2001 pro forma consolidated net income.



One of Europe's leading banks, Crédit Agricole S.A. was formed at the end of 2001 as part of Crédit Agricole's initial public offering.

Crédit Agricole S.A. *is a diversified banking group, representing every aspect of the Crédit Agricole Group's component parts and businesses.*

Crédit Agricole S.A. *is a universal bank, present across the spectrum of banking and insurance activities, thanks to the leadership positions its Regional Banks hold in retail banking, and to those held by its subsidiaries in their respective businesses.*

The aims of its strategy are to consolidate the Group's leadership in French retail banking, and to build a solid European dimension.

It intends to give all of its partners—shareholders and employees alike—a stake in its plans for sustainable, profitable growth.

Message from the Chairman and the Chief Executive Officer



Marc Bué
Chairman

Jean Laurent
Chief Executive Officer

> A landmark year

2001 was a landmark year in the history of Crédit Agricole. First there was the creation of Crédit Agricole S.A., then came its successful flotation on the French stock market on 14 December 2001.

This major financial operation was one of the largest in the French banking sector in the past ten years. The project had the backing of managers of all Group companies, but it also marked the culmination of a vast restructuring of the Crédit Agricole Group preparatory to its IPO.

We wanted to bring to market a bank reflecting the personality of Crédit Agricole and representing its economic, financial and commercial identity. We strove to make it attractive to investors and to all our shareholders.

The newly-created Crédit Agricole S.A. is the concrete expression of that ambition:

- it represents our Group as a whole, its businesses and its customers, reflecting its close proximity to its clients as well as its international dimension,
- it is an original concept, allowing us to access the financial markets while consolidating Crédit Agricole's traditional strengths, i.e. its mutualist identity, its dedication to customer service, its deep roots in the local economy and community, and its commitment to their prosperity,
- the appeal of this concept is clear, since the strong balance between Crédit Agricole S.A.'s different activities in terms of business volumes and contribution to earnings, and its powerful retail banking presence, give it the strength and visibility investors seek.

Public demand for Crédit Agricole S.A. shares was the crowning point of this process, confirming that we were on the right track. The share offering was genuinely successful both among individual shareholders, with 2.5 million subscriptions, and with institutional investors in France and the rest of Europe. The flotation took place in hostile market conditions, which made this initial success all the more spectacular. All of the publics addressed—clients and members of the Regional Banks, French, UK and other European investors—expressed their interest and confidence through their involvement in the birth of Crédit Agricole S.A.

Crédit Agricole Group employees, meanwhile, subscribed heavily to the rights issue reserved for them. Crédit Agricole S.A.'s impressive stock market performance since its debut, moreover, is clear evidence of the confidence we have inspired in the financial markets.

We now want to share our plans for profitable and sustainable growth with all our shareholders. On a like-for-like basis, our earnings performance for 2001, the first financial year of Crédit Agricole S.A., is pointing in the right direction: with net banking income of EUR 6.3 billion, up 10.3%, and consolidated net income up 5.5% at EUR 1,468 million, Crédit Agricole S.A. has displayed not only strong resilience to deteriorating economic conditions in 2001, but also genuine commercial drive, gaining ground in all its businesses. These add up to a highly satisfactory performance, reflecting our Group's capacity to withstand volatile business conditions, to manage its risks and curb its cost base while maintaining its growth momentum.

In addition to gaining ground across its markets, all of the Group's businesses rolled out new innovations in response to their customers' needs. They streamlined their organisation in order to boost efficiency and improve their operating ratios, significantly improving their performance in the process. Crédit Agricole S.A.'s recent strategic initiatives—gaining a foothold in the Polish market, central Europe's largest, concluding partnerships for asset management in Asia, building up our European positions in stockbroking and private banking, or again confirming our French market leadership in home banking—are all evidence of the Group's vitality and growth potential.

For more than a century now, the history of Crédit Agricole has been a magnificent tale of banking in the service of all sectors of the economy. Crédit Agricole has grown successfully to the point where it has now undergone a change of dimension, becoming a universal bank. In an economic environment experiencing profound change, Crédit Agricole is stepping up its pace of growth in order to consolidate its leadership in French retail banking, to build up its European dimension, and to assert its global ambitions.

With Crédit Agricole S.A. and its subsidiaries, and with the Regional Banks, Crédit Agricole is now ready for action, poised to amplify its expansion in all its businesses. We have thus opened a new chapter in our history.

Marc Bué

Jean Laurent

Crédit Agricole S.A.: a universal bank

EUR 6.31

billion.
2001 pro forma net banking income.

EUR 1.47

billion.
2001 pro forma consolidated net income.

Crédit Agricole S.A.'s initial public offering

Following internal reorganisation prior to the initial public offering, Crédit Agricole S.A. now holds 100% of Crédit Agricole Group's specialised subsidiaries, and a 25% interest in the capital of the Regional Banks[1].
At 30 April 2002, the Regional Banks held approximately 73% of the capital of Crédit Agricole S.A., and the general public, including Group employees, approximately 27%.



French retail banking

16.1 million customers.
No. 1 in high street banking.
No. 1 in online and home banking.
No. 1 in bank savings products.
No. 1 in mortgage lending.
No. 2 in consumer credit.

25% interest in the Regional Banks

Subsidiaries Sofinco, Transfact, Ucabail and Cedicam.

The Crédit Agricole Group at 31 December 2001


48
25%(1)
100%
SAS Rue La Boetie
70%
100%
Specialised subsidiaries
Banking affiliates
30%

(1) With the exception of the Regional Bank of Corsica



Corporate and investment banking

No. 1 in Europe in French equity research (Crédit Agricole Indosuez Cheuvreux).

No. 2 in managed operations on the primary and secondary equity markets in France in 2001 (through the CAI-Lazard alliance).

Subsidiaries Crédit Agricole Indosuez
Crédit Agricole Lazard Financial Products
and UI.

EUR 16.7

billion.
Shareholders' equity
+ Fund for General Banking Risks
in 2001.


Present in 60 countries.

Asset management, Insurance and Private Banking



EUR 235 billion in funds under management.

No. 2 in the French mutual funds market.

No. 3 in life assurance in France.

Subsidiaries Crédit Agricole Asset Management, BFT
Predica, Pacifica,
Crédit Agricole Indosuez / BGP Indosuez.

CRÉDIT AGRICOLE S.A.

Central functions
Central bank

Proprietary asset management and other activities

International retail banking



20 partnerships in Europe.
No. 2 in consumer credit in Europe.

Banking affiliates

IntesaBci (Italy)
Banco Espírito Santo (Portugal)
Commercial Bank of Greece (Greece)
Lukas, EFL (Poland).

2001 key figures

2001 results Pro forma (in millions of euros)	2000	2001	Change %
Net banking income	5,724	6,314	10.3
Operating expenses	(3,897)	(4,351)	11.6
Gross operating income	1,827	1,963	7.4
Net ordinary income	1,947	2,327	19.5
Net extraordinary items	(219)	333	n.s.
Net allocation to the Fund for General Banking Risks	(143)	(44)	n.s.
Consolidated net income	1,391	1,468	5.5
Consolidated net income before goodwill amortisation	1,596	1,765	10.6

Rating agencies' ratings of Crédit Agricole Group long-term paper

• Standard and Poor's	AA
• Moody's	Aa1
• Fitch	AA+


Proprietary asset management and other activities (10%)
International retail banking (9%)
Corporate and investment banking (26%)
French retail banking (24%)
Asset management, Insurance and Private Banking (31%)
242
194
565
594
732

Contributions to net ordinary income (before tax)
Pro forma (in millions of euros)


1,637
1,855
409
450
464
21
293
486
503
428
82
356
French retail banking
Asset management, Insurance and Private Banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities
2000
2001

Net income by business segment (before goodwill amortisation)
Pro forma (in millions of euros)


+ 17%
14.3
16.7
11.7
15
2.6
1.7
2000
2001
Shareholders' equity
Fund for General Banking Risks

Consolidated shareholders' equity and Fund for General Banking Risks
(in billions of euros)


+ 17%
0.9
1.1
0.4
0.5
0.5
0.6
2000
2001
Country risks
Others

Prudential provisions
(in billions of euros)


Proprietary asset management and other activities (6%)
International retail banking (19%)
Corporate and investment banking (32%)
French retail banking (22%)
Asset management, Insurance and Private Banking (21%)
1.0
2.8
3.2
4.6
3.0

Capital allocations in 2001
(in billions of euros)


29,407
25,532
16,859
International
14,420
France
11,112
12,548
2000
2001

Crédit Agricole S.A. Group workforce

Performance indicators

	2001
Return on shareholders' equity*	13%
International solvency ratio (Tier 1)	9.1% 8.5%
Payout ratio**	36.4%

* Consolidated net income before goodwill amortisation / average shareholders' equity, excluding Fund for General Banking Risks.

** Dividend / Consolidated net income.

[French retail banking]


PRO


FINCO
isons vos rêves

2001 roundup

Robust earnings growth

Crédit Agricole's French retail banking sector performed well in 2001, both commercially and financially, despite a flagging economy. The Regional Banks continued to expand their offering of products and services, gaining ground in several of their markets. Specialised subsidiaries, too, reported strong activity, buoyed by a steady stream of commercial innovations. Improved operating ratios lifted the sector's net income* 18.8% to EUR 786 million.

* Before amortisation of goodwill.

16.1*
million customers.

No. 1
in high street banking.

No. 1
in online and home banking.

No. 1
in bank savings products.

No. 1
in mortgage lending.

No. 2
in consumer credit.

Business line

The French retail banking sector sells bank and insurance products and services to individual customers, professionals, businesses and local authorities in France. These activities imply close collaboration between Crédit Agricole S.A. and its subsidiaries, and the Regional Banks (in which Crédit Agricole S.A. holds a 25%[1] interest following its initial public offering).

Crédit Agricole S.A. co-ordinates business strategies across the Group, working closely with the Regional Banks to define broad marketing and communications policy. It also designs bank savings products and medium-to-long term loans marketed by the Regional Banks. Crédit Agricole S.A.'s subsidiaries, meanwhile, provide additional bank and insurance products, including consumer credit, investment products, life assurance, property & casualty insurance, payment instruments, and leasing.

These products are distributed through Crédit Agricole's Regional Banks, which manage day-to-day customer relations. With more than 16 million customers, the Regional Banks and Crédit Agricole S.A. combined form France's largest high street banking network, occupying leadership positions in their different customer segments.


24%

Sector contribution to Crédit Agricole S.A. 2001 net ordinary income.


22%

of capital allocated in 2001.

* Market data for the French retail banking sector refer to the Regional Banks and Crédit Agricole S.A. combined.

(1) Crédit Agricole S.A.'s French retail banking sector's net banking income does not include the activities of the Regional Banks. The latter are accounted for by the equity method in the sector's operating income.

French retail banking



With more than 16 million customers and more than 13 million current accounts, Crédit Agricole is the premier domestic bank in France, and the foremost lender to the French economy. Even as the economy slowed, the Regional Banks and specialised subsidiaries demonstrated their commercial drive, consolidating the Crédit Agricole Group's leadership in most products and market segments.

13.2
million current accounts.

7,500
branches.

8,800
ATMs (cash machines).

Another year of strong financial and commercial performance for the Regional Banks

The Crédit Agricole Group is France's leading deposit-taking bank with an estimated 21% market share, thanks to the Regional Banks' strong position in the individual, business and professional customer segments. Customer deposits outstanding* grew once again in 2001, rising 5% to EUR 320.5 billion. Inflows too were brisk in most segments, with demand deposits and life assurance leading the way (up 12.8% and 9.7% respectively).

Loans outstanding* rose too, with an increase of 5% to EUR 204.7 billion at the end of 2001. The most active sectors were mortgage lending (+4.7%), business lending (+7.1%) and consumer credit (+10.2%), which together represent two thirds of total loans outstanding.

The Regional Banks stepped up their drive to distribute financial products and services (debit and credit cards, life assurance and P&C insurance) in 2001. The number of products held per current account rose from 6.73 in 2000 to 7.06 at the end of 2001.



* Regional Banks and Crédit Agricole S.A. combined.


+ 5%
305.8
320.5
70.2
12.5
32.4
68.6
36.7
51.7
33.9
77.1
12.5
28.5
71.6
38.6
58.3
Mutual funds
Life assurance
Time deposits, certificates of deposit and savings bonds
"PEP" popular savings plans
Home purchase savings schemes
Passbook accounts
Demand deposits
2000
2001

Total deposits outstanding
(in billions of euros)

Despite one-time charges for the year relating chiefly to the introduction of euro notes and coins, and to the introduction of the 35-hour working week in France, the Regional Banks further improved their cost-income ratio to 62.5%, compared with 62.8% at the end of 2000 (as defined by French accounting standard CRC 2000-04).

All told, by keeping their risk-related costs at a low 0.33% (risk-related costs/accounts receivable), and despite increased prudential provisioning and allocation to the Fund for General Banking Risks, the Regional Banks' contribution, accounted for by the equity method in the results of the French retail banking sector, rose by a hefty 17.6% to EUR 347 million in 2001.


+ 5%
195.0
204.7
3.0
3.1
29.6
31.7
15.6
Others
Leasing
Local authorities
Consumer credit
Professionals
Businesses
Farmers
Mortgage lending
2000
2001

Loans outstanding
(in billions of euros)

Strengthening our commercial presence

Crédit Agricole intends to build a still stronger commercial presence in France on the foundations of its existing leadership positions in the various high street banking market segments. The vitality and strength of the Regional Banks' network will be a key growth driver in this respect, backed by a policy of continuous innovation aimed at getting to know our customers and their needs better.

The Group's combined unitary and decentralised structure represents a key competitive advantage, and a greater market presence will enable Crédit Agricole to leverage the assets embodied in its different components.

In so doing it can tap:
- its subsidiaries' know-how in designing new products and integrating them into a global banking and insurance offering,
- the Regional Banks' dense high street banking network, by far the largest in France with nearly 7,500 branches—ideally-suited to building close relationships with customers and advising them,
- its "multi-channel" distribution model, combining telephone, online and interactive TV banking, for improved access and a more competitive service offering.

Retail banking serves four customer segments, i.e. individuals, professionals (farmers, small traders and retailers, and the independent professions), businesses, and public bodies and local authorities. Each of these markets is now segmented into homogeneous client groups, with specialised customer officers for each category. We are thus now able to hone our products and services, and our distribution channels, in order to respond to customers' needs as closely as possible.

> Individual customers

Crédit Agricole's strategic goal in this market sector is to forge customer loyalty through an attractive offering of regular banking services, and to strengthen its hand in the fastest-growing individual client market segments.

The number of "Comptes-Services" contracts placed with current account holders continued to grow—to over 7 million at the beginning of 2002—double the figure 3 years ago. Seventy per cent of Crédit Agricole clients have now signed up to this service agreement, which comprises a broad package of regular banking products and services, placing customer relationships on a contractual basis.



7
million "Comptes-Services" accounts.

12
million debit and credit cards in 2002.

2.2
million "PEA" equity savings plans in 2002.

In plastic money, the outstanding development in 2001 was the launch of the "Moneo" electronic purse in Brittany, Poitiers, Montpellier, Bordeaux and Lyons. "Moneo" is now systematically bundled with all new cards issued by Crédit Agricole, in order to speed penetration of this product. Crédit Agricole is a driving force behind this inter-bank project: it alone accounts for more than a third of loaded electronic purses and retailers equipped.

Crédit Agricole is the leading issuer of plastic money in France, with nearly 12 million cards held at the beginning of 2002. Efforts to segment the range are paying dividends, as more than a million customers held "Maestro" cards at the end of 2001 (+40%). In addition, the number of "Gold MasterCards" rose 25% during the year, demonstrating Crédit Agricole's capacity to attract a very broad spectrum of customers.

Crédit Agricole also confirmed the rapid growth in customers aged under-25 in 2001, as well as in the number of products they hold. More than 100,000 "Comptes-Services Mozaïc" have been placed, which means that 73% of customers aged 18-25 have now signed up to this service. Also, approximately 100,000 new "Mozaïc" cards were issued. Altogether, more than 1.6 million young customers now enjoy the benefits that come with the "Mozaïc" product family.
For our youngest customers (the under-11s), the "Tiwi" passbook launched at the end of 2000 resulted in the opening of more than 600,000 accounts in 2001, representing around 20% of the children of Crédit Agricole clients.

The "TLJ—Tous les Jours des avantages" loyalty programme was deployed in 21 Regional Banks, and they had signed more than 400,000 customers by the end of 2001. "TLJ" partners offer programme members a range of market benefits, and the network of partners now includes some fifty national retail chains comprising 7,000 outlets, and 1,850 local partnerships, the Regional Banks' own client retailers prominent among them.

In the space of a few years, Crédit Agricole has captured leading positions among middle-market and high net worth customers, as it has differentiated itself from the competition by advising customers on how to build up and manage their assets.

This segment represents 3 million client households, and 80 to 90% of savings. Crédit Agricole is pursuing its strategy, aimed at this customer segment, of enriching its offering, in conjunction with its specialised asset management subsidiaries, and personalising its advisory services, backed by the Regional Banks' dedicated sales teams.

The product offering was expanded in 2001 to embrace new vehicles geared to these customer segments, including:

- "Floriane", a life assurance contract designed by Predica, offering savers access to a fund comprised of 70 mutual funds managed by Crédit Agricole Asset Management,
- "Donaflore", a product designed to formalise and simplify gifts between generations,
- "CA-Funds", a Luxembourg fund managed by CA Asset Management,
- "Master Sélection", a multi-manager product based on two funds of funds,
- and a warrants-based product designed by Crédit Agricole Indosuez Cheuvreux.


"Espace Mozaïc" dedicated to the 12-25 age group.

Crédit Agricole bolstered its sales operations with the widespread introduction of computer-aided estate planning and advisory systems, and by redeploying its sales force. It now has 6,500 counsellors specialised in sales and asset management products for middle- and high net worth customers. This range of products and services will be further enriched in 2002 with the launch of a purpose-designed "Compte-Services" and a personalised management mandate, developed in conjunction with Crédit Agricole Indosuez Cheuvreux Gestions.


A Crédit Agricole branch in shopping mall.

> Professionals

The professional market comprises small shop-keepers and trades-people, the independent professions and businesses employing fewer than 10 people.

Thanks to its dense network of Regional Banks and deep roots in the local economy throughout France, the Crédit Agricole Group now leads the professional market in France, serving approximately 1.2 million customers in this category [source: TMO]. It is also the number one bank in the farming sector (its historical market), with 550,000 farmers among its customers, representing approximately 90% of the market [source: BVA].

A pro-active growth strategy in these markets embraces a broad array of specific approaches, products and services aimed at meeting the personal and professional equipment needs of these different clienteles.



Crédit Agricole S.A. continued to diversify its purpose-designed offerings in 2001, successfully responding to its customers' changing needs. Among them:

• 150,000 professional customers have now signed up to the "Compte-Services Pro",
• "Immedians", an Internet-based factoring product launched in mid-2001, is a fast, flexible, secure answer to professionals' cash management needs. More than a thousand contracts had been signed by the beginning of 2002,
• another successful launch, this time of a simplified employee savings scheme for professionals,
• commercialisation of "Santeffi", an electronic system for managing and settling healthcare refund claims in France, is now moving into top gear, and more than 5,000 contracts have been signed with independent healthcare professionals,
• stronger links have been forged with "Commerce Indépendant Organisé", the French organised independent retailers' network, and with other retailers' organisation, via fifty or so partnership agreements. Through these, the Group enjoys close relationships with no fewer than 270 retail banners. This led to a pronounced increase in volumes of business with the Regional Banks in 2001.

As the French farming community's leading financial partner—it accounted for 80% of subsidised loans and 69% of new savings in 2001 [source: Sofres]— Crédit Agricole is also number one banker to the agrifood industry, with a 28.5% market share, including 58.5% for agricultural co-operatives.

The Group again demonstrated its deep commitment to its traditional client base in 2001, launching several new initiatives in response to its needs:

• a purpose-designed financing and services package to help young farmers become established,


de monnoie

• 6 Regional Banks launched a complete line of P&C and life insurance products, covering all of a farmer's professional and personal insurance requirements. Half of the Regional Banks will begin commercialising this offering in 2002,

• a simplified company savings scheme has been launched, allowing farmers to extend the benefits of the standard employee savings schemes to their work force,

• a dedicated website for farming professionals, "pleinchamp.com", was launched to an encouraging response, attracting 35,000 unique users per month by the start of 2002,

• 50,000 "Compte-Services Agri" contracts had been signed already by the end of 2001.

> Public bodies and local authorities

Crédit Agricole has played a central role in financing the development of regional economies ever since its foundation. Today it is a leading provider of finance to public bodies and local authorities, serving more than 20,000 clients across France. Its key advantages in this market are its ability to combine the naturally close relationships the Regional Banks maintain with this clientele, with its nationwide network of specialised counsellors, backed by the expertise of Crédit Agricole S.A.'s subsidiaries in tailoring and managing financial packages.

2001 was a year of local elections in France, a period traditionally unfavourable to the making of investment decisions. But this year brought sharper competition as well, particularly in the market for small local authorities. The Group nevertheless held onto to its positions overall, and the share of medium and large local authorities actually increased, accounting for two-thirds of lending in 2001. The Regional Banks work closely with the Group's specialised subsidiaries such as Crédit Agricole Indosuez (CAI) and Banque Française de



Innovation

Successful launch for "pleinchamp.com"

The dedicated website for farmers "pleinchamp.com" got off to a satisfactory start in 2001, signing 250 news provider contracts with local and national partners. This site will add practical new functions (local weather forecasts, market intelligence etc) in 2002 aimed at helping farmers run their farms.

French retail banking



At the Regional Bank level, 172 branches and nearly 1,400 specialised counsellors and experts service business customers.

Trésorerie (BFT) in originating structured loans and revolving credits for this type of client. Overall, loans outstanding to local authorities advanced 5.7% in 2001 to EUR 16.6 billion.

In December 2001, Crédit Agricole S.A. was the successful bidder in a call for tenders put out by the French Ministry of Finance selected to develop an experimental public procurement payment card for use by public bodies. This card will allow public bodies to settle invoices directly with approved suppliers. This proprietary solution, developed by a Group subsidiary called Cedicam (number one plastic money operator in France) will also operate through the online marketplace procurement services developed by Answork, in which Crédit Agricole S.A. is a shareholder.

> Business customers

Crédit Agricole began serving the business market in 1990. Today it is the number one source of business financing in France [source: Banque de France] with a market share of 26%, and it is the main banker to 14% of French companies. Its organisation spans the entire gamut of business customers' needs, allying the Regional Banks' dedicated teams and branches with the commercial expertise of Crédit Agricole S.A.'s subsidiaries in their respective specialities. The latter comprise investment management (Crédit Agricole Asset Management and BFT), leasing (Ucabail), sales ledger management and factoring (Transfact), domestic and international cash centralisation (Cedicam and Crédit Agricole S.A.), large and international companies (Crédit Agricole Indosuez), private equity (UI Group) and long-term employee savings schemes (Crédit Agricole Asset Management and Predica).

Although the faltering economy dented demand for credit in 2001, the Regional Banks' loans outstanding to companies grew once again, rising 7.1% to EUR 31.7 billion. New medium and long-term lending totalled almost EUR 5 billion. Deposit inflows were very buoyant at around EUR 21 billion, up 18%, with balance sheet funds rising 14% and mutual funds 24%. Altogether the Regional Banks' net banking income in the business customers sector increased by more than 10% in 2001, to EUR 718 million.

Crédit Agricole S.A.'s subsidiaries actively enriched their offering of banking services aimed at the Regional Banks' business customers:

• the Answork dedicated B2B platform (a joint-venture between Crédit Agricole S.A., BNP Paribas, Société Générale, Cap Gemini Ernst & Young and

France Télécom), deployed a version for small and medium-sized businesses, called "Answork PME", which attracted 78 signings by the end of 2001,

- Cedicam, a joint-venture between the Regional Banks and Crédit Agricole S.A., and the number one plastic money operator in France, developed "CA Certificat". This electronic signature system can guarantee the authenticity, integrity and confidentiality of electronic transactions such as the reporting and payment of VAT. The Regional Banks and Crédit Agricole Indosuez had marketed 1,300 certificates by the end of 2001,
- Crédit Agricole Indosuez opened its "www.ca-ch@nge-en-ligne.com" site to business customers. Subscribing companies can also use this foreign exchange news service to transact business directly with the Group's dealing desks.



Crédit Agricole S.A. is continuously reshaping its commercial offering and distributing customer relationship management (CRM) tools across its different business customer segments, providing support to the Regional Banks in marketing their services.



Top of the charts

French market leader in home and online banking

In 2001 Crédit Agricole was:

- No. 1 online bank, doubling its utilisation rate, and attracting 1 million unique users per month,
- No. 1 in teletext banking services with 4 million connections monthly,
- No. 1 in phone banking services with 6 million calls monthly,
- No. 1 in interactive TV banking services with 57,000 visits monthly to CA TV.

Crédit Agricole further enriched its online offering in 2001, adding new life assurance and consumer credit functions, as well as new online services for companies.

Finally, it launched the Internet Service Provider "Cario" in a partnership with TF1, France's leading mass market TV channel, and in association with the Regional Banks. Cario now operates 46 regional web portals carrying general and local news and information.



French retail banking

> French retail banking subsidiaries' business

Crédit Agricole S.A. is leveraging the expertise of its specialised subsidiaries to develop a comprehensive banking services offering which has captured leadership positions in consumer credit (Sofinco), leasing (Ucabail) and factoring (Transfact).

France's number two consumer credit house, Sofinco, [source: ASF], works closely with the Regional Banks, which distribute the "Open" revolving credit card, a flagship Sofinco product. This business generated robust growth in 2001, with nearly 150,000 new contracts placed, bringing the total number of "Open" accounts to 1.3 million.

Sofinco also distributes its products through its own network (approximately 100 branches), as well as via telephone and teletext marketing, and over the Internet. In addition, it operates through partnership agreements with major retailers, car manufacturers and financial institutions such as banks, insurance companies and retirement funds.

Sofinco originated EUR 4.5 billion in new business in 2001, a rise of 6%. Growth was especially vigorous in general household equipment, driven by a revamped product range, and by the best sales performance in auto finance for eleven years.

Business generated through Crédit Agricole's partnerships also grew strongly in 2001, and new agreements signed during the year mean Sofinco products are now distributed even more widely. Significant new agreements included:

• a 3-year extension to the exclusive agreement signed in 1997 between Honda and Sofinco, through Honda Finance,

• the formation of Créalfi, a joint Sofinco/Darty/Castorama venture, born out of the partnership with the UK retail group Kingfisher, to manage the two retailers' consumer finance activities,

• the partnership with Generali covering conventional loans and guaranteed loans backed by a life assurance policy, which became operational in May 2001;

SOFINCO

Top of the charts

Sofinco the best-known consumer credit company in France

Sofinco scored highest on recognition among consumer credit companies in France in 2001, according to the IPSOS barometer survey carried out in January 2002. It came top on spontaneous recognition, cited by [illegible] of respondents, and 2nd on prompted recognition, cited by 87% of respondents.

• a two-year partnership was signed with Suzuki Automobiles, under the Suzuki financial services brand.

The outstanding event of 2001 was the practical roll-out of the agreement signed in 2000 with Crédit Lyonnais concerning consumer credit in France. The bank loan offering was introduced throughout the network's 1,850 branches at the end of 2001, and the 500,000 revolving loans outstanding will migrate at the end of 2002, timed to coincide with the launch of new products and services. Crédit Lyonnais will benefit from Sofinco's expertise and its proprietary scoring, marketing and risk management tools.

Sofinco is a pioneer in this field, and in 2001 it stepped up its array of web-enabled services. It launched a new version of its website allowing users to manage certain transactions directly, with access to an online scoring system. The volume of online lending trebled in 2001 and now exceeds the figure originated in the largest branches.

Standard & Poor's upgraded Sofinco's outlook from stable to positive, and confirmed its AA- rating for Sofinco's long-term notes and its A1 rating for short-term paper, based on its membership of Crédit Agricole and its strategic position within the Group.

Ucabail provides a diversified range of products and services spanning property, producer goods, information systems, vehicle fleets and energy conservation, for businesses, public bodies and local authorities, and for farmers and professionals. It is a leading supplier of equipment and property leasing finance in France. New business written through the Regional Banks, representing two-thirds of Ucabail's total new lending, was again robust in 2001, especially in equipment leasing. Backed by Crédit Agricole's distribution clout via its combination of dedicated and high street networks, Ucabail is currently strengthening its operational capabilities. Prospecting and customer relationships will be further enhanced by the deployment of new computer-aided customer targeting and simulation systems.


+ 9.2%
5.3
5.8
2000
2001
Ucabail leasing outstandings
(in billions of euros)

In the factoring market, Transfact reported a first-class year in 2001 with a 41% bound in revenues. Transfact's new companies database, "Batica", which contains information on 4 million French and 60 million international companies, can now be accessed by all of the Regional Banks and other Crédit Agricole S.A. Group companies. "Immedians", the new online factoring service for professionals and small businesses, was successfully deployed in most of the Regional Banks.
Transfact will further optimise its information systems in 2002, with plans to expand its offering of products and services for large corporate accounts.

+ 41%

Growth in factoring outstandings managed by Transfact in 2001.

[Asset management, Insurance and Private Banking]





2001 roundup

Robust growth in business volumes and results

Despite less clement market conditions for asset and wealth management, funds under management continued to grow in 2001, rising 5% to EUR 235 billion on the strength of a powerful sales drive by Group companies in their respective businesses. The sector's contribution to Crédit Agricole S.A.'s net income* rose 11.8% to EUR 595 million.

* Before amortisation of goodwill.

This sector encompasses Crédit Agricole S.A.'s asset management, insurance and private banking businesses and operates through its subsidiaries: Crédit Agricole Asset Management (asset management), Predica (life assurance and disability insurance) and Pacifica (P&C insurance), together with Crédit Agricole Indosuez subsidiaries specialising in private banking.

All these businesses market their products to individual customers in France through the Regional Banks' retail outlets. Crédit Agricole Asset Management and the private banking subsidiaries conduct their business both through their respective sales networks, as well as through Crédit Agricole S.A.'s global network of alliances and partnerships as they seek to build up their international presence.

Building on its strong market positions in France, Crédit Agricole S.A. is currently expanding its French and European operations via a strategy of carefully-managed growth based on a broader product offering and on exploiting synergies with other Group businesses.

EUR 235
billion in assets under management in 2001.

No. 2
in the French mutual funds market.

No. 3
in life assurance in France (by funds managed).



[illegible]
Sector contribution to Crédit Agricole S.A. 2001 net ordinary income.



[illegible]
of capital allocated in 2001.

Asset management, Insurance and Private Banking



Crédit Agricole S.A.'s asset management companies employ more than a thousand people in France and worldwide.

EUR 185

billion in assets managed by Crédit Agricole S.A. asset management companies at end-2001.

Partnership

Crédit Agricole to form asset management venture in South Korea

Crédit Agricole Asset Management and National Agricultural Cooperative Federation (NACF), South Korea's number one retail bank, signed an agreement in April 2002 to form a jointly-held equity portfolio management company. Crédit Agricole Asset Management has been present in Seoul for some time in order to prospect for institutional customers. Through the new partnership it will gain access to NACF's 867-branch distribution network and to Korea's individual customers market.

> Asset management

Despite adverse market conditions due to depressed equity prices, funds under management at Crédit Agricole S.A. continued to grow in 2001, advancing 4.5% to EUR 185 billion. Crédit Agricole Asset Management (the new name taken by Indocam in April 2001) is steadily building up its French and international clientele, while expanding its array of products, particularly in the direction of multi-manager and alternative management products.

Crédit Agricole continues to attract new inflows in all markets

After an outstanding performance in 2000, Crédit Agricole S.A. confirmed its growth dynamic in 2001 with EUR 13 billion in net new inflows for all Group asset management companies.

Individual customers in France invested EUR 1.9 billion in medium and long-term mutual funds. Crédit Agricole Asset Management (CA Asset Management) rationalised its range around a series of fixed-income and equity families, and it launched several new funds (Dynatop 6,7 and 8, Dynatop Garanti Eurovaleurs, etc.) which together attracted net inflows of EUR 1.4 billion.

The "Master" product range, aimed at high net worth customers, was enriched with the creation of "Master Duo", "Master PEA", together with new multi-manager products, "Master Sélection Europe" and "Master Sélection Monde".

CA Asset Management overcame negative market sentiment and the resulting impact on long-term products, holding onto its 11.7% share of the French mutual fund market and confirming its number two position.

CA Asset Management works closely with Crédit Agricole Indosuez in the large corporate and institutional sector. Net new inflows were extremely dynamic in 2001, totalling EUR 2.9 billion.

Through Crédit Agricole Epargne Salariale (CAES), CA Asset Management manages employee savings funds for nearly 8,000 companies. The French 19 February 2001 Act allowed small and medium-sized businesses (SMEs)—the Regional Banks' core clientele—to start up employee savings schemes, creating new growth opportunities for CAES. The latter responded by setting up two simplified offerings in this field aimed at SMEs, the independent professions and farmers, namely: a simplified employee savings scheme, and a combined offering coupling this scheme with a simplified retirement savings plan.
A further EUR 200 million was collected on the occasion of the rights issue reserved for Crédit Agricole Group employees at the time of the stock market flotation.

Long-term employee savings under management grew by more than 15% in 2001 to EUR 4.3 billion.



Breakdown of assets managed by CA Asset Management in 2001

Money market	14.4%
Bonds	54.1%
Equities	31.5%

Faster international growth

CA Asset Management is present in many parts of Europe, as well as in the leading financial centres in Asia and the United States. It has long pursued a "multi-local" strategy, drawing on the strength of its top-rated research and management teams, and backed by distribution agreements with local banking and financial partners as well as the Crédit Agricole S.A. Group's international network.

CA Asset Management launched several new products and services in 2001, and expanded its network of outlets and partnerships. Aggregate funds managed for international customers rose 20% in 2001.

CA Asset Management actively marketed CA-Funds, Crédit Agricole S.A.'s flagship Luxembourg product. This 39-compartment product encompasses all asset classes and world markets. It is eligible for distribution in 17 countries and had EUR 3.4 billion in outstandings at the end of 2001.

CA Asset Management also stepped up its presence in Northern Europe (Sweden and Finland), registering a 31% jump in funds under management. It also opened a new unit in Brussels to serve the entire Benelux. In Italy and Spain, CA Asset Management concluded several agreements with local distribution networks.

Asset management, Insurance and Private Banking

With a presence dating back 20 years in Hong Kong, Tokyo and Singapore, CA Asset Management enjoys a strong reputation as an asset manager in the Asian markets. While serving financial institutions and government bodies, it also manages and distributes savings products for individuals aimed at mass market and high net worth customers, distributing via the major local retail networks. Significant initiatives in the region in 2001 included:

- the opening of a representative office in Seoul, dedicated to marketing and advisory services,
- the launch in Japan of a mass market structured fund (Unitopia), distributed by Daiwa Bank (Japan's 5th-largest bank), and the Greenway fund for Citigroup's high net worth clients, which attracted nearly EUR 500 million,
- the launch of CA-Funds in Hong Kong, together with two guaranteed products, in partnership with local high street banks.



Crédit Agricole Asset Management's London-based teams.

+20%

Growth in funds managed on behalf of international customers in 2001.

In March 2002, CA Asset Management acquired a 5% interest in the share capital of Daiwa Trust and Banking Company, a subsidiary of Daiwa Bank, which has USD 175 billion under management and custody in Japan. CA Asset Management thus gained privileged access to the Japanese market for its products, through Daiwa Bank's 600 branches. These branches have begun marketing the products concerned and already have USD 400 million in assets under management.

CA Asset Management bolsters its expertise in alternative management and launches multi-manager products

CA Asset Management has been active in alternative management for the past 10 years. The emphasis is on rigorous selection and assembling externally-managed funds, offering customers an approach designed to optimise the risk/performance trade-off. It reinforced its expertise in this area in 2001 with the acquisition of AIP-AIM, consolidating CA Asset Management's presence in Paris, London and Chicago.

CA Asset Management also signed a co-operation agreement with Pantheon, European leader in dedicated private equity funds investing in unlisted companies, with EUR 5 billion in assets under management. The launch of Greenway Private Equity Europe, in the wake of this agreement, completed the Group's line-up of alternative management funds.
Meanwhile, the agreement signed with Dresdner Bank in 2000 paved the way for commercialisation of an alternative management fund in Germany. Now assembled under the name of Crédit Agricole Alternative Investment Products Group (CA-AIPG),



alternative management funds outstanding totalled more than EUR 2 billion at the end of 2001, up sharply from the figure for 2000.

Another major initiative in 2001 was the launch of a dedicated multi-manager offering, a fast-growing market in Europe and the United States. In addition to setting up a specialised team, CA Asset Management has formed an exclusive partnership with the British firm, Watson Wyatt, a world leading asset management consultant. Two French-law families of pan-European equity funds have been launched, i.e. Master Sélection Europe for individual customers, and CA-Multimanager for institutional investors.

Beside CA Asset Management, Crédit Agricole S.A. is also building up an asset management activity through its wholly-owned subsidiary, Banque Française de Trésorerie (BFT), catering more specifically to local authorities and medium-sized investors. BFT had EUR 9.8 billion under management in 2001, a rise of 2.4%.

Ratings

Fitch-AMR and AIMR-PPS & GIPS

Fitch-AMR renewed its AA rating for Crédit Agricole Asset Management in 2001. This rating now includes not only Paris but also the London, Hong Kong, Tokyo and Singapore units. This is the third highest grade in Fitch-AMR's rating range and indicates excellent quality in terms of safety and risk control related to asset management activities.

Meanwhile, Ernst & Young renewed Crédit Agricole Asset Management's AIMR-PPS & GIPS* certification on the basis of data at 30 June 2001.

* Association for Investment Management and Research Performance Presentation Standards (AIMR-PPS) and Global Investment Performance Standards (GIPS).



Asset management, Insurance and Private Banking

> Insurance

In the space of a few years, Crédit Agricole S.A. has built up a comprehensive array of insurance products and services for individuals, professionals, farmers and businesses, through its insurance subsidiaries Predica (life and disability), and Pacifica (property and casualty). Their products are mainly distributed through the Regional Banks' high street branches.


MUCH ADO

11%

Predica's share of the French life assurance market in 2001 (funds under management).

Life assurance: another year of growth in earnings and funds under management

Coming after an exceptional year in 2000, the French life assurance market went into reverse in 2001, declining 8%. Predica outperformed the market, with premium income falling by only 6.6% to EUR 9.5 billion, while funds under management rose 10% to EUR 77.1 billion. In the space of a few years, Predica has become France's third-largest life assurance company, with an 11% market share.

Euro-denominated contracts attracted hefty inflows, advancing 19% relative to the previous year. Another highly popular product in 2001 was "Carissime," a unit-linked policy eligible for tax-reduction, which doubled its inflows in 2001.

Whole life and disability insurance continued to grow strongly, with a portfolio of 2.4 million whole life contracts (up 12%) at the end of 2001. The launch of the dependency insurance offer—a long-term care insurance product—at the beginning of 2001 was a success, and 36 Regional Banks had placed more than 62,000 policies by the end of its first year on the market. Plans to launch this product throughout the Crédit Agricole Group network will undoubtedly boost the growth of this business in future years.

Predica rolled out several new products in 2001, including:

• "Génération Future" and "Donaflore", two products combining life and whole life assurance and aimed at building up assets for transmission to the policyholder's children or grandchildren,

• a comprehensive whole life and disability offering, comprising health cover, sick leave, long-term care and death insurance, enriching Crédit Agricole S.A.'s global range of insurance products for farmers.

Predica also started up a new personal wealth management activity with the launch of "Floriane", its first product aimed at the Regional Banks' high net worth customers.

New functions were added to online banking services. For example, customers can now consult their policies via the Regional Banks' websites. They can also subscribe certain policies online and conduct various transactions relating to the management of policies already held.

Outside France, Bancassurance SAL, a joint-subsidiary with Fransabank in the Lebanon, and Prédicai-Europe, formed with Crédit Agricole Indosuez in Luxembourg, both enjoyed a satisfactory first year of activity. The Greek subsidiary Emporiki Life was formed with the Commercial Bank of Greece and will market its first products starting in 2002.

Predica is stepping up its drive to attract high net worth customers in 2002, notably through the Regional Banks and private banking network, as well as expanding in whole life and disability insurance.


Pacifica responded quickly and effectively to the 2001 floods, providing support to the victims where and when needed.

Property and casualty insurance (Pacifica)

Thanks to the strong fit between Pacifica's products and the Regional Banks' high street distribution network (nearly 17,000 sales staff are trained to market these products), Crédit Agricole S.A. now ranks among the top ten personal lines P&C insurers in France.

Pacifica confirmed its vigorous growth momentum in 2001 with a 17% surge in premium income to EUR 515 million, and a portfolio of 2,800,000 contracts (up 14.6%). Demand for "Life's Accidents" insurance was especially vigorous, and Pacifica holds nearly 60% of the market with 313,000 policies. Pacifica is also a market leader in legal protection cover, another very buoyant sector.

Also in 2001, Pacifica launched a purpose-designed offering for farmers developed in conjunction with Predica. This product combines busi-


+ 17%
515
440
"Life's Accidents", health insurance, legal protection and others
Home occupiers' comprehensive cover
Motor
75
108
148
259
2000
2001
Breakdown of Pacifica's premium income
(in millions of euros)

Emergency services available round-the-clock, 7 days a week



Asset management, Insurance and Private Banking

ness and professional assets cover, life and accident & health insurance and cover for personal effects in a single package. This offering will be further enriched in 2002 and is gradually being rolled out in the Regional Banks' network. Initial market response has been highly satisfactory, and sales are expected to ramp up quickly thanks to the Group's powerful presence in the agricultural community.

Pacifica responded promptly to its customers' in the wake of major disasters in France, in 2001 (including floods and the explosion at a chemical plant in Toulouse). It rapidly set up a mechanism to advance funds to policyholders pending the outcome of regular claims procedures, and provided psychological support for victims.

Despite the gravity of these events, Pacifica registered a good year in technical terms, keeping its claims ratio unchanged at 73.8%.

Pacifica plans to distribute its farm insurance offering more widely in 2002, and to launch new products specifically targeting younger customers—in motor and home occupiers' insurance in particular—while expanding its line of motor insurance policies.

> Private banking

Providing wealth management services for high net worth customers is the central activity of private banking. This business is primarily conducted though the subsidiaries of Crédit Agricole Indosuez, i.e. BGP Indosuez and Crédit Agricole Indosuez Cheuvreux Gestions in France, and in three leading international centres, namely Switzerland, Monaco and Luxembourg. Private banking services are also provided in Southern Europe, Spain and Italy.

The financial markets' downturn in 2001 depressed the value of assets under management and client transactions. Despite that, net new private banking inflows totalled EUR 3.9 billion, with EUR 46.2 billion in assets under management.

In France, BGP Indosuez maintained the value of assets under management at EUR 8.2 billion despite




BGP Indosuez
Switzerland
Monaco
Luxembourg
Others
8.2
16.5
10.2
6.0
5.2

Breakdown of private wealth under management by private banking subsidiaries, end-2001
(in billions of euros)

the adverse impact of falling stock markets. The private banking sector is co-operating more actively with other Group companies to attract high net worth customers, and 30% of funds managed by BGP Indosuez now comes from partnership agreements signed with the Regional Banks. Improving the quality of service to this clientele is a constant concern, and common wealth management and simulation systems, together with telephone and Internet-based services, are currently under development for this purpose.

Crédit Agricole Indosuez Cheuvreux Gestions, a subsidiary of Crédit Agricole Indosuez, is also building up a private banking business, targeting the Regional Banks' customers especially, with EUR 2.1 billion in assets under management at the end of 2001.

In Switzerland, the merger between the former CIBC Suisse SA and Crédit Agricole Indosuez Suisse SA became effective in 2001. With more than 350 professionals and EUR 16.5 billion (a rise of 5%) in private wealth under management at the end of 2001, the new entity ranks among the top five foreign banks in Switzerland. Through the sales teams in place in Asia and the Middle East, Crédit Agricole Indosuez Suisse SA markets a full line of private banking products and services, with special expertise in structured products now available to all of the Group's private banking clients.

With more than EUR 6 billion (up 8%) in funds under management at the end of 2001, Crédit Foncier de Monaco (CFM) consolidated its leadership in Monaco. In 2001, CFM launched a new online consultation service called e-Private.mc.

Crédit Agricole Indosuez Luxembourg is one of the top foreign private wealth management banks in Luxembourg, with EUR 5.2 billion under management at the end of 2001. Its sales teams also serve the Western and Northern European markets, and recently opened a representative office in Stockholm. This Crédit Agricole Indosuez subsidiary is actively co-operating with other Crédit Agricole S.A. companies, among them Crédit Agricole Asset Management in managing the Luxembourg fund CA-Funds, and with the other companies specialising in private wealth management for trust services.



A thousand private banking staff attentive to their customers' needs.

|Corporate and investment banking|





2001 roundup

Business volumes hold up well in adverse conditions

Crédit Agricole S.A.'s Corporate and investment banking sector successfully withstood the global slowdown and equity markets slide in 2001, with business volumes and earnings declining only moderately. Every area of this business either held on to or strengthened its market positions despite the negative impact of the equity markets. Tight cost controls and lower risk-related costs maintained the sector's net income* at EUR 428 million, down 7.8% over the year, despite prudent provisioning.

* Before amortisation of goodwill.

The Corporate and investment banking sector embraces all of Crédit Agricole S.A.'s activities serving large corporates and institutional investors in France and worldwide, i.e. financing, investment, capital markets (foreign exchange, fixed-income, equities, derivatives, etc.), mergers and acquisitions, private equity, and financial services. Through its subsidiaries Crédit Agricole Indosuez (capital markets, investment banking and corporate finance), CAL FP (structured financing) and the UI Group (private equity), Crédit Agricole S.A. provides a comprehensive array of financial products and services geared to the needs of its major clients in France and Europe, and to those of the Regional Banks' large corporate customers.

As a major banker to large corporates and institutions in France and Europe, Crédit Agricole S.A. is now engaged in a drive to bolster relationships across all its different customer segments. It is doing so:

• by leveraging the full spectrum of expertise deployed in companies across the Group,

• via a carefully targeted strategy aimed at its European clientele,

• by operating through the Group's network of operations and partnerships in France and the rest of the world.

in Europe in French equity research (Crédit Agricole Indosuez Cheuvreux).

for operations managed on the primary and secondary equity markets in France in 2001 (through the CAI-Lazard alliance).

Sector contribution to Crédit Agricole S.A. 2001 net ordinary income.

of capital allocated in 2001.

Corporate and investment banking







12,200

employees in Corporate and investment banking sector.

60

operations worldwide.

> Capital markets

Strong performance despite weak equity markets

With nearly 3,000 staff worldwide, more than half of them outside France, Crédit Agricole Indosuez is a front rank player in the European capital markets, with a significant presence in the United States and Japan also.

Equity activities (Crédit Agricole Indosuez Equities) were hurt by bear markets across the world. These dented both volumes and earnings in 2001, contrasting with the exceptionally favourable conditions experienced in 2000.

Crédit Agricole Indosuez Cheuvreux (institutional brokerage and trading) continued to expand its European operations in 2001, combining local market expertise garnered in its different units with a global sector-based approach. Following the opening of a branch in the Netherlands and its arrival on the UK equity market, Crédit Agricole Indosuez Cheuvreux now heads a network comprising more than 120 analysts in 14 markets, covering more than a thousand European securities. Key to this European expansion is a multi-local organisational model emphasising high quality, independent research. This quality earned Crédit Agricole Indosuez Cheuvreux's research teams several distinctions in the Institutional Investor magazine's "All Europe Research Awards": they won 1st prize for French equities, 3rd prize for German equities, and 4th equal for Scandinavian equities. Crédit Agricole Indosuez Cheuvreux also won no fewer than 20 nominations out of 27 in the Agefi (French financial news agency) financial analysis awards, and 1st prize for best Specialised Distribution and Biotech Small Caps research teams.



Also during the year it bolstered its sales activities and its structured derivatives business, in a bid to become a front-rank player in equity derivatives. Crédit Agricole Indosuez Cheuvreux launched a warrants programme at the end of 2001, in response to demand from institutional and high net worth clients. The programme comprises nearly 400 products covering French and European equities as well as the CAC 40 and Nasdaq 100 indexes. It can be accessed at the "www.caiwarrants.com" website.

Equity trading activities continued to expand despite the general market gloom, and Crédit Agricole Indosuez Cheuvreux's specialist teams successfully enriched their index, volatility and risk arbitrage capabilities, in Asia especially.

Finally, Crédit Agricole Indosuez reorganised its Asian operations in 2001, withdrawing from institutional brokerage other than in Japan. At the same time it reinforced its Japanese equity research and brokerage business, its institutional electronic brokerage capabilities in the region (via the "Blink" platform), as well as its Asian equity derivatives and structured products sales activities.

Crédit Agricole Indosuez Fixed Income is a major European player in foreign exchange, fixed income and credit products trading and sales, with a staff of 750 and twenty dealing rooms in Europe and elsewhere in the world. This activity was reorganised in 2001, with the introduction of specialist sales teams by client type, capable of providing global risk management expertise.

Crédit Agricole Indosuez Cheuvreux in Europe

Operations	[illegible] countries
Markets covered	[illegible]
Analysts	[illegible]
Securities covered	[illegible]



Fixed Income activities proved resilient in 2001, as market opportunities created by falling US key rates boosted treasury and short-term trading activities. In short-term products such as treasury, short-term swaps, emerging markets and foreign exchange, Crédit Agricole Indosuez Fixed Income confirmed its number one position in forward foreign-exchange dealing in France with an estimated 20% market share [source: Banque de France] in French government securities.

Corporate and investment banking

In the bond and long-term debt markets, CAI Fixed Income consolidated its relationships with public and private euro borrowers. In sovereign debt issues, Crédit Agricole Indosuez was ranked number one Primary Dealer in Government Securities in France for the second consecutive year. It is also a Primary Dealer elsewhere in the eurozone, with significant positions in Italy, Spain, Portugal, Belgium, Ireland and Austria. In addition, CAI Fixed Income bolstered its positions among private issuers, ranking number one in Spain [source: Expansion], number three French bank and 14th overall in the eurobond market [source: IFR]. Significant operations in 2001 included two issues totalling EUR 5 billion for France Télécom, placed in several European countries, a EUR 2.5 billion issue for Hypotheken Bank Essen, and a EUR 1.25 billion issue for Ford Motors Credit Corp. in the United States.



Crédit Agricole Indosuez is present in the world's key financial centres, with a staff of 3,000 and around forty dealing rooms.

In the field of securitisation and structured financings (both cash and synthetic), Crédit Agricole Indosuez Fixed Income can tap its full range of products and advisory capabilities to offer innovative, high valued added solutions to its customers, European and Japanese especially. Crédit Agricole Indosuez ranked among the top 12 banks on the European market in this recent, fast-growing line of business, arranging or managing 26 transactions totalling EUR 2.7 billion [source: Capital Data Bondware]. Among the high profile operations handled in 2001, Crédit Agricole Indosuez acted as co-arranger and lead manager (with Deutsche Bank) for securitisation of a global loan portfolio of EUR 1.3 billion for Banque PSA Finance, securitisation of EUR 1.3 billion in mortgage loans, managed with Dresdner Kleinwort Wasserstein for Bankinter (Spain's 4th-largest bank), and securitisation of JPY 10 billion in consumer loans for a Japanese consumer finance affiliate of the Sanyo Group. At the end of 2001, Crédit Agricole Indosuez extended its geographical coverage of the European market when it opened a fixed income products distribution platform in Frankfurt, which became operational in 2002.



Carr Futures' teams cover the world's leading organised markets.

Carr Futures, a subsidiary of Crédit Agricole Indosuez, is a world leader in global clearing and execution on organised futures, options, securities and index markets, with access to around sixty markets, ten offices worldwide, and 1,400 institutional clients. Business volumes and earnings were satisfactory in 2001, as Carr Futures consolidated its leading position in euro and USD interest-rate contracts on the Chicago Mercantile Exchange. Altura, a joint-venture between Carr Futures and BBVA, made a very positive début on the Spanish market in 2001.

Financial Services to institutional investors comprise institutional custody, mutual fund back office administration, and stock custody and transfer services for issuers. Crédit Agricole S.A. is already one of the top four operators in this sector in France, and one of the 10 largest in Europe, with EUR 437 billion in custody.

The Group restructured its activities in France in 2001 in order to raise their profile and growth potential, the aim being to consolidate these businesses Europewide. It has now formed three subsidiaries under the Crédit Agricole Investor Services brand, namely:

- Crédit Agricole Investor Services Bank (Crédit Agricole S.A. 65% and Crédit Agricole Indosuez 35%) specialising in mutual funds depository/trustee activity and institutional custody, both for the Group and for third parties,
- Crédit Agricole Investor Services Corporate Trust (Crédit Agricole S.A. 52% and Crédit Agricole Indosuez 48%) is dedicated to issuer services; it executes issues on organised markets for the Group, manages employee savings schemes and share option plans, and executes equity and bond transactions,
- Crédit Agricole Investor Services Fastnet (Crédit Agricole Indosuez 30%) specialising in fund back office administration and accounting services for employee savings schemes.

European activities are conducted mainly from Luxembourg (Crédit Agricole Indosuez Luxembourg) and through a European network of operational centres developed in partnership with Fortis Group and assembled under the Fastnet brand.

Corporate and investment banking

> Investment banking

Crédit Agricole S.A. provides a broad array of investment banking services to French and European clients through the Corporate Finance and Equity Capital Markets departments of Crédit Agricole Indosuez, and through its wholly-owned private equity subsidiary UI. These services include mergers and acquisitions, new equity issues and hybrid instruments (including convertible bonds, bonds with warrants attached, etc.), leveraged employee savings schemes operations, equity derivatives sales and structuring, private equity, and LBOs. Despite the general market despondency in 2001, Crédit Agricole S.A. teams concluded several high profile deals, demonstrating the Group's strengths in corporate finance across the board.



Crédit Agricole Indosuez held onto its position as number seven advising bank [source: Thomson Financial] in a very subdued French M&A market. It participated in several major transactions during the year, including the acquisition of Sidel by Tetra Laval, the formation of Areva for the French Treasury, and the acquisition of Sorema by SCOR.

In the primary equity markets, Thomson Financial ranked the Crédit Agricole Indosuez-Lazard Capital Markets alliance (formed at the end of 1999) number two bank by primary and secondary market transactions managed in France, with a 15% market share. The decisive factor in this ranking was the leading role played by Crédit Agricole Indosuez in Crédit Agricole S.A.'s stock market introduction, the 2nd-largest transaction on the French market in 2001.

Crédit Agricole Indosuez' teams also featured prominently in convertible bond issues, acting as book-runner in four large-scale transactions for three major clients, namely PPR, Danone and Thalès.

Crédit Agricole Indosuez Equity Capital Markets' teams can also tap the dealing capabilities available elsewhere in the Group, including CAI Cheuvreux and CA Asset Management, in placing complex products designed for corporate clients and managing leveraged employee savings schemes. Crédit Agricole Indosuez confirmed its French market leadership in the latter field in 2001, winning several important mandates from major Group customers, including Suez, Sodexho, Vallourec, Pechiney and Bouygues.

Private equity (UI Group)

Crédit Agricole S.A.'s equity investment activities are conducted through UI (Union d'études et d'Investissements). The UI Group serves three broad customer categories, namely:

- Large Corporates (UI),
- Small and Medium-sized Businesses (IDIA Participations and Sodica),
- Third-party Asset Management (Montparnasse Investissements II, Unipar and Sofipar).



UI provides equity and LBO finance for amounts of between EUR 5 and 50 million, for unlisted firms with turnover in the EUR 100-1,500 million range.

It invested EUR 152.5 million in 2001, chiefly in Bacou-Dalloz on the occasion of a tie-up creating the world leader in person protective equipment; in Marionnaud, French market leader in perfumes and cosmetics retailing; and in Elior, a leading French catering company. Disposals in the same year totalled EUR 229.2 million, generating EUR 110.3 million in capital gains.

UI also manages IDIA Participations, 82%-held by Crédit Agricole S.A. and 18% by UI. This company invests in companies with a turnover of between EUR 15 and 100 million. IDIA Participations invested EUR 73 million in 2001, while it disposed of EUR 44.1 million in investments, generating a capital gain of EUR 10.3 million.

Sodica (UI 50%, Crédit Agricole Indosuez 50%) specialises in mergers and acquisitions between medium-sized companies. Through its teams in Paris and the French provinces, it works closely with the Regional Banks' private equity companies, signing 33 mandates in 2001 and completing 10 transactions.

Unipar and Sofipar provide equity financing for agriculture and agrifood companies, while the Montparnasse Investissements II Fund manages funds raised from the Regional Banks and UI.

UI is currently seeking to build up a third-party asset management business, following the integration of fund of funds manager CPR Private Equity into the equity finance sector in early 2002. It also intends to expand abroad with the planned launch of a private equity fund in Spain.

Breakdown of UI investments by sector
at 31 December 2001 (in millions of euros)

Industry and industrial goods and services	564
Agrifood	156
Health care and cosmetics	132
Banking affiliates	135

Corporate and investment banking

> Financing business

Crédit Agricole S.A. provides a broad range of financings through the specialist teams at Crédit Agricole Indosuez and CAL FP (Crédit Agricole Lazard Financial Products), including: syndicated loans, asset, project and acquisition finance, aircraft and ship finance, export credit, and structured financings. In all these sectors, Group companies maintained or even expanded their market positions in 2001, continuing to refocus on their core clients and European markets.

Despite the overall contraction of the European market, Crédit Agricole S.A.'s loan syndication activity jumped 50% in 2001 to an aggregate USD 10.5 billion. Crédit Agricole Indosuez ranked 7th in 2001 (13th in 2000) among world banks active as arranger in Europe, outside the UK [source: Loan Pricing Group]. It strengthened its working relationships with all of the Regional Banks, syndicating a total of EUR 661 million in loans with them in 2001.

Crédit Agricole Indosuez helped to finance 39 projects in 2001, including 10 as lead arranger. It won four "Deal of the Year" awards in the Europe-Africa-Middle East region [source: Project Finance International] thanks in particular to two major deals, one for a wind farm in Spain and one to build gas liquefaction units in the Sultanate of Oman.



Top of the charts

"European Deal of the Year" for wind power financing in Spain

Project Finance International named the financing for a 1,178 MW wind farm in Castille, Spain, for a group of Spanish electricity companies "European Deal of the Year." Crédit Agricole Indosuez was lead-arranger alongside four other banks. This EUR 814 million deal concerns the world's largest wind power project ever. Around fifty banks participated in the loan syndicate.



450
employees in Financing business.

LBO financing activity surged 75% in Europe, with Crédit Agricole Indosuez lead-managing 10 transactions totalling EUR 3 billion.

Through Crédit Agricole Lazard Financial Products (Crédit Agricole S.A. 75%, Lazard 25%), since 1994 the Group has developed a structured financing offering now spanning the world's main financial centres, i.e. London, New York, Singapore, Tokyo and Sydney. CAL FP packages customised solutions, originating an average of ten new deals each year.

Thanks to its European network, and with EUR 6.3 billion in arranged deals in 2001, Crédit Agricole Indosuez is one of the few French banks with the clout to provide export finance for large corporates throughout the European Union. It ranks 3rd for French Coface-guaranteed exports.

Aircraft and ship financing activities held up well in 2001 despite weaker demand, confirming Crédit Agricole Indosuez as global front-runner in these sectors. Some 84 deals were signed covering the financing of 186 ships, including 71 new units. Crédit Agricole Indosuez's aircraft finance teams in Paris, New York, London and Tokyo arranged finance for 40 new aircraft and are increasingly advising airlines, especially in Japan.


38
28
34
42
30
28
Asset financing
Financings for priority corporate clients
Other corporate financings
30/06/2001
31/12/2001

Net financings outstanding by type of activity
(in %)

|International retail banking|





2001 roundup

A host of strategic initiatives in Europe

Crédit Agricole S.A. fully provisioned its exposure to Argentina in 2001 in the wake of the financial crisis in that country. Elsewhere, however, a series of major initiatives, acquisitions and partnerships boosted the Group's standing in Europe. This sector significantly increased its contribution to Group net banking income and earnings in 2001, thanks—among others—to the start-up of banking services in Poland and the rising volume of business generated through commercial partnerships.

Business line

International retail banking comprises Crédit Agricole S.A.'s banking subsidiaries and affiliates operating outside France, in retail banking mainly. But the sector also covers activities resulting from local partnerships and joint international subsidiaries in other areas of banking.

Over the past ten years, Crédit Agricole has gradually expanded outside France as part of its overall growth strategy, taking advantage of the momentum generated by the European single market in financial services. This expansion into foreign markets is part of a wider drive to boost growth and profitability across all Group businesses, with a view to:

• raising the competitiveness of commercial banking activities through increased emphasis on providing support to Group customers doing business abroad, and offering a wider array of services,

• leveraging the expertise developed in France by seeking outlets for it elsewhere in Europe, in countries whose banking markets offer considerable growth potential,

• achieving economies of scale in the design and management of banking and financial services, in anticipation of consolidation in the European banking industry.

Crédit Agricole S.A. is progressively shaping its European dimension through a coherent strategy combining:

• organic growth in its subsidiaries' respective businesses, backed by the entire Group in seeking to extract commercial synergies,

• forging a pan-European network of alliances and partnerships by acquiring equity stakes in leading European banks.

20

retail banking partnerships in Europe.

No. 2

in consumer credit in Europe (Sofinco).


9%

Sector contribution to Crédit Agricole S.A. 2001 net ordinary income.


19%

of capital allocated in 2001.

International retail banking



In Italy, Crédit Agricole S.A. has formed partnerships with IntesaBci in consumer credit, leasing and factoring.

Several commercial partnerships took practical shape in 2001, bolstering Crédit Agricole S.A.'s positions in a number of markets, Greece especially. In Poland, the biggest market in central Europe, Crédit Agricole S.A. acquired two leading retail banking sector players—a consumer credit company and another specialising in leasing.

30%

Lukas SA's share of the consumer credit market in Poland.

Crédit Agricole S.A.'s expanding presence in Europe

The outstanding event of 2001 was Crédit Agricole S.A.'s move into Poland, with the acquisitions of the Lukas Group and of EFL, both Polish market leaders in their respective sectors.

Lukas SA, in which Crédit Agricole S.A. held an 81% interest at the end of 2001, is number one in consumer credit in Poland, serving 3.5 million customers. It is a prominent player in household equipment finance, and has formed partnerships with leading retail chains backed by a network of 20,000 merchants and 1,200 dealerships. Its banking subsidiary Lukas Bank has around 100 branches in the main cities of Poland, with approximately 240,000 accounts. Lukas Bank is pursuing a multi-channel strategy with as its centrepiece a round-the-clock, 7 days-a-week, call centre.

EFL specialises in equipment leasing (especially motor and IT equipment finance), and is Polish market leader with a 17% share (rising to 25% in professional vehicles). EFL has forged strong relationships with the major car manufacturers and has an exclusive 5-year partnership agreement with PSA (Peugeot-Citroën). It also writes property and casualty insurance through TU Europa, and has recently won a licence to provide life assurance as well.





Intesa Renting, long-term rental specialist, a joint subsidiary of Ucabail and IntesaBci.

The tie-up with the Lukas and EFL groups, both based in Wroclaw, will generate operational and commercial synergies. They will also leverage Crédit Agricole S.A.'s know-how by serving as a springboard for the development of banking services aimed at business and individual customers. Several projects are now under consideration, notably in long-term rental, bank-insurance, and asset management. Crédit Agricole Indosuez opened a representative office in Warsaw in May 2001 in order to support the Group's development in Poland.

In Italy, Crédit Agricole S.A. is the largest shareholder of IntesaBci, Italy's leading player in the banking sector with 15.2% of lending and 13.8% of deposits at end of 2001. IntesaBci also leads the Italian market in the factoring and asset management businesses. Earnings were severely dented in 2001 by the impact of Argentina's financial crisis, and IntesaBci's net income fell by 45% to EUR 928.2 million as a result. The company nevertheless increased its contribution to Crédit Agricole S.A.'s net income, the previous year's contribution having been affected by non-recurring items.

Crédit Agricole S.A.'s main foreign banking affiliates

(ownership percentage at 31 December 2001)

Affiliate	Country	% of capital held
IntesaBci	Italy	16.8%*
Banco Espirito Santo	Portugal	22.3%
Commercial Bank of Greece	Greece	6.7%
Lukas SA	Poland	80.7%
EFL	Poland	50.5%
Banco Bisel	Argentina	69.9%
Banco del Desarrollo	Chile	23.4%
Banque Libano-Française	Lebanon	51%

* percentage control at 31 December 2001

IntesaBci strengthened its partnerships with Crédit Agricole S.A.'s various subsidiaries in 2001. Agos Itafinco in particular registered strong growth and now ranks number three in consumer credit in Italy. Intesa Renting, a long-term rental specialist, developed in a venture with Ucabail, opened for business in 2001. As its largest customer in Italy, IntesaBci is working closely and profitably with Crédit Agricole Indosuez Milan. Also, the Fastnet asset custody network has opened a new unit in Italy.

Sofinco now has an international network of subsidiaries in eight countries. Volumes outstanding in this international network grew by 20% in 2001 to EUR 3.8 billion.



In Greece, starting in 2002.

International retail banking

New partnerships for Crédit Agricole S.A. subsidiaries

In Greece at end 2000, Crédit Agricole S.A. acquired an interest in Commercial Bank of Greece (CBG), the 4th-largest bank in the country. This strategic alliance paved the way for partnership projects with other Group subsidiaries in the course of 2001, e.g.:

- Emporiki Zois, a 50/50 subsidiary of Predica and CBG, was formed in 2001 and began selling life assurance products at the beginning of 2002,
- Crédit Agricole Asset Management acquired a 20% interest in Hermes, CBG's asset management company, and a similar partnership targeting the institutional investor market will be launched shortly,
- Sofinco finalised the creation of Credicom, a joint (50/50) consumer credit subsidiary with CBG, in April 2002,
- Crédit Agricole Indosuez is currently considering plans for a partnership in investment banking and private banking.

In Argentina, Crédit Agricole S.A. acquired a 69.9% interest in Banco Bisel, the 8th-largest bank in the country, at the beginning of 1999. Banco Bisel owns 350 branches, mainly in the "Mercosur corridor" region. Crédit Agricole S.A. has decided to provision its exposure to Banco Bisel in full in response to Argentina's financial and economic crisis. This decision added EUR 217 million to risk-related costs in 2001 income, while the investment in Banco Bisel has been fully written-down, giving rise to a EUR 214 million charge.



Agos Itafinco, a joint subsidiary of Sofinco and IntesaBci, registered a 40% surge in business making it number three in consumer credit in Italy.

Proprietary asset management and other activities



Crédit Agricole S.A.'s initial public offering was backed by an intensive media campaign.

This segment comprises the Group's proprietary asset management and other activities (unconsolidated affiliates, other than those included in international retail banking, i.e. mainly Crédit Lyonnais and Rue Impériale, together with equity portfolio securities), Crédit Agricole S.A.'s function as lead institution, and exceptional operations.

One of the outstanding features of 2001 was the series of non-recurring items relating to financial operations connected with the Group's restructuring (i.e. the increase in the "decentralisation rate" from 33.33% to 50%, and the creation of a Fund for Liquidity and Solvency Banking Risks). These transactions all took place in connection with Crédit Agricole S.A.'s stock market flotation and had a positive net impact of EUR 94 million.

With respect to equity investments, Crédit Agricole S.A. holds a 10.3% interest in Crédit Lyonnais, which it acquired at the time of the creation of the Shareholder Partners Group "GAP" formed when Crédit Lyonnais was privatised in June 1999. Crédit Agricole S.A. is the biggest shareholder in the "GAP". Members are bound by a series of agreements which include a reciprocal right of pre-emption until July 2003. This shareholding is of strategic importance to Crédit Agricole S.A., enabling it to form several significant partnerships in the fields of consumer credit, factoring and leasing. These partnerships became operational on schedule, in 2001.

10%

Sector contribution to Crédit Agricole S.A. 2001 net ordinary income

At the end of 2000, Crédit Agricole S.A. acquired a 30% shareholding in Rue Impériale, Banque Lazard's lead holding company. This shareholding strengthened existing partnerships with Banque Lazard in derivative products, through CAL FP, and in the primary equity market with Crédit Agricole Indosuez. The Crédit Agricole Indosuez-Lazard Capital Markets alliance, formed in 1999, is proving highly successful, and was ranked number two bank for primary and secondary market transactions managed in France in 2001, with a 15% market share [source: Thomson Financial].

Crédit Agricole S.A. share data



Share price performance
Base 100 at 14 December 2001



736
Volume
in millions of euros
<70
<60
<50
<40
<30
<20
<10
<0
Crédit Agricole S.A.
SBF 120
140>
130>
120>
110>
100>
90>
14/12 21/12 28/12 04/01 11/01 18/01 25/01 01/02 08/02 15/02 22/02 01/03 08/03 15/03 22/03 29/03 05/04 12/04 19/04 26/04
2001
2002

[Source: Fininfo]

Crédit Agricole S.A.'s shares were first quoted on 14 December 2001 at EUR 16.6 and rose sharply, closing at EUR 23.46 on 30 April 2002.

The share price appreciated by more than 30% over the first four months of 2002, comfortably outperforming the SBF 120, which fell 1.2% over the same period.

Further evidence of the growing interest shown by institutional investors in Crédit Agricole S.A. is the steady growth in trading volumes.



General public, including employees
27.01%
SNC Crédit Agricole Transactions**
2.77%
SAS Rue La Boétie*
70.22%

Ownership of share capital and voting rights
(at 31 March 2002)

* Holding company for the Regional Banks' interests in the capital of Crédit Agricole S.A.

** Holding company owned by the Regional Banks (90%) and Crédit Agricole S.A. (10%) via a subsidiary.

Financial communications

Since its stock market début, Crédit Agricole S.A. has attracted 2 million individual shareholders in France and a large number of institutional investors, located mainly in France and the rest of Europe. Since its first day of trading, Crédit Agricole S.A. has put in place the following services to provide its shareholders with a regular flow of easily accessible information:

> a website (www.credit-agricole-sa.fr), where shareholders can find out about key events affecting the company and its shares, as well as consult and download financial disclosure statements;

> in France, a freephone number open 5 days a week, from 9 am to 7 pm, to answer individual shareholders' most frequently-asked questions.

Plans to reinforce Crédit Agricole's financial communications arrangements in 2002 include the launch of a shareholders' newsletter and a shareholders' club.



Diary

- 3 June 2002 — **Dividend payment**
- September 2002 — **2002 half-yearly accounts**

Crédit Agricole S.A. share

(at 31 March 2002)

Number of shares outstanding
972,209,899

Nature and place of trading
Euronext Paris

Euroclear France Code
4507

Crédit Agricole S.A.'s share forms part of the SBF 120, FTSE All-World France and Euronext 100 indexes, representing the largest market capitalisations in France.

Contacts

Investor relations

Phone: 33 (0) 1 43 23 31 58
Fax: 33 (0) 1 43 23 55 02
Patrice Vincent
Claude Rosenfeld
Eric Vandamme

Individual shareholder relations

N° Vert 0 800 000 777
Fax: 33 (0) 1 43 23 34 48
infos.actionnaires@credit-agricole-sa.fr

www.credit-agricole-sa.fr

Board of Directors of Crédit Agricole S.A.



at 31 December 2001

Marc Bué
Chairman

Jean Laurent
Chief Executive Officer

Crédit Agricole S.A. has separated the functions of control, which are the responsibility of the Chairman of the Board of Directors, from those of management and administration, which are the responsibility of the Chief Executive Officer. The Board of Directors of Crédit Agricole S.A. has twenty one members, four of whom are outside directors, and two non-voting directors. The first two outside directors elected by the AGM are Gérard Mestrallet and Xavier Fontanet. The Board of Directors met on 13 occasions in 2001.
Directors are elected for three years and may not be elected for more than four consecutive terms. One third of the Board is re-elected each year, with the exception of employee-elected directors.

Directors elected by the Annual General Meeting



Marc Bué
Elected 25 May 2000
Chairman of the Board of Directors
Chairman, CRCAM - Pas-de-Calais*
Vice-Chairman, FNCA
- Vice-Chairman of the Supervisory Board, Crédit Agricole Indosuez (CAI)
- Chairman, Foncaris
- Director, Sofipar and Amacam
- Director, Mutuelle régionale d'assurances Nord Pas-de-Calais
- Director, Fondation du Crédit Agricole Pays de France
- Director, Predi Retraites
- Director, SACAM, SAPACAM, SCICAM and SACAM Participations
- Chairman, Socarenord
- Director, Crédit Lyonnais
- Director, Rue Impériale de Lyon
- Vice-Chairman of the Supervisory Board, SA Groupe Alliance



René Carron
Elected 20 May 1999
Vice-Chairman of the Board of Directors
Chairman, CRCAM - Des Savoie*
- Chairman, FNCA
- Chairman, SAS Rue La Boétie
- Member of the Supervisory Board, CAI
- Director, Sofinco
- Chairman, Amacam
- Director, Fondation du Crédit Agricole Pays de France



Pierre Bastide
Elected 20 May 1999
Vice-Chairman of the Board of Directors
Chief Executive Officer, CRCAM - Centre France*
- General Secretary, FNCA
- Company Secretary, SAS Rue La Boétie
- Member of the Supervisory Board, CAI
- Chairman, Pacifica
- Director, Predica
- Company Secretary, SACAM Centre
- Chairman and Chief Executive Officer, Banque Chalus
- Non-voting director, Crédit Lyonnais
- Director, "La Montagne" newspaper



François Béraudo
Elected 25 May 2000
Chairman, CRCAM - Provence Côte d'Azur*
- Director, Pacifica (as permanent representative of Crédit Agricole S.A.)
- Chairman, CAPDEAM
- Director, SOFIPACA



Pierre Bru
Elected 22 May 2001
Chairman, CRCAM - Quercy Rouergue*
- Member of the Federal Executive Committee, FNCA
- Member of the Supervisory Board, CAI
- Director, Société des Caves de Roquefort
- Chairman of the Board of Directors, Sodagri
- Director, Inforsud Gestion, Mérico/Deltaprint, Chabrillac, SICA Habitat Rural, AMPYDEX, SACAM, SAPACAM, SCICAM

* CRCAM: Caisse Régionale de Crédit Agricole Mutuel (Regional Bank)



Yves Couturier
Elected 29 November 2001
Chief Executive Officer, CRCAM - Sud Rhône Alpes*
- Member of the Executive Committee and Deputy General Secretary, FNCA
- Member of the Supervisory Board, CAI
- Director, Camca Vie, Camca Réassurance, Camca Courtage, Cedicam, TLJ, Predica and Ucabail, GIE Pratica, SACAM, SAPACAM and SACAM Participations



Xavier Fontanet
Elected 29 November 2001
Chairman and Chief Executive Officer, Essilor International
- Director, Chantiers Bénéteau



Carole Giraud Vallentin
Elected 29 November 2001
Regional Bank employee
- Director, GDFPE



Roger Gobin
Elected 25 May 2000
Chairman, CRCAM - Loire-Atlantique*
- Member of the Supervisory Board, CAI
- Director, Pacifica and Ucabail
- Director, CLCA Pornic
- Chairman, Fireca
- Member of the Agriculture Financing Committee



Pierre Kerfriden
Elected 22 May 2001
Chief Executive Officer, CRCAM - Finistère*
- Director, CA Bourse, UI, Uni Expansion Ouest, SCT Brunoy and Marine II
- Chairman, GIE GICAB



Jean Le Brun
Elected 22 May 2001
Chairman, CRCAM - Normand*
- Director, Predi Retraites and Safer Basse-Normandie, Manche, Orne, Calvados



Bernard Mary
Elected 29 November 2001
Chief Executive Officer, CRCAM - Nord Est*
- Member of the Executive Committee, FNCA
- Member of the Supervisory Board, CAI
- Director, CA Bourse and SAPACAM

Director representing professional farmers' organisations



Jean-Michel Lemétayer
Appointed, November 2001
President of the FNSEA (French National farmers' union)



Gérard Mestrallet
Elected 29 November 2001
Chairman and Chief Executive Officer, Suez
- Chairman, Société Générale de Belgique and Tractebel
- Vice-Chairman, Aguas de Barcelona and Hisusa
- Director, Saint-Gobain and Pargesa Holding SA
- Member of the Supervisory Board, Axa, Casino, M6, Sagem SA, Société du Louvre
- Permanent representative of Fided on the Board of Le Monde Entreprises, and of Sperans on the Board of Fimalac



Jean-Pierre Pargade
Elected 25 May 2000
Chairman, CRCAM - Aquitaine*
- Director, Crédit Agricole Asset Management and Segespar
- Managing Director, Agri-Informatique Services
- Member of the Aquitaine Regional Chamber of Agriculture



Jean-Claude Pichon
Elected 20 May 1999
Chief Executive Officer, CRCAM - Midi*
- Chairman, Predica
- Director, Predi Retraites, Deltager and SACAM
- Member of the Management Board, Sofilaro Participations



Jean-Marie Sander
Elected 20 May 1999
Chairman, CRCAM - Alsace Vosges*
- Chairman, Alsace Chamber of Agriculture
- Chairman, CESA
- Company Secretary, CNMCCA

Employee-elected directors



Jacqueline Beaupoil
Elected June 2000
Assistant librarian, Segespar IT Services



Henri Corbel
Elected June 2000
Head of property administration, Unipar
- Chairman of the Supervisory Board, FCPE Actions (employee equity investment trust)

Non-voting directors



Noël Dupuy
Elected 29 November 2001
Chairman, CRCAM - Touraine et Poitou*



Georges Pauget
Elected 29 November 2001
Chief Executive Officer, CRCAM - Pyrénées Gascogne*

Works Council representative



Daniel Coussens

...d Articles of Association of Crédit Agricole S.A. are available on request from:
... 75710 Paris Cedex 15 - France.

Crédit Agricole S.A. Group Management

At 22 May 2002


Chairman
Marc Bué
Chief Executive Officer
Jean Laurent
Personnel Management
Jean-Pierre Lorenzi
Chief Operating Officer
Control and Audit
Jean-Louis Merré
Chief Operating Officer
Development and Markets
Yves Chevillotte
Deputy Chief Executive
e-Development
Pascal Acquaviva
Chief Operating Officer
e-Crédit Agricole
Gilles Gaspement
Department Manager
Retail Banking France and Product Offering
Jacques Sainctavit
Chief Operating Officer
Individuals
Pierre Hacquet
Division Manager
Agriculture and Professionnals
Michel Clavé
Division Manager
Corporate and Local Government
Olivier Toussaint
Division Manager
Logistics / Distribution
Catherine Corolier
Department Manager
Relations with Regional Banks
Jean-Roger Drouet
Division Manager
Corporate Identity and Customer Relations
Didier Blacque-Belair
Department Manager
Payment Systems - Cedicam
Jean-Pierre Ledru
Chief Operating Officer
Chairman of Cedicam
Etienne Longin - CEO Cedicam
Predica
Michel Villatte
Chief Executive Officer
Pacifica
Patrick Duplan
Chief Executive Officer
Sofinco
Patrick Valroff
Chairman and CEO
Asset Management
Thierry Coste
Deputy Chief Executive
Financial Services
François Arsac
Chief Operating Officer
Jean-Michel Cornudet
Division Manager
Crédit Agricole Investor Services
CAIS Corporate Trust
CAIS Bank
CAIS Fastnet
Securities and Regional Banks
Hervé Jouheaud
Department Manager
Segespar
Thierry Coste
Chief Executive Officer
Crédit Agricole Asset Management
Paul-Henri de La Porte du Theil
Chief Executive Officer
Crédit Agricole Épargne Salariale
Paul-Henri de La Porte du Theil
Chairman
BFT
Jacques Darmon
Chairman and CEO
Uniger
Patrick de Lataillade
Chief Executive Officer
Crédit Agricole Lazard Financial Products
Jean-Yves Colin
Vice-Chairman
CPR AM
Jean-Yves Colin
Chairman
Finance and Risk
Gilles de Margerie
Deputy Chief Executive
Financial Management and Accounting
Jean Bouysset
Chief Operating Officer
Accounting and Consolidation
Joël-Louis Colon
Division Manager
Banking Risks
Bernard Fouquet
Chief Operating Officer
Planning and Investments, France
Planning and Management Control
Marc Ghinsberg
Chief Operating Officer
Subsidiaries and Affiliates, France
Christophe Grave
Department Manager
Economic and Banking Studies
Pascal Blanqué
Department Manager

Central Secretariat
Jean-Luc Pothet
Division Manager

Special Advisor
Jean-Luc Perron
Division Manager

Compliance Officer
Alain Seugé
Division Manager

[illegible]
Bernard Michel
[illegible]

- Operations and Banking Services
  Robert Boursault
  Division Manager
  - Operations/Clearing/Support
    Thierry Guilloux
    Department Manager
- Legal/Tax/Documentation
  Jean-Michel Daunizeau
  Division Manager
  - Taxes
    Gérard Jacson
    Department Manager
- Information Systems and Networks
  Alain Brodelle
  Division Manager
  - Studies and Systems
    Jean-Michel du Peyroux
    Department Manager
  - Data Production/Networks/Telecommunications
    Laurent Verdier
    Department Manager
  - Strategy/IT Consulting
    Alain Brodelle
    (Interim)
- Security
  Robert Zeitouni
  Department Manager
- General Services
  Albert Abikzir
  Department Manager
- Transfact
  Robert Lefebvre
  Chief Executive Officer
- Ucabail
  Christophe Noël
  Chief Executive Officer
- Unifica
  Jean-Renaud Le Milon
  Chief Executive Officer

[illegible]
Marc-Antoine Autheman
[illegible]

- Equity Investments and International Affiliates
  Gilles Gramat
  Chief Operating Officer
  - International Affiliates
    Michel Le Masson
    Division Manager
  - Union d'études et d'investissements - IDIA
    Gilles Gramat
    Chairman and CEO UI
    Chairman IDIA Participations
  - Sofipar
    Hervé Delachaume
    Chief Executive Officer
- Crédit Agricole Indosuez
  Marc Antoine Autheman
  Chief Executive Officer
- Risks
  Bernard Carayon
- Human Resources
  Françoise Domenget
- Corporate Secretary
  Julian Harris
- Finance
  Andrew Watson
- Logistics
  François Marion
- North America
  Didier Varlet
- Asia
  Gérard Delaforge
- Ariberto Fassati
  Executive Vice-President
  - Investment Banking
    David Villeneuve
  - Europe
    Michel Le Masson
  - Private Banking
    Jacques Haffner
  - Asset-based Finance
    Marc Tabouis
- Alec de Lézardière
  Executive Vice-President
  - CAI Cheuvreux
    François Simon
  - CARR Futures
    Didier Varlet
  - Fixed Income
    Thierry Sciard

Division
Department or Mission
Subsidiary

Simplified Crédit Agricole S.A. Group financial structure

At 31 March 2002


French retail banking
Asset management, Insurance and Private Banking
Corporate and
Capital markets and investment banking
Asset management
Insurance
Private banking
Crédit Agricole Indosuez
25% interest in the capital of the Regional Banks
Sofinco Group
> France
Ucabail Group
> France
Transfact
Foncaris
Cedicam
Joint venture
Crédit Agricole Asset Management Group
> France
> Fastnet
> CA Epargne salariale
> CPR AM
> outside France
BFT
Predica
Pacifica
BGP Indosuez
CAI Suisse SA
CAI Luxembourg SA
Crédit Foncier de Monaco
CAIC Gestions
CAI Cheuvreux Group
> France
> outside France
Carr Indosuez Asia
> Indosuez WI Carr
Carr Futures
CPR
UI
IDIA Participations
Crédit Agricole S.A. percentage control
90% or above
50-90%
Less than 50%


CRÉDIT AGRICOLE S.A.
nvestment banking
International retail banking
Fiduciary asset management and other activities
Financing business
Group 100%
Banque Libano-Française
Al Bank Al Saudi Al Fransi
Banque Française de l'Orient
Crédit Agricole Lazard Financial Products
IntesaBci Italy 16.8%
Banco Espírito Santo Portugal 8.8%
Commercial Bank of Greece Greece 6.7%
Lukas/EFL Group
> Lukas SA 55%
> Lukas Bank
> EFL 50.5%
Poland
Banco Bisel Argentina 59.9%
Banco Acac Uruguay 64.4%
Banco del Desarrollo Chile 23.4%
Sofinco Group
> outside France
Germany
Hungary
Italy
Morocco
Portugal
Spain
The Netherlands
Ucabail Group
> outside France
Spain
Portugal
Real estate
Unifica
Unibiens
Unimo
Proprietary asset management
Financial holdings
Real estate holdings
Land holdings
Other
Crédit Lyonnais
Rue Impériale
Crédit Agricole S.A. main shareholding interests
Bouygues
CRH
Crédit Logement
Suez
Coface
Banco Bradesco

Crédit Agricole S.A. main subsidiaries

At 15 May 2002

BFT
(Asset management and local government financing)
11, avenue d'Iéna
75116 Paris
Tel. 33 (0) 1 40 69 90 90
Chairman and Chief Executive Officer:
Jacques Darmon

BGP Indosuez
(Private banking)
20, rue de la Baume
75008 Paris
Tel. 33 (0) 1 40 75 62 62
Chairman : Lucien Douroux
Chief Executive Officer:
Christophe Gancel

CAES
(Employee savings plans)
90, boulevard Pasteur
75730 Paris 15
Tel. 33 (0) 1 43 23 30 30
Chairman :
Paul-Henri de la Porte du Theil
Chief Executive Officer: André Pasquié

CAI Cheuvreux
(Stock brokerage)
9, quai du Président Paul Doumer
92920 Paris La Défense Cedex
Tel. 33 (0) 1 41 89 70 00
Chairman: Alec de Lézardière
Managing Director: François Simon

Carr Futures
(Futures and options)
119, rue Réaumur
75002 Paris
Tel. 33 (0) 1 44 82 86 86
Chairman and Chief Executive Officer:
Didier Varlet

Cedicam
(Payment systems)
44, rue Cambronne
75015 Paris
Tel. 33 (0) 1 43 23 34 56
Chairman: Jean-Pierre Ledru
Chief Executive Officer: Etienne Longin

CPR AM
(Asset management)
30, rue Saint-Georges
75009 Paris
Tel. 33 (0) 1 45 96 20 00
Chairman: Jean-Yves Colin
Chief Executive Officer: Pierre Simonet

Crédit Agricole Asset Management
(Asset management)
90, boulevard Pasteur
75730 Paris Cedex 15
Tel. 33 (0) 1 43 23 30 30
Chairman : Thierry Coste
Chief Executive Officer:
Paul-Henri de la Porte du Theil

Crédit Agricole Indosuez
(Corporate and investment banking)
9, quai du Président Paul Doumer
92920 Paris La Défense Cedex
Tel. 33 (0) 1 41 89 00 00
Chairman: Jean Laurent
Chief Executive Officer:
Marc Antoine Autheman

Crédit Agricole Investor Services
(Financial services)
91-93, boulevard Pasteur
75710 Paris Cedex 15
Tel. 33 (0) 1 43 23 52 02
Chairman and Chief Executive Officer:
François Arsac

Pacifica
(Property and casualty insurance)
Le Colisée Marceau
24, rue du Gouverneur Général Eboué
92136 Issy-les-Moulineaux Cedex
Tel. 33 (0) 1 55 92 33 00
Chairman: Pierre Bastide
Chief Executive Officer: Patrick Duplan

Predica
(Life assurance)
50-56, rue de la Procession
75015 Paris
Tel. 33 (0) 1 43 23 58 00
Chairman: Maurice Grangey
Chief Executive Officer: Michel Villatte

Sofinco
(Consumer credit)
Rue du Bois Sauvage
91038 Evry Cedex
Tel. 33 (0) 1 60 76 36 36
Chairman and Chief Executive Officer:
Patrick Valroff

Transfact
(Factoring)
91-93 boulevard Pasteur
75710 Paris Cedex 15
Tel. 33 (0) 1 43 23 72 00
Chairman: Bernard Michel
Chief Executive Officer:
Robert Lefebvre

Ucabail
(Leasing)
128-130 boulevard Raspail
75288 Paris Cedex 06
Tel. 33 (0) 1 43 23 60 50
Chairman: Michel Michaut
Chief Executive Officer:
Christophe Noël

Unifica
(Real estate)
117, quai du Président Roosevelt
92132 Issy-les-Moulineaux Cedex
Tel. 33 (0) 1 43 23 39 00
Chairman: Bernard Michel
Chief Executive Officer:
Jean-Renaud Le Milon

Union d'études et d'Investissements (UI)
(Private equity)
100, boulevard du Montparnasse
75682 Paris Cedex 14
Tel. 33 (0) 1 43 23 21 21
Chairman and Chief Executive Officer:
Gilles Gramat

- French retail banking
- Asset management, insurance and Private Banking
- Corporate and investment banking
- International retail banking
- Proprietary asset management and other activities

The Crédit Agricole Group

At 31 December 2001


48
Regional Banks
(Caisses Régionales)
25%***
100%
SAS Rue La Boétie*
70%
100%**
Specialised subsidiaries
Banking affiliates
30%
General public
(including
employees)

Following its stock market flotation on 14 December 2001, the capital of Crédit Agricole S.A. was held by the Crédit Agricole Regional Banks (approximately 70%), with the general public, including Group employees holding approximately 30%. The Regional Banks control the capital of Crédit Agricole S.A. via a wholly-owned holding company*.

On 29 November 2001, the shareholders of the Caisse Nationale de Crédit Agricole (CNCA) approved the constitution of Crédit Agricole S.A. and its flotation on the stock market.

Crédit Agricole S.A. embraces all of Crédit Agricole Group's businesses, forming a coherent ensemble comprising:

- the role of lead institution of the Crédit Agricole Group,
- the entire capital of its specialised subsidiaries**,
- the equity interests in Crédit Agricole's partner banks,
- a direct 25% interest in the capital of the Regional Banks***, in the form of non-voting shares.

* SAS Rue La Boétie, a simplified joint-stock company, is a holding company for the Regional Banks' interests in the capital of Crédit Agricole S.A. at 31 December 2001.

** At 31 December 2001, Crédit Agricole S.A. held 92.5 % of Pacifica.

*** With the exception of the Regional Bank of Corsica.

Crédit Agricole's structure

At 1 March 2002


Crédit Agricole S.A.
2,666
Local Banks
(Caisses Locales)
5.5
million
co-operative
shareholders
48
Regional Banks*
(Caisses Régionales)
Full-service banks
7,467 branches
FNCA
Regional Banks'
representative body

> Main subsidiaries

- Crédit Agricole Indosuez
  Corporate and investment banking
  - > Crédit Agricole Indosuez Cheuvreux
    Stock brokerage
  - > BGP Indosuez
    Private banking
  - > Carr Futures
    Futures and options
- Crédit Agricole Asset Management
  Asset management
  - > CPR AM
    Asset management
  - > BFT
    Asset management and local government financing
  - > CAES
    Employee savings plans
  - > Crédit Agricole Investor Services
    Financial services
- Predica
  Life assurance
- Pacifica
  Property and casualty insurance
- Sofinco
  Consumer credit
- Ucabail
  Leasing
- Transfact
  Factoring
- UI
  Private equity
- Unifica
  Real estate
- Cedicam [1]
  Payment systems

(1) Joint venture with the Regional Banks

Crédit Agricole Group key figures
(at 31 December 2001)

Total assets	EUR 563 billion
Consolidated shareholders' equity and Fund for General Banking Risks	EUR 32.5 billion
International solvency ratio *(Tier 1)*	11.8% *10.8%*

* The Regional Banks are variable-capital co-operative societies, subject in particular to articles L.512-20 et seq. of the French Monetary and Financial Code pertaining to Crédit Agricole, to articles L.231-1 et seq. of the Code of Commerce pertaining to variable-capital companies, and to the provisions of the French 10 September 1947 "co-operative societies" Act (Law no. 47-1775).

A major player in France and Europe

France's leading retail bank


Pas-de-Calais
Nord
Somme
Normandie-Seine
Oise
Nord Est
Calvados
Paris et Ile-de-France
Brie
Lorraine
Normand
Finistère
Côtes-d'Armor
Ille-et-Vilaine
Anjou et Maine
Champagne-Bourgogne
Alsace Vosges
Morbihan
Val de France
Loire-Atlantique
Côte-d'Or
Franche-Comté
Centre Loire
Touraine et Poitou
Centre Ouest
Vendée
Centre-Est
Charente-Maritime Deux-Sèvres
Centre France
des Savoie
Charente-Périgord
Loire Haute-Loire
Sud Rhône Alpes
Cantal
Aquitaine
Quercy Rouergue
Sud Alliance
Gard
Provence Côte d'Azur
Alpes Provence
Toulouse et Midi Toulousain
Pyrénées Gascogne
Midi
Corse
Sud Méditerranée
48
Regional Banks
Mergers pending
• Guadeloupe
• Martinique
• Reunion Is.


Helsinki
Oslo
Stockholm
Hamburg
London
Nieuwegein
Amsterdam
Warsaw
Brussels
Frankfurt
Paris
Luxembourg
Stuttgart
Zurich
Lausanne
Geneva
Lugano
Milan
Budapest
Monaco
Bilbao
Madrid
Barcelona
Rome
Lisbon
Athens
Gibraltar
Piraeus

Main locations in Europe

A significant European dimension


150 locations in 60 countries.

An active international presence

A unified, decentralised group



Crédit Agricole is both a unified and a decentralised banking group, combining financial, commercial and legal cohesion with decentralisation of responsibility. It has adopted a three-tier structure comprised of 2,666 Local Banks ("Caisses Locales") grouped together in 48 Regional Banks ("Caisses Régionales"). The latter hold 70%* of the capital of Crédit Agricole S.A., which acts as lead institution and central bank to the Crédit Agricole Group.*
The Fédération Nationale du Crédit Agricole acts as a consultative body.

Crédit Agricole's Local Banks

The 2,666 Local Banks are the bedrock of Crédit Agricole's co-operative organisation, and they hold the bulk of the capital of the Regional Banks. The 5.5 million members of the Local Banks elect more than 35,000 directors to their respective Boards. Because of the prominent role they play in the local community and their deep familiarity with local business and social conditions, these directors are a vital link between the Regional Banks and their customers.

Crédit Agricole's Regional Banks

The Regional Banks are fully accountable for their management within the framework of the Group. They are responsible for maintaining relationships with their 16.1 million customers and providing them with a comprehensive array of financial products and services.

With 7,467 branches and more than 10,000 "Point Vert" counters on shopkeepers' premises, the Regional Banks form the largest high street banking network in France. Their dense branch network keeps them close to their customers, combining commercial responsiveness and vitality with a deep involvement in the local community.

The Regional Banks are currently in the process of merging their structures and IT systems in order to enhance their competitiveness and improve their service to customers.

The Fédération Nationale du Crédit Agricole (FNCA)

The FNCA, the national federation, acts as a consultative body and forum for the Regional Banks and the Group. This is where local ideas and discussions are shaped into coherent strategic proposals, making it an important policy-making body. The FNCA represents the Regional Banks and the Group vis-à-vis government, professional associations, and the representative bodies of the co-operative and mutual organisations. It also provides training and human resources management services on the Regional Banks' behalf.

The Chairman and the General Secretary of the FNCA are, respectively, the Chairman and Company Secretary of SAS Rue La Boétie, the holding company for all* of the Regional Banks' interests in the capital of Crédit Agricole S.A.

* At 31 December 2001

Crédit Agricole S.A. and its subsidiaries

On 29 November 2001, the shareholders of the "Caisse Nationale de Crédit Agricole" (CNCA) approved the restructuring of the CNCA, its change of name to Crédit Agricole S.A., and the flotation of part of its share capital on the stock market.
As a result of these operations, Crédit Agricole S.A. now holds the entire share capital of its national subsidiaries and a 25% interest in the Regional Banks (in the form of non-voting equity securities "certificats coopératifs d'associés" or "certificats coopératifs d'investissement").
Following Crédit Agricole S.A.'s stock market flotation, at 30 April 2002 the Regional Banks held approximately 73% of the capital of Crédit Agricole S.A., and the general public including Group employees, approximately 27%.

As the Group's lead institution, Crédit Agricole S.A. is responsible for ensuring its overall cohesion and proper functioning, and for enforcing compliance with the management standards required to guarantee the liquidity and solvency of the Regional Banks. It represents the Group in its dealings with the monetary, financial and banking authorities.
As central banker to the Group, Crédit Agricole S.A. is also responsible for guaranteeing its financial unity through its management of treasury and part of the medium and long-term savings maturity mismatch risk.
Finally, Crédit Agricole S.A. is responsible for ensuring the Crédit Agricole Group pursues consistent development policies by co-ordinating strategy in its different business lines. It works with its subsidiaries to design the products and services commercialised through its different outlets. And it harnesses skills and resources available throughout the Group to maximise the competitiveness of the Regional Banks.

A century of history



> 1894
Formation of the first "farm credit societies", known as "Caisses Locales" (Local Banks), between farmers belonging to a farmers' union.

> 1899
French Act unites Local Banks in a series of regional federations called "Caisses Régionales de Crédit Agricole".

> 1920
Creation of the "Office National du Crédit Agricole", a public body responsible for distributing Government advances, and for co-ordinating the activities of the Local and Regional Banks.
The Office National became "Caisse Nationale de Crédit Agricole" in 1926.

> 1945
Creation of the "Fédération Nationale du Crédit Agricole".

> 1959
Crédit Agricole receives authorisation to grant mortgages to non-farm rural residents to purchase their main residence.

> 1967
CNCA gains independence from French Treasury and access to the money market.

> 1986
Crédit Agricole enters insurance business: Predica (life assurance) formed in 1986, and Pacifica (property & casualty) formed in 1990.

> 1988
French Act institutes CNCA as a mutual society, turning it into a limited company owned by the Regional Banks and Group employees.

> 1989
First Group Strategic Plan adopted.

> 1996
Acquisition of Banque Indosuez, and formation of Crédit Agricole Indosuez and Indocam.

> 1999
Acquisition of Sofinco (consumer credit) and of a 10% interest in the capital of Crédit Lyonnais.

> 2000
2000 Group Strategic Plan adopted.

> 2001
Formation and stock market flotation of Crédit Agricole S.A.

Crédit Agricole Group summarised consolidated balance sheets

Assets
in millions of euros

	31 Dec. 2001	31 Dec. 2000	31 Dec. 1999
Cash, money market and interbank items	95,876	100,330	108,335
Customer-related items	262,403	247,721	226,481
Lease financing	6,654	6,051	5,088
Securities	69,366	62,606	59,054
Insurance companies' investments	79,692	72,130	63,434
Re-insurers' share in technical reserves	131	99	181
Investments, bank premises and equipment	13,300	12,594	13,079
Goodwill	1,810	1,383	704
Other assets and sundry accounts	34,057	32,747	36,565
Total assets	563,289	535,661	512,921

Liabilities
in millions of euros

	31 Dec. 2001	31 Dec. 2000	31 Dec. 1999
Money market and interbank items	70,307	73,409	72,681
Customer-related items	266,674	250,099	249,813
Debts represented by a security	64,031	61,755	47,381
Insurance companies' technical reserves	78,019	70,845	62,370
Other liabilities and sundry accounts	37,852	39,161	44,339
Reserves and subordinated debt	13,234	11,467	10,157
Fund for General Banking Risks	4,128	2,239	1,865
Minority interests	656	894	1,324
Consolidated shareholders' equity	28,388	25,792	22,991
Total liabilities and shareholders' equity	563,289	535,661	512,921

The foregoing data concern the Crédit Agricole Group, comprised of the Local Banks, the Regional Banks and Crédit Agricole S.A., parent companies, and their subsidiaries.

Crédit Agricole Group summarised consolidated statements of income

in millions of euros	2001	2000	1999	2001/2000 % change
Net banking income	16,259	15,439	14,768	5.3
Operating expenses	(10,701)	(10,044)	(9,411)	6.5
Gross operating income	5,558	5,395	5,357	3.0
Risk-related costs	(1,353)	(860)	(1,087)	57.3
Share of net income (losses) of equity affiliates	283	153	366	85.0
Net income (loss) on fixed assets	122	322	265	(62.1)
Net ordinary income (before tax)	4,610	5,010	4,901	(8.0)
Net extraordinary items	(116)	(622)	(522)	n.s
Corporate income tax	(1,330)	(1,005)	(1,467)	32.3
Amortisation of goodwill	(302)	(212)	(158)	42.4
Net allocation to the Fund for General Banking Risks	(1,615)	(371)	(335)	n.s
Net income before minority interests	1,247	2,800	2,419	n.s
Consolidated net income	1,158	2,762	2,373	n.s
Net income before goodwill amortisation	1,460	2,974	2,531	n.s

The foregoing data concern the Crédit Agricole Group, comprised of the Local Banks, the Regional Banks and Crédit Agricole S.A., parent companies, and their subsidiaries.

Before net allocations to the Fund for General Banking Risks and elimination of capital gains on Crédit Agricole S.A. shares (realised within the framework of the initial public offering), net income before goodwill amortisation was up 7.9% for the year 2001.

The consolidated financial statements of the Crédit Agricole Group are available on request from the registered office of Crédit Agricole S.A.

Crédit Agricole Regional Banks

At 22 May 2002

> Alpes Provence
25, chemin des Trois Cyprès
13000 Aix-en-Provence
Tel. 33 (0) 4 42 52 77 50

- **Chairman:** Marc Pouzet
- **Chief Executive Officer:** Dominique Millour

> Brie
24, avenue du Maréchal Foch
77100 Meaux
Tel. 33 (0) 1 60 25 91 23

- **Chairman:** Bruno Clergeot
- **Chief Executive Officer:** Nicolas Renaudin

> Centre France
3, avenue de la Libération
63000 Clermont-Ferrand
Tel. 33 (0) 4 73 30 57 00

- **Chairman:** Maurice Baquier
- **Chief Executive Officer:** Pierre Bastide

> Charente-Maritime Deux-Sèvres
12, boulevard Guillet-Maillet
17000 Saintes
Tel. 33 (0) 5 46 98 50 17

- **Chairman:** Michel Roullin
- **Chief Executive Officer:** Jean-Yves Hocher

> Alsace Vosges
1, place de la Gare
67000 Strasbourg
Tel. 33 (0) 3 88 25 42 42

- **Chairman:** Jean-Marie Sander
- **Chief Executive Officer:** Bernard Lolliot

> Calvados
15, esplanade Brillaud de Laujardière
14000 Caen
Tel. 33 (0) 2 31 55 61 11

- **Chairman:** Gérard Durocher
- **Chief Executive Officer:** Guy Caudamine

> Centre Loire
26, rue de la Godde
45806 Saint-Jean de Braye
Tel. 33 (0) 2 38 60 20 00

- **Chairman:** François Thibault
- **Chief Executive Officer:** Guy Chateau

> Charente-Périgord
Rue d'Epagnac
16800 Soyaux
Tel. 33 (0) 5 45 20 45 20

- **Chairman:** François Jaubert
- **Chief Executive Officer:** Bernard Merlet

> Anjou et Maine
40, rue Prémartine
72000 Le Mans
Tel. 33 (0) 2 43 76 33 33

- **Chairman:** Jean-Paul Dutertre
- **Chief Executive Officer:** Bruno de Laage

> Cantal
1, rue Alexandre Pinard
15000 Aurillac
Tel. 33 (0) 4 71 64 43 00

- **Chairman:** André Janot
- **Chief Executive Officer:** Marcel Chateau

> Centre Ouest
29, boulevard de Vanteaux
87000 Limoges
Tel. 33 (0) 5 55 05 73 94

- **Chairman:** Pierre Rabaud
- **Chief Executive Officer:** Jacques Debet

> Corse
1, avenue Napoléon III
20000 Ajaccio
Tel. 33 (0) 4 95 29 33 33

- **Chief Executive Officer:** Francis Lamarque

> Aquitaine
304, boulevard du Président Wilson
33076 Bordeaux
Tel. 33 (0) 5 56 90 40 40

- **Chairman:** Jean-Pierre Pargade
- **Chief Executive Officer:** Christian Duvillet

> Centre-Est
1, rue Pierre de Truchis de Lays
69410 Champagne-au-Mont-d'Or
Tel. 33 (0) 4 72 52 80 00

- **Chairman:** Claude Henry
- **Chief Executive Officer:** Jean-Paul Chifflet

> Champagne-Bourgogne
269, faubourg Croncels
10000 Troyes
Tel. 33 (0) 3 25 71 40 00

- **Chairman:** Michel Michaut
- **Chief Executive Officer:** Jean-Michel Ozoux

> Côte-d'Or
18, rue Davout
21000 Dijon
Tel. 33 (0) 3 80 63 56 35

- **Chairman:** Maurice Chevalier
- **Chief Executive Officer:** Jean-Michel Ozoux

> Côtes-d'Armor
La Croix Tual
22440 Ploufragan
Tel. 33 (0) 2 96 01 32 10

- **Chairman:** Jean-Pierre Morvan
- **Chief Executive Officer:** Jean-Philippe Neuville

> Guadeloupe
Petit Pérou - Abymes
97176 Abymes
Tel. 33 (0) 590 90 65 65

- **Chairman:** Christian Fléreau
- **Chief Executive Officer:** Denis Mauss

> Lorraine
56-58, avenue André Malraux
57000 Metz
Tel. 33 (0) 3 83 93 66 11

- **Chairman:** Jacques Chaise
- **Chief Executive Officer:** Eric Pradel

> Nord
10, avenue Foch
59000 Lille
Tel. 33 (0) 3 20 63 70 00

- **Chairman:** Paul Bernard
- **Chief Executive Officer:** Alain Diéval

> Finistère
7, route du Loch
29000 Quimper
Tel. 33 (0) 2 98 76 01 11

- **Chairman:** Jean Le Vourch
- **Chief Executive Officer:** Pierre Kerfriden

> Ille-et-Vilaine
19, rue du Pré Perché
35000 Rennes
Tel. 33 (0) 2 99 03 35 35

- **Chairman:** Alain David
- **Chief Executive Officer:** Jean Kerouedan

> Martinique
Rue Case Nègre
- Place d'Armes
97232 Lamentin
Tel. 33 (0) 596 66 59 39

- **Chairman:** Guy Ranlin
- **Chief Executive Officer:** Pascal Durieux

> Nord Est
25, rue Libergier
51100 Reims
Tel. 33 (0) 3 26 83 30 00

- **Chairman:** Henri de Benoist
- **Chief Executive Officer:** Bernard Mary

> Franche-Comté
11, avenue Elisée Cusenier
25000 Besançon
Tel. 33 (0) 3 81 84 81 84

- **Chairman:** Jean-Louis Delorme
- **Chief Executive Officer:** Maurice Grangey*

> Loire-Atlantique
La Garde - Route de Paris
44000 Nantes
Tel. 33 (0) 2 40 30 55 55

- **Chairman:** Roger Gobin
- **Chief Executive Officer:** Pascal Célérier

> Midi
Avenue de Montpelliéret/
Maurin
34970 Lattes
Tel. 33 (0) 4 67 17 80 00

- **Chairman:** Alain Maurel
- **Chief Executive Officer:** Jean-Claude Pichon

> Normand
Avenue de Paris
50000 Saint-Lô
Tel. 33 (0) 2 33 06 61 61

- **Chairman:** Jean Le Brun
- **Chief Executive Officer:** Christian Edely

> Gard
408, chemin du Mas
de Cheylon
30000 Nîmes
Tel. 33 (0) 4 66 29 33 00

- **Chairman:** Dominique Chardon
- **Chief Executive Officer:** Michel Mathieu

> Loire Haute-Loire
94, rue Bergson
42000 Saint-Etienne
Tel. 33 (0) 4 77 79 55 00

- **Chairman:** Marcel Eymaron
- **Chief Executive Officer:** Gérard Ouvrier-Buffet

> Morbihan
Avenue de Kéranguen
56000 Vannes
Tel. 33 (0) 2 97 01 77 77

- **Chairman:** Alexis Guéhenneux
- **Chief Executive Officer:** Gilles Auvray

> Normandie-Seine
Cité de l'Agriculture
Chemin de la Bretègue
76230 Bois Guillaume
Tel. 33 (0) 2 27 76 60 30

- **Chairman:** Philippe Lepicard
- **Chief Executive Officer:** Henri Pavie

* At 1 July 2002, Pierre Derajinski.

Crédit Agricole Regional Banks

> Oise
18, rue d'Allone
60000 Beauvais
Tel. 33 (0) 3 44 12 60 60

- **Chairman:** Denis Dubois
- **Chief Executive Officer:** Patrick Clavelou

> Pyrénées Gascogne
11, boulevard
du Président Kennedy
65000 Tarbes
Tel. 33 (0) 5 59 12 77 77

- **Chairman:** Jean-Claude Rigaud
- **Chief Executive Officer:** Georges Pauget

> Somme
500, rue Saint-Fuscien
80000 Amiens
Tel. 33 (0) 3 22 53 33 33

- **Chairman:** Francis Damay
- **Chief Executive Officer:** Serge Camine

> Toulouse et Midi-Toulousain
6-7, place Jeanne d'Arc
31000 Toulouse
Tel. 33 (0) 5 61 26 91 11

- **Chairman:** Gérard Cazals
- **Chief Executive Officer:** Pierre de Bellefon

> Paris & Ile-de-France
26, quai de la Rapée
75012 Paris
Tel. 33 (0) 1 44 73 22 22

- **Chairman:** François Imbault
- **Chief Executive Officer:** Edouard Esparbès

> Quercy Rouergue
53, rue Gustave Kennedy
46000 Cahors
Tel. 33 (0) 5 65 36 15 01

- **Chairman:** Pierre Bru
- **Chief Executive Officer:** Michel Lacombe

> Sud Alliance
219, avenue François Verdier
81000 Albi
Tel. 33 (0) 5 63 43 54 00

- **Chairman:** Jacques Médale
- **Chief Executive Officer:** Bernard Lepot

> Touraine et Poitou
18, rue Salvador Allende
86000 Poitiers
Tel. 33 (0) 5 49 42 33 33

- **Chairman:** Noël Dupuy
- **Chief Executive Officer:** Alain Strub

> Pas-de-Calais
27 à 33 Grand'place
62000 Arras
Tel. 33 (0) 3 21 07 75 75

- **Chairman:** Marc Bué
- **Chief Executive Officer:** Alain Diéval

> Réunion
Parc Jean de Cambiaire
Cité des Lauriers
97400 Saint-Denis
Tel. 33 (0) 262 40 81 81

- **Chairman:** Christian de la Giroday
- **Chief Executive Officer:** Fernand Lemaire

> Sud Méditerranée
30, rue Pierre Bretonneau
66000 Perpignan
Tel. 33 (0) 4 68 55 66 66

- **Chairman:** Jules Labadie
- **Chief Executive Officer:** Joël Fradin

> Val de France
1, rue Daniel Boutet
28000 Chartres
Tel. 33 (0) 2 37 27 30 30

- **Chairman:** Dominique Lefèbvre
- **Chief Executive Officer:** Yves Nanquette

> Provence Côte d'Azur
Les Négadis
Avenue Paul Arène
83000 Draguignan
Tel. 33 (0) 4 34 84 40 40

- **Chairman:** François Béraudo
- **Chief Executive Officer:** Philippe Brassac

> Savoie
PAE Les Glaisins
74000 Annecy
Tel. 33 (0) 4 50 64 71 71

- **Chairman:** René Carron
- **Chief Executive Officer:** Patrick Gallet

> Sud Rhône Alpes
15-17, rue Paul Claudel
38000 Grenoble
Tel. 33 (0) 4 76 86 70 70

- **Chairman:** Marius Revol
- **Chief Executive Officer:** Yves Couturier

> Vendée
Route d'Aizenay
85000 La Roche-sur-Yon
Tel. 33 (0) 2 51 36 66 66

- **Chairman:** Dominique Alaitru
- **Chief Executive Officer:** Pascal Célérier

Crédit Agricole Group worldwide

At 30 March 2002

Europe

> Belgium
- Crédit Agricole Asset Management Ⓡ
- Fastnet Belgium Ⓢ

> Finland
- Crédit Agricole Indosuez Ⓑ
- Crédit Agricole Indosuez Cheuvreux Ⓡ

> Germany
- Carr Futures SNC Ⓢ
- Crédit Agricole Asset Management Ⓡ
- Crédit Agricole Indosuez Ⓑ
- Crédit Agricole Indosuez Cheuvreux Deutschland GmbH Ⓢ
- CreditPlus Bank AG Ⓢ

> Gibraltar
- Crédit Agricole Indosuez Ⓑ

> Greece
- Commercial Bank of Greece Ⓐ
- Crédit Agricole Indosuez Ⓡ
- Emporiki Asset Management Ⓢ
- Emporiki Life Ⓢ
- Hermes Mutual Fund Management Company SA Ⓢ

> Hungary
- Credigen Ⓢ

> Ireland
- Crédit Agricole Indosuez Derivative Products Ⓢ
- Fastnet Ireland Ⓢ

> Italy
- Agos Itafinco Ⓢ
- IntesaBci Ⓐ
- Crédit Agricole Asset Management SGR Ⓢ
- Crédit Agricole Indosuez Ⓑ
- Crédit Agricole Indosuez Cheuvreux Italia SIM SpA Ⓢ
- Intesa Renting Ⓐ
- Selezione e Distribuzione SIM ⓐ

> Luxembourg
- CAF Advisory Company Ⓢ
- Crédit Agricole Funds Investment Services Ⓢ
- Crédit Agricole Indosuez Ⓑ
- Crédit Agricole Indosuez Luxembourg Ⓢ
- Fastnet Luxembourg Ⓢ
- PREDICAI Ⓢ

> Monaco
- Crédit Foncier de Monaco Ⓢ

> The Netherlands
- Crédit Agricole Indosuez Cheuvreux Netherlands Branch Ⓑ
- Fastnet Netherlands Ⓢ
- Ribank Ⓢ

> Norway
- Crédit Agricole Indosuez Ⓡ

> Poland
- Crédit Agricole Indosuez Ⓡ
- Europejski Fundusz Leasingowy (EFL) Ⓢ
- Lukas SA Ⓢ

> Portugal
- Banco Espírito Santo Ⓐ
- Credibom Ⓢ
- Tranquilidade Ⓐ
- Tranquilidade Vida Ⓐ

> Russia
- Crédit Agricole Indosuez Ⓡ

> Spain
- Altura Markets AV SA Ⓢ
- Bankoa Ⓐ
- Crédit Agricole Asset Management Agencia de Valores S.A. ⓐ
- Crédit Agricole Asset Management España Ltd Ⓢ Ⓡ
- Crédit Agricole Indosuez Ⓑ
- Crédit Agricole Indosuez Cheuvreux España SA SVB Ⓢ
- Finconsum Ⓢ
- Predica, sucursal en España Ⓑ
- Ucabail Ⓑ

> Sweden
- Crédit Agricole Asset Management Ⓡ
- Crédit Agricole Indosuez Ⓑ
- Crédit Agricole Indosuez Cheuvreux Nordic AB Ⓢ

> Switzerland
- Crédit Agricole Financements (Suisse) SA Ⓢ
- Crédit Agricole Indosuez (Suisse) SA Ⓢ
- Crédit Agricole Indosuez Cheuvreux Zurich Branch Ⓑ

> United Kingdom
- Carr Futures Inc. Ⓢ
- Carr Futures SNC Ⓑ
- Crédit Agricole Asset Management London Branch Ⓑ
- Crédit Agricole Asset Management (UK) Ltd Ⓢ
- Crédit Agricole Indosuez Ⓑ
- Crédit Agricole Indosuez Cheuvreux International Ltd Ⓢ
- Crédit Agricole Lazard Financial Products Ⓢ
- Indosuez W.I. Carr Securities (UK) Ltd Ⓢ

Africa

> Algeria
- Crédit Agricole Indosuez Ⓡ

> Djibouti
- Banque Indosuez Mer Rouge Ⓢ

> Egypt
- Crédit Agricole Indosuez (Egypt) S.A.E. Ⓢ

> Kenya
- Crédit Agricole Indosuez Ⓑ

> Morocco
- Wafabank ⓐ
- Wafasalaf Ⓢ
- Wafatrust Ⓢ
- Wafa Gestions ⓐ

> South Africa
- Crédit Agricole Indosuez SA Ⓑ

- Asset management, Insurance and Private Banking
- Corporate and investment banking
- International retail banking
- Ⓑ Branch
- Ⓡ Representative office
- Ⓢ Subsidiary
- ⓐ Affiliated company
- Ⓐ Affiliate

Crédit Agricole Group worldwide

Middle East

> Bahrain

- Crédit Agricole Indosuez (B)

> Iran

- Crédit Agricole Indosuez (R)

> Israel

- Crédit Agricole Indosuez (R)

> Lebanon

- Bancassurance SAL (A)
- Banque Libano-Française SAL (S)
- Fransabank SAL (A)
- Lebanese Leasing Company (A)

> Saudi Arabia

- Al Bank Al Saudi Al Fransi (A)

> Turkey

- Crédit Agricole Indosuez Turk Bank AS (S)

> United Arab Emirates

- Crédit Agricole Indosuez (B)

> Yemen Arab Republic

- Crédit Agricole Indosuez (B)

Asia

> Bangladesh

- Crédit Agricole Indosuez (B)

> Cambodia

- Crédit Agricole Indosuez (B)

> China

- Crédit Agricole Indosuez (B) (R)

> Hong Kong

- Carr Futures Ltd (S)
- Crédit Agricole Asset Management Hong Kong Branch (B)
- Crédit Agricole Asset Management Hong Kong Ltd (S)
- Crédit Agricole Indosuez (B)
- Indosuez Asia Shipfinance Services Ltd (S)
- Indosuez W.I. Carr Securities Ltd (S)
- Suez Asia Holdings (Hong Kong) Ltd (A)

> India

- Crédit Agricole Indosuez (B)

> Indonesia

- Crédit Agricole Indosuez (R)
- PT Bank Crédit Agricole Indosuez (S)

> Japan

- Carr Futures Ltd (S)
- Crédit Agricole Asset Management Japan Ltd (S)
- Crédit Agricole Indosuez (B)
- Crédit Agricole Indosuez Cheuvreux (R)
- Indosuez W.I. Carr Securities Japan Ltd (S)

> Malaysia

- Crédit Agricole Indosuez (B)

> Myanmar

- Crédit Agricole Indosuez (R)

> Pakistan

- Crédit Agricole Indosuez (B)

> The Philippines

- Crédit Agricole Indosuez (B)

> Singapore

- Carr Futures PTE Ltd (S)
- Crédit Agricole Asset Management Singapore Ltd (S)
- Crédit Agricole Indosuez (B)
- Crédit Agricole Indosuez Merchant Bank Asia Ltd (S)
- Indosuez W.I. Carr Securities (Singapore) PTE Ltd (S)

> South Korea

- Carr Futures (S)
- Crédit Agricole Asset Management (R)
- Crédit Agricole Indosuez (B)
- Indosuez W.I. Carr Securities Ltd (S)

> Taiwan

- Crédit Agricole Indosuez (B)

> Thailand

- Crédit Agricole Indosuez (B)

> Vietnam

- Crédit Agricole Indosuez (B) (R)

Oceania

> Australia

- Crédit Agricole Indosuez Australia Ltd (S)

> New Caledonia

- Banque de Gestion Privée Indosuez (R)

North America

> United States

- Carr Futures Inc. (S)
- Carr Global Advisors (S)
- CPR (USA) Inc. (S)
- Crédit Agricole Alternative Investment Product Group Inc. (A)
- Crédit Agricole Alternative Investment Product Services Inc. (A)
- Crédit Agricole Asset Management US Advisory Services (S)
- Crédit Agricole Indosuez (B) (R)
- Crédit Agricole Indosuez Securities Inc. (S)
- European Partners in Emerging Markets (S)
- LibertyView Capital Management (S)

> Mexico

- Crédit Agricole Indosuez (R)

The Caribbean

> Bermuda

- Crédit Agricole Alternative Investment Product Group Ltd (S)

> Dominique, Guadeloupe, Martinique

- Banque Française Commerciale Antilles-Guyane (S)

South America

> Argentina

- Banco Bisel (S)
- Crédit Agricole Indosuez (R)

> Brazil

- Banco Bradesco (A)
- Crédit Agricole Indosuez (R)

> Chile

- Banco del Desarrollo (A)

> French Guiana

- Banque Française Commerciale Antilles-Guyane (S)

> Uruguay

- Banco Acac (A)

> Venezuela

- Crédit Agricole Indosuez (R)

2001 financial statements and legal and administrative information

Management report

Contents

Evolution of Crédit Agricole

2001 marked a major milestone in the history of Crédit Agricole. Following the initial public offering of Crédit Agricole S.A., the Crédit Agricole Group now has a listed company reflecting its financial strength and the diversity of its businesses.
The operation will provide Crédit Agricole S.A. and the Crédit Agricole Group as a whole with the financial resources they need to pursue their growth.

> Historical background

Significant milestones in the formation of Crédit Agricole S.A. and the Crédit Agricole Group:

- 1894: French founding Act of 5 November authorising the establishment of farm credit societies (referred to as Local Banks) by farmers belonging to a professional union.
- 1899: French Act of 31 March unites Local Banks in a series of regional federations called Caisses Régionales de Crédit Agricole (Regional Banks), with the status of cooperative societies.
- 1920: French Act of 5 August institutes the Office National du Crédit Agricole, a public body responsible for distributing Government advances, and for overseeing and coordinating the activities of the Local and Regional Banks.
- 1926: The Office National du Crédit Agricole becomes the Caisse Nationale de Crédit Agricole (CNCA).
- 1935: Fonds Commun de Garantie des Caisses Régionales de Crédit Agricole established to guarantee liquidity of funds held on deposit by the Regional Banks and the latters' lending transactions.
- 1945: Fédération Nationale du Crédit Agricole established to act as the Regional Banks' representative and professional organisation.
- 1959: Government decree of 8 June authorises Crédit Agricole to grant loans to non-farm rural residents to purchase their main residence. This move marked the beginning of a continuous expansion of its range of lending services, culminating in 1991 with its accession to the status of full-service bank.
- 1984: The French Banking Act of 24 January 1984 (Law no. 84-46) ascribes to the CNCA the role of central organ of the Crédit Agricole Group and licenses the CNCA to operate as a mutual or cooperative bank.
- 1988: French 18 January 1988 Act (Law no. 88-50) instituting the "mutualisation" of CNCA. The latter absorbed the Fonds Commun de Garantie des Caisses Régionales de Crédit Agricole and was transformed, with effect from 1 February 1998, into a French liability company ("société anonyme") governed by the French 24 July 1966 Companies Act (Law no. 66-537), and the State transferred approximately 90% of the company's shares to the Regional Banks in proportion to their total assets at 31 December 1986. A further 10% of the shares, approximately, were sold to employees of the Crédit Agricole Group.
- 1991: Abolition of all remaining lending restrictions, following the loss of its monopoly over the distribution of subsidised loans to farmers.
- **2001 : Crédit Agricole S.A.'s stock market listing**
Crédit Agricole S.A., which now consolidates the entire capital of its specialised subsidiaries (previously held jointly with the Regional Banks) and a 25% interest in the capital of the Regional Banks, was listed on the Paris Euronext Premier Marché on 14 December 2001.

Crédit Agricole's initial public offering: sequence of operations

The procedure entailed five key operations, namely:
- 1 - the Regional Banks transferred to CNCA their entire direct and indirect holdings in the capital of the seven main subsidiaries of the Crédit Agricole Group, in exchange for new shares issued by CNCA. Subsidiaries concerned: Predica, Pacifica, Banque de Financement et de Trésorerie (BFT), Crédit Agricole Indosuez Cheuvreux (CAI Cheuvreux), Crédit Agricole Indosuez Cheuvreux Gestions (CAICG), Crédit Agricole Asset Management, and Sofinco;
- 2 - amendment of the corporate by-laws of CNCA, notably including the name change from Caisse Nationale de Crédit Agricole (CNCA) to "Crédit Agricole S.A.", approved by the Combined General Meeting of 29 November 2001;
- 3 - formation of a controlling holding company, to which all Crédit Agricole S.A. shares held by the Regional Banks were transferred following the listing of Crédit Agricole S.A.;
- 4 - acquisition by Crédit Agricole S.A. of 25% interest in the capital of each of the Regional Banks (with the exception of the Regional Bank of Corsica), via a series of restricted rights issues entailing the issuance of "certificats coopératifs d'associés" (CCA) (non-voting shares reserved for Crédit Agricole member institutions) and/or the purchase of existing "certificats coopératifs d'investissement" (CCI) (non-voting shares);
- 5 - Crédit Agricole S.A.'s listing on the Paris Euronext Premier Marché.

Financial relations between the Crédit Agricole S.A. Group and the Regional Banks

- As the Crédit Agricole Group's lead bank, Crédit Agricole S.A. centralises cash surpluses and supplies short-term finance to maintain the liquidity of Regional Banks experiencing a shortage of funds; it carries on its balance sheet all bank deposits collected on its behalf by the Regional Banks, and issues long-term bonds. These centralised savings serve to fund the Regional Banks' medium and long-term lending, in the form of "advances".
- Crédit Agricole S.A. pays commissions to the Regional Banks on savings collected by them.
- The Regional Banks pay commissions on services supplied by the Crédit Agricole S.A. Group, notably with respect to the guarantee of major risks by Foncaris.
- The subsidiaries of Crédit Agricole S.A. pay commissions to the Regional Banks for the use of the latters' branch networks in order to distribute their products and services.

As shareholders of Crédit Agricole S.A., the Regional Banks receive dividends which contribute to their net banking income. The Crédit Agricole S.A. Group in turn accounts for the earnings of the Regional Banks by the equity method. The above dividends are cancelled for consolidation purposes and are not included in Crédit Agricole S.A.'s consolidated net income.

Crédit Agricole S.A. and the Regional Banks have approved a **"Protocol"** covering the principles and procedures for the listing in addition to the following main points:

- **Changes in the decentralisation rate**

Three internal reforms have been implemented in the past in order to involve the Regional Banks more closely in the management and optimisation of savings funds, and in optimising the profitability of medium and long-term lending. Under these measures, a fixed percentage of the savings collected by the Regional Banks, which are recorded in the balance sheet of Crédit Agricole S.A. in keeping with the Group's savings-advance mechanism (and which the Regional Banks are now free to use at their discretion) is transferred back to the Regional Banks in the form of "mirror advances" at the same cost and on the same terms of liquidity and maturity as the corresponding savings products placed by each of them. The percentage transferred back, referred to as the "decentralisation rate", has been raised successively from 15 to 25% of the savings deposited by their customers, and then to 33.33% as from 1 January 1999, and 50% as from 31 December 2001.

- **Creation of a Fund for Liquidity and Solvency Banking Risks**

Crédit Agricole S.A. and the Regional Banks created a Fund for Liquidity and Solvency Banking Risks with an initial allocation of EUR 609.8 million. This fund is used by Crédit Agricole S.A. for purposes of internal solidarity within the Crédit Agricole Group, enabling Crédit Agricole S.A. to discharge its functions as lead bank by providing support for any Regional Bank experiencing difficulties. The convention instituting the Fund for Liquidity and Solvency Banking Risks will remain in force for a period of five years from the time of Crédit Agricole S.A.'s initial public offering. A further convention may be signed at the conclusion of this five-year period, following review of the situation and workings of this Fund for Liquidity and Solvency Banking Risks.

Crédit Agricole S.A. has contributed 75% of the EUR 609.8 million allocation to this fund, and the Regional Banks have together contributed EUR 152.4 million, on the same quota basis as for the Deposit Guarantee Fund set up under article L. 312-4 of the French Monetary and Financial Code. Decisions to use this fund will be made by the senior management of Crédit Agricole S.A. as and when losses occur which justify Crédit Agricole S.A.'s intervention within the framework of this fund.

Changes in Group structure following operations connected with the initial public offering

At the conclusion of the above operations, the Crédit Agricole S.A. Group comprises the activities of Crédit Agricole S.A. itself, together with those of the subsidiaries and the Regional Banks' French retail banking operations through Crédit Agricole S.A.'s 25% equity interest in each of the Regional Banks (with the exception of the Regional Bank of Corsica). This 25% interest held by Crédit Agricole S.A. in the Regional Banks is accounted for by the equity method.

Summarised consolidated balance sheets

Published financial statements (In millions of euros)	2001	% of total	2000	1999 restated	2001/2000 % change
Cash, money market and interbank items	92,874	18.8	99,511	107,658	-7
Crédit Agricole internal transactions	141,630	28.6	146,973	144,220	-4
Customer-related items	69,765	14.1	63,208	49,317	+10
Lease financing	6,485	1.3	5,929	4,917	+ 9
Securities	58,629	11.8	54,259	51,352	+8
Insurance companies' investments	79,390	16.0	71,671	63,047	+11
Re-insurers' share in technical reserves	101	0.0	55	50	+84
Investments, bank premises and equipment	16,102	3.3	8,983	8,756	+79
Goodwill	1,895	0.4	1,305	410	+45
Other assets and sundry accounts	28,196	5.7	28,599	30,502	-1
Total assets	**495,067**	**100.0**	**480,493**	**460,229**	**+3**
Money market and interbank items	70,305	14.2	73,228	71,894	-4
Crédit Agricole internal transactions	24,053	4.9	27,050	28,674	-11
Customer-related items	200,681	40.5	191,536	193,824	+5
Debts represented by a security	57,562	11.6	55,642	41,409	+3
Insurance companies' technical reserves	77,687	15.7	70,386	61,911	+10
Other liabilities and sundry accounts	34,542	7.0	36,100	40,150	-4
Reserves and subordinated debt	12,837	2.6	9,023	7,524	+42
Fund for General Banking Risks	1,716	0.3	2,583	2,429	-34
Minority interests	690	0.1	3,200	2,489	-78
Consolidated shareholders' equity	14,994	3.0	11,745	9,925	+28
Total liabilities and shareholders' equity	**495,067**	**100.0**	**480,493**	**460,229**	**+3**

Summarised consolidated statements of income

Published financial statements
(In millions of euros)

	2001	2000 restated	2000	1999 restated	2001/2000 restated % change
Net banking income	6,598	6,023	6,149	5,407	+9.5
Operating expenses, depreciation and amortisation	(4,350)	(3,882)	(3,904)	(3,203)	+12.1
Gross operating income	2,248	2,141	2,245	2,204	+5.0
Risk-related costs	(366)	(677)	(781)	(807)	-45.9
Net operating income	1,882	1,464	1,464	1,397	+28.6
Share of net income (losses) of equity affiliates	305	156	156	366	+95.5
Net income (loss) on fixed assets	34	313	313	210	-89.1
Net ordinary income (before tax)	2,221	1,933	1,933	1,973	+14.9
Net extraordinary items	333	(221)	(221)	(333)	n.s.
Corporate income tax	(861)	(62)	(62)	(677)	n.s.
Amortisation of goodwill	(296)	(201)	(201)	(117)	+47.3
Net allocation to the Fund for General Banking Risks	(44)	(143)	(143)	131	-69.2
Net income before minority interests	1,353	1,306	1,306	977	+3.6
Consolidated net income	1,067	972	972	808	+9.8

Pro forma financial statements
(In millions of euros)

	2001	2000	1999	2001/2000 % change
Net banking income	6,314	5,724	5,486	+10.3
Operating expenses, depreciation and amortisation	(4,351)	(3,897)	(3,460)	+11.6
Gross operating income	1,963	1,827	2,026	+7.4
Risk-related costs	(371)	(692)	(847)	-46.4
Net operating income	1,592	1,135	1,179	+40.3
Share of net income (losses) of equity affiliates	704	503	725	+40.0
Net income (loss) on fixed assets	31	309	206	-90.0
Net ordinary income (before tax)	2,327	1,947	2,110	+19.5
Net extraordinary items	333	(219)	(341)	n.s.
Corporate income tax	(761)	52	(587)	n.s.
Amortisation of goodwill	(297)	(205)	(152)	+44.9
Net allocation to the Fund for General Banking Risks	(44)	(143)	131	-69.2
Net income before minority interests	1,558	1,432	1,161	+8.8
Consolidated net income	1,468	1,391	1,120	+5.5

Crédit Agricole S.A. Group financial statements

Consolidation changes

Crédit Agricole S.A.'s consolidated financial statements comprised 286 subsidiaries and affiliates at 31 December 2001, compared with 179 subsidiaries at 31 December 2000.

The main consolidation changes in 2001 concerned first-time consolidations. The Polish companies EFL and Lukas (consisting of Lukas Bank and Lukas SA) are now fully consolidated following the acquisition of a majority interest in the capital of these companies. S.A. Rue Impériale de Lyon is accounted for by the equity method following the acquisition by Crédit Agricole S.A. of an interest in the capital of this company.

In the 2001 financial statements, Banco Bisel Group, sub-consolidated as a single entity, now fully consolidates its two banking subsidiaries (Suquía and Bersa) instead of stating them at equity as previously.

The other consolidation changes had no material impact on the 2001 financial statements.

Accounting changes

Crédit Agricole implemented the following French national accounting regulations as from 31 December 2000, in advance of the mandatory date:

- Regulation 2000-02 concerning the methods of accounting for treasury stock and the recording of variable-income securities held by enterprises subject to supervision by the Comité de la Réglementation Bancaire et Financière (CRBF—French banking and financial regulation committee), and
- Regulation 2000-04 concerning summarised consolidated financial statements, with the exception of provisions for interest on doubtful loans.

The terms of Regulation 2000-04 are applied in full in the 2001 financial statements, including those concerning transactions pertaining to interest on doubtful loans, now classified in net banking income (see note 2.2). This reclassification has been applied retroactively in the 2000 financial statements.

Specific information concerning the accounting treatment of the Fund for General Banking Risks with regard to home purchase savings schemes

All credit institutions belonging to the Crédit Agricole S.A. Group contribute to the Fund for General Banking Risks at the discretion of their managers, in compliance with French accounting standards, in order to cover possible banking charges or risks. The Fund for General Banking Risks forms part of the regulatory core (tier 1) capital for the purposes of calculating prudential ratios.

A substantial proportion of the Fund for General Banking Risks in the financial statements of Crédit Agricole S.A. covers risks relating to home purchase savings schemes. French home purchase savings schemes operate according to a two-step mechanism, comprising a preliminary saving period carrying a low rate of interest, at the end of which savers qualify for a home loan at a preferential rate. Consequently, home purchase savings accounts and plans opened by customers automatically entail a commitment on the part of the account-holding institution to grant a loan or loans at preferential rates upon expiry of the saving phase.

In the early-1980s, Crédit Agricole S.A. set up a specific provision to allow for home savings mechanism-related income and expenditure, with respect to the portion of deposits not decentralised to the Regional Banks via so-called "mirror advances".

This non tax-deductible provision was classified in the Fund for General Banking Risks. Funds are transferred to it during the saving phase based on the volume of loans outstanding to which these savings could theoretically give rise. A rate of loss, representing the difference between the cost of home savings funds and the rate payable on advances to cover loans, plus administrative costs, is applied to this volume outstanding. Recoveries from provisions are booked at the time of making such loans.

The above method of providing for home purchase savings was modified as follows on 30 June 2001: only the portion of the home purchase savings reserve that covers an economic or global interest rate risk is maintained in the Fund for General Banking Risks. The portion corresponding to a risk of internal loss within the Crédit Agricole Group resulting from its financial mechanisms is now recorded in general contingency reserves. As a result, the portion of the Fund for General Banking Risks relating to home purchase savings was reduced to EUR 901 million at 30 June 2001 following changes in its method constitution, and in anticipation of the increase in the decentralisation rate as from 31 December 2001.

The volume outstanding of the Fund for General Banking Risks or of the provision for home purchase savings scheme risks is in reverse proportion to the rate of decentralisation. The decentralisation rate was increased to 50% as from 31 December 2001, giving rise to a recovery from the Fund for General Banking Risks and to an exceptional expense in the Regional Banks' favour. This exceptional expense arose from the fact that the Regional Banks finance the contractual loans made under home purchase savings plans and accounts via "mirror advances" in a proportion equal to the decentralisation rate. An increase in the decentralisation rate reduces the portion of financial risk on home purchase savings borne by Crédit Agricole S.A. while increasing the Regional Banks' exposure.

Pro forma financial statements

Due to the timetable for the initial public offering of Crédit Agricole S.A., the financial statements of the Crédit Agricole S.A. Group at 31 December 2001 do not meaningfully reflect the results of the new entity for fiscal 2001.

This is because for a period of only 13 days they include 25% of the results of the Regional Banks, which are accounted for by the equity method; similarly, the transfers to Crédit Agricole S.A. of the Regional Banks' interest in the "transferred" subsidiaries, which took place on 29 November 2001, are consolidated in the 2001 financial statements for a period of one month only.

In order to compare data over time, pro forma consolidated financial statements have been drawn up for 2001, and retroactively for the previous two years.

Changes affecting the statement of income discussed in this report are stated with reference to these pro forma data.

> Rules governing preparation of the pro forma financial statements

Pro forma consolidated financial statements for the fiscal years ended 31 December 1999, 2000 and 2001 reflect the assets and liabilities and the components of income assuming the restructuring operations connected with Crédit Agricole S.A.'s IPO were in place on 31 December 1998.

The pro forma consolidated financial statements assume that the transfer to Crédit Agricole S.A. of the Regional Banks' interest in the seven "transferred" subsidiaries (i.e. BFT, Crédit Agricole Asset Management, CAI Cheuvreux, Pacifica, Predica, CAICG and Sofinco), and the acquisition by Crédit Agricole S.A. of equity interests in the Regional Banks had all taken place at 31 December 1998. The shares of the transferred subsidiaries held jointly by Crédit Agricole S.A.

and the Regional Banks were transferred on the basis of their shareholders' equity as recorded in the consolidated financial statements of the Crédit Agricole Group.

The other companies consolidated since 1 January 1999 are included in the pro forma consolidated financial statements at their respective first-time consolidation dates in the Crédit Agricole Group's published consolidated financial statements.

All of the companies sold by the Crédit Agricole S.A. Group or deconsolidated in 1999 and 2000 have been excluded from the scope of consolidation in the pro forma consolidated financial statements as from 1 January 1999.

> Financing and structure of the acquisition of equity interests in the Regional Banks

The acquisition of Crédit Agricole S.A.'s equity interests in the Regional Banks totalled EUR 6.57 billion. This was financed by the issuance of EUR 3.5 billion in redeemable subordinated notes starting at the beginning of 2001; for accounting purposes, the balance was financed through 10-year treasury swaps.

The overall funding rate works out to 4.91 %.

> Changes in accounting principles and methods of presentation relative to the published financial statements

As a general rule, the accounting changes made in the pro forma financial statements were introduced at the same dates as in the published financial statements, with the exception of the full consolidation of insurance companies, which is applied retroactively as from 1 January 1999.

Predica's life insurance operations are fully consolidated in the published consolidated financial statements (and no longer accounted for by the equity method) as from 1 January 2000.

Presentation of main business segments

Crédit Agricole S.A. Group spans five main business areas, namely:

- French retail banking,
- Asset management, Insurance and Private Banking,
- Corporate and investment banking,
- International retail banking,
- Proprietary asset management and other activities.

French retail banking

This business segment embraces the activities of Crédit Agricole S.A.'s subsidiaries providing bank products and services to personal customers, professionals, small and medium-sized businesses (SMEs) and local governments in France (i.e. Sofinco for consumer credit, Ucabail for lease finance, Transfact for factoring, Cedicam for transactions processing), and loan guarantees provided by Foncaris for lending via the retail banking sector. The Regional Banks and their subsidiaries form part of this segment. These are accounted for by the equity method, being 25%-held by Crédit Agricole S.A.

Asset management, Insurance and Private Banking

This segment comprises asset management (management of mutual funds and managed accounts) conducted chiefly by Crédit Agricole Asset Management and BFT, life insurance (Predica), property and casualty insurance (Pacifica), and private banking (mainly through the subsidiaries of Crédit Agricole Indosuez, i.e. BGP Indosuez, CAI (Suisse) S.A., Crédit Foncier de Monaco, and CAI Luxembourg).

Corporate and investment banking

This segment comprises two broad activities, namely: first, capital markets and investment banking, which encompasses "equity" activities and capital markets propert (fixed income and foreign exchange), the financial services provided by the UI Group (UI, IDIA and Sofipar), i.e. investment banking and private equity, and second, financing and originations, consisting of the asset financing, corporate banking and work-out activities of Crédit Agricole Indosuez, and CAL FP's structured financing business.

International retail banking

This segment comprises fully-consolidated subsidiaries and those accounted for by the equity method whose main business is retail banking outside France – chiefly IntesaBci in Italy, Banco Bisel in Argentina, Banco Espirito Santo in Portugal, the Lukas and EFL groups in Poland, and the foreign subsidiaries of Sofinco and Ucabail – together with the earnings of Crédit Agricole S.A.'s unconsolidated banking affiliates engaged in this business (e.g. dividends paid by Bradesco and Commercial Bank of Greece).

Proprietary asset management and other activities

This segment embraces the cost of funding Crédit Agricole S.A.'s equity interest in the Regional Banks, Crédit Agricole S.A.'s role as central body within the Group, assets and liability management (in particular Crédit Agricole S.A.'s interest-rate risk matching margin), and extraordinary items notably arising in connection with changes in accounting regulations and methods of presentation (such as insurance companies' capitalisation reserves) designed to improve the transparency of each business segment's accounts.

It further comprises the earnings of CPR Group businesses, with the exception of CPR OnLine (which is part of Corporate and investment banking) and various other Crédit Agricole S.A. Group companies (including Uni-Editions and the real estate companies responsible for managing buildings used by more than one business segment, etc.), together with dividends or other revenues and expenses of Crédit Agricole S.A. relating to equity investments (Crédit Lyonnais notably) and in other unconsolidated subsidiaries and affiliates (apart from international retail banking). Finally, net results of financial and other non-current assets are allocated to this item (net allowances/provisions and capital gains or losses on disposals of equity investments), together with general provisions not allocated to any specific activity within a given business segment.

Economic and financial background

If 2000 was a year of doubt, 2001 proved to be a year of catastrophes. The United States was declared to be in recession in March, while Argentina's economic collapse triggered the largest default in history. Human catastrophe struck with the 11 September terrorist attacks against the United States. It was a year of financial catastrophe too, as stockmarket indexes plunged from mid-September to early-October. The turmoil of 2001 prompted a contraction of world trade and a slump in commodity prices. The US dollar remained strong as global investors turned to it for shelter. Despite a stalled US economy and downside signals visible in early-summer, the euro-dollar parity averaged USD 0.90 over the year.

Crises in America

The rate cut announced by the Federal Reserve on 3 January 2001 set the stage for a series of 11 successive easings totaling 475 basis points in all. Rates thus fell to 1.75% at year-end, a level not seen since July 1961. Long-term rates bottomed at 4.3% in the wake of 11 September. Yet these rate cuts failed to revive activity. Business investment tumbled sharply in 2001, while inventories were run down massively and imports slumped, with severe knock-on effects on the United States' trading partners. The sharp rise in jobless totals from Spring onward dented consumption, with the September attacks completing the picture, triggering a 1.3% decline in GDP in the third quarter. Overall, the American economy grew by only 1.1% in 2001, compared with an average of more than 4% in each of the previous five years.

Japan runs out of steam

Already weakened by ten years of simmering crisis, the American economy's hard landing came as a heavy blow to Japan. Weak US demand squeezed Japan's exports, further depressing domestic demand in turn.

A year of disillusion inside the eurozone

The European economy failed to withstand the American crisis and quickly felt the effects of the global slowdown in trade. This latest external shock was transmitted via the classic channels: external trade suffered from falling exports, financial flows contracted as stock markets tumbled, long-term rates declined and profits fell while eurozone confidence ebbed. Rising uncertainty from mid-2001 onward, followed by the collapse of external markets, forced European firms to adjust quickly, first by running down their inventories, and subsequently by shelving investment plans. Unemployment, the last factor to adjust, began to climb once more. Against this already-depressed background, the 11 September attacks appeared to catalyze the underlying weaknesses, giving European indicators a further push along their downward path. The second half of 2001 saw European manufacturing industry enter recession, with relatively buoyant household consumption coming to the rescue of overall growth. Although the hands of the European Central Bank were initially tied by lingering inflationary pressures, it finally lowered its key rate by 150 basis points to 3.25%, triggering an upward spike at the short end of the yield curve.

France once again stood out as the European exception to this background

Whereas Germany appeared to be sliding into recession, France continued to post positive growth rates, with a forecast rate of 2% for 2001, versus a mere 0.7% in Germany. The main reasons for this were structural: the French economy is less dependent on industry, which in turn is more biased toward consumer goods and has thus suffered less in the present crisis. Another factor was increased labor market flexibility, enabling job numbers to resist the crisis for longer before starting to climb in the summer of 2001. The main factor accounting for France's (relatively) robust performance, though, was its buoyant household consumption. Despite rising unemployment and weaker confidence, French households went on consuming on the strength of healthy incomes, thanks in particular to lower taxes. Consumption also benefited from France's high household savings: the highest rate in the eurozone at over 16%. This was reflected in persistently abundant inflows into savings products, although the emphasis shifted in 2001 to liquid savings at the expense of longer-term products. This shift signaled French households' growing risk aversion in a highly unsettled stock market environment (the worst year in a decade).

Crédit Agricole S.A. Group review of results

2001 was an outstanding year for the Crédit Agricole Group, highlighted by its entry on the market and major changes in its structure, with the creation of Crédit Agricole S.A. and its successful initial public offering. Despite adverse economic conditions, and the Argentine crisis in particular, Crédit Agricole S.A. performed well both financially and in terms of business activity, leading to solid earnings growth.

Reconciliation of published with pro forma financial statements

As from 29 November 2001, Crédit Agricole S.A.'s published consolidated financial statements include the earnings of its specialised subsidiaries (Prédica, Pacifica, Segespar, CA Bourse, CAIC, Sofinco and BFT) at the new ownership percentage together with 25% of the ordinary income (before tax) of the Regional Banks for a period of 13 days. The pro forma consolidated financial statements of Crédit Agricole S.A. reflect the impact of the Group's reorganisation over a full year. Crédit Agricole S.A.'s pro forma consolidated earnings therefore include the full-year earnings of its specialised subsidiaries at the ownership percentage resulting from the Regional Banks' transfers, as well as the full-year earnings of the Regional Banks accounted for by the equity method (25%). Consequently, published consolidated net income for 2001 amounts to EUR 1,067 million. Pro forma consolidated net income, meanwhile, totaled EUR 1,468 million, up 5.5% over 2000. The discussion below refers to the pro forma financial statements.

Results by business segment
(pro forma data)

All business segments contributed positively to the Group's healthy overall performance. Retail banking in France reported robust business volumes, while Corporate and investment banking posted a resilient performance in an adverse economic and market climate, as the Group continued to expand in Europe.

> French retail banking

Retail banking in France registered solid net earnings growth (up 28.3%), reflecting satisfactory levels of business activity in the Regional Banks and specialised subsidiaries. This sector increased its contribution to Group earnings from less than 20% in 2000 to more than 23% in 2001.
Only 25% of the Regional Banks' earnings are included in the results of Crédit Agricole S.A. Since the former are accounted for by the equity method, the impact of their earnings is reflected solely in "Share of net income (losses) of equity affiliates".

French retail banking

Pro forma (in millions of euros)	2001	2000	2001/2000 % change
Net banking income	**813**	**812**	**+0.1**
Operating expenses and depreciation	(495)	(519)	-4.6
Gross operating income	**318**	**293**	**+8.5**
Risk-related costs	(100)	(85)	+17.6
Share of net income (losses) of equity affiliates	347	295	+17.6
Net ordinary income (before tax)	**565**	**503**	**+12.3**
Net extraordinary items + corporate income tax + FGBR	(79)	(94)	-16.0
Amortisation of goodwill	(123)	(126)	-2.4
Net income	**363**	**283**	**+28.3**

The Regional Banks registered steady growth in business volumes.

• New deposits picked up significantly relative to the previous year, rising 4%, after having fallen 1% in 2000. Outstanding bank deposits amounted to EUR 209 billion. Demand deposits in particular grew very strongly (+12.8%), at year-end especially, in anticipation of the changeover to the euro. Inflows of savings improved overall, in 2001, with a rise of 0.4%, after having fallen 3.1% in 2000. These were fuelled mainly by passbook savings accounts and home purchase savings accounts and plans, which advanced 5.2% year-on-year. At the same time, funds continued to flow out of the "popular savings plans" (PEPs), savings certificates and equivalent (Varius) as many contracts expired.

• Off-balance sheet inflows were up 6.2% overall. This increase included steady growth in life insurance products, up 9.7% to EUR 77.1 billion, while mutual fund outstandings declined sharply due to the fall in stock market valuations (the CAC 40 was down 23.3%) over the year. Amounts outstanding in mutual funds and investment funds placed by the Regional Banks at the end of 2001 totalled EUR 33.9 billion, down 1% relative to December 2000.

• Regional Banks' loans outstanding (net of loan loss reserves) totaled EUR 191.4 billion at 2001, growing 4.3% over the year. Corporate loans outstanding were up 7%, while consumer loans outstanding increased by 3.2% (including a 6% increase in loans outstanding to individual customers).

Demand for credit remained high overall in 2001, although less so than in 2000. New medium and long-term lending by the Regional Banks was high, at EUR 31.6 billion, although this was 3.7% less than in 2000. Levels of activity varied according to sector. New lending to professionals and the residential sector remained practically stable relative to 2000. It fell, on the other hand, in the agricultural, local government and corporate sectors.

Ucabail, the Group's lease finance arm, originated a total of EUR 1.7 billion in new business, bringing its outstandings on the French market to EUR 5.8 billion, up 9.2% year-on-year. Ucabail notably continued to expand in the long-term rental market, with a 23% increase in new business originated. The decline in new lending to local governments was the result of a deliberate policy of refocusing on high value added operations in the energy sector.

New lending in France by **Sofinco**, Crédit Agricole's consumer credit arm, grew by 6.1% to EUR 4.4 billion. General consumer equipment lending expanded faster than the market, thanks in particular to two new partnerships and a revamped product line. Auto finance too benefited from the strongest sales in eleven years.

New lending through our partners enjoyed robust growth, both through major retailers (+16%) and large institutionals (+14%). In addition, new agreements were signed with such high profile businesses as Kingfisher, Mornay, Generali and Crédit Immobilier de France.

Crédit Agricole continued to build up its cooperative ventures with the Regional Banks in 2001, by further developing the "Open" revolving credit card and commercialising a new auto credit/ insurance package called TEMA.

Sofinco manages EUR 10.5 billion in outstandings (including EUR 1.75 billion on behalf of the Regional Banks), up by more than 10% relative to 2000.

Crédit Agricole S.A.'s factoring subsidiary, **Transfact** registered a very strong performance in 2001 with a 41% increase in revenues (invoices purchased) to EUR 4.3 billion, and net operating income of EUR 34 million, up 18% despite very keen competition on rates.

Pro forma gross operating income on French retail banking advanced 8.5% in 2001, from EUR 293 million in 2000 to EUR 318 million.

Net banking income for this segment amounted to EUR 813 million in 2001, unchanged from 2000. **Operating costs** were reduced to EUR 495 million thanks to tight cost controls, and **the cost-income ratio** improved by 3 percentage points, from 63.9% to 60.9%.

The sector's **risk-related costs** totalled EUR 100 million in 2001, mainly due to the setting aside of additional credit provisions at a Ucabail subsidiary, and to additional risk-related costs at Transfact brought on by the deteriorating business climate. The latter item includes customer and buyer-related reserves, as well as the cost of credit insurance with the Société Française d'Assurance-Crédit (SFAC). General risk exposure trends at Sofinco are extremely stable and low overall, representing just 1% of outstandings.

The share of net income (losses) of equity affiliates increased by 17.6% in 2001, from EUR 295 million in 2000 to EUR 347 million. These results were generated almost entirely by the Regional Banks. They do not include capital gains realised on the disposal of Crédit Agricole S.A. shares at the time of its initial public offering. They also exclude prudential provisions set aside on that occasion. This sharply increased contribution reflects a year of buoyant business activity as well as tight cost controls and more conservative provisioning.

This has resulted in a 12.3% increase in **net ordinary income (before tax)**, which amounted to EUR 565 million, and a 28.3% rise in **net income** to EUR 363 million, versus EUR 283 million in 2000.

> Asset management, Insurance and Private Banking

Although market conditions favored asset management and private banking less than in recent years, this business segment again increased its contribution to Group earnings thanks to first-class performance in insurance. This totalled EUR 487 million (or 31.3% of Group net income) in 2001, compared with EUR 436 million (30.4 % of Group net income) in 2000.

Asset management, Insurance and Private Banking

Pro forma (in millions of euros)	2001	2000	2001/2000 % change
Net banking income	1,532	1,388	+10.4
Operating expenses and depreciation	(802)	(744)	+7.8
Gross operating income	730	644	+13.4
Risk-related costs	(1)	(47)	n.s.
Share of net income (losses) of equity affiliates	3	1	n.s.
Net ordinary income (before tax)	732	598	+22.4
Net extraordinary items + corporate income tax + FGBR	(229)	(148)	+54.7
Amortisation of goodwill	(16)	(14)	+14.3
Net income	487	436	+11.7

Pro forma gross operating income in Asset Management, Insurance and Private Banking increased by 13.4% in 2001, from EUR 644 million in 2000 to EUR 730 million.

Net banking income grew 10.4% to EUR 1,532 million in 2001, up from EUR 1,388 million in 2000.

Operating expenses increased by 7.8%, from EUR 744 million in 2000 to EUR 802 million in 2001. This change reflects the impact of investments to grow the Group's operations outside France, both organically and through acquisitions, by strength-ening existing teams and setting up new units. Among others, subsidiaries were set up in Italy and Spain (CA-AM SGR), a representative office was opened in Brussels, CA-AM (Crédit Agricole Asset Management) opened for business in Switzerland, as did Predicai-Europe in Luxembourg. This change also stemmed from the merger of Banque CAI Suisse with CAI (Suisse) SA. Banque CAI Suisse, formerly CIBC, employs 103 people and was previously accounted for by the equity method.

The cost-income ratio improved from 53.6% in 2000 to 52.3% in 2001.

Assets under management grew satisfactorily.

Reflecting life insurance market trends in 2001, **Predica** registered slower growth after a stand-out year in 2000. Even so, at EUR 9.5 billion, premium income was down by only 6.5% relative to 2000, compared with a general market decline of 8%. Whole-life and disability activity in particular enjoyed robust growth, and Predica successfully launched its long-term care product at the start of 2001. Funds managed by Predica grew by 9.7% to over EUR 77 billion at the end of 2001.

Pacifica continued to expand its sales of property and casualty and whole-life and disability insurance products. In 2000 Pacifica launched a "Garantie des Accidents de la Vie" (Life's Accidents insurance) contract, which established it as market leader in this sector with a 60% share. It expanded its reach in 2001 with the launch of a farm insurance policy. For the first time, in 2001 Pacifica sold a total of more than 700,000 new motor, homeowner's, health, life's accidents and legal protection policies. It thus now manages a portfolio of more than 2.8 million contracts, an increase of 14.6% over the previous year.

Assets under management by the **Crédit Agricole Asset Management Group** continued to grow, rising 3.7% to EUR 164.2 billion in 2001, versus EUR 158.3 billion in 2000. Net new inflows totalled EUR 10.5 billion overall. This was achieved in hostile trading conditions that produced an adverse market impact of EUR 4.6 billion. Crédit Agricole Asset Management nevertheless registered a 3.3% decline in net banking income. Margins on each asset class under management were unchanged in the face of increasingly difficult market conditions, but management fees declined 4.2% due to the pattern of inflows.

Together with assets managed by BFT and CPR, aggregate assets managed by Crédit Agricole S.A. Group totalled EUR 185.3 billion at end-2001, up 4.6% over the previous year. Crédit Agricole S.A. Group responded to extreme volatility in the equity markets by developing new activities such as alternative management and multi-management products.

The various private banking centers continued to expand their business in 2001, attracting EUR 3.9 billion in net new funds and bringing total private assets under management to EUR 46.2 billion (after including assets managed by CAI Cheuvreux Gestions for the first time in 2001). The private banking sector's net banking income nevertheless fell by nearly 14%, as lower market valuations impacted trading volumes and consequently brokerage and management fees.

At 31 December 2001, after eliminating certain items counted twice (Crédit Agricole Asset Management manages a proportion of life insurance and private banking business invested in mutual funds), aggregate outstandings managed by this sector totalled EUR 235 billion, compared with EUR 221 billion at end-2000, an increase of nearly 6%.

After a corporate income tax charge of EUR 220 million, up 50.7%, **net income** advanced 11.7% relative to 2000, to EUR 487 million.

> Corporate and investment banking

Corporate and investment banking proved resilient, in 2001, in the face of hostile conditions for equity market and related businesses, contributing EUR 369 million or 23.7% to Group earnings, versus a contribution of 31.5% in 2000.

Corporate and investment banking

Pro forma (in millions of euros)	2001	2000	2001/2000 % change
Net banking income	2,712	2,976	-8.9
Operating expenses and depreciation	(2,013)	(1,957)	+2.9
Gross operating income	699	1,019	-31.4
Risk-related costs	(161)	(254)	-36.6
Share of net income (losses) of equity affiliates	56	52	+7.7
Net ordinary income (before tax)	594	817	-27.3
Net extraordinary items + corporate income tax + FGBR	(166)	(353)	+53.0
Amortisation of goodwill	(59)	(13)	n.s.
Net income	369	451	-18.2

Pro forma gross operating income on Corporate and investment banking increased by 31.4% in 2001, to EUR 699 million.

Net banking income was down 8.9%, from EUR 2,976 million in 2000 to EUR 2,712 million in 2001.

Operating expenses fell in the second half of the year, helping to restrict the full-year increase for 2001 to 2.9%. IT spending continued apace, notably supporting development of the Fastnet system. In addition, the ongoing drive to bolster Crédit Agricole S.A.'s European presence in this sector, notably through CAI Cheuvreux in London and Amsterdam, and the development of new product lines in the capital markets, entailed a 3.2% rise in operating expenses in the investment banking business. Development of Crédit Agricole S.A.'s commercial lending business entailed a rise of 2.2% in expenses, which were kept on a tight leash.

Gross operating income fell, as a result of contrasting revenue trends in the different business lines.

Capital markets and investment banking

Pro forma (in millions of euros)	2001	2000	2001/2000 % change
Net banking income	1,761	1,989	-11.5
Operating expenses and depreciation	(1,367)	(1,325)	+3.2
Gross operating income	394	664	-40.7
Risk-related costs	31	14	+121.2
Share of net income (losses) of equity affiliates	6	9	-33.3
Net ordinary income (before tax)	431	687	-37.3
Other	(147)	(319)	-53.9
Net income before goodwill amortisation	284	368	-22.8

After a very good year in 2000, the **capital markets and investment banking** businesses registered an 11.5% fall in net banking income due to poor equity market conditions.

CAI Equities in particular suffered a hefty drop in net income due to several factors, namely: adverse performance at its Asian brokerage IWICS (which will henceforward concentrate on Tokyo, Hong Kong and Seoul) and at CPR Online, and reduced profitability on CAI Cheuvreux's trading activities.

Hostile stock market conditions also hurt revenues from financial services, including mutual fund back-office activities in Luxembourg and institutional custody services in France. However, the volume of funds under custody increased by 15% during the year to EUR 66.6 billion at the end of 2001.

CAI Fixed Income enjoyed a good year, especially in treasury activities, thanks to falling short-term rates.

Similarly, the investment banking arm withstood relatively hostile market conditions for mergers and acquisitions activity, registering only a small drop in revenues on this type of business.

UI (Union d'Études et d'Investissements) Group, Crédit Agricole S.A.'s investment arm, pursued its private equity activities, generating sharply increased net income. It invested EUR 225 million in 2001, comprising EUR 152 million in large corporations and EUR 73 million in unlisted SMEs. Disposals of equity investments totalled EUR 273 million, *generating EUR 120.6 million in capital gains.*

Financing business

Pro forma (in millions of euros)	2001	2000	2001/2000 % change
Net banking income	951	987	-3.6
Operating expenses	(646)	(632)	+2.2
Gross operating income	305	355	-14.1
Risk-related costs	(192)	(268)	-28.4
Share of net income (losses) of equity affiliates	50	43	+16.3
Net ordinary income (before tax)	163	130	+25.4
Other	(19)	(34)	-44.1
Net income before goodwill amortisation	144	96	+50.0

Financing business performed well in France in particular, and throughout Europe more generally. The slight (-3.6%) dip in net banking income in this business *line in fact conceals a significant* increase in revenues from asset financ-ing activities. Ongoing redeployment of assets, on the other hand, led to a fall in bank operating revenues in Asia and at the Banque Française de l'Orient, whose Swiss subsidiary was sold in 2001.

Corporate and investment banking registered a sharp fall in **risk-related costs** relative to 2000 (EUR 161 million in 2001 versus EUR 254 million the previous year). The main item under this heading consisted of reserves for US-related risks. These were nevertheless more or stable, thanks to efforts begun in mid-2000 to rein-in exposure there, and to very high reserving rates ever since that time. Loan-loss reserves remained very low in the other regions of the world.

A EUR 50 million has been set aside against Crédit Agricole S.A.'s total Enron exposure of EUR 163 million. This exposure is split as follows:

- EUR 43 million in ordinary unsecured lending,
- *EUR 18 million in structured operations (synthetic leases),*
- EUR 28 million in transaction performance bonds,
- EUR 74 million in secured transactions.

Net income was down 18.2% at EUR 369 million, after booking the Group's share in the income/loss of equity affiliates, which rose 7.7% to 56 million, together with EUR 34 million in extraordinary charges (down from 2000), and an increase in *goodwill amortisation following adjustment of* goodwill on CPR Online to reflect the valuation determined at the time of the squeeze-out offer for CPR.

> International retail banking

This sector embraces the Group's banking subsidiaries and affiliates outside France. Its performance reflects the Group's ongoing strategy of expansion and forming European partnerships, *but it also reflects the adverse impact of the crisis* in Argentina.

International retail banking

Pro forma (in millions of euros)	2001	2000	2001/2000 % change
Net banking income	884	324	+172.8
Operating expenses and depreciation	(647)	(324)	+99.7
Gross operating income	237	0	n.s.
Risk-related costs	(272)	(150)	+81.3
Share of net income (losses) of equity affiliates	229	116	+97.4
Net ordinary income (before tax)	194	(34)	n.s.
Net extraordinary items + corporate income tax + FGBR	(112)	55	n.s.
Amortisation of goodwill	(74)	(56)	+32.1
Net income	8	(35)	n.s.

Pro forma gross operating income on International retail banking totaled EUR 237 million.
This segment's **net banking income** rose steeply, from EUR 324 million in 2000 to EUR 884 million in 2001. Consolidation changes accounted for nearly 75% of the increase in this item. The Banco Bisel Group now fully consolidates its two banking subsidiaries, Suquia and Bersa, instead of by the equity method as previously. In addition, Crédit Agricole S.A. took control of two Polish companies, Lukas and EFL, in 2001, which are also fully consolidated. InterAtlântico S.A., finally, was deconsolidated, having been sold in 2001.

The Lukas Group has been fully consolidated since 30 September 2001. This fast-growing Group is the leading provider of consumer credit in Poland with a 30% market share. Lukas Bank, a retail bank, operates a network of approximately one hundred branches. Lukas SA has built up a series of partnership agreements with leading retail brands, with a network of some 20,000 retail outlets in Poland.

The EFL Group has been fully consolidated since December 2001. As Poland's leading provider of equipment lease finance with an overall market share of 17%, rising to 25% in automobile finance, EFL has formed distribution partnerships with major automobile and computer brands. It distributes its products through a nationwide network of 33 branches and agents paid on commission. EFL also writes property and casualty business, and is now starting up a life insurance operation as well.

Sofinco's foreign subsidiaries also contributed to the 19% increase in net banking income.
Sofinco's subsidiaries outside France originated EUR 2.9 billion in new lending, a rise of 21.4% over 2000. Total outstandings outside France were up 26.4% over the previous year, at 2001, totaling EUR 3.8 billion.
In particular, Agos Itafinco, an Italian joint subsidiary of Sofinco, Crédit Agricole S.A. and IntesaBci, enjoyed another year of strong growth. Volumes outstanding increased by 32% year-on-year to EUR 1,495 million, with another EUR 470 million in securitised outstandings.

Also contributing to the increase in net banking income were the results of unconsolidated banking affiliates and ventures (e.g. Sofinco's partnerships outside France, with Commercial Bank of Greece and Bradesco notably).

The international retail banking sector's pro forma **operating expenses** totaled EUR 647 million in 2001, versus EUR 324 million in 2000. Most of the increase stemmed from the expanded consolidation base, the remainder being due to the Group's organic and external growth (at Sofinco especially).

Risk-related costs in international retail banking increased from EUR 150 million in 2000 to EUR 272 million in 2001.

Additional to risk-related costs of EUR 107 million on the books of Banco Bisel is the EUR 110 million cost of Crédit Agricole S.A.'s risk exposure in respect of subordinated loans and credit facilities granted to Banco Bisel.
The Argentine crisis also resulted in:
- a EUR 102 million extraordinary charge to cover the residual value of the investment in Banco Bisel, following the Argentine government's decision to convert assets (loans) and liabilities (savings products) at different exchange rates,
- amortisation in full of goodwill (EUR 15 million) recorded in the books of Crédit Agricole S.A.,
- a negative translation adjustment of EUR 97 million, recorded in the balance sheet following the peso's fall against the euro.

Crédit Agricole S.A.'s **share of net income (losses) of equity affiliates** increased from EUR 116 million in 2000 to EUR 229 million in 2001. IntesaBci was affected in 2001 by the need to hedge risks relating to the crisis in Argentina in particular. It sharply increased its contribution to earnings between 2000 and 2001, however. The fiscal 2000 financial statements contained a

EUR 150 million negative change corresponding to the Group's share of goodwill arising out of Banca Intesa's cash tender offer for Comit. Contrary to Banca Intesa, due to differences between French and Italian accounting regulations, it was not possible to apply the "pooling of interest" method to this operation. In addition, Crédit Agricole S.A. had already made allowance for impairment of the put warrant on Comit, in respect of IntesaBci, in its 2000 financial statements.

Overall, after amortisation of goodwill, international retail banking generated a **net income** of EUR 8 million in 2001, versus a loss of EUR 35 million in 2000.

> Proprietary asset management and other activities

Proprietary asset management and other activities reported net income of EUR 331 million in 2001, compared with EUR 297 million in 2000. In 2001 it recorded a number of extraordinary items connected with the preparation of Crédit Agricole S.A. for its initial public offering. As a result, income statement sub-totals show no significant recurring trends.

Proprietary asset management and other activities

Pro forma (in millions of euros)	2001	2000	2001/2000 % change
Net banking income	**373**	**224**	**+66.5**
Operating expenses and depreciation	(394)	(353)	+11.6
Gross operating income	**(21)**	**(129)**	**-83.7**
Risk-related costs	163	(156)	n.s.
Share of net income (losses) of equity affiliates	69	39	+76.9
Net income (loss) on fixed assets	31	309	-90.0
Net ordinary income (before tax)	**242**	**63**	**n.s.**
Net extraordinary items + corporate income tax + FGBR	114	230	n.s.
Amortisation of goodwill	(25)	4	n.s.
Net income	**331**	**297**	**+11.4**

This segment embraces the following significant items:

- **Pro forma risk-related costs** changed from a net charge of EUR 156 million in 2000 to a positive balance of EUR 163 million in 2001.

It notably includes recoveries from reserves pertaining to Crédit Agricole S.A.'s role as lead institution of the Crédit Agricole Group. A general provision set up in earlier years (including EUR 167 million in 2000) for risk-related costs has been reversed in the amount of EUR 136 million, partly in order to cover the allocation to the Fund for Banking Liquidity and Solvery Banking Risks. A EUR 53 million recovery from general contingency reserves was booked in application of CRC Regulation 2000-06. Another EUR 37 million of reserves for litigation and liabilities guarantees were recovered, their original purpose having ceased to apply.

Risk-related costs also cover general provisions booked by either Crédit Agricole Indosuez or Crédit Agricole S.A. and not applicable to any business in particular. In this respect, Crédit Agricole S.A., in its unconsolidated financial statements, increased its prudential reserves by EUR 150 million.

- An **extraordinary income** of EUR 529 million resulting from transactions linked to the preparation of the IPO was recorded in the income statement. It mainly consisted of:

• reversal of contingency reserves relating to the internal home purchase savings scheme mechanism, which became unnecessary following the February and September 2001 decisions of the Board of Directors,

• a EUR 382 million extraordinary charge booked in the 2001 half-year financial statements in anticipation of the decentralisation procedure, which was partially offset in the 2001 annual financial statements by the Regional Banks' allowance to the Fund for Liquidity and Solvency Banking Risks:

- the allocation of EUR 610 million to the Fund for Liquidity and Solvency Banking Risks,
- and a EUR 605 million recovery from the Fund for General Banking Risks relating to home purchase savings schemes.

Aggregate non-recurring items, all of which were booked in risk-related costs, extraordinary items and the Fund for General Banking Risks, net of taxation, totalled EUR 94 million.

The Group's **share of net income (losses) of equity affiliates** increased from EUR 39 million in 2000 to EUR 69 million in 2001, partly following recovery –as of 30 June 2001– of the so-called "harmonisation" reserves set up in respect of the Regional Banks, and partly following first-time consolidation of Rue Impériale de Lyon.

Crédit Agricole S.A. pro forma consolidated results
(data for all business segments)

Net income for 2001 totalled EUR 1,558 million in 2001, versus EUR 1,432 million in 2000, an increase of 8.8%. After deducting minority interests, which totalled EUR 90 million in 2001 (versus EUR 41 million in 2000), **consolidated net income** amounted to EUR 1,468 million, up 5.5% from the 2000 figure of EUR 1,391 million.

Group **net banking income** increased 10.3% to EUR 6.314 billion.

This increase stemmed from a number of factors, including consolidation changes, sharply increased margins on insurance business, another year of healthy growth in French retail banking, growth in the activities of subsidiaries and partner banks outside France, brisk activity in commercial lending business, as well as in the fixed-income and foreign exchange markets. Conversely, revenues from equity market-related activities declined (with a 40.7% fall in equity trading commissions). Moreover, revenues from investment securities were down 19.5%, and reported net capital gains on securities available for sale and equity portfolio securities also declined.

Operating expenses increased by 11.6% relative to 2000, rising to EUR 4.351 billion in 2001. Personnel costs rose 6.6% partly as a result of consolidation changes (which brought 2,955 additional employees), and partly due to the full-year impact of the staff increases in 2000. At the same time, other operating expenses increased by 16.2% and depreciation charges by 27.2%. In addition to reflecting consolidation changes, these charges also include ongoing IT investment spend-ing, organic growth of business activities, restructuring charges in France and elsewhere, as well as IT costs relating to the introduction of euro notes and coins.

As a result of the foregoing, **gross operating income** amounted to EUR 1.963 billion, an increase of 7.4% over the previous year. **The cost-income ratio** worked out to 68.9% of net banking income in 2001, compared with 68.1% in 2000.

Risk-related costs (comprising both counterparty risks and operational risks as well as general or sector-specific reserves), totalled EUR 371 million. This represents a very significant (-46.4%) decline relative to net allowances for 2000, in spite of a EUR 148 million increase in doubtful loan reserves to EUR 546 million, mainly in connection with the Argentine crisis. The fall in risk-related costs was due to recoveries from reserves pertaining to Crédit Agricole S.A. (parent company)'s role, as set up previously in connection with preparations for Crédit Agricole S.A.'s initial public offering.

Doubtful loans totaled EUR 4.7 billion in 2001, representing 5.9% of total loans outstanding. Coverage of doubtful and loans in litigation now stands at 65.6%.

Thanks to the decline in risk-related costs, **operating income** increased by 40.3% to EUR 1,592 million.

The contribution of equity affiliates increased from EUR 503 million in 2000 to EUR 704 million in 2001. This strong increase mainly reflects earnings growth in the Regional Banks. Consolidation changes (chiefly first-time consolidation of Rue Impériale) helped to account for this increase, as did the continuing development of banking subsidiaries and affiliates in Europe.

Net income on fixed assets totaled EUR 31 million, compared with EUR 309 million in 2000.

As a result, **ordinary income** (before tax) amounted to EUR 2,327 million in 2001, up 19.5% relative to 2000.

The Group reported a net **extraordinary income** of EUR 333 million, compared with a charge of EUR 219 million in 2000, chiefly arising from transactions connected with Crédit Agricole S.A.'s initial public offering. Extraordinary charges totalling EUR 260 million mainly concerned restructuring costs and exposure to Argentina.

Amortisation of goodwill increased by 44.9% to EUR 297 million, reflecting additional investments in EFL, Lukas, Rue Impériale and Tranquilidade and a 100% goodwill write-down on Banco Bisel.

Crédit Agricole S.A. applies the following rules pertain-ing to the amortisation of goodwill:
- for subsidiaries consolidated prior to 31 December 1996, the amortisation period is 5 years,
- subsidiaries consolidated subsequent to 1 January 1997 are amortised over periods of up to 20 years, depending on the type of business and geographic area in which it is conducted.

For example, the consumer credit companies Sofinco and Agos Itafinco are amortised over 8 years. Meanwhile, IntesaBci, a diversified euro-zone banking Group, is amortised over 20 years. These generally cautious and conservative rules have the effect of reducing net income in the early years following acquisition.

The net allocation to the **Fund for General Banking Risks** was EUR 44 million. This resulted from a net recovery of EUR 605 million from the Fund for General Banking Risks on home purchase savings, following the 50% decentralisation (versus 33.33% previously) of risks on home purchase savings scheme-related risks in compliance with legally-required mechanisms, a EUR 610 million allocation to establish the Fund for Banking Liquidity and Solvency purchase Risks, and an additional allocation of EUR 38 million to home purchase savings schemes.
The **corporate income tax charge** was EUR 761 million, chiefly reflecting cancellations of deferred tax due to IPO-related transactions.

ROE (return on equity), the ratio of consolidated net income before amortisation of goodwill to average shareholders' equity after appropriation of income for the year, amounted to 13% in 2001, versus 13.6 % in 2000, due to the very steep growth (+16%) in average shareholders' equity.
ROA (return on assets) amounted to 0.36% of average total assets, versus 0.33% in 2000.

Net income in the "published" financial statements amounts to EUR 1,353 million. The EUR 205 million difference between pro forma and published financial statements stems from:
- interest expense (EUR 284 million), deducted from net banking income, on subordinated notes and other financings entailed by the acquisition of the CCAs and the CCIs;
- the EUR 399 million increase in share of net income (losses) of equity affiliates due to inclusion of full-year results of the Regional Banks and their subsidiaries;
- the EUR 100 million decrease in corporation tax relating to interest expense.
Minority interests in the "published" financial statements amount to EUR 286 million, versus EUR 90 million in the pro forma financial statements, due to the impact of the results of transferred subsidiaries.

Crédit Agricole S.A. consolidated balance sheet (published figures)

Total assets at 2001 amounted to EUR 495.1 billion, up 3% over the previous year.

Customer loans outstanding (including lease finance operations) net of reserves rose 10.3% year-on-year to EUR 76.2 billion.

This increase was fuelled by buoyant lending activity by Crédit Agricole S.A.'s consumer credit, lease finance and asset financing subsidiaries. France accounted for 37% of total customer loans, and the eurozone for 53%.

Crédit Agricole internal transactions which comprise time accounts and advances to the Regional Banks, fell by 3.6% year-on-year to EUR 141.6 billion, due to the Regional Banks' reduced funding needs. Out of this total, the portion of advances that serves to fund 66.67% of the Regional Banks' medium and long-term lending to customers, has remained unchanged over the past two years. "Mirror" advances, representing 33.33% of Crédit Agricole S.A.'s savings funds collected by the Regional Banks, were down by less than 1%.

On the liabilities side, **customer deposits** increased by 4.8% over the year. Savings funds collected by the Regional Banks, meanwhile, which are centralised in Crédit Agricole S.A.'s balance sheet, grew by only 0.2%.

At the same time, **debts represented by a security** advanced 3.5% to EUR 57.6 billion, as bond borrowings remained stable at EUR 23.3 billion and mortgage-backed securities and money market notes increased by 5.8% to EUR 34 billion.

Finally, the Crédit Agricole S.A. Group's **portfolios** of trading, available-for-sale, held-to-maturity and equity securities, in the form of debentures and variable-income securities, increased by 8.1% to EUR 58.6 billion. Further, insurance companies' investments increased by 10.8% to EUR 79.4 billion thanks to a first-class performance by Predica, where funds under management grew by 9.7%.

Crédit Agricole S.A. Group **shareholders' equity** (including 2001 income) totalled EUR 15.7 billion in 2001, versus EUR 14.9 billion in 2000, an increase of 4.9%.

Minority interests in this total declined from EUR 3.2 billion in 2000 to EUR 690 million in 2001 following the contribution by the Regional Banks of their holdings in subsidiaries to Crédit Agricole S.A., prior to the initial public offering.

Shareholders' equity before minority interests totaled EUR 15 billion, versus EUR 11.7 billion in 2000, mainly due to income for the year and capital increases relating to the contribution of the shares of subsidiaries previously held by the Regional Banks (EUR 2.3 billion) and the rights issue reserved for employees.

Total capital funds (equity + FGBR + subordinated debt) amounted to EUR 27 billion, an increase of 13.7%. In addition to the increase in share capital, EUR 3.5 billion of subordinated notes were issued, mainly in order to finance Crédit Agricole S.A.'s equity interests in the Regional Banks.

The Fund for General Banking Risks declined by EUR 2.6 billion to EUR 1.7 billion, despite an allowance of EUR 44 million. This decrease results from directly applying to shareholders' equity the effects of the change in the accounting method with respect to the home purchase savings scheme. With the assent of its Statutory Auditors and the Commission des Opérations de Bourse (French Securities Exchange Commission), with effect from 1 February 2001 Crédit Agricole S.A. has strictly separated a) risk of loss connected with the internal mechanism, which is covered by a contingency reserve, and b) interest-rate risks, which are covered by the Fund for General Banking Risks. This change of method concerns a total of EUR 905 million.

Core or tier one capital, i.e. shareholders' equity plus the Fund for General Banking Risks, represents nearly 62% of the total.

Over the same period, **long-term assets** (i.e. subsidiaries and affiliates not fully consolidated *and other fixed assets) increased from* EUR 9 billion in 2000 to EUR 16.1 billion in 2001. In 2001, this amount included Crédit Agricole S.A.'s 25% interest in the Regional Banks (valued at EUR 6.5 billion).

Shareholders' equity

Change in share capital

Date and type of transaction	Nominal amount of capital increase	Total additional paid-in capital	Number of shares issued	Share capital following transaction (in FRF then EUR)	Total number of shares outstanding
				FRF	
Share capital at 31 December 1996				8,405,169,200	42,025,846
25 March 1997 Capital increase, price FRF 677.30 per share (shareholders' meeting of 16 July 1996)	716,040,200	1,708,829,937.3	3,580,201	9,121,209,400	45,606,047
25 June 1997 Dividend reinvestment plan (shareholders' meeting of 21 May 1997)	286,144,400	615,210,460	1,430,722	9,407,353,800	47,036,769
19 November 1997 Interim dividend reinvestment plan (shareholders' meeting of 19 November 1997)	272,214,000	661,480,020	1,361,070	9,679,567,800	48,397,839
24 June 1998 Capital increase, price FRF 799.10 per share (shareholders' meeting of 27 May 1998)	1,797,617,600	5,384,763,520.8	8,988,088	11,477,185,400	57,385,927
24 June 1998 Capital increase reserved to FCPR CNCA Transactions, price FRF 799.10 per share (shareholders' meeting of 27 May 1998)	50,060,000	149,954,730	250,300	11,527,245,400	57,636,227
24 June 1998 Dividend reinvestment plan (shareholders' meeting of 27 May 1998)	265,327,800	689,852,280	1,326,639	11,792,573,200	58,962,866
				EUR	
15 March 1999 Conversion of share capital to euros, with concomitant capital reduction (*)				1,768,885,980	58,962,866
23 June 1999 Dividend reinvestment plan (shareholders' meeting of 20 May 1999)	69,951,810	207,523,703	2,331,727	1,838,837,790	61,294,593
5 November 1999 Capital increase, price EUR 150.08 per share (Board of Directors' meeting of 27 October 1999)	159,898,950	640,022,197.20	5,329,965	1,998,736,740	66,624,558
6 June 2000 Capital increase, price EUR 151.57 per share (Board of Directors' meeting of 26 April 2000) (**)	162,059,730	656,720,045.87	5,401,991	2,160,796,470	72,026,549
28 June 2000 Dividend reinvestment plan (shareholders' meeting of 25 May 2000)	80,004,600	285,349,740	2,666,820	2,240,801,070	74,693,369
4 July 2001 Dividend reinvestment plan (shareholders' meeting of 22 May 2001)	77,665,530	331,372,928	2,588,851	2,318,466,600	77,282,220

Change in share capital (continued) Date and type of transaction	Nominal amount of capital increase	Total additional paid-in capital	Number of shares issued	Share capital following transaction (in FRF then EUR)	Total number of shares outstanding
29 November 2001 Capital increase following contribution of the Regional Banks' interests in transferred subsidiaries	547,464,480	1,193,614,684	18,248,816	2,865,931,080	95,531,036
29 November 2001 Ten-for-one scrip issue	-	-	-	2,865,931,080	955,310,360
28 December 2001 Rights issue reserved for employees (shareholders' meeting of 29 Nov. 2001)	50,698,617	133,676,681.73	16,899,539	2,916,629,697	972,209,899

(*) The extraordinary shareholders' meeting of 27 May 1998 authorised the board of directors to convert the par value of the company's shares and the nominal amount of its authorised capital to euros. Under the authority vested in it, the board of directors decided on 27 January 1999 to convert the par value of the company's shares and the nominal amount of its authorised capital to euros with effect from 15 March 1999. The par value of the shares having been set at EUR 30 (previously FRF 200), this transaction entailed a capital reduction of EUR 28,880,215.04022 (FRF 189,441,792.17140). As required under French law, this amount has been transferred to a frozen account. The company's share capital therefore amounted to EUR 1,768,885,980 at 15 March 1999, divided into 58,962,866 shares with a par value of EUR 30 each.

(**) Under powers granted by the shareholders' meeting of CNCA of 20 October 1999.

Allocation of capital by business segment

Crédit Agricole S.A. allocates capital in accordance with the relevant prudential rules applicable to banks and insurance companies. Risk-weighted assets within the meaning of the capital adequacy ratios are weighted in accordance with an assessment of risks associated with each activity (e.g. 5% for French retail banking, 7% for corporate and investment banking, and 50% for securities held by the Group's investment companies such as UI and IDIA Participations). Capital allocated to asset management and private banking represents the higher of a) the capital adequacy requirement based on 6% of weighted exposure, and b) 3 months of operating expenses (the norm for these businesses). Capital is allocated to other non-bank units such as closed real-estate companies and joint-ventures formed to manage joint resources, for example, on the basis of book equity.

The resulting capital requirement is then increased by goodwill and 50% of the book value of companies accounted for by the equity method and the Group's unconsolidated affiliates. However, to calculate the allocation of capital in the case of the Regional Banks, these rules are applied to 25% of their risk-weighted assets, for the sake of transparency.

Allocated capital does not include the Fund for General Banking Risks or income for the year. Any surplus or shortfall of book shareholders' equity relative to capital allocated by business segment (including proprietary asset management and other activities) is subject to differential remuneration (or re-billing) equal to the remuneration of equity less its risk-free replacement income.

French retail banking

Capital allocated represents 5% of weighted risks (including 25% of the Regional Banks' weighted exposure).

Corporate and investment banking

This segment comprises the Group's financing, capital market and equity investing activities.
Capital is allocated:

- on the basis of exposure at risk for financing and capital market activities, applying a 7% weighting,
- based on 50% of the market value of securities held by the entities concerned involved in equity investing activities, e.g. UI and IDIA Participations, etc.

Asset management, Insurance and Private Banking

Capital allocated to asset management and private banking represents the higher of a) the capital adequacy requirement based on 6% of weighted exposure, and b) 3 months of operating expenses, which is the norm for these businesses. This also includes the regulatory requirements specific to the insurance industry, plus a 5% prudential margin.

International retail banking

The capital requirement represents 6% of weighted risks plus 50% of the value of companies accounted for by the equity method and equity investments in financial institutions outside France.

Proprietary asset management and other activities

Capital allocated represents:

- 6 or 7% depending on the type of risk-weighted assets,
- 50% of the market value of securities held by the entities involved in equity investing activities,
- the book value capital of logistics units (closed real estate companies, IT systems, etc.).

The resulting capital requirement is augmented by 50% of the value of companies accounted for by the equity method and French banking affiliates.

The table below presents **the capital allocated by business segment,** before net income and amortisation of goodwill, at 31 December 2001:

	Weighted risks (in billions of euros)		Capital allocations (in millions of euros)	
	31/12/2000	31/12/2001	31/12/2000	31/12/2001
French retail banking	56.0	59.2	3,285	3,188
Corporate and investment banking	63.4	64.3	4,453	4,628
Capital markets and investment banking	15.4	16.6	1,281	1,506
Financing business	48.0	47.7	3,172	3,122
Asset management, Insurance and Private Banking	6.3	7.5	2,698	2,995
International retail banking	5.6	7.8	2,180	2,753
Proprietary asset management and other activities	10.1	10.4	823	960
Total allocated capital			13,439	14,524

Return on equity by business segment

The current capital allocation system was introduced on 31 December 2000. It is therefore possible to calculate ROE for fiscal 2000 solely in relation to capital allocated before income for the year in each business segment. The income figure applied to each business segment is income before amortisation of goodwill, plus (or minus) the differential remuneration (or re-billing) of the surplus (or shortfall of) capital.

Return on equity by business segment

% of capital allocated	31/12/2000	31/12/2001
French retail banking	10.9%	13.5%
Corporate and investment banking	10.3%	8.0%
Capital markets and investment banking	29.3%	19.1%
Financing business	2.6%	2.7%
Asset management, Insurance and Private Banking	16.8%	17.0%
International retail banking	2.7%	5.3%

Prudential ratios
(based on published, and not on pro forma figures)

Capital adequacy

In 1988, the Basle Committee on Banking Regulations and Supervisory Practices (the "Basle Committee"), consisting of representatives of the central banks and supervisory authorities from the "Group of ten countries" (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, the UK and the USA) and from Luxembourg, recommended the adoption of a set of standards for risk-weighting and minimum desired levels of regulatory capital. Under these recommendations, international credit institutions must maintain capital equal to a minimum of 8% of their total credit risks, 4% of which must be Tier 1 capital. In 1989, the Council of the European Community adopted two regulatory directives that set the framework of capital adequacy with respect to credit risks within the European Community.

Two significant amendments have since been made to the standards previously introduced: first, at European level, by the "European Capital Adequacy Directive," and second, at the international level, by the Basle Committee's adoption of revised BIS (Bank for International Settlements) standards.

The European Capital Adequacy Directive

General features

In 1993, the Capital Adequacy Directive applying to investment firms and credit institutions extended the scope of application of the European capital adequacy regulations to include market risks. In France, these directives have been implemented through a series of regulations successively adopted by the *Comité de la réglementation bancaire et financière* in the years to 1999 (collectively referred to as the **"CAD Regulations"**). Since 1 January 1996, under CAD Regulations, French banks have been subject to capital adequacy requirements with respect to their trading activities that are supplemental to those in force in respect of their commercial banking activities. In addition to credit risk, the CAD Regulations specify standards for investment entities' trading activities designed to reflect interest rate risk, market risk and settlement risk. The CAD Regulations also require banks to maintain additional capital measured by reference to the foreign exchange risk of all their activities, including commercial banking and trading. Under the CAD Regulations, a French bank's capital adequacy ratio (**"CAD ratio"**) is calculated by dividing the total available capital (including capital classified as Tier 1 and Tier 2 and certain other items) by the amount of capital required in respect of the different types of risk to which it is exposed, each type of risk being evaluated on the basis of specific weightings whose rates are fixed according to a predetermined scale. In compliance with CAD Regulations, the CAD ratio must be at least equal to 100%.

At 31 December 2001, Crédit Agricole S.A.'s European CAD/ESR ratio was 122.4% (versus 149.2% one year earlier). The 27-point decline is analysed below in terms of both increased capital requirement on the denominator side, and increased capital available on the numerator side.

Crédit Agricole S.A. Group CAD ratio

(in millions of euros)	30/06/00	31/12/00	30/06/01	31/12/01
Risks				
Credit risk	88,365	88,683	97,989	94,211
Total market risk	13,261	12,457	14,747	12,408
Interest rate risk	7,525	7,394	8,662	7,776
Equity risk	3,541	3,876	4,140	3,135
Counterparty risk	989	173	550	185
Exchange rate risk	1,206	875	1,320	1,203
Commodity risk		139	75	109
Total weighted risks	*101,625*	*101,140*	*112,736*	*106,619*
Capital requirement (= weighted risk x 8%)	*8,130*	*8,091*	*9,019*	*8,530*
Available capital				
Tier 1	13,400	12,996	13,974	14,770
Tier 2	4,710	5,403	5,816	9,244
Tier 3	567	611	809	611
Deductions	4,404	6,940	8,219	14,180
Total available capital	*14,274*	*12,070*	*12,379*	*10,445*
Ratios (capital/requirement >100%)				
Solvency ratio (tier 1/requirement)	*164.8%*	*141.6%*	*128.3%*	*115.3%*
Total solvency ratio (available capital/requirement)	*175.6%*	*149.2%*	*137.3%*	*122.4%*

A sizable percentage of the growth in weighted risks in 2001 (+EUR 5.5 billion) flows from a combination of:

- Sofinco's business development (this has grown by more than EUR 1.7 billion),
- the Group's increased stake in its insurance subsidiaries to 100%: the 100%-weighted equity value of these subsidiaries had a EUR 1.5 billion impact on the denominator,
- consolidation of Lukas/EFL outstandings (EUR 1 billion),
- increased risk exposure at Crédit Agricole Indosuez (EUR 1 billion) despite a significant (-EUR 4.5 billion) drop in outstandings in the second half.

Available capital fell by EUR 1.6 billion (-20 ratio points) in 2001, mainly due to:

- recoveries from Funds for General Banking Risks relating to the home purchase savings scheme in the first half of 2001,
- deduction of the 25% of the capital of the Regional Banks from shareholders' equity at their equity accounting value (EUR 6.5 billion), and partially offset by the increase in Tier 2 capital (EUR 3.8 billion).

The Regional Banks have, moreover, extended a joint and several guarantee to Crédit Agricole S.A. to the extent of their capital and reserves, to cover the eventuality of default by Crédit Agricole S.A. The guarantee represents the counterpart of Crédit Agricole S.A.'s commitments, as to the solvency and liquidity of the Regional Banks. As a result, the risk profile is identical within the Crédit Agricole Group network. The international rating agencies recognise this situation by awarding identical ratings to the bond and note programmes of Crédit Agricole S.A. and the rated Regional Banks.

The Regional Banks' European Solvency Ratio

As credit institutions, the Regional Banks must comply with the European Solvency Ratio in accordance with the standards laid down in the European Capital Adequacy Directive. The European Solvency Ratio, which was introduced prior to the CAD ratio, takes no account of market risks. It still applies to credit institutions that are not exposed to significant market risks, such as the majority of the Regional Banks, which are thus not subject to the CAD Regulations.

The table below shows the range of European Solvency Ratios of the Regional Banks (excluding the Regional Bank of Corsica) at the dates indicated.

In %	31/12/1998	31/12/1999	31/12/2000	31/12/2001
Highest	19.43	17.39	16.05	20.92
Average**	11.26	10.52	10.50	14.88
Lowest	8.41	8.73	8.70	10.39

** Arithmetical mean of individual European Solvency Ratios.

The increase in the ratio between 31 December 2000 and 31 December 2001 stems from the capital increases carried out at the end of 2001 via the issuance of "certificats coopératifs d'associés" (nonvoting shares) reserved for Crédit Agricole S.A. and the increase of the Regional Banks' Funds for General Banking Risks.

The International Solvency Ratio

General features

In 1996, the Basle Committee significantly amended the BIS standards to provide a specific capital cushion for market risks in addition to banks' credit risks. This amendment defines market risks as i) the risks appertaining to interest rate-related instruments and equities in a bank's trading book; and ii) foreign exchange risks and commodity risks held on the bank's books. As amended in 1996 and refined in September 1997 by the Basle Committee, the revised BIS standards continue to require a capital ratio with respect to credit risks. In addition, they require a credit institution to quantify its market risks in figures equivalent to credit risks and to maintain a capital ratio of 8% with respect to the sum of its credit and market risks. The French Banking Commission regularly issues opinions regarding the application and calculation of the International Solvency Ratio. Nevertheless, the International Solvency Ratio has no regulatory force. In accordance with regulations, starting 14 December 2001, the Crédit Agricole S.A. Group will calculate its International Solvency Ratio on a half-yearly basis, like the Crédit Agricole Group before it.

The Crédit Agricole S.A. Group International Solvency Ratio

In accordance with BIS recommendations, the total International Solvency Ratio of the Crédit Agricole S.A. Group, calculated for the first time on 31 December 2001, was 9.1%, and its Tier 1 ratio was 8.5%. Calculation of this ratio has been retropolated for the period 2001-2000 and is presented in the table below detailing the risks measured in credit risk equivalents (after counterparty weighting) and the regulatory capital levels calculated therefrom in accordance with BIS recommendations at the dates indicated.

Crédit Agricole S.A. Group International Solvency Ratio

(in millions of euros)	ISR retropolated 30/06/00	31/12/00	30/06/01	ISR 31/12/01
Risks				
Credit risk	88,365	88,683	97,989	94,020
Total market risk	13,261	12,457	14,747	15,091
Interest rate risk	7,525	7,394	8,662	10,395
Equity risk	3,541	3,876	4,140	3,643
Counterparty risk	989	173	550	0
Exchange rate risk	1,206	875	1,320	943
Commodity risk		139	75	109
Total weighted risks (denominator)	*101,625*	*101,140*	*112,736*	*109,111*
Available capital				
Tier 1	13,400	12,996	13,974	14,770
Tier 2	4,710	5,403	5,816	9,375
Tier 3	567	611	809	611
Deductions	6,215	7,837	9,207	14,885*
Total available capital	*12,463*	*11,173*	*11,392*	*9,871*
Tier 1 solvency ratio	*11.7%*	*10.4%*	*9.4%*	*8.5%*
Total solvency ratio	*12.3%*	*11.0%*	*10.1%*	*9.1%*

(*) The increase in deductions stems from the fact that the Regional Banks were accounted for by the equity method (25%), representing EUR 6.5 billion.

Crédit Agricole Group International Solvency Ratio

In accordance with BIS recommendations, the total International Solvency Ratio of the Crédit Agricole Group at 31 December 1999, 31 December 2000, and 31 December 2001, was 10.5%, 10.2% and 11.8 % respectively, and its Tier 1 ratio was 9.6% at 31 December 1999 and 2000, and 10.8% at 31 December 2001.

The tables below show the Crédit Agricole Group's risks measured in credit risk equivalents (after counterparty weighting) and the regulatory capital levels calculated therefrom in accordance with BIS recommendations at the dates indicated.

Crédit Agricole Group International Solvency Ratio

(in millions of euros)	31/12/99	31/12/00	30/06/01	31/12/01
Risks				
Credit risk	224,394	244,491	255,658	256,140
Total market risk	22,131	24,234	26,878	24,450
Interest rate risk	14,498	16,534	18,782	18,193
Equity risk	6,437	6,742	6,703	5,198
Foreign exchange risk	1,196	870	1,317	949
Commodity risk	-	88	76	109
Total weighted risks (denominator)	*246,524*	*268,725*	*282,537*	*280,590*
Available capital				
Tier 1	23,555	25,851	27,603	30,170
Tier 2	5,734	6,424	6,734	8,750
Tier 3	497	942	957	601
Deductions	3,877	5,855	7,028	6,310
Total available capital	*25,909*	*27,362*	*28,266*	*33,211*
Tier 1 solvency ratio	*9.6%*	*9.6%*	*9.8%*	*10.8%*
Total solvency ratio	*10.5%*	*10.2%*	*10.0%*	*11.8%*

Crédit Agricole Indosuez solvency ratio

The International Solvency Ratios of Crédit Agricole Indosuez at 31 December 1999, 31 December 2000 and 31 December 2001 were respectively 10.4 %, 10.2 % and 9.6 %, and its Tier 1 ratios were respectively 6.7%, 6.7% and 6.6 % at these dates.

Planned reform of BIS standards

Since 1998, the Basle Committee has been studying a reform of its recommendations with regard to the international bank solvency ratios. This reform would replace the current agreement by a new one based on a more qualitative approach to the measurement of risk exposure.

In the latest version of its proposal, the Basle Committee proposes to assess credit risk on the basis of one of the following two methods: a "standard" method relying on a weighting matrix depending on external ratings of counterparties, distinguishing between governments, banks, public bodies and business enterprises; and the second, "alternative," method relying on banks' internal scoring methods, which are required to take into account the probability of default, risk exposure and loan recovery rates. In addition, the new ratio would cover banks' operational risks, i.e. risks of malfunction and legal risks. The reform also stresses the role of internal capital adequacy control procedures and the disclosure obligations regarding the structure and allocation of capital and on risk exposure.

Following consultation initiated in January 2001, the Basle Committee received more than 250 comments and therefore decided to launch a study, between October and December 2002, of the impact of the envisaged new mechanism on data at 31 March 2002. Further consultations with the banking industry will take place in the second quarter of 2003, based on a consultative document to be circulated in May 2003.

Introduction is planned for 31 December 2006, following a year (2006) in which both ratios (the existing Cooke ratio and the McDonough reform) will be calculated.

Crédit Agricole has organised its staff to contribute to the impact study in late-2002 as well as to implement its own internal scoring system.

Crédit Agricole's own internal scoring system will render its risk management and capital allocation systems more competitive and more profitable.

In the current state of discussions, Crédit Agricole S.A. is not in a position to express an opinion as to how the planned reform will impact its financial condition or the result of its operations.

Crédit Agricole S.A. financial statements (parent company)

Net banking income at Crédit Agricole S.A. advanced 24.2% to EUR 1,110 million thanks to income from its investment portfolio, and in particular from dividends received. The latter increased by 37%, from EUR 503 million in 2000 to EUR 689 million in 2001.

This increase stemmed from earnings growth in 2000 in both foreign affiliates and in French subsidiaries and affiliates. Most of these revenues were provided by consolidated subsidiaries and are restated in the consolidated financial statements.

Operating expenses were down 3.8% at EUR 333 million. Particularly significant was the very moderate increase in personnel costs (+1.3%), the average workforce having declined 1.8% to 3,250, of whom 1,336 are on secondment to subsidiaries.

Risk-related costs totalled –EUR 28 million. This comprises:

- a EUR 110 million to cover in full the participating loan and direct and indirect credit lines granted to Banco Bisel,
- a EUR 150 million prudential provision set up in the second half of the year,
- a EUR 136 million recovery, in the first half, connected with the establishment of the Fund for Liquidity and Solvency Banking Risks,
- EUR 97 million in net recoveries rendered possible due to reduced risk levels, recoveries on bad debt write-offs or in application of CRC Regulation 2000-04.

A net loss of EUR 218 million on **fixed assets** was booked, reflecting a EUR 227 million charge to cover the totality of Crédit Agricole S.A.'s historical investment (including goodwill) in Banco Bisel. In the consolidated financial statements of Crédit Agricole S.A., this represents the sum of: a EUR 102 million extraordinary charge, a EUR 15 million goodwill amortisation, a EUR 97 million translation adjustment, and EUR 13 million in prior-year losses.

Extraordinary income and net allocations to the Fund for General Banking Risks exclusively reflect the impact of preparations for Crédit Agricole S.A.'s initial public offering (see detailed presentation in the consolidated financial statements).

Corporate income tax amounted to EUR 16 million, as a result of tax consolidation mechanisms and deferred tax reserves arising in connection with tax-based joint-ventures and tax consolidated subsidiaries.

Net income increased by 104% relative to 2000, to EUR 1,045 million.

Shareholders' equity increased by EUR 3 billion to EUR 11.8 billion. This increase flowed from:

- EUR 1.7 billion in capital increases and additional paid-in capital following contribution of the shares of subsidiaries held by the Regional Banks,
- EUR 408 million representing payment in shares of nearly all of the 2000 dividend (scrip dividend scheme),
- EUR 185 million in respect of the rights issue reserved for employees, net of listing expenses,
- EUR 1,045 million reflecting the impact of 2001 net income.

Directors' and officers' compensation

Total gross compensation paid to the Chairman in respect of financial year 2001 amounted to EUR 237,800, to which was added EUR 32,000 paid in 2002 in respect of FY 2001. Gross compensation paid to the Chief Executive Officer in respect of 2001 amounted to a fixed portion of EUR 457,000, a variable portion of EUR 229,000, and benefits amounting to EUR 157,000. In addition, the Chairman and the Chief Executive Officer each have the use of a company car.

The total amount of directors' fees approved by the Annual General Meeting in respect of 2001 was EUR 84,465. Directors' fees paid to directors in 2001, on the basis of their attendance at meetings of the Board of Directors, totalled EUR 47,896 shared equally between the two Vice-Chairmen, and EUR 36,569 shared equally among the other directors. No director's fee is paid to the Chairman.

No director or officer of Crédit Agricole S.A. has benefited from any of the stock option plans in force at Crédit Agricole S.A. or in the subsidiaries controlled by it, nor have they been in receipt of any directors' fees in respect of positions held in any of the subsidiaries controlled by Crédit Agricole S.A.

Further, no employee of Crédit Agricole S.A. has been granted stock options under any stock option plan in force at Crédit Agricole S.A. or at any of the subsidiaries controlled by it.

Five-year financial summary

	1997	1998	1999	2000	2001
Capital at year-end	**1,475,640,598**	**1,797,766,195**	**1,998,736,740**	**2,240,801,070**	**2,916,629,697**
Number of shares issued	48,397,839	58,962,866	66,624,558	74,693,369	972,209,899
Operations and results for the financial year (in millions of euros)					
Gross revenues	23,068	20,250	25,116	24,101	24,293
* Income before tax, employee profit-sharing, allowances, depreciation and amortisation	1,032	1,321	817	578	333
Employee profit-sharing	16	2	9	17	16
Corporate income tax	273	302	153	24	16
* Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	373	519	553	512	1,045
Dividend paid	291	283	366	411	535
Earnings per share (in euros)					
* Net income after tax and employee profit-sharing, but before allowances, depreciation and amortisation	15.347	17.245	9.827	7.196	0.311
* Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	7.714	8.807	8.294	6.857	1.075
Dividend per share	6.10	4.80	5.50	5.50	0.55 (1)
Personnel					
Average number of employees	3,210	3,161	3,278	3,304	3,245 (2)
* Wages and salaries paid (in millions of euros)	145	137	148	157	159
* Employee benefits and social charges (in millions of euros)	71	67	72	78	75

** By decision of the combined annual general meeting of 29 November 2001, the nominal value of each share was reduced from EUR 30 to EUR 3 and the number of shares making up the authorised capital was multiplied by ten in consequence.*

(1) Net dividend proposed to the AGM of 22 May 2002.

(2) Concerns head office workforce.

Recent developments and outlook

> Recent developments

Changes in the organisation of Crédit Agricole S.A.

• Crédit Agricole S.A. has established: a "Finance and Risks" sector embracing 3 central divisions, namely: "Financial Management and Accounting", "Planning and Investments, France", and "Banking Risks";
• a "Corporate and Investment Banking and International Business" sector embracing Crédit Agricole Indosuez and Crédit Agricole S.A.'s "Equity Investments and International Affiliates" division.

The prime aim is to forge a series of coherent business sectors, each made up of business lines offering a good strategic fit and capable of unlocking new synergies. Crédit Agricole S.A. thus now comprises 5 sectors, each managed by a Deputy Chief Executive, namely:
• "Finance and Risks",
• "Development and Markets",
• "Asset Management",
• "Technology, Logistics and Banking Services",
• "Corporate and Investment Banking, and International Business".

Crédit Agricole Indosuez: winding down the operations of CPR Group subsidiary, Banque CPR

Following the cash tender offer by Crédit Agricole Indosuez for CPR in October 2000, and the subsequent repurchase offer followed by a squeeze-out in November 2001, Crédit Agricole Indosuez now holds the entire capital of CPR.

Despite deteriorating market conditions over the past 18 months, the merger with Crédit Agricole Indosuez has enabled CPR to expand faster in each of its 6 business lines, i.e.: non-proprietary asset management (CPR Asset Management), alternative management (CPR AM), derivatives and structured products, online brokerage (CPR Online), specialised intermediation (SP Finance), bullion and banknote trading and custody (CPR Or and CPR Billets).

The process of integrating CPR's operations with the Crédit Agricole Group's business lines is now nearing completion.

It has been decided to wind down Banque CPR's operations progressively, since the mutualisation of Banque CPR's support functions for these business lines is no longer considered compatible with the logic driving the expansion and integration of these business lines. The process is scheduled to be completed in June 2003.

Each member of Banque CPR's staff will be offered alternative solutions geared to their personal circumstances, notably comprising transfers within the Crédit Agricole Group.

The "window of liquidity" mechanism

A final "window of liquidity" was arranged for former and current employees of Crédit Agricole Group and their rightful successors, in respect of Crédit Agricole S.A. shares purchased by them before the listing, to allow them to benefit from an organised phasing-out of the liquidity mechanism to which they were eligible prior to the initial public offering of Crédit Agricole S.A. This "window of liquidity" was opened from 29 January to 11 February 2002.

As stated in the shelf-registration document ("Document de Référence") and in the definitive prospectus on the operation certified by the Commission des Opérations de Bourse (French Securities Exchange Commission) on 13 December 2001 regarding the initial public offering of Crédit Agricole S.A. shares, this "window of liquidity" allowed them to sell their shares, if they so wished, at the share's last reference price, i.e. EUR 18.853.

SNC Crédit Agricole Transactions (unlimited liability company) was formed to provide liquidity for this purpose.

Orders for fewer than 27 million shares were received during this period, representing approximately 39% of the total number of shares eligible under the mechanism.

At the outcome of these operations, ownership of the capital of Crédit Agricole S.A., consisting of 972,209,899 shares, was split as follows:

SAS Rue La Boétie	70.2%
SNC Crédit Agricole Transactions	2.8%
General public (including employees)	27.0%

Nota bene:
- the capital of SNC Crédit Agricole Transactions is 90%-held by the Crédit Agricole Regional Banks and 10% by Crédit Agricole S.A. via a subsidiary,
- a commitment has been entered into to hold the Crédit Agricole S.A. shares thus purchased over a long period.

Crédit Agricole S.A. and Daiwa Bank Holdings (DBH) signed an agreement concerning asset management operations in Japan (March 2002)

Under the agreement, Crédit Agricole Asset Management (CA-AM) acquired a 5% interest in the capital of Daiwa Trust and Banking Company, a "Trust Banking" (stock custody and asset management) subsidiary of DBH. Daiwa Trust is a leading "Trust Banking" player in Japan with USD 175 billion assets in custody and under management.

The Japanese pension fund and asset management products market is reputed to be very tough for foreign operators to break into. Crédit Agricole Asset Management will thus gain privileged access to this market through DBH's distribution networks. This partnership will further advance CA-AM's existing special relationship with DBH, which already markets a number of products developed by Crédit Agricole Asset Management, representing nearly USD 400 million under management, through its outlets. Looking further ahead, this deal will strengthen the Crédit Agricole S.A. Group's foothold in Japan.

BNP Paribas and Crédit Agricole form Euro Securities Partners (March 2002)

This subsidiary will operate and develop the two banks' joint IT platform for securities custody in retail and private banking.

Euro Securities Partners will act for both partners as delegated client, IT systems integrator, manager and supervisor of IT operations, as well as providing back office user support. The BNP Paribas-Crédit Agricole joint venture will enable the two leading French banking Groups to bolster their efficiency, responsiveness and cost effectiveness. It will also help them raise the standard of service to their retail and private banking customers in France. With 6.5 million securities accounts and nearly EUR 460 billion in custody administered via this platform, the two partners combined will comfortably achieve the critical mass necessary to this type of activity.

> Outlook

Recovery in 2002

The first half of 2002 is likely to remain "soft," as world trade remains slack and general confidence low. The second half, on the other hand, is expected to pick up, with the United States providing the momentum. Indeed initial signs of recovery have been visible since October 2001. **In Europe**, most leading indicators have already risen in response to expectations of a rebound (if only a technical or a short-lived up-tick) in the US economy. It is even possible the low-point was reached in late-2001.

Initial signs of recovery could come from foreign trade. If that is so, the European economy can count on sound fundamentals, with accommodating monetary conditions (thanks to a weak euro and looser monetary policy). Finally, the oil "counter-shock" could provide a boost to spending power.

In France, the chief risk concerns consumers. The persistent rise in unemployment, forecast to continue until the end of the second quarter of 2002, could undermine confidence and cancel out the incomes effect. The rebound in manufacturers' confidence (slower inventory rundowns, perhaps followed by an upturn in investment) would provide welcome relief in this respect. The trend should have turned positive once more by the end of 2002, allowing households to take a calmer view of their finances and switch back into longer-term investments.

Interest rates are therefore expected to tighten in the course of 2002, as growth and then inflation expectations are revised upward (indeed long-term rates have already started rising). Above all we can expect a tightening of monetary policy in the second half of the year in an effort to normalise short-term rates, which are currently very low (especially in the United States). A rapid return of confidence might even trigger an over-reaction in the equity and bond markets, with a consequent correction, which could cause something of a headache for the central banks.

Crédit Agricole S.A. Group set a number of operational objectives within the framework of its strategy, which are described notably in the shelf-registration document (COB no. R.01-453, 22 October 2001). At 31 December 2001 the Group had achieved all of these (with the exception of reducing the cost-income ratio in the private banking business by that date), or had confirmed that they would be met within the stated deadlines.

The Crédit Agricole S.A. Group's strategic objectives remain unchanged. Consolidated net income is targeted to rise 5-10% relative to 2001.

Finally, a ROE of the order of 14% is targeted for 2004.

The ability of the Group to achieve these objectives will depend on a number of factors, including the general state of the economy and interest rates, competition, and the behavior of the global markets. Consequently, Crédit Agricole S.A. Group cannot guarantee the above objectives will be met.

Appendix to the management report

Monitoring and control of risk within Crédit Agricole S.A. Group

> Internal control

Crédit Agricole Group's internal control organisation complies with French legislation and the recommendations of the Basle Committee.

In line with French banking regulations Committee Rule 97-02 and the Basle Committee recommendations on internal control, all Crédit Agricole entities (Regional Banks, Crédit Agricole S.A., Crédit Agricole Indosuez, and their respective subsidiaries whether or not they have bank status) continued to strengthen their internal control systems in 2001. Three major objectives are being pursued:

• a performance objective, to ensure effective and proper use of Group assets and resources and protection against the risk of loss,

• an information objective, to provide exhaustive, accurate and timely information for decision-making and risk management purposes,

• a compliance objective, in respect of internal and external regulations.

In compliance with French legislation, Crédit Agricole's internal control system is implemented throughout a wide range of entities. In addition to the banking subsidiaries in France and abroad, these comprise all companies controlled and subsidiaries engaged in businesses that could prove to be a source of risk, such as insurance companies, companies holding investments, etc. The internal control structure is organised in the form of a hierarchical pyramid, each Crédit Agricole Group entity applying this principle to its own subsidiaries in turn.

For internal control systems to be effective and consistent between various entities, Crédit Agricole Group has developed a system of common rules and recommendations, each Group entity being required to comply with certain fundamental concepts.

Accordingly, each Crédit Agricole Group entity (Regional Banks, Crédit Agricole S.A. and their respective subsidiaries whether or not they have bank status) is obliged, at its level, to institute an internal control policy based on this body of principles and procedures for the proper implementation of an internal control system. Such policies cover obligations with regard to:

• communication of information on risk strategy, risk limits, internal control activities and results to the decision-making bodies,

• direct involvement of the entity's executive body in the organisation and functioning of the internal control system,

• measurement, monitoring and control of measurable risks, e.g. loan loss risks, trading risks, country risks, asset/liability management, liquidity risks, and delivery-settlement risks,

• prevention of money laundering,

• logistics relating to the management of operational risks, e.g. transaction processing, quality of financial and accounting information, IT processes, regulatory and legal risks, etc.,

• organisation of permanent and periodic controls in a functional manner, to ensure corrective action is taken,

• promoting a culture of internal control,

• responsibility for implementation of the system (one person in each entity with overall responsibility for the effectiveness and cohesion of the internal control system) and the extent of its application (the internal control system must be comprehensive, covering all types of risks and activities).

Crédit Agricole S.A. and its subsidiaries

The architecture and elements of the internal control system for Crédit Agricole S.A. and its subsidiaries were formalised and circulated via a directive in 1998. This directive was previously presented to the Board of Directors of Crédit Agricole S.A. (formerly CNCA SA). A central system operated from within Crédit Agricole S.A. oversees the body of rules defined above, which apply to each Group unit. The purpose of this central system is to consolidate measurable risks and to organise and oversee the overall internal control system. This central mechanism plays a crucial role in the internal control system of Crédit Agricole S.A. and its subsidiaries. At the central level, Crédit Agricole S.A. monitors the system on a consolidated basis including:

- central control, consolidation and monitoring of loan loss risks (including country risks and delivery-settlement risks) by the Central Banking Risks Division,
- central control, consolidation and monitoring of trading risks by a specialised unit within the Central Banking Risks Division,
- central control, consolidation and monitoring of global interest rate and liquidity risks by a specialised unit within the Financial Management Division and the Assets and Liabilities Management Committee,
- standardisation of accounting procedures and the audit of financial and accounting data,
- standardisation of general procedures, planning and control of consolidated budgetary data,
- independent and periodic audits of the proper operation of Crédit Agricole S.A. Group entities, and supervision of the effectiveness and consistency of internal control systems, considered as a whole or in part, by Crédit Agricole S.A.'s Control and Audit Department.

In addition, a control and audit business line was instituted in January 2001, reporting to Crédit Agricole S.A.'s Control and Audit Department, in response to the widening scope of the Group's business. This business line will provide central oversight of the control and audit function, helping to render controls more effective and reliable by implementing best auditing practice, as well as ensuring the security and legality of operations among all Group activities. It will also establish centers of expertise for the Group as a whole. Crédit Agricole S.A. has also established an Internal Control Committee, with decision-making and executive powers, for itself and in each of its subsidiaries within the jurisdiction of the control and audit business line.

This new mechanism will uphold and confirm the traditional document-based audits and onsite inspections conducted by the Control and Audit Department of Crédit Agricole S.A. in all Group entities, while focusing in particular on investigations relating to specific issues and cross-divisional questions.

Regional Banks

For the Regional Banks, implementation of the above procedures is facilitated by the publication of national recommendations on internal control. These are updated annually by the Regional Banks Executive Committee for Internal Control, consisting of senior executives and internal auditors from the Regional Banks and Crédit Agricole S.A. representatives, as well as members of Crédit Agricole S.A.'s Control and Audit Department. In its capacity as central body, Crédit Agricole S.A. is closely involved in all matters of internal control. Regular work sessions and information meetings provide occasions for Crédit Agricole S.A.'s Control and Audit Department to meet with the Regional Banks' audit staff, on average twice a year.

Control and Audit Department

For the Crédit Agricole Group, the ultimate level of internal control lies with Crédit Agricole S.A.'s Control and Audit Department, which reports directly to the Chief Executive Officer. This department conducts audits in all Group entities, i.e. the Regional Banks and all Crédit Agricole S.A. units and subsidiaries, including those that have their own internal audit departments. These periodic inspections are designed to ensure compliance with banking regulations, verifying application of Group internal procedures, reviewing the security and effectiveness of operating procedures, evaluating the quality, rating and appraisal of risks and assets, and auditing the adequacy of accounting data.
During these audits, the entity's internal control procedures are subjected to critical scrutiny to ensure they provide reasonable ongoing assurance that operations are secure, risks controlled, internal rules properly followed and external regulations complied with.

Prevention of money laundering

Each Crédit Agricole Group entity is directly responsible for organising its own money laundering prevention procedures.
Inside each Regional Bank, a correspondent has been appointed to liaise with "TRACFIN," the French Ministry of the Economy, Finance and Industry department responsible for collating information and acting against money laundering.
Similarly, each Crédit Agricole S.A. Group entity is responsible for combating money laundering inside its own internal control perimeter.
Crédit Agricole S.A.'s Control and Audit Department is responsible for central oversight of the system as a whole.

By making the internal control an integral part of the operations of each entity, the Group has continued to strengthen the overall system and to assess compliance with regulatory prescriptions.

During 2001, the Group further implemented improvements in its Regional Banks, Crédit Agricole S.A. and subsidiaries, while making internal controls more stringent by spreading best practice throughout the Group.

For the Crédit Agricole Group as a whole, in the course of its inspections within the Group Crédit Agricole S.A.'s Control and Audit Department reviewed the internal control procedures of each entity it audited (these being selected from among the Regional Banks, Crédit Agricole S.A. itself, Crédit Agricole Indosuez and their respective subsidiaries whether or not they have bank status). More than 30 periodic inspections were carried out during 2001 as part of the ongoing evaluation of the appropriateness and functioning of internal control systems. The other Group entities' control and audit departments conducted similar missions within their respective jurisdictions.

With respect to the prevention of money laundering, following reinforcement of the Regional Banks' systems at the beginning of 2000, the Crédit Agricole S.A. Group continued to bolster its procedures in 2001.
This notably entailed the creation in December 2001 of a dedicated money laundering prevention service, located within the Crédit Agricole S.A. Control and Audit Department unit responsible for supervising the internal control system.

> Ethical compliance

Crédit Agricole S.A., its subsidaries and the Regional Banks each have their own compliance functions. Approximately 120 people are employed, either full or part-time, in these functions within the Crédit Agricole S.A. Group and Regional Banks.
A Chief Compliance Officer, reporting directly to the Chief Executive Officer of Crédit Agricole S.A., coordinates the work of compliance officers in the subsidiaries and coordinates the network of those in the Regional Banks.

The role of Group Chief Compliance Officer entails formulating internal rules of conduct, disseminating them and enforcing compliance with them. These rules emphasise the primacy of the customer's interests, financial markets integrity, and personnel behavior. They do not cover the prevention of money laundering, which remains the responsibility of the Control and Audit Department.

In Crédit Agricole S.A.'s investment services and asset management subsidiaries, the compliance function is being developed more specifically in response to the demands of the supervisory authorities, e.g. the Conseil des Marchés Financiers and the Commission des Opérations de Bourse in France.

In addition, each of the Regional Banks has appointed a compliance officer primarily responsible for auditing investment services. This function is generally performed by the head of internal control and audit.

Following the initial public offering of Crédit Agricole S.A, specific ethical rules were laid down to prevent insider trading in the Company's shares. Awareness building campaigns for personnel have been conducted in the relevant units.

> Management of credit, market and operational risks

There are a certain number of risks inherent in the activities of Crédit Agricole S.A., such as credit, market and operational risks.
Credit risk arises when a counterparty is no longer able to honor its obligations to Crédit Agricole S.A. and its subsidiaries.
Market risks notably cover interest rate and exchange rate risks liable to affect the instantaneous value of trading portfolios held by Crédit Agricole S.A. and its subsidiaries.
Operational risks concern the risks of damage to Crédit Agricole S.A. and its subsidiaries as a result of either the inadequacy or failure of organisation, procedures, people or systems, or arising from external events.
Crédit Agricole S.A. is not directly exposed to counterparty risk on the Regional Banks transactions with customers or other transactions initiated by them. As credit institutions in their own right, the Regional Banks are fully responsible for the transactions they initiate. However, in its capacity as central body of the Crédit Agricole Group, Crédit Agricole S.A. guarantees the liquidity and solvency of its network, principally the Regional Banks. As a result, Crédit Agricole S.A. is indirectly exposed to the risks of the Regional Banks.

The table below presents the respective shares of net Crédit Agricole Group outstandings on customer transactions and lease finance transactions attributable to Crédit Agricole S.A. and its subsidiaries on the one hand, and to the Regional Banks on the other.

	31 December 1999		31 December 2000		31 December 2001	
	In billions of euros	% of total	In billions of euros	% of total	In billions of euros	% of total
Crédit Agricole S.A. and subsidiaries	53.3	23.1	69.1	27.2	76.2	28.3
Regional Banks	177.5	76.9	184.7	72.8	192.9	71.7
Total	**230.8**	**100**	**253.8**	**100**	**269.1**	**100**

Management of credit, market and operational risks: ways and means

The Central Banking Risks Division

The Central Banking Risks Division reports to the "Finance and Risks" sector established at the beginning of February 2002, which embraces the "Financial Management and Accounting", "Planning and investments, France", and "Banking Risks" central divisions.

The Central Banking Risks Division defines and proposes the risk selection strategy for Crédit Agricole S.A. and its subsidiaries to Crédit Agricole S.A.'s general management , and frames common standards in this area. It contributes to the decision-making process and monitoring of large individual exposures either initiated or carried by Crédit Agricole S.A. and its subsidiaries. It centralises, consolidates and monitors credit risks (including country risks and delivery-settlement risks, which are communicated for purposes of information), together with market risks.

The Banking Risks Division comprises: a) a department to manage counterparty risks and another in charge of market risks; procedures for the selection, measurement, centralisation and consolidation of risks for Crédit Agricole S.A. and its subsidiaries have been laid down and approved for these two departments; b) a "Research and Information" department that performs multi-sector studies to assess sector, event-related and structural risks, and to determine the Crédit Agricole Group's position vis-à-vis these risks; and c) an "Information Systems and Risk Projects" department to oversee the upgrading of the risk information system in place at Crédit Agricole S.A. and its subsidiaries, and to coordinate risk projects for the Crédit Agricole Group.

Finally, the Banking Risks Division manages Foncaris, a subsidiary of Crédit Agricole S.A., which comprises a "General Secretariat" and three case monitoring units.

Risk monitoring procedures within Crédit Agricole S.A. and its subsidiaries

Each operating entity has established its own risk management unit independent of the front office and reporting to the entity's general management. This process is based on the general principle of unified risk-monitoring and management channels. Within this overarching principle, Crédit Agricole S.A. and its subsidiaries have put in place a system to monitor and control credit and market risks governed by the principles of "subsidiarity" and delegation of authority between Crédit Agricole S.A.'s Central Banking Risks Division and the risk management units within each entity. The latter are under an obligation to provide comprehensive information and early warning of untoward developments to the Central Banking Risks Division of Crédit Agricole S.A. Contracts delegating the above powers were signed in 2001 between the Central Banking Risks Division and the risk management units of most of the Crédit Agricole S.A. subsidiaries concerned (Crédit Agricole Indosuez,

Transfact, Ucabail, Sofinco, Banco Bisel, and UI). These contracts spell out the duties of each of the parties with respect to prevention, management and monitoring of risks and the communication of alerts, together with delegated powers, reporting obligations and control procedures for these delegated powers. Although a standard format and wording has been adopted for this document, each contract and the procedures governing relations between the Central Banking Risks Division and each individual subsidiary's risk management unit specific to that subsidiary.

The **National and International Risks Committee,** chaired by the Chief Executive Officer of Crédit Agricole S.A., sets broad strategy with respect to counterparty, country and market risks. It i) approves the risk management strategies presented by Crédit Agricole S.A. and its subsidiaries, after hearing the opinion of the Central Banking Risks Division, (ii), within the framework of the strategies presented to it, it sets global limits as proposed by each entity (these global limits embrace cumulative limits on bank counterparties, country limits, market risk limits, and limits on certain specific sectors of activity), and (iii), within the special procedure on internal syndications, it approves the guideline list of eligible counterparties and the amounts for syndication with the Regional Banks. The National and International Risks Committee is also responsible for the selection of risks on the largest non-bank counterparties, together with specific transactions and very important sensitive business. For this purpose, it (i) sets individually-determined credit risk limits on the largest customers of Crédit Agricole S.A. and its subsidiaries, and (ii) authorises transactions on a case-by-case basis if these are liable to push the exposure of Crédit Agricole S.A. and its subsidiaries above a specified threshold or the subsidiary's exposure to a single counterparty above its delegation level (the latter being determined mainly in relation to its core capital). Finally, the National and International Risks Committee monitors provisions and the recording of losses, and supervises the monitoring of counterparty, market and country risks (*).

The **Standards and Methodology Committee**, set up in October 2000 and chaired by the Crédit Agricole S.A.'s Chief Operating Officer of Banking Risks, exists to (i) formulate guidelines for standards-setting and the definition of methodologies concerning counterparty, market and country risks, (ii) with respect to cases submitted to it, establish norms, benchmarks and methodologies for the conduct of Crédit Agricole S.A.'s investment banking and wholesale banking activities, and (iii) enforce the norms and methodologies applicable to the wholesale banking business.

Since its formation, the main cases dealt with by the Standards and Methodology Committee have concerned the measurement of counterparty risk on trading transactions, general measurement of interest rate risk, simulation of crisis scenarios, and internal scoring criteria for counterparties and transactions.

The Regional Banks' risk monitoring system

Responsibility is delegated to the heads of the Regional Banks: risks carried by the Regional Banks are decided, monitored and managed by the Regional Banks, which are liable for the cost of any losses occurring. Similarly, each of the Regional Banks is subject to bank regulations. Consequently, they are individually responsible for compliance with solvency ratios, rules on large exposures, and internal control rules.

Every quarter, the Central Banking Risks Division presents a set of indicators regarding the Regional Banks' credit risks to a committee chaired by the Deputy Chief Executive in charge of the Regional Banks.

In addition, information on the major corporate clients of the Regional Banks and Crédit Agricole S.A. and its subsidiaries is pooled in the form of half-yearly reportings to the Central Banking Risks Division, which centralises this information and then re-transmits it to the reporting entities.

(*) Crédit Agricole Lazard Financial Products is jointly-controlled by its two shareholders and is therefore overseen by a joint Risk Commission, on which the two shareholders are equally represented.

Finally, 50% of the major credit risks on corporate and local government counterparties taken on by the Regional Banks must be guaranteed by Foncaris, a wholly-owned banking subsidiary of Crédit Agricole S.A. Each Regional Bank is required to determine the threshold of eligibility for the cover of its commitments by Foncaris, valid for a period of six years. The upper limit to this threshold is 20% of the Regional Bank's capital. Optionally, it may be set at 10% or 5% of this capital, or at an absolute nominal amount, with a minimum threshold of EUR 12 million. Since 1 July 2001, the Regional Banks have also had the possibility of opting for a mechanism designed to attenuate the impact of these thresholds on the guarantee provided by Foncaris. The Regional Banks pay a contribution to Foncaris in return for its guarantee. This contribution is calculated by multiplying a base equal to the Regional Bank's outstandings plus a quarter of undrawn committed limits, by a contribution rate based on the quality of the counterparty (measured by its rating), guarantees provided, the duration of the loan, and the extent to which the risks are shared with other banks.

When Foncaris receives a guarantee application from a Regional Bank whose total exposure to a given counterparty or Group of related counterparties meets the eligibility criterion, the case is transmitted to the Central Banking Risks Division for review. The latter then submits a report to a committee with the power to decide on the case. In the event of default, the Regional Bank is indemnified for 50% of its residual loss, after application of sureties and after having exhausted all other avenues.

Modernisation of information systems at Crédit Agricole S.A. and its subsidiaries: the SIRIS project

In 1999, the CNCA Group embarked on its SIRIS (Risk Information System) project, intended to implement a new risk information system providing an integrated credit and market solution. Initially, the system was to be implemented at CNCA and Crédit Agricole Indosuez only, before subsequently being extended to the other Group subsidiaries and to the Regional Banks' large counterparty risks. The SIRIS project embodies a "star-shaped" risk information architecture centred on Crédit Agricole S.A. This will entail harmonisation of all benchmarks and criteria relating to third parties, products and risk categories, as well as data exchange standards (including format structures and implementing a homogeneous electronic data exchange (EDI) protocol between entities).

Counterparty risk

Definition

A counterparty risk occurs when a counterparty is unable to honour its obligations and when the list value of the latter in the bank's books is positive. The counterparty may be a bank, an industrial or commercial enterprise, a country, an investment fund, or a natural person.

The risk binding it to Crédit Agricole S.A. and its subsidiaries may be recognised in the balance sheet (in the form of a loan, debt security or deed of property), or off balance sheet (e.g. a performance exchange contract or performance bond). This risk also comprises the delivery-settlement risk inherent in any transaction entailing an exchange of cash or physical goods outside a secure settlement system.

Crédit Agricole S.A. and subsidiaries: counterparty risks

General features:

• the principle of a risk limit applies to all types of counterparty, whether business enterprises, banks, financial institutions, governmental or quasi-governmental entities. Furthermore, country-by-country ceilings apply to risk situations in respect of counterparties which are residents of, or controlled by residents of, non G10 and non-EEA countries. Such ceilings apply for all types of activities or transactions, taken in the aggregate. These "country-limits" are reviewed at least once each year or when requested on an ad hoc basis,

• internal rules on large exposures are put into place to ensure that limits on the principal counterparties of Crédit Agricole S.A. and its subsidiaries do not reach the regulatory threshold of 25% of consolidated capital,

• under a risk-sharing rule, Crédit Agricole S.A. and its subsidiaries may not hold an interest of more than 33% in the bank borrowings of a major counterparty or related Group of counterparties,

• a structured loan application review procedure: all lending decisions are made either by a decision-making committee or by an officer appointed for that purpose. Moreover, the risk measurement and monitoring system operates through a first- and second-level control system, together with a reporting procedure and regular communication of information to internal and external authorities,

• tracking exposures in breach of lending limits,

• individual monitoring of sensitive items, via early identification of problems, e.g. payment incidents or changes in the debtor's financial position, and quarterly tracking by special-purpose committees which develop suitable action plans to cover potential risks,

• periodic portfolio reviews of each operating unit, to identify situations where the risk has deteriorated, update the counterparty's rating, or revise management strategy,

• regular reports on the major exposures of Crédit Agricole S.A. and its subsidiaries, consolidated by sub-group by the Central Banking Risks Division, are communicated to the Chief Executive Officer and the Board of Directors of Crédit Agricole S.A. The scope of this report has been enlarged to include all cases where the consolidated limits are equal to or exceed EUR 350 million or the outstanding amount is more than EUR 200 million. Similarly, an annual review of risk limits for banks is presented to the Chief Executive Officer within the framework of the National and International Risks Committee.

Methodology used to measure counterparty risks in market transactions

Internal approach

Crédit Agricole S.A. and its subsidiaries apply the current risks method in measuring credit risks on off-balance sheet items (e.g. swaps and derivatives). Consequently, the basis used to assess the risk corresponds to the positive market value of the contract plus a coefficient applied to the nominal amount thereof. This add-on coefficient represents the potential credit risk of variation in the market value of the derivative over its remaining life. This add-on factor is determined according to the nature and residual life of the contract, based on statistical observation of fluctuations in the underlying assets.

This method, used by Crédit Agricole S.A. and its subsidiaries for internal management purposes, differs from the regulatory method.

Regulatory approach

The exposure of Crédit Agricole S.A. and its subsidiaries to counterparty risk on off-balance sheet instruments is also measured according to the regulatory method laid down for the calculation of European and international solvency ratios.

Collateral agreements

Crédit Agricole S.A.'s investment banking businesses (Crédit Agricole Indosuez and CAL FP) have recourse to collateralisation contracts with certain counterparties, in order to reduce their counterparty exposure on derivatives.

Internal rating methodology applied to corporate and institutional clients

Crédit Agricole S.A. and its subsidiaries apply a rating system for counterparties and transactions in the conduct of their business with corporate and institutional clients. Ratings are proposed by the client officer in charge of relations with the counterparty concerned, and are approved by the relevant risk management units. Responsibility for consistency of the rating methodology lies with the Central Banking Risks Division. The rating system combines financial and qualitative criteria. The rating system for corporate and institutional clients concerns 12 portfolios, namely: business enterprises, public bodies, banks, insurance companies, investment funds, real estate, shipping, aviation, project finance, acquisition finance, trading and securitisation. The rating scale comprised eight levels until the middle of 2001. It has since been expanded to comprise 15 levels, including one for loans in litigation. This new scale was definitively approved in December 2001 by the Standards and Methodology Committee, and it is planned to deploy it to Crédit Agricole S.A. and its subsidiaries starting in March 2002.

Ratings are reviewed at the time of the portfolios' annual assessment, and again when each case comes up for individual review. Sensitive business rated E+, E or E- (watch), F (in default) and Z (in litigation) in excess of EUR 25 million are also reviewed quarterly on an individual basis.

From an operational viewpoint, consequently, the rating system is designed to trigger a range of alert mechanisms, namely: identification of watch lists, decisions to classify loans as doubtful, and even to set aside specific reserves.

Monitoring major counterparty risks

Major risk monitoring involves reconciling outstanding lendings and overall commitment limits consolidated at the level of Crédit Agricole S.A. and its subsidiaries. These limits are recorded in a loan application compiled by the front office, then sent to the risk management unit of the entity concerned for scrutiny. These limits are then instituted with front office consent, after approval by the risk management unit concerned. Depending on the amount involved, the final decision rests with either the committees or individual delegates, as described above.

Limits for a given counterparty or related Group of counterparties (i.e. a Group of legally related French or non-French corporate entities, regardless of status or economic activity, such that it is possible to measure total exposure to the risk of default by the said Group resulting from that of one or more of its constituent entities) are set with reference to the consolidated capital of Crédit Agricole S.A. and its subsidiaries. The commitment ceiling comprises all lending by Crédit Agricole S.A. and its subsidiaries, together with corporate finance transactions, bond portfolios, off-balance sheet liabilities and trading counterparty risks. The said limits are recorded in each entity's internal information system. The most important limits are reported to the Central Banking Risks Division.

Bank counterparties are subject to annual review, and the ten largest bank counterparties in each operating entity are subject to quarterly reporting to the Central Banking Risks Division.

For non-bank counterparties, each entity is required to report its total lending by category of risk if the accumulated exposure to a single counterparty (or Group of related counterparties) exceeds the lower of 10% of Tier 1 capital or EUR 100 million, and, regardless of the foregoing, its ten largest exposures. Financial disclosure on major non-bank counterparties, i.e. those on which the aggregate limits of Crédit Agricole S.A. and its subsidiaries exceed EUR 350 million or on which loans outstanding by Crédit Agricole S.A. and its subsidiaries exceed EUR 200 million, is regularly updated. These exposures are reported quarterly to the National and International Risks Committee, and half-yearly to the Board of Directors of Crédit Agricole S.A. At 31 December 2001, total risks on these major counterparties outstanding on the balance sheet and off-balance sheet at

Crédit Agricole S.A. and its subsidiaries amounted to approximately EUR 42 billion. These figures concerned 98 Groups, risk exposure to the ten largest Groups totalling approximately EUR 13.5 billion.

Monitoring country risks

Country risk limits have been put in place for each country, and are revised either annually or on demand. Countries are rated via an internal system based on objective criteria, and in particular based on agency ratings and the size of the country's economy. Each Crédit Agricole S.A. subsidiary is responsible for setting its own limits within the framework of the risk strategy laid down by the National and International Risks Committee. Crédit Agricole S.A. and its subsidiaries' country risk limits and exposures are reported quarterly to the Central Banking Risks Division.

Monitoring the Regional Banks' major counterparty risks

These are monitored primarily via Crédit Agricole S.A. subsidiary Foncaris. At 31 December 2001, it guaranteed 50% of large exposures totaling EUR 5.75 billion held by the Regional Banks. Its commitments at that date totaled EUR 2.86 billion. Foncaris' ten largest exposures represented 33% of its total commitments. Nine out of these ten exposures concerned counterparties rated either A or B.

Rules on large exposures

Crédit Agricole S.A. and its subsidiaries seek to diversify their risks in order to limit their exposure to credit or counterparty risks in the event of default by a counterparty, sector of industry or country. They regularly monitor their total commitments (applying the methodologies described above, depending on type of exposure) by counterparty, transaction portfolio, economic sector, and country. Crédit Agricole S.A. and its subsidiaries have modified their accounting information systems to comply with the joint recommendations of the French Commission Bancaire and Commission des Opérations de Bourse on financial disclosure with respect to credit risks, published in February 2000. The analysis by "accounting" sector as laid down in the recommendation is presented in the notes to the financial statements.

Breakdown of risk by business sector

The table below analyses gross credit outstandings of Crédit Agricole S.A. and its subsidiaries at the dates shown.

Breakdown of Crédit Agricole S.A. and subsidiaries' credit outstandings, consolidated by business sector

	31 December 2001	
	In millions of euros	In % of total
Financial activities (insurance and financial services)	5,781	7.3
Private individuals	11,074	14.0
Leasing	6,674	8.4
Central and local government	9,676	12.2
Transportation (including aircraft leasing)	6,473	8.2
Trade, retailing	2,122	2.7
Energy	3,906	4.9
Real estate (real estate cos., developers)	1,578	2.0
Agri-food industries	749	0.9
Construction, public works	1,052	1.3
Communications and media	1,231	1.6
Chemicals and pharmaceuticals	1,132	1.4
Other industries (steel, metallurgy)	1,260	1.6
Vehicle and transportation equipment manufacturing	720	0.9
Electronic and electrical manufacturing	823	1.0
Aviation and space (excl. aircraft leasing)	842	1.1
Commodities trading	864	1.1
Other activities and aggregated data	22,080	27.8
Sub-total	**78,037**	**98.4**
Accrued income	1,262	1.6
Total gross credit outstandings	**79,299**	**100.0**

Economic sectors refer to aggregated sectors designated by the French APE[1] code or equivalent foreign classifications. Analysed credit outstandings are presented gross of guarantees and reserves.

Limits are set for each economic sector in light of cyclical factors, depending on whether the risk profile is concentrated or deteriorating, e.g. the telecommunications sector (including equipment suppliers).
A large proportion of aircraft financings are secured by export credit guarantees, and most net exposures are collateralised by mortgages on the aircraft concerned. Total net exposure of Crédit Agricole Indosuez to this sector at 31 December 2001 is approximately EUR 1.1 billion.

(1) The APE code is attributed by INSEE (French statistical bureau) based on each company's main line of business.

Breakdown of risks by type of customer

Breakdown by type of customer of **Crédit Agricole S.A. and subsidiaries'** gross doubtful loans outstanding and provisions for customer transactions including leasing transactions.

(In millions of euros)	31 December 2001 Gross credit outstanding	Doubtful loans outstanding	Provisions
Private individuals	13,000	1,095	718
Farmers	706	53	48
Other professionals	577	48	34
Finance companies	8,811	534	442
Business enterprises	32,812	1,368	625
Local authorities	11,426	88	31
Others	5,293	1,229	962
Leasing	6,674	235	189
Total outstanding	**79,299**	**4,650**	**3,049**

Breakdown by type of customer of **Crédit Agricole Group** gross doubtful loans outstanding and provisions for customer transactions including leasing transactions.

(In millions of euros)	31 December 2001 Gross credit outstanding	Doubtful loans outstanding	Provisions
Private individuals	92,472	3,116	2,022
Farmers	31,653	1,917	1,172
Other professionals	30,546	2,265	1,535
Finance companies	8,820	536	444
Business enterprises	72,216	4,178	2,694
Local authorities	28,647	127	44
Others	6,978	1,286	1,018
Leasing	6,855	247	201
Total outstanding	**278,187**	**13,672**	**9,130**

Geographic breakdown of risks

Geographic breakdown of **Crédit Agricole S.A. and subsidiaries'** gross doubtful loans outstanding and provisions for customer transactions including leasing transactions.

	31 December 2001		
(In millions of euros)	Gross credit outstanding	Doubtful loans outstanding	Provisions
France (including overseas departments and territories	29,402	1,159	804
Other European Economic Area (EEA) countries	12,777	276	154
Rest of Europe	4,825	665	556
North America	4,671	563	290
Central and South America	7,409	607	369
Africa and the Middle East	5,839	789	539
Asia and Pacific (excluding Japan)	6,118	583	337
Japan	8,258	8	0
Total outstanding	**79,299**	**4,650**	**3,049**

Geographic breakdown of **Crédit Agricole Group** gross doubtful loans outstanding and provisions for customer transactions including leasing transactions.

	31 December 2001		
(In millions of euros)	Gross credit outstanding	Doubtful loans outstanding	Provisions
France (including overseas departments and territories)	226,912	10,155	6,885
Other European Economic Area (EEA) countries	13,683	295	154
Rest of Europe	5,206	668	556
North America	4,704	563	290
Central and South America	7,416	607	369
Africa and the Middle East	5,878	792	539
Asia and Pacific (excluding Japan)	6,130	584	337
Japan	8,258	8	0
Total outstanding	**278,187**	**13,672**	**9,130**

Crédit Agricole S.A. and its subsidiaries' lending to the Regional Banks

(in millions of euros)	31 December 2001						
	Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total principal	Accrued interest	Total
Crédit Agricole internal transactions							
Current accounts	2,204				2,204	5	2,209
Advances and time deposits	16,138	26,957	48,393	47,631	139,119	105	139,224
Subordinated loans		23	224	23	270		270
Total	**18,342**	**26,980**	**48,617**	**47,654**	**141,593**	**110**	**141,703**
Reserves							**(73)**
Net balance sheet value							**141,630**

Provisioning and loan recovery

Provisions are set aside either when incidents occur or preventively, in the course of loan book review procedures. Loans are downgraded to doubtful status when payments are in arrears of over 3 months; these rules also apply for all loans, performing or otherwise, whose full or partial recovery in full is sufficiently uncertain to require setting up a provision.

Provisions are set aside on all doubtful loans after review of the counterparty's assets and liabilities, on a case-by-case basis, together with guarantees given to the bank, as well as in light of various possible future scenarios (including liquidation or continuation of business accompanied by restructuring).

In addition, country-risk provisions are set aside after analysis of the types of transaction concerned, the residual life of commitments, their category (loans, securities, or trading products), and the creditworthiness of the country.

The loan recovery function is decentralised to operating units, with each entity being responsible for recovering its own loans. Under the current organisation, the procedure is run by a specialised unit in order to disconnect this function from the originating unit responsible for the business relationship. When more than one Crédit Agricole S.A. subsidiary has an interest in a loan, the lead entity takes responsibility for managing recovery procedures, in consultation with the other subsidiaries concerned. When a Regional Bank is involved, legal counsel from Crédit Agricole S.A. and its subsidiary Foncaris generally act in conjunction with the lead entity concerned to coordinate loan recovery proceedings.

Crédit Agricole S.A. Group total doubtful loans to customers and leasing transactions

(In millions of euros)	31 December 2001	31 December 2000	31 December 1999
Gross customer outstandings (including leasing transactions)	79,299	72,172	57,031
Doubtful loans	4,650	4,236	4,042
Reserves	3,049	3,035	2,797
Ratio of doubtful loans to gross outstandings	5.9%	5.9%	7.1%
Ratio of reserves to doubtful loans	65.6%	71.6%	69.2%

Crédit Agricole Group total doubtful loans to customers and leasing transactions

(In millions of euros)	31 December 2001	31 December 2000	31 December 1999
Gross customer outstandings (including leasing transactions)	278,187	262,991	241,186
Doubtful loans	13,672	13,468	14,117
Reserves	9,130	9,219	9,617
Ratio of doubtful loans to gross outstandings	4.9%	5.1%	5.9%
Ratio of reserves to doubtful loans	66.8%	68.5%	68.1%

Market risk

The prime source of market risks within this perimeter concerns arbitrage activities and the taking of directional positions by Crédit Agricole S.A. Group trading desks. Investing activities by certain finance departments, generally backed by surplus capital, represent a second source of risk. The most significant portion of these risks lies with the securities trading portfolios, which are carried in the balance sheet. In practice, market risks entail a risk of variation in one or more vectors, e.g.: interest rates, securities representing ownership of physical assets, exchange rate parities, a yield-linked premium paid on bond issues, commodity or bullion prices, price volatility, and so forth. Market risk is managed among others by anticipating an instantaneous variation in the value of a portfolio resulting from the above risks, but to the exclusion of other types of risk such as credit or portfolio risk. Portfolios whose value cannot be measured instantaneously are not included in the calculation base. This notably concerns investment portfolios and structural interest rate and exchange rate risks. Crédit Agricole S.A. Group has developed an array of methodologies for identifying and measuring risk in order to manage its market risk exposure. It has done so by setting ceilings on risks for each entity and each source risk, and by instituting a monitoring system to enforce compliance with all relevant rules.

Procedures for accepting and monitoring capital market risks

Crédit Agricole S.A. Group manages its market risks through a multi-tier system, comprising:

- the Central Banking Risks Division, which exercises overall control over trading risks for Crédit Agricole S.A. Group, with responsibility for alerting and informing the general management as necessary;
- the Central Banking Risks Division works through the risk management Risk Division inside each Group operating entity, the latter being responsible for exercising first level control over market risks;
- For entities that are sufficiently large, e.g. Crédit Agricole Indosuez, the Central Banking Risks Division operates through decentralised risk control teams.

Crédit Agricole S.A. has established global market risk limits in each of its entities. These limits are revised annually by risk factor (interest rate, equity price, exchange rate, commodity prices) and, where appropriate, by product line or geographic zone. These are expressed either in terms of value at risk (VAR) according to a specified confidence interval, or else in terms of position indicators (e.g. sensitivity or nominal amounts) or other indicators deemed to be relevant. Any change in the method of calculating an indicator used to set limits entails a change in the said limits. In addition, a stop-loss limit is also set. This is expressed as a percentage of the budgeted gain (net banking income or gross operating income).

In a typical instance, a limit request is considered in the first place by the trading activities front office in the subsidiary concerned. The request is then reviewed by the subsidiary's risk management unit, which then passes it on, with a formal opinion stating full reasons, to the relevant decision-making body and to the Central Banking Risks Division. The entity's decision-making body then submits a recommendation to the National and International Risks Committee. When a Crédit Agricole S.A. department is concerned, the limit request is transmitted to the Central Banking Risks Division, which issues a formal opinion stating reasons for submission to the Chairman and Vice-Chairman of the National and International Risks Committee. The request is submitted by the head of market risks in the entity concerned.

Primary responsibility for monitoring global limits lies with each entity carrying market risks, regardless of whether this is a subsidiary, an affiliate with subsidiary status, or an operating division of Crédit Agricole S.A. The three-tier control system comprises front office, back office, and a specialised market risks control unit. Centralised monitoring is provided via reports transmitted by each individual entity's risk control unit. These reports are submitted to the Central Banking Risks Division, which processes the data to produce historical time series, aggregations, analyses, etc. The results are then communicated to the general management of Crédit Agricole S.A. in a quarterly presentation to the National and International Risks Committee. This committee reviews the overall market risk position, utilisation of limits, significant past and current breaches of limits, and the analysis of net banking income with respect to risks incurred. The Central Banking Risks Division performs a similar task via the report on internal controls. This report is communicated to the Group's Internal Control Department, which in turn reports half-yearly to the Board of Directors of Crédit Agricole S.A.

In addition, an array of alert procedures has been put in place. These are triggered, notably, when 80% of a specific limit has been reached or when an identical threshold of a global stop-loss limit or global VAR limit has been breached. Each entity's trading risks control unit is also required to notify the Central Banking Risks Division at the earliest opportunity whenever a major event concerning the utilisation of limits or market developments has been identified.

Market risk measurement methodology

An operational measurement based on position indicators

Interest rate and currency risks are measured in the first place by position indicators. Interest rate risk is broken down into its main components. Specific calculations are applied to directional risk (arising from a parallel translation of the yield curve), to yield curve distortion risk, and to the risk of interest rate differentials arising between different instruments. With respect to currency risk, firm positions are expressed on the basis of a net nominal amount for each currency.

Global measurement of VAR (standard risk)

Interest rate and currency risks are further analysed using VAR techniques. This procedure uses a statistical approach to market behavior and correlation factors actually observed in various markets based on historical data covering over a period of approximately five years. Crédit Agricole S.A. Group applies a confidence interval of over 99% and a 10-day time frame. This model is back-tested by daily comparisons of daily results with the theoretical value at risk the previous day, in order to confirm the suitability of the methods used to measure market risks. This approach is backed up by the use of "stress scenarios" to simulate extreme market conditions and historically-observed crisis situations.

Additionally, "worst-case scenarios" are applied to derivatives and bond positions, i.e.:

- risks on interest rate and currency option portfolios are managed via models incorporating a range of scenarios implying adverse trends in the price of the underlying assets and volatilities. These risks are measured by means of "worst-case scenarios" based on the same confidence interval as described above. A system to monitor the currency options book based on historical VAR was introduced in 2001;
- risks relating to equity and derivative portfolios are measured by means of a VAR derived from adverse price scenarios relating to the underlying assets and volatilities over appropriate time frames

for the liquidity of each market. The selected approach measures the "general" risk reflecting market price trends together with a measurement of "individual" risk arising in connection with trends in the share price of companies considered individually;

- the risk of change in issuer spreads, or in the profit margin on an individual debt security affects the bond positions recorded in trading books and in the credit derivatives book. This risk is measured via a potential loss approach based on historical spread variations for each issuer rating notch. Here again, change scenarios have been defined over a 10-day time frame, with a 99% confidence interval. These cover general risk (i.e. a general market trend with regard to spreads), and individual risk (a change in the spread on an individual issuer). This method was refined in 2001;

- commodity risks are evaluated on an overall value at risk basis corresponding to a worst-case value at risk scenario by commodity family. This scenario considers fluctuations in the price of three standard deviations and volatility assumptions according to maturity date. This method is supplemented by measuring the risk of mismatch between underlying assets and maturity dates.

Crédit Agricole S.A. Group market risks exposures

The table below presents the exposure of Crédit Agricole S.A. Group to market risks at 31 December 2001. Each aggregate represents VAR for an individual source of risk calculated as per the methods described above.

Each value is derived by simple summation of the indicators communicated by each consolidated entity, ignoring any possible mismatch between entities for each source of risk.

Trading activities (In millions of euros)	1 January - 31 December 2001			31 December 2001
	Minimum	Maximum	Mean	
Interest rate risk – firm positions	30.6	64.5	42.5	48.1
Interest rate option risk	12.8	27.0	20.1	17.4
Issuer spread risk	73.5	105.5	92.1	75.4
Currency risk – firm positions	2.3	6.9	4.0	2.7
Currency options risk	1.1	9.5	6.3	1.1
Equity and related derivatives risk	24.2	54.1	39.2	46.5
Commodity risk	2.0	4.5	2.9	3.0
Structured finance risk	6.6	22.4	11.2	9.8

Operational risks

Like all banks, Crédit Agricole S.A. and its subsidiaries face a range of operational risks liable to affect the quality of their service to customers, their earnings, or their financial condition. The various types of operational risk arise in connection with transactions processing, information systems and changes in the legal, tax, contractual, regulatory or other aspects of the operating environment of Crédit Agricole S.A. and its subsidiaries.

A handful of pilot units are currently experimenting with a methodology for dealing with these risks that seeks in particular:

• to apprehend each activity's risk profile more accurately (via risk mapping, tracking indicators, reporting of incidents and losses resulting from the occurrence of these risks), and to make due allowance for this in the decision-making process,

• to improve and coordinate existing risk management procedures (for the detection, prevention, reduction and financing of risks),

• and to satisfy the demands of the French regulator (the Commission Bancaire) and the Basle Committee.

Insurance against issuer risk

It is the general policy of Crédit Agricole S.A. to transfer its operational risks to the insurance market. The proportion of self-insured risk is very low relative to its capital.

A Group insurance programme has been put in place with all Crédit Agricole S.A. entities guaranteeing the personal and property risks of employees, directors and officers. This programme is placed exclusively with very highly-rated international insurance companies.

> Structural financial risks

Financial risks are consolidated and managed by the Crédit Agricole S.A. Group: these risks are located both at the level of Crédit Agricole S.A. parent company, by virtue of its role in the structure of financial relations with the Regional Banks, and at the level of its subsidiaries.

In order to manage its financial ratios optimally, most financial risks are concentrated on Crédit Agricole S.A. via a system of interest rate and liquidity matching.

Consequently, Crédit Agricole is a very coherent Group from a financial viewpoint, with limited dissemination of financial risks.

Under the chairmanship of the Chief Executive Officer, Crédit Agricole's Assets and Liabilities Committee reviews the following on a quarterly basis:

- global interest rate management policy, setting risk limits for the Group and for the subsidiaries. It also guides business policy so as to match the duration and interest rate characteristics of the Group's deposits and lending effectively,
- short and medium-term funding policy in line with changes in liquidity risks,
- changes in lending to subsidiaries,
- structural and operational exchange rate positions and changes in those positions.

Global interest rate risk

Shifts in interest rates entail an interest rate risk for entities carrying a fixed or variable-rate receivable or debt. For balance sheet and off-balance sheet items, differences in duration and type of interest-rate are identified in the form of maturity mismatch schedules.

The methods used to calculate these mismatches are analysed to ensure data are comparable and that they are aggregated at Group level.

The limits put in place at Group level and for each subsidiary set caps on these mismatches and hence on the resulting global interest rate risk.

Deposits taken by all of the Regional Banks, with the exception of demand and time deposits, are recorded on the liabilities side of Crédit Agricole S.A.'s balance sheet. Through "mirror advances", 33.33% (50% since 31 December 2001) is made available to the Regional Banks. Crédit Agricole S.A. uses the remainder to fund 66.67% (50% since 31 December 2001) of the Regional Banks' medium and long-term lending (advances on deposits). Crédit Agricole S.A. utilises balance sheet instruments such as bonds, etc., and off-balance sheet instruments such as interest-rate swaps, to cover the resulting interest rate risks.

Due to the nature of their businesses, certain subsidiaries such as CAI, Sofinco and Ucabail incur a global interest rate risk, which requires the setting of limits. Their positions are periodically consolidated at Crédit Agricole S.A. level and are presented to the Assets and Liabilities Committee.

Liquidity risk

Like all credit institutions, the Crédit Agricole S.A. and its subsidiaries are at risk of lacking sufficient funds to honor their commitments at the due date. This risk may materialise, for example, in the event of massive withdrawals from customer passbook accounts, or a crisis of confidence or general shortage of liquidity in the market. Liquidity risk is managed by:
- measuring this risk by analysing amortisation of the bank's funding and lending in light of their contractual or modeled repayment schedules, in order to identify amounts payable across a range of maturity dates, which vary over time,
- and matching the shortest-term resources to liquid assets.

Crédit Agricole S.A. manages global liquidity for the Crédit Agricole Group as a whole via the latter's internal financial organisation, i.e.:

• 50% of the Regional Banks' medium and long-term lending are funded by advances from Crédit Agricole S.A., while Crédit Agricole S.A. centralises medium and long-term savings. The Regional Banks thus incur no liquidity risk on the portion of the savings-advance mechanism managed by Crédit Agricole S.A;

• funding surpluses and shortfalls arising from the Regional Banks' money market transactions are transferred to the books of Crédit Agricole S.A., which manages the resulting liquidity risk.

Similarly, Crédit Agricole S.A. matches the Group subsidiaries' liquidity requirements. Crédit Agricole S.A.'s commitments to its subsidiaries in this respect are formalised in refinancing agreements.

This system allows Crédit Agricole S.A. to manage its liquidity risk and comply with the prudential rules on liquidity. The liquidity ratio corresponds to the ratio between cash and short-term assets on the one hand, and short-term liabilities on the other. This is calculated on a monthly basis, the minimum threshold being 100%. At 31 December 2001, Crédit Agricole S.A.'s liquidity ratio was 121% (versus 142% at 30 June 2001).

Crédit Agricole S.A. completes its long-term funding requirements via its Euro Medium Term Notes (EMTN) program, issuing EUR 1.7 billion in 2001. In addition, the European Investment Bank (EIB) provides long-term funding to finance Group lending eligible under that institution's criteria. In 2001 the Group received a EUR 200 million loan from the EIB, enabling it to fund small-to-mid-sized local government infrastructure projects on improved terms.

Currency risk

Given the financial structure of the Crédit Agricole Group, the Regional Banks match their foreign currency assets and liabilities through Crédit Agricole S.A., thus immunizing themselves from currency risk.

Crédit Agricole Indosuez takes operational foreign exchange positions in its currency trading activities. The limits on these positions are set and controlled by the Central Banking Risks Division of Crédit Agricole S.A. The capital requirement of Crédit Agricole Indosuez in respect of its operational currency risk amounted to EUR 56 million at 31 December 2001 (versus EUR 35 million one year earlier).

The capital requirement at the level of Crédit Agricole S.A. totalled EUR 75 million at 31 December 2001, compared with EUR 70 million the previous year. Overall, Crédit Agricole S.A. consolidates all currency positions generated by the various activities of the Crédit Agricole Group and manages the resulting net position.

Moreover, Crédit Agricole S.A. and Crédit Agricole Indosuez carry the bulk of the structural currency risk arising from foreign affiliates or the capital funds allocated to foreign branches. The prudential structural foreign exchange exposure of the Crédit Agricole S.A. Group at 31 December 2001 was EUR 1.8 billion (compared with EUR 2.49 billion at 31 December 2000). The downside risk in the euro parity versus the currencies in which investments in subsidiaries and affiliated companies are denominated, is to a large extent concentrated:

• on Crédit Agricole Indosuez's dollar position (EUR 0.74 billion),
• the balance (EUR 1.06 billion) is spread across thirty or so currencies, more than half concerning BRL, i.e.: 0.30; CHF: 0.07; 0.05 on the GBP, SAR and LBN most notably.

Crédit Agricole S.A.

Pro forma consolidated financial statements

Contents

Crédit Agricole S.A. pro forma consolidated balance sheets

Assets

(In millions of euros)	Notes	31/12/2001	31/12/2000	31/12/1999
Cash, money market and interbank items		**92,048**	**98,883**	**107,161**
Cash, due from central banks and French postal system		3,660	2,987	4,101
Treasury bills and similar items	3 and 3.1	25,121	28,428	35,699
Due from banks		63,267	67,468	67,361
Crédit Agricole internal transactions		**141,630**	**146,980**	**144,241**
Customer-related items		**69,765**	**63,267**	**53,111**
Lease financing		**6,486**	**5,930**	**5,068**
Securities		**58,629**	**54,273**	**51,328**
Bonds and other fixed-income securities	3 and 3.1	36,349	29,326	27,241
Shares and other variable-income securities	3 and 3.1	22,280	24,947	24,087
Insurance companies' investments	28.1	**79,390**	**72,085**	**63,395**
Re-insurers' share in technical reserves	28.2	**101**	**91**	**172**
Investments, bank premises and equipment		**15,978**	**14,903**	**14,328**
Investments, including investments in unconsolidated subsidiaries and other long-term equity investments	5	3,589	3,982	4,616
Investments in equity affiliates	4	10,702	9,247	8,088
Intangible assets, bank premises and equipment	5	1,687	1,674	1,624
Goodwill	7	**1,928**	**1,492**	**833**
Other assets, sundry accounts and prepaid expenses		**28,491**	**29,013**	**30,701**
Other assets		16,755	18,105	20,447
Other assets related to insurance activities		532	422	237
Sundry accounts and prepaid expenses		11,204	10,486	10,017
Total assets		**494,446**	**486,917**	**470,338**

Liabilities and shareholders' equity

(In millions of euros)	Notes	31/12/2001	31/12/2000	31/12/1999
Money market and interbank items		70,305	76,564	75,773
Due to central banks and current accounts with French postal system		21	13	114
Due to banks		70,284	76,551	75,659
Crédit Agricole internal transactions		24,053	27,050	28,674
Customer-related items		200,681	191,535	193,944
Special savings schemes		138,221	136,887	139,484
Other accounts		62,460	54,648	54,460
Debts represented by a security	8	57,562	55,642	43,918
Insurance companies' technical reserves	28.2	77,687	70,814	62,341
Other liabilities, sundry accounts and unearned income		34,153	36,021	40,138
Other liabilities		21,347	24,076	28,756
Other liabilities related to insurance activities		377	313	252
Sundry accounts and unearned income		12,429	11,632	11,130
Reserves and subordinated debt		12,831	12,275	10,928
General reserves for expenses and losses	9	3,257	3,021	2,776
Subordinated debt	11	9,574	9,254	8,152
Fund for General Banking Risks	10	1,716	2,583	2,438
Minority interests	12	689	938	1,342
Consolidated shareholders' equity	12	14,769	13,495	10,842
Share capital		2,911	2,426	2,184
Additional paid-in capital		6,516	6,529	5,313
Government investment grants		112	84	90
Consolidated reserves and retained earnings		3,762	3,065	2,135
Net income for the year		1,468	1,391	1,120
Total liabilities and shareholders' equity		494,446	486,917	470,338

Crédit Agricole S.A. pro forma consolidated statements of off-balance sheet commitments

(in millions of euros)	31/12/2001	31/12/2000	31/12/1999
Guarantees and commitments given	**71,321**	**75,516**	**67,923**
Financing commitments given	**38,976**	**38,981**	**36,040**
Financing commitments to banks and credit institutions	2,876	2,318	2,769
Commitments to Crédit Agricole entities	1,337	1,740	2,713
Commitments in favour of customers	34,763	34,923	30,558
Guarantees given	**29,091**	**31,317**	**28,852**
Guarantees to banks and credit institutions	8,079	10,402	11,357
Guarantees to Crédit Agricole entities	26	2,702	2,125
Guarantees and commitments in favour of customers	20,986	18,213	15,370
Guarantees given relating to insurance activities	**833**	**1,042**	**978**
Commitments on securities	**2,421**	**4,176**	**2,053**
Securities acquired with purchase or redemption option	6	7	4
Other commitments	2,415	4,169	2,049

(in millions of euros)	31/12/2001	31/12/2000	31/12/1999
Guarantees and commitments received	**35,114**	**35,556**	**26,004**
Financing commitments received	**4,682**	**4,435**	**3,195**
Financing commitments from banks and credit institutions	1,160	2,928	938
Financing commitments from Crédit Agricole entities	3,025	1,507	2,237
Commitments from customers	497		20
Guarantees received	**17,561**	**16,263**	**15,439**
Guarantees from banks and credit institutions	2,850	2,625	3,428
Guarantees from Crédit Agricole entities	6	9	18
Guarantees from customers	14,705	13,629	11,993
Guarantees received relating to insurance activities	**9,385**	**9,332**	**5,364**
Commitments received on securities	**3,486**	**5,526**	**2,006**
Securities sold under repurchase agreements		7	
Other commitments received	3,486	5,519	2,006

Crédit Agricole S.A. pro forma consolidated statements of income

(In millions of euros)	Notes	31/12/2001	31/12/2000*	31/12/1999*
Net interest income				
Interest receivable and similar income	15 and 16	24,152	22,362	20,946
Interest payable and similar expense	15 and 16	(23,110)	(21,762)	(18,739)
Income from variable-income securities	16	215	210	124
Net commission and fee income	17 and 18	396	383	(26)
Net income from financial transactions				
Net income (loss) from trading transactions	19	2,444	2,161	1,737
Net gains from transactions on available-for-sale securities	20	812	1,263	318
Other net banking income		203	372	261
Gross margin on insurance activities	28.3	1,196	733	861
Net income from other activities		6	2	4
Net banking income		6,314	5,724	5,486
Operating expenses	21	(4,042)	(3,654)	(3,216)
Personnel costs	21.1 and 21.2	(2,278)	(2,136)	(1,898)
Other operating expenses	21.3	(1,764)	(1,518)	(1,318)
Depreciation and amortisation		(309)	(243)	(244)
Gross operating income		1,963	1,827	2,026
Risk-related costs	22	(371)	(692)	(847)
Net operating income		1,592	1,135	1,179
Share of net income (losses) of equity affiliates	25	704	503	725
Net income (loss) on fixed assets	23	31	309	206
Net ordinary income (before tax)		2,327	1,947	2,110
Net extraordinary items	26	333	(219)	(341)
Corporate income tax	24	(761)	52	(587)
Amortisation of goodwill		(297)	(205)	(152)
Net allocation to the Fund for General Banking Risks		(44)	(143)	131
Net income before minority interests		1,558	1,432	1,161
Minority interests		90	41	41
Consolidated net income		1,468	1,391	1,120

In 2001, Crédit Agricole S.A. applied CRC Regulation 2000-04 in full concerning the presentation of the summary consolidated financial statements. Items concerning reserves for interest in doubtful loans or loans in litigation are thus now included in "interest receivable and similar income," instead of in "risk-related costs" as previously. Moreover, "other sundry operating income" has been transferred from "net banking income" to "other operating expenses". The 2000 financial statements have been restated accordingly. Restated 1999 data reflect the new rules on consolidation (CRC Regulation 99-07 applied as of January 1, 2000).

> Note 1
Accounting principles and methods, and rules for the preparation of the pro forma consolidated financial statements

As a general rule, the accounting principles and methods used to prepare the pro forma consolidated financial statements are identical with those used to prepare the consolidated financial statements of Crédit Agricole S.A. at 31 December 2001.

Pro forma consolidated financial statements for the financial years ended 31 December 1999, 2000 and 2001 have been prepared in order to reflect the company's assets and the constituents of earnings on the assumption that the restructuring operations connected with the stock market flotation of Crédit Agricole S.A. had actually taken place on 31 December 1998.

In the pro forma consolidated financial statements, the contributions to Crédit Agricole S.A. of the Regional Banks' interests in the capital of the seven "transferred" subsidiaries (BFT, Crédit Agricole Asset Management, Crédit Agricole Indosuez Cheuvreux, Pacifica, Predica, Crédit Agricole Indosuez Cheuvreux Gestions and Sofinco) together with the purchases by Crédit Agricole S.A. of equity interests in the Regional Banks (with the exception of the Regional Bank of Corsica) are considered to have taken place on 31 December 1998, with the exception of the Regional Banks' interest in Sofinco. Crédit Agricole S.A. acquired a 70% interest (i.e. including the interest held by the Regional Banks in 1999) in Sofinco in January 1999, and Sofinco is therefore fully consolidated in the pro forma financial statements with effect from 1 January 1999.

Shareholdings in "transferred" subsidiaries held jointly by Crédit Agricole S.A. and the Regional Banks are repurchased on the basis of their consolidated equity in the Crédit Agricole Group at that date.

The Regional Banks, their direct subsidiaries, and specialised subsidiaries, are consolidated according to the real interest held in them by Crédit Agricole S.A. at 31 December 2001.

Goodwill arising on the Regional Banks and their subsidiaries is recognised at 1 January 1999 and amortised from that date.

Other companies consolidated for the first time subsequent to 1 January 1999 are included in the pro forma consolidated financial statements as from the respective dates at which they were consolidated for the first time in the published consolidated financial statements of the Crédit Agricole S.A. Group.

Companies disposed of by the Crédit Agricole S.A. Group or deconsolidated in 1999 and 2000 have been excluded from the scope of consolidation in the pro forma consolidated financial statements with effect from 1 January 1999.

In calculating its contribution to pro forma consolidated income for financial year 2001, the net income of the Regional Banks does not include capital gains (net of expenses and taxes) arising from the disposal of Crédit Agricole S.A. shares nor exceptional charges arising in connection with the initial public offering.

The table below summarises the most significant first-time consolidations in the last two financial years, together with the date from which the companies are included in the pro forma consolidated financial statements and their value at that date.

Financial year (in millions of euros)	Significant first-time consolidations	Value at date of first-time consolidation	Remarks
1999	Regional Banks and subsidiaries	6,567	Equity value of Regional Banks and their subsidiaries
	Predica,	1,089	Percentage difference
	Pacifica	34	Percentage difference and transition from equity method to full consolidation
	CAIC/CAICG Group	128	Percentage difference
	BFT Group	38	Percentage difference
	CA Asset Management Group	248	Percentage difference
	Sofinco Group	916	Acquisition of 70% interest
	Banco Bisel	97	Transition from equity method (30%) to full consolidation (61.6%)
2000	Sofinco Group	470	Acquisition of the remaining 30%
	Banco Bisel	80	Fully-consolidated (69.9%) with Banco Bersa et Banco Suquia accounted for by the equity method
	Banque CAI (Suisse) SA	104	
	CPR	407	Interest increased from 29.7% to 88.5%

The total purchase cost of Crédit Agricole S.A.'s equity interests in the Regional Banks was EUR 6.57 billion. This sum was financed by EUR 3.5 billion in redeemable subordinated notes raised over a period of time from the beginning of 2001, and EUR 0.22 billion by the rights issue reserved for employees. The balance is considered to have been financed by 10-year treasury swaps. The aggregate cost of funds works out to 4.91%.

As a general rule, changes in accounting methods made in the pro forma financial statements were introduced at the same dates as in the published financial statements, with the exception of full consolidation of the insurance companies, which is retroactive to 1 January 1999.

In the published consolidated financial statements, Predica's life assurance activities are fully-consolidated (and no longer accounted for by the equity method) as from 1 January 2000. In the pro forma consolidated financial statements, this consolidation method has been applied to Predica and to Pacifica (the property and casualty insurance subsidiary) retroactively to 1999, in order to apply the identical method to the one used by Crédit Agricole S.A. subsequent to its stock market flotation.

In the pro forma financial statements for 2000, net banking income includes provisions for interest on doubtful loans and loans in litigation, whereas it does not do so in the published financial statements at that date. The published financial statements at 31 December 2001 contain a comparison with financial year 2000 restated in accordance with this new presentation.

> Note 2 - Crédit Agricole S.A. pro forma scope of consolidation

At 31 December		Location	Consolidation method 2001	Control % 2001	Control % 2000	Control % 1999	Ownership % 2001	Ownership % 2000	Ownership % 1999
Credit and financial institutions									
Agos Itafinco (ex-Agos)		Italy	Full	70.0	70.0	70.0	74.5	74.1	61.9
Al Bank Al Saudi Al Fransi - BSF		Saudi Arabia	Equity	31.1	31.1	31.1	31.1	31.1	31.1
Alsolia	In	France	Equity	34.0			33.9		
Altra Banque (ex-UI Banque)		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
Banco Acac		Uruguay	Full*	64.4	30.0	30.0	49.6	30.0	30.0
Banco Bisel	(1)	Argentina	Full	69.9	69.9	61.6	69.9	69.9	61.6
Banco del Desarrollo	In	Chili	Equity	23.4			23.4		
Bankoa	In	France	Equity	29.7	29.7	29.7	28.1	28.1	28.1
Banque CAI Suisse	(e)	Switzerland	Equity		100.0			100.0	
Banque Chalus	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Banque Française de l'Orient		France	Full	100.0	100.0	40.0	99.3	99.3	46.6
Banque Libano-Française SAL		Lebanon	Full	51.0	51.0	51.0	51.0	51.0	50.9
Beneficial Bank		Germany	Full	100.0	100.0	100.0	99.8	99.8	70.0
BES (Banco Espirito Santo)	(b)	Portugal	Equity	8.8	9.2	6.1	22.3	22.3	19.1
BFC Antilles Guyane		France	Full	100.0	100.0	100.0	99.6	99.6	99.6
BFT (Banque de Financement et de Trésorerie)		France	Full	95.8	96.6	97.5	95.8	96.6	97.5
BFT Gestion		France	Full	100.0	100.0	100.0	95.8	96.6	97.5
BGP Indosuez		France	Full	99.9	99.9	99.9	99.9	99.9	99.9
CA Asset Management Hong Kong Ltd (ex-Indocam Hong Kong Ltd)		China	Full	100.0	100.0	100.0	99.7	99.7	100.0
CA Asset Management Italia SpA (ex-Fidagest SGR SpA)		Italy	Full	100.0	100.0		99.9	100.0	
CA Asset Management Japan Ltd (ex-Indocam Japan Ltd)		Japan	Full	100.0	75.0	75.0	99.7	75.0	75.0
CA Asset Management Singapore Ltd (ex-Indocam Singapore Ltd)		Singapore	Full	100.0	100.0	100.0	99.7	99.7	100.0
CA Asset Management US Advisory Services (ex-IIIS)		France	Full	100.0	99.9	99.9	99.7	99.7	99.9
CNCA Securities		Jersey	Full	99.9	99.9	99.9	99.9	99.9	99.9
CA Asset Management Ltd (ex-Premium)		United Kingdom	Full	100.0	100.0		99.7	99.7	
CA do Brasil	Out	Brazil	Full		100.0	100.0		100.0	100.0
CA Merchant Bank Asia Ltd (ex-CAI Merchant Bank Singapore)		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Australia Ltd		Australia	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Turk Bank AS		Turkey	Full	100.0	99.9	99.9	100.0	99.9	99.9
Caisse Régionale Alpes-Provence	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Calvados	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Cantal	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Charente-Maritime - Deux-Sèvres	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Charente - Périgord	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Côte-d'Or	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Côtes-d'Armor	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Finistère	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Franche-Comté	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Quercy - Rouergue	In	France	Equity	23.9	23.9	23.9	23.9	23.9	23.9
Caisse Régionale Alsace-Vosges	In	France	Equity	24.9	24.9	24.9	24.9	24.9	24.9

> Note 2 - Crédit Agricole S.A. pro forma scope of consolidation (continued)

At 31 December		Location	Consolidation method 2001	Control % 2001	Control % 2000	Control % 1999	Ownership % 2001	Ownership % 2000	Ownership % 1999
Caisse Régionale Anjou et Maine	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Aquitaine	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Brie	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Est	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre France	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Loire	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Ouest	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Champagne - Bourgogne	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale de Savoie	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Gard	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Guadeloupe	In	France	Equity	27.5	27.5	27.5	27.5	27.5	27.5
Caisse Régionale Ille-et-Vilaine	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Loire-Atlantique	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Loire - Haute-Loire	In	France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Caisse Régionale Lorraine	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Martinique	In	France	Equity	28.1	28.1	28.1	28.1	28.1	28.1
Caisse Régionale Midi	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Morbihan	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Nord	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Nord-Est	In	France	Equity	24.4	24.4	24.4	24.4	24.4	24.4
Caisse Régionale Normand	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Normandie-Seine	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Oise	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Paris et Ile-de-France	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Pas-de-Calais	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Provence-Côte d'Azur	In	France	Equity	24.6	24.6	24.6	24.6	24.6	24.6
Caisse Régionale Pyrénées-Gascogne	In	France	Equity	24.7	24.7	24.7	24.7	24.7	24.7
Caisse Régionale Réunion	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Somme	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Sud Alliance	In	France	Equity	25.1	25.1	25.1	25.1	25.1	25.1
Caisse Régionale Sud Méditerranée	In	France	Equity	25.2	25.2	25.2	25.2	25.2	25.2
Caisse Régionale Sud Rhône-Alpes	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Toulouse Midi-Toulousain	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Touraine et Poitou	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Val de France	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Vendée	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
CAL FP (Holding)		United Kingdom	Full	50.0	50.0	50.0	75.0	75.0	75.0
CAL FP Bank		United Kingdom	Full	100.0	100.0	100.0	75.0	75.0	75.0
CAL FP US		United States	Full	100.0	100.0	100.0	75.0	75.0	75.0
Castofi	(e)	France	Proportional		49.0	49.0		48.9	34.3
CLD de Basse-Terre (Guadeloupe)	Out (d)	France	Full		97.7	97.7		97.7	97.7
CLD de Grande-Terre (Guadeloupe)	Out (d)	France	Full		97.9	97.9		97.9	97.9
CLD de la Corse		France	Full	99.7	99.7	99.7	99.7	99.7	99.7
CLD de la Martinique	Out (d)	France	Full		85.4	85.4		85.4	85.4
CLD de l'Yonne	Out (d)	France	Full		97.8	97.8		97.8	97.8
Cofam	In	France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Cogenec		Monaco	Full	100.0	100.0	100.0	100.0	100.0	100.0

> Note 2 - Crédit Agricole S.A. pro forma scope of consolidation (continued)

At 31 December		Location	Consolidation method 2001	Control % 2001	Control % 2000	Control % 1999	Ownership % 2001	Ownership % 2000	Ownership % 1999
Copagefi (Compagnie Parisienne de Gestion Financière)		France	Full	100.0	100.0	100.0	99.5	99.5	99.4
Cotentin Portefeuille	Out	France	Full		100.0	100.0		100.0	100.0
CPR (Compagnie Parisienne de Réescompte)		France	Full	95.0	88.5	29.7	95.0	88.5	29.7
Credibom		Portugal	Equity	40.0	40.0	40.0	39.9	39.9	28.0
Credigen	(e)	Hungary	Full		100.0	80.0		99.8	56.0
Credigen Bank		Hungary	Full	100.0	100.0		99.8	99.8	
Crédit Agricole Asset Management (ex-Indocam)		France	Full	100.0	100.0	100.0	99.7	99.4	100.0
Crédit Agricole Epargne Salariale		France	Full	99.9	99.9	99.8	99.6	99.6	99.9
Crédit Agricole Financement		Switzerland	Equity	45.0	45.0		40.0	40.0	
Crédit Agricole Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez (Egypt) SAE	In	Egypt	Full	75.0			75.0		
Crédit Agricole Indosuez (Suisse) SA		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Luxembourg		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Mer Rouge		Djibouti	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole S.A.		France	Parent company	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Foncier de Monaco		Monaco	Full	77.1	77.1	77.9	75.9	75.9	76.7
Crédit Foncier de Monaco France		France	Full	100.0	100.0	100.0	87.3	87.2	87.6
Crédit Français International (CFI)		France	Full	100.0	100.0	100.0	95.8	96.6	97.5
EPEM		United States	Full	100.0	58.0		99.7	58.0	
Financière Lapérouse		France	Full	77.2	77.2	77.2	77.2	77.2	77.2
Finanziaria Indosuez International Ltd		Gibraltar	Full	100.0	100.0	0.0	100.0	100.0	0.0
Finconsum		Spain	Equity	45.0	45.0		44.9	44.9	
Foncaris		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Fransabank France		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
Gestion Privée Indosuez (GPI)		France	Full	100.0	100.0	100.0	99.9	99.9	99.9
GFER (Groupement de Financement des Entreprises Régionales)		France	Full	100.0	100.0	100.0	99.9	99.9	100.0
GPF (Groupement des Provinces de France)		France	Full	99.0	99.0	99.0	99.0	99.0	99.0
Indocam Securities Bermuda		Bermuda	Full	100.0	100.0	100.0	99.7	99.7	100.0
Indosuez Indonesia Bank		Indonesia	Full	99.2	91.2	70.0	99.2	91.2	70.0
IntesaBci		Italy	Equity	16.8	16.1	15.0	15.2	14.0	12.9
Lukas Bank	In	Poland	Full	95.0			78.5		
Lukas SA	In	Poland	Full	86.1			80.7		
Menafinance		France	Proportional	50.0	50.0	50.0	49.9	49.9	35.0
Népal Indosuez Bank		Nepal	Full	50.0	50.0	50.0	50.0	50.0	50.0
Radian		France	Full	100.0	100.0	100.0	99.6	100.0	100.0
Ribank		Netherlands	Full	100.0	60.0	60.0	99.8	59.9	42.0
Sacam Consommation 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Consommation 2		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Consommation 3		France	Full	100.0	100.0		100.0	100.0	
Sedef		France	Full	100.0	100.0	100.0	99.8	99.8	70.0
Segespar		France	Full	100.0	100.0	100.0	99.6	99.6	100.0
SFCV (Société Française du Chèque de Voyage)		France	Equity	21.0	21.0	21.0	21.0	21.0	21.0
Sircam	In	France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Sofinco		France	Full	99.8	99.9	70.1	99.8	99.8	70.0
Sofipaca	In	France	Equity	29.3	29.3	29.3	28.1	28.1	28.1

> Note 2 - Crédit Agricole S.A. pro forma scope of consolidation (continued)

At 31 December		Location	Consolidation method 2001	Control % 2001	Control % 2000	Control % 1999	Ownership % 2001	Ownership % 2000	Ownership % 1999
Transfact		France	Full	100.0	77.3	66.0	100.0	77.3	66.0
Unicefi 33	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Wafasalaf		Morocco	Equity	33.6	33.9	33.4	33.6	33.8	23.4
Stockbrokers									
Altura	In	Spain	Proportional	50.0			50.0		
CAI Cheuvreux		France	Full	100.0	100.0	100.0	99.9	99.9	100.0
CAI Cheuvreux España S.A. (ex-ICSESA)		Spain	Full	100.0	100.0	100.0	99.9	100.0	100.0
CAI International UK		United Kingdom	Full	100.0	100.0	100.0	99.9	100.0	100.0
CAI Securities Inc.		United States	Full	100.0	100.0		100.0	100.0	
CAIC Deutschland GmbH		Germany	Full	97.5	75.0	100.0	97.4	75.0	100.0
CAIC Italia Sim SpA		Italy	Full	100.0	100.0	100.0	99.9	100.0	100.0
Carr Futures Chicago Inc.		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Futures Pte		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Futures Snc		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Global Advisors Inc.		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Indosuez Asia		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Cheuvreux Nordic AB		Sweden	Full	90.7	81.4	91.2	90.6	81.4	91.2
Groupe Cholet Dupont	(3)	France	Equity	33.4			33.4		
Holding Cholet Dupont Gestion S.A.	(3)	France	Full		33.4	33.4		33.4	33.4
Insurance									
Amacam		France	Full*	75.0	25.0	25.0	75.0	25.0	25.0
Arca	(e)	France	Equity		25.0	25.0		29.2	29.2
Eda		France	Full	100.0	100.0	100.0	99.8	99.8	70.0
Pacifica		France	Full*	100.0	60.0	60.0	90.0	70.0	70.0
Predica		France	Full	100.0	97.5	97.5	100.0	97.5	97.5
Société d'Assurances du Crédit Agricole Nord - Pas-de-Calais	In	France	Equity	27.5	27.5	27.5	26.0	26.0	26.0
Tranquilidade	In	Portugal	Equity	33.3	33.3	7.0	33.3	32.5	23.6
Tranquilidade Vida	In	Portugal	Equity	30.2			31.5		
Investment companies									
Agrinova	(e)	France	Full		62.4	62.4		66.1	66.1
Bercy Investissements	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Bercy Participations	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Bespar		Portugal	Equity	32.1	31.2	30.3	32.1	31.2	30.3
BFC Holding		France	Full	99.6	99.6	99.5	99.3	99.3	99.3
CA Centre France Développement	In	France	Equity	25.0			20.8		
CA Deveurope BV	In	Netherlands	Full	87.8			87.8		
CAI Italia Holding SpA (ex-Finanziaria Indosuez Sim SpA)		Italy	Full	100.0	100.0		100.0	100.0	
CAL FP Frankfurt		Germany	Full	100.0	100.0	100.0	75.0	75.0	75.0
CAL Maurice		Mauritius	Full	100.0	100.0		75.0	75.0	
Calic		United Kingdom	Full	100.0	100.0	100.0	75.0	75.0	75.0
Camnord Investissement	In	France	Equity	25.0	25.0	25.0	14.8	14.8	14.8
Ceparfim	(e)	France	Full		100.0	100.0		100.0	100.0
Cofinep	In	France	Equity	24.4	24.4	24.4	24.4	24.4	24.4
Compagnie Financière Midi Toulousain	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Compagnie Française de l'Asie (CFA)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0

> Note 2 - Crédit Agricole S.A. pro forma scope of consolidation (continued)

At 31 December		Location	Consolidation method 2001	Control % 2001	Control % 2000	Control % 1999	Ownership % 2001	Ownership % 2000	Ownership % 1999
Crédit Agricole Bourse	In	France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Delfinances		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Doumer Euterpe	Out	France	Full		100.0			100.0	
Doumer Finance SAS	In	France	Full	100.0			100.0		
Dynamust	(e)	France	Equity			32.2			47.8
Financière d'Aquitaine		France	Equity		32.5	32.5		30.5	30.5
Fininvest		France	Full	98.3	98.2	98.2	98.3	98.2	98.2
Fletirec		France	Full*	100.0	100.0	100.0	100.0	100.0	100.0
Icauna Finance	In	France	Equity	25.0	25.0	25.0	24.4	24.4	24.4
Icauna SARL	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
ICF Holdings		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0
IDIA Participations		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Immarex		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Air Finance S.A.		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Holding UK Ltd		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez North America Holding		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
IPFO		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ligérienne Mobilière de Placement		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Mescas		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Partran	In	Portugal	Equity	33.3	33.3	33.3	33.3	32.5	32.5
Prestimmo	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Rue Impériale de Lyon	In	France	Equity	20.5			30.9		
Safec		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sepi	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Socadif	In	France	Equity	36.2	36.2	36.2	31.2	31.2	31.2
Transimmo	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
UI (Union d'Etudes et d'Investissements)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Vauban Finance	In	France	Equity	32.3	32.3	32.3	30.8	30.8	30.8
Leasing companies									
Auxifip		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CE Bail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Climauto		France	Full	99.9	99.9	99.9	99.8	99.8	84.9
EFL	In	Poland	Full	50.5			44.3		
Ergifrance		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Etica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Etica Bail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Filease		Hungary	Full	70.0	70.0	70.0	69.9	69.9	49.0
Financière Immobilière Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Immobanque	Out	France	Full		65.0	65.9		52.2	52.6
Leicer		Spain	Full	100.0	100.0	100.0	100.0	100.0	100.0
Locam	In	France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Réunibail		France	Full	52.0	52.0	52.0	51.9	51.9	36.4
Réuniroute		France	Full	97.5	97.5	97.5	52.0	52.1	36.5
Sofincar		France	Full	100.0	100.0	100.0	99.8	99.8	70.0
Sofinroute		France	Full	100.0	100.0	100.0	99.8	99.8	70.0
Ucabail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ucabail Immobilier		France	Full	100.0	100.0	100.0	100.0	100.0	100.0

> Note 2 - Crédit Agricole S.A. pro forma scope of consolidation (continued)

At 31 December		Location	Consolidation method 2001	Control % 2001	Control % 2000	Control % 1999	Ownership % 2001	Ownership % 2000	Ownership % 1999
Ucabail Italia	Out	Italy	Full		100.0	100.0		100.0	100.0
Ucalease		France	Full	100.0	100.0	100.0	99.9	100.0	85.0
Unicomi		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unifergie		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unimat		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Tourist/travel activities and real estate development									
SIS (Société Immobilière de la Seine)		France	Full	72.9	72.9	72.8	79.6	79.6	79.6
Unifica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unimo		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Miscellaneous									
Alli Domes	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
AMT Gie	In	France	Equity	25.0	25.0	25.0	25.1	25.0	25.0
Ariane Crédit	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Bersol	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Bois Sauvage Nederland		Netherlands	Full	100.0	100.0	100.0	99.8	99.8	70.0
CA Investor Services Fund Adm. (ex-Fastnet France S.A.)		France	Full*	61.6	45.0	45.0	61.4	45.0	45.0
CA Participations	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 1	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 2	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 3	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 4	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 5	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 6	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
CAI Cheuvreux Gestions		France	Full	100.0	100.0	100.0	99.9	100.0	100.0
CAI Conseil S.A.	In	Luxembourg	Full	100.0			100.0		
CAI Preferred Funding		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAL Asia Pte Ltd		Singapore	Full	100.0	100.0	100.0	75.0	75.0	75.0
Camiscefi	(e)	France	Equity		25.0	25.0		25.0	25.0
Cedicam		France	Full	50.0	50.0	50.0	62.4	62.4	62.4
Centre France Location Immobilière (ex-Avenue Rapp)	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Cirse	In	France	Equity	25.0	25.0	25.0	23.1	23.1	23.1
CPR Production	In	France	Full	100.0			98.5		
Creagrisere	In	France	Equity	25.0	25.0	25.0	22.8	22.8	22.8
Defitech	In	France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Defitech Audience Marketing	Out	France	Equity		25.0	25.0		29.2	29.2
Defitech Progiciel Gestion	Out	France	Equity		25.0	25.0		29.2	29.2
Defitech Routage et Communication	In	France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Defitech Solution Informatique	Out	France	Equity		25.0	25.0		29.2	29.2
Europimmo	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Fastnet		Luxembourg	Full	45.0	45.0	45.0	45.0	45.0	45.0
Filcom	Out	France	Equity		25.0	25.0		29.2	29.2
Finasic		France	Full	100.0	100.0	100.0	99.6	99.6	100.0
Gestimocam	In	France	Equity	24.6	24.6	24.6	24.6	24.6	24.6
Haussmann Patrimoine	(e)	France	Full		99.9	99.9		99.7	99.7

> Note 2 - Crédit Agricole S.A. pro forma scope of consolidation (continued)

At 31 December		Location	Consolidation method 2001	Control % 2001	Control % 2000	Control % 1999	Ownership % 2001	Ownership % 2000	Ownership % 1999
Icai	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Icare	Out	United States	Full		100.0	100.0		100.0	100.0
IIF BV (Indosuez International Finance BV)		Netherlands	Full	100.0	100.0	100.0	100.0	100.0	100.0
Immotaine	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Indocam Investment Services (IIS)		United States	Full	100.0	100.0	100.0	99.7	99.7	100.0
Indosuez Holding SCA I	(c)	Luxembourg	Full		100.0	100.0			100.0
Indosuez Holding SCA II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Management Luxembourg I	(c)	Luxembourg	Full		100.0	100.0		100.0	100.0
Indosuez Management Luxembourg II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Inforsud FM	In	France	Equity	24.5	24.5	24.5	22.8	22.8	22.8
Inforsud Gestion	In	France	Equity	24.4	24.4	24.4	21.5	21.5	21.5
InterAtlântico S.A. (IASA)	Out	Brazil	Proportional		50.0	38.4		61.1	43.6
Logitaine	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Madison S.A.	In	France	Equity	25.0	25.0	25.0	29.1	29.1	29.1
Mat Alli Cornes	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Midi Toulousain Développement	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Midi Toulousain Immobilier	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Patrimocam	In	France	Equity	24.6	24.6	24.6	24.6	24.6	24.6
Patrimocam 2	In	France	Equity	24.6	24.6		24.6	24.6	
Percinvest	(c)	Virgin Islands	Full		100.0	100.0		100.0	100.0
Progica		France	Full	100.0	100.0		100.0	100.0	
Réunifinance		France	Full	100.0	100.0	100.0	99.8	99.8	70.0
Routage Express Service	In	France	Equity	25.0	25.0		29.2	29.2	
SARL Prospective Informatique	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Capimo	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Capucines	In	France	Equity	23.9	23.9	23.9	23.9	23.9	23.9
SCI du Vivarais	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Groupe Sofinco (ex-SCI de l'Écoute s'il pleut)		France	Full	100.0	100.0	100.0	99.8	99.8	70.0
SCI de la Grande-Verrière	(2)	France	Full		100.0	100.0		99.8	70.0
SCI du Bois Sauvage	(2)	France	Full		100.0	100.0		99.8	70.0

> Note 2 - Crédit Agricole S.A. pro forma scope of consolidation (continued)

At 31 December		Location	Consolidation method 2001	Control % 2001	Control % 2000	Control % 1999	Ownership % 2001	Ownership % 2000	Ownership % 1999
SCI du Petit Bois	(2)	France	Full		100.0	100.0		99.8	70.0
SCI du Rond-Point	(2)	France	Full		100.0	100.0		99.8	70.0
SCI Hautes Faventines	In	France	Equity	25.0	25.0	25.0	24.9	24.9	24.9
SCI La Baume	In	France	Full	100.0			99.9		
SCI Les Fauvins	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Les Palmiers du Petit-Pérou	In	France	Equity	27.5	27.5	27.5	27.5	27.5	27.5
SCI Max Hymans		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Pasteur 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Paysagère	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Quentyvel		France	Full	96.7	96.7	96.7	96.7	96.7	96.7
SCI Quercy	In	France	Equity	23.9	23.9	23.9	23.7	23.7	23.7
SCI Raspail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Scica HL	In	France	Equity	25.0	25.0	25.0	28.8	28.8	28.8
Scicam 13	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Sciomav	Out	France	Equity		25.0	25.0		25.0	25.0
Segespar Informatique Technique Services (SITS) (ex-IITS)		France	Full	99.0	99.0	99.0	98.7	98.7	99.0
SNC Doumer		France	Full	99.9	99.9	99.9	99.9	99.9	99.9
Société Immobilière Suisse		Switzerland	Full	100.0	100.0		100.0	100.0	
Sofinco Participations		France	Full	100.0	100.0	100.0	99.8	99.8	70.0
Sofinrec		France	Full	99.8	99.8	99.8	99.6	99.7	69.9
SPI SNC	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Société Immobilière de Picardie	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Société Picarde de Développement	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Toulouse Location Immobilière	In	France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Turenne Wilson	Out	France	Equity		25.0	25.0		25.0	25.0
UI Vavin 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unibiens	In	France	Full	100.0			100.0		
Uni-Editions		France	Equity	100.0	100.0	100.0	100.0	100.0	100.0
Valris		France	Full	99.9	99.9	99.8	99.8	99.8	69.9
Varmat	Out	France	Full		100.0	100.0		100.0	100.0

(a) Included in the scope of consolidation ("In") or excluded ("Out") for the first time in current year

(b) Consolidated because effectively controlled by Crédit Agricole S.A. through Bespar

(c) Investment sold, not consolidated

(d) No longer consolidated as not material

(e) Merged with another consolidated entity

(*) Change in consolidation method

(1) Consolidated as a sub-group

(2) Entities consolidated individually in year n-1 and comprising the SCI Sofinco sub-consolidation Group in year n

(3) Entities consolidated individually in year n-1 under the name Holding Chalet Dupont and comprising the Groupe Chalet Dupont sub-consolidation Group in year n

> Note 3 - Securities: analysis by type

(In millions of euros)	31/12/01 Trading portfolio	Available-for-sale securities portfolio	Equity portfolio	Held-to-maturity securities portfolio	Total	31/12/00 Total	31/12/99 Total
Treasury bills and similar securities	10,476	7,541		6,843	24,860	28,029	35,178
- including unamortised premiums		18		80	98	122	320
- including unamortised discounts		31		37	68	75	18
Accrued interest receivable		54		209	263	402	528
Allowances		(2)			(2)	(3)	(7)
Net balance sheet amount	**10,476**	**7,593**	**0**	**7,052**	**25,121**	**28,428**	**35,699**
Bonds and other fixed-income securities							
Government and public body issues	2,254	4,813		1,617	8,684	6,566	7,894
Other issues	10,153	7,619		9,792	27,564	22,589	18,764
- including unamortised premiums		36		30	66	37	79
- including unamortised discounts		331		65	396	130	129
Accrued interest receivable		130		216	346	380	759
Allowances		(202)		(43)	(245)	(209)	(176)
Net balance sheet amount	**12,407**	**12,360**	**0**	**11,582**	**36,349**	**29,326**	**27,241**
Shares and other variable-income securities	15,090	5,516	1,896		22,502	25,120	24,113
Accrued income			15		15	8	
Allowances		(79)	(158)		(237)	(181)	(26)
Net balance sheet amount	**15,090**	**5,437**	**1,753**		**22,280**	**24,947**	**24,087**
Estimated fair or use value	**37,973**	**25,882**	**2,538**	**19,080**	**85,473**	**85,594**	**89,113**

Held-to-maturity securities transferred to securities available for sale during the year amounted to EUR 212 million compared to EUR 3,787 million in 2000. Trading securities transferred to securities available for sale during the year amounted to EUR 0 milion compared to EUR 213 million in 2000. Sales of held-to-maturity securities before their respective maturity dates during the year amounted to EUR 35 million compared to EUR 19 million in 2000, giving rise to a net loss of EUR 0.3 million.

Note 3.1 - Breakdown of listed and unlisted securities between fixed-income and variable-income securities

31/12/2001 (in millions of euros)	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Securities listed on a stock exchange	30,460	19,722	16,780	66,962
Unlisted securities	5,788	5,138	5,722	16,648
Accrued income	346	263	15	624
Allowances	(245)	(2)	(237)	(484)
Net balance sheet amount	**36,349**	**25,121**	**22,280**	**83,750**

31/12/2000 (in millions of euros)	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Securities listed on a stock exchange	26,099	28,029	17,007	71,135
Unlisted securities	3,056		8,113	11,169
Accrued income	380	402	8	790
Allowances	(209)	(3)	(181)	(393)
Net balance sheet amount	**29,326**	**28,428**	**24,947**	**82,701**

31/12/1999 (in millions of euros)	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Securities listed on a stock exchange	19,798	35,178	13,830	68,806
Unlisted securities	6,860		10,283	17,143
Accrued income	759	528	0	1,287
Allowances	(176)	(7)	(26)	(209)
Net balance sheet amount	**27,241**	**35,699**	**24,087**	**87,027**

Breakdown of mutual funds by type:

(In millions of euros)	31/12/2001 Balance sheet value	31/12/2001 Estimated net fair value	31/12/2000 Balance sheet value	31/12/2000 Estimated net fair value
Money market funds	1,527	1,604	1,772	1,879
Bond funds	300	322	208	239
Equity funds	986	1,079	273	335
Other funds	2,494	2,587	5,747	6,251
Total	**5,307**	**5,592**	**8,000**	**8,704**
Of which mutual funds under exclusive control	1,809	1,944	4,752	5,246

Overall breakdown of mutual funds:

(In millions of euros)	31/12/2001 Balance sheet value	31/12/2000 Balance sheet value
Capitalisation mutual funds	2,376	7,591
- France	2,276	7,178
- Rest of world	100	413
Other mutual funds	2,931	409
Total	**5,307**	**8,000**

There is no breakdown of mutual funds available for 1999.

> Note 4 - Investments in equity affiliates

List of companies in which Crédit Agricole S.A.'s equity interest exceeds EUR 38 million.

Interest in equity affiliates

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Financial institutions	**10,378**	**9,241**	**7,973**
Al Bank Al Saudi Al Fransi	393	342	277
Banco Espirito Santo	271	278	166
Regional Banks and subsidiaries	6,510	6,062	5,555
CAI (Suisse) SA		54	
IntesaBci	3,160	2,321	1,899
Banco Bisel subsidiaries		131	
Others	44	53	76
Non-financial companies	**324**	**6**	**115**
Rue Impériale de Lyon	331		
Tranquilidade Vida	71		
Others	(78)	6	115
Balance sheet amount	**10,702**	**9,247**	**8,088**

> Note 5 - Other fixed assets: changes in net book values

(In millions of euros)	31/12/99	31/12/00	Consolidation changes	Increases (acquisitions)	Decreases (redemptions and sales)	Foreign exchange translation adjustments	Other changes	31/12/01
Investments in unconsolidated subsidiary and affiliated companies								
Gross value	3,585	3,938	(204)	174	(401)	5	22	3,534
Advances to affiliates' current accounts	606	300	4	61	(164)		271	472
Allowances	(538)	(359)	(239)	(114)	239	0		(473)
Other long-term investments [1]								
Gross value	1,045	95	0	11	(43)		(18)	45
Advances to affiliates' current accounts			1					1
Allowances	(106)	(25)		(6)	1		11	(19)
Accrued income	24	33					(4)	29
Net book value	**4,616**	**3,982**	**(438)**	**126**	**(368)**	**5**	**282**	**3,589**
Intangible assets	148	126	45	5	(9)	(6)	(28)	133
Bank premises and equipment	1,475	1,540	(2)	89	(44)	(58)	19	1,544
Accrued income [2]	1	8					2	10
Net book value	**1,624**	**1,674**	**43**	**94**	**(53)**	**(64)**	**(7)**	**1,687**

(1) At 31 December 1999 the balance sheet values for "other long-term investments" corresponded to "other equity investments."

(2) Accrued rental on assets leased to others.

> Note 6 - Allowances and reserves deducted from assets

(In millions of euros)	31/12/99	31/12/00	Consolidation changes	Additional amounts set aside	Amounts released or used	Foreign exchange translation adjustments	Other changes	31/12/01
Interbank transactions	275	245	(16)	56	(74)	6		217
Customer - related items	2,794	2,882	123	977	(1,136)	12	1	2,859
Lease financing	147	154	6	58	(40)	12	(1)	189
Securities available for sale, securities held to maturity and equity portfolio securities	209	393	0	223	(157)	12	13	484
Unconsolidated investments and other long-term investments	640	384	239	119	(241)	0	(11)	490
Other	93	82	(3)	35	(21)	(9)	(1)	83
Total	**4,158**	**4,140**	**349**	**1,468**	**(1,669)**	**33**	**1**	**4,322**

> Note 7 - Goodwill

(in millions of euros)	31/12/2001 Gross amount	31/12/2001 Amortisation	31/12/2001 Net amount	31/12/2000 Net amount	31/12/1999 Net amount
Amortised over 1 to 5 years inclusive					
Banco Bisel [2]	24	(24)	0	15	15
CPR and subsidiaries	97	(36)	61		
IntesaBci	101	(81)	20	40	60
Amortised over 5 to 10 years inclusive					
CAI (Suisse) SA	62	(9)	53	53	
EFL	104	(3)	101		
Subsidiaries of Banco Bisel [3]	66	(20)	46	71	
Lukas	283	(18)	265		
Sofinco	991	(329)	662	785	570
Amortised over 10 to 15 years inclusive					
CPR and subsidiaries	215	(127)	88	198	22
BES	62	(10)	52	57	
Tranquilidade	16	(1)	15	62	
Tranquilidade Vida	46	(4)	42		
Amortised over 15 to 20 years inclusive					
Caisse Régionale de Paris Ile-de-France	87	(11)	76	80	84
IntesaBci	52	(5)	47	23	15
Rue Impériale de Lyon	254	(7)	247		
Other companies [1]	308	(155)	153	108	67
Total	**2,768**	**(840)**	**1,928**	**1,492**	**833**

(1) Entities for which goodwill at Group level is less than EUR 38 million.

(2) Goodwill fully amortised in 2001.

(3) Refers to the goodwill recognised in the books of Banco Bisel on its subsidiaries Bersa and Suquía, Group share and minority interests. Crédit Agricole S.A. Group share in this goodwill is included in the percentage interest in Banco Bisel which has been written down in full.

> Note 8 - Debts represented by a security: analysis by maturity date

(in millions of euros)	31/12/01 Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	Accrued interest payable	Total	31/12/00 Total	31/12/99 Total
Savings certificates	45	23	9		77	0	77	79	79
Interbank market instruments	2,040	2,003	463		4,506	266	4,772	4,828	3,483
Negotiable debt instruments									
- issued in France	5,951	2,410	2,056	369	10,786		10,786	13,593	10,549
- issued abroad	12,987	5,271	142		18,400		18,400	13,665	8,447
Bonds	582	1,892	9,070	11,106	22,650	689	23,339	23,338	21,165
Other debt instruments	106	82			188		188	139	195
Balance sheet amount					**56,607**	**955**	**57,562**	**55,642**	**43,918**

> Note 9 - General reserves for expenses and losses

(In millions of euros)	31/12/99	31/12/00	Consolidation changes	Additional amounts set aside	Amounts released or used [2]	Foreign exchange translation adjustments	Others changes [3]	31/12/01
Country risks	390	449	14	309	(176)	3		599
Commitment execution risks	170	261	5	51	(112)	1		206
Retirement indemnities	155	186	1	20	(37)	0	0	170
Financial futures	129	95		16	(17)	1	1	96
Other general reserves [1]	1,932	2,030	151	1,424	(2,312)	(9)	902	2,186
Total	**2,776**	**3,021**	**171**	**1,820**	**(2,654)**	**(4)**	**903**	**3,257**

(1) Main reserves for other contingencies	*31/12/2000*	*31/12/2001*
- reserves for anticipated cost over-runs in preparation for the change over to the single currency	*37*	*7*
- reserves for sector risks and other credit risks	*474*	*553*
- reserves for negative net assets of equity investments	*30*	*265*
- reserves for retirement indemnities and pre-retirement leave	*124*	*95*
- reserves for litigation	*794*	*638*
- reserves for internal risks on home purchase savings schemes		*145*
- badwill arising on business acquisitions	*206*	*199*

(2) Under amounts released or used, the line "Other general reserves" includes EUR 760 million in recognition of the decrease in the internal rate of loss following the decisions of the Board of Directors of Credit Agricole S.A. of 21 February and 26 September 2001.

(3) Under other changes, the line "Other general reserves" includes EUR 905 million reflecting the impact of a change in accounting method entailing strict separation of the risk of loss relating to the home savings internal financial mechanisms, henceforth provided for in general reserves for expenses and losses, and economic risk or interest rate risk held in the Fund for General Banking Risks.

> Note 10 - Fund for General Banking Risks

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Home purchase savings [1]	936	2,408	2,346
Fund for Liquidity and Solvency Banking Risks [2]	610		
Codevi (industrial development passbook accounts)	17	24	25
Others	153	151	67
Balance sheet amount	**1,716**	**2,583**	**2,438**

(1) At 31 December 2001, only that portion of the home purchase savings scheme reserve set aside to cover an economic risk or a global interest rate risk connected with the bank's home purchase savings activity is kept in the Fund for General Banking Risks.

(2) This guarantee fund was put in place on the occasion of the initial public offering of Crédit Agricole S.A.

> Note 11 - Subordinated debt: analysis by maturity date and issue currency

	31/12/2001						31/12/00	31/12/99
(In millions of euros)	Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Accrued interest payable	Total	Total	Total
Subordinated debt with fixed term	**8**	**292**	**1,500**	**6,090**	**173**	**8,063**	**8,514**	**7,399**
- Euro	8	291	1,358	5,916	169	7,742	8,122	6,461
- Other EU currencies						0	0	473
- US dollars			108	174	3	285	381	454
- Japanese yen		1	9			10	11	11
- Other currencies			25		1	26	0	0
Perpetual subordinated debt				**1,501**	**2**	**1,503**	**588**	**521**
- Euro				1,398	2	1,400	489	513
- Other EU currencies						0	0	5
- US dollars				17		17	5	6
- Japanese yen				86		86	94	97
- Other currencies						0	0	0
Securities and participating loans				**6**	**2**	**8**	**4**	**4**
Total - gross amounts	**8**	**292**	**1,500**	**7,597**	**177**	**9,574**	**9,106**	**8,024**
Accrued interest payable							**148**	**128**
Balance sheet amount						**9,574**	**9,254**	**8,152**

Accrued interest payable is allocated by category of transaction with effect from 2001.

> Note 12 - Changes in shareholders' equity

(In millions of euros)	Share capital	Consolidated shareholders' equity Additional paid-in capital, reserves, and retained earnings	Goverment investment grants	Cumulative translation adjustments	Consolidated total	Minority interests	Total including minority interests
At 31 December 1999	2,184	8,469	90	99	10,842	1,342	12,184
Dividends paid in 2000		(366)			(366)	(59)	(425)
Share of dividends received by the Regional Banks		82			82		82
Changes in share capital	242				242		242
Net change in share issue premiums		1,246			1,246		1,246
Net change in share merger premiums		16			16		16
Foreign exchange translation adjustments				70	70	24	94
Change in revaluation reserves		(3)			(3)		(3)
Net income for 2000		1,391			1,391	40	1,431
Acquisition of minority interest in CPR					0	(329)	(329)
Impact of application of Regulation CRC 99-07 (1)		(19)			(19)	(2)	(21)
Other changes			(6)		(6)	(78)	(84)
At 31 December 2000	2,426	10,816	84	169	13,495	938	14,433
Dividends paid in 2001		(411)			(411)	(54)	(465)
Share of dividends received by the Regional Banks		92			92		92
Changes in share capital	491				491		491
Elimination of treasury stock (2)	(6)	(28)			(34)		(34)
Net change in share merger premiums		(13)			(13)		(13)
Foreign exchange translation adjustments				33	33	(35)	(2)
Change in revaluation reserves		(1)			(1)		(1)
Net income for 2001		1,468			1,468	90	1,558
Change in method of accounting for Fund for General Banking Risks (3)		(379)			(379)		(379)
Other changes			28		28	(250)	(222)
At 31 December 2001	2,911	11,544	112	202	14,769	689	15,458

(1) Application of consolidation rule CRC 99-07 resulted in the first place to changes in the methods of consolidation, and, second, to changes in the computation of deferred taxation the impact of which, calculated at the start of the year, was charged to the consolidation reserves.

(2) 2,009,482 Crédit Agricole S.A. shares held by other Group companies, which do not satisfy the regulatory criteria for holding in the consolidated balance sheet (Regulation CRC 2000-02).

(3) Following a request for documentary proof received from the Commission des Opérations de Bourse (COB), Crédit Agricole S.A. no longer recognises deferred taxation in respect of the home purchase savings scheme reserve. The impact of this change, calculated at the start of the year, was charged to the consolidation reserves.

Note 12.1 - Preferred shares

Issuing entity	Issue date	Amount (in USD million)	31/12/2001 (In € million)	31/12/2000 (In € million)	31/12/1999 (In € million)
Indosuez Holding SCA I	Dec. 1991	150		161	149
Total		**150**	**0**	**161**	**149**

This company was deconsolidated at 31 December 2001.

> Note 13 - Capital funds

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Shareholders' equity (including minority interests)	15,458	14,433	12,184
Fund for General Banking Risks	1,716	2,583	2,438
Subordinated debt	9,574	9,254	8,152
Other capital funds	11,290	11,827	10,590
Total capital	**26,748**	**26,270**	**22,774**

> Note 14 - Analysis of assets, liabilities and shareholders' equity by currency

	Assets			Liabilities and shareholders' equity		
(In billions of euros)	31/12/2001	31/12/2000	31/12/1999	31/12/2001	31/12/2000	31/12/1999
Euro	400.0	400.1	391.5	389.8	393.3	393.9
Other EU currencies	7.0	7.1	4.7	14.5	9.7	10.9
US dollars	52.5	51.9	47.6	71.1	66.2	49.8
Japanese yen	19.5	11.6	10.7	5.6	7.2	3.9
Other currencies	15.4	16.2	15.8	13.4	10.5	11.8
Total	**494.4**	**486.9**	**470.3**	**494.4**	**486.9**	**470.3**

> Note 15 - Net interest income

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Money market and interbank items	8,201	7,794	5,879
Crédit Agricole internal transactions	6,794	5,960	7,332
Customer-related items	5,909	5,256	4,251
Lease financing	648	532	452
Bonds and other fixed-income securities (note 16)	2,551	2,747	2,947
Other interest income	49	73	85
Total interest receivable and similar income	**24,152**	**22,362**	**20,946**
Money market and interbank items	(10,146)	(9,508)	(7,105)
Crédit Agricole internal transactions	(1,636)	(1,359)	(1,222)
Customer-related items	(7,457)	(7,194)	(7,263)
Lease financing	(229)	(199)	(135)
Bonds and other fixed-income securities	(3,622)	(3,483)	(2,994)
Other interest expense	(21)	(19)	(20)
Total interest payable and similar income	**(23,110)**	**(21,762)**	**(18,739)**
Net interest income	**1,042**	**600**	**2,207**

Provisions for interest due on doubtful loans and loans in litigation have been reclassified, being deducted from interest and income on customer transactions in 2000 and 2001.

> Note 16 - Income from securities

	Bonds and other fixed-income securities			Variable-income securities		
(In millions of euros)	31/12/2001	31/12/2000	31/12/1999	31/12/2001	31/12/2000	31/12/1999
Investments including unconsolidated subsidiary and affiliated companies, and other long-term investments				150	124	104
Securities available for sale and equity portfolio securities	669	555	525	65	86	20
Codevi passbook accounts	149	181	218			
Held-to-maturity securities	1,427	1,772	1,938			
Other securities transactions	306	239	266			
Total	**2,551**	**2,747**	**2,947**	**215**	**210**	**124**

> Note 17 - Net commission and fee income

(In millions of euros)	31/12/2001 Income	Expense	Net	31/12/2000 Income	Expense	Net	31/12/1999 Income	Expense	Net
Interbank transactions	116	(48)	68	70	(38)	32	67	(41)	26
Crédit Agricole internal transactions	63	(1,069)	(1,006)	68	(1,092)	(1,024)	64	(1,076)	(1,012)
Customer transactions	645	(123)	522	487	(96)	391	470	(129)	341
Securities transactions	337	(68)	269	550	(96)	454	517	(107)	410
Foreign exchange transactions	47	(3)	44	44	(5)	39	30	(2)	28
Financial futures and other off-balance sheet transactions	72	(49)	23	61	(61)	0	70	(94)	(24)
Financial services income (note 18)	1,653	(1,177)	476	1,755	(1,264)	491	1,108	(903)	205
Total	**2,933**	**(2,537)**	**396**	**3,035**	**(2,652)**	**383**	**2,326**	**(2,352)**	**(26)**

> Note 18 - Financial services income

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Fees paid by customers for management of mutual funds and securities	819	890	638
Payment processing fees	(13)	18	14
Life insurance commissions	(439)	(502)	(407)
Other gains (losses)	109	85	(40)
Net amount	**476**	**491**	**205**

> Note 19 - Net income (loss) from trading transactions

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Securities and derivatives	2,114	1,691	1,619
Foreign exchange	330	470	118
Net amount	**2,444**	**2,161**	**1,737**

> Note 20 - Net gains from transactions on available-for-sale securities

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Allowances for impairment of value	(181)	(157)	(46)
Release of allowances	128	90	96
Net change in allowances	**(53)**	**(67)**	**50**
Available-for-sale securities			
Gains on sale of securities	751	909	627
Losses on sale of securities	(286)	(103)	(359)
Net gains on sale of securities	**465**	**806**	**268**
Equity portfolio			
Gains on sale of securities	408	568	
Losses on sale of securities	(8)	(44)	
Net gains on sale of securities	**400**	**524**	**0**
Net gains from transactions on available-for-sale securities	**812**	**1,263**	**318**

> Note 21 - Operating expenses

Note 21.1 - Personnel costs

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Salaries	(1,636)	(1,480)	(1,305)
Social security	(490)	(469)	(436)
Incentive schemes	(31)	(46)	(52)
Profit-sharing	(40)	(59)	(32)
Payroll-related tax	(81)	(82)	(73)
Total	**(2,278)**	**(2,136)**	**(1,898)**

Remuneration paid to directors and officers of the Crédit Agricole S.A. Group in respect of financial year 2001 totalled EUR 14 million.

Note 21.2 - Average number of employees

Personnel category	31/12/2001	31/12/2000	31/12/1999
Executive	9,386	8,394	7,871
Supervisory	6,005	6,541	5,785
Clerical	13,362	4,314	5,029
Total	**28,753**	**19,249**	**18,685**
of which: in France	12,633	12,320	11,981
outside France	16,120	6,929	6,704

(1) Factors accounting for the increase in the head count notably include:
- first-time inclusion of the employees of Lukas S.A., Lukas Bank and EFL (total 2,000), of Banque CAI Suisse (previously accounted for by the equity method, now merged with CAI (Suisse) SA) (total 103). impact of other consolidation changes: 934;
- a correction concerning the Bisel Group (6,043 employees), CAI Yemen (209) and Agos Itafinco (297).

Note 21.3 - Other operating expenses

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Taxes other than on income or payroll-related	(202)	(158)	(153)
Outside services	(1,669)	(1,331)	(1,136)
Other administrative expenses	107	(29)	(29)
Total	**(1,764)**	**(1,518)**	**(1,318)**

Other sundry operating income was reclassified from net banking income to operating expenses in 2000 and 2001.
The impact of this reclassification in 2001 were €29 million, versus €22 million in 2000.

> Note 22 - Risk-related costs

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Provisions made	**(1,964)**	**(1,370)**	**(1,542)**
Doubtful debts	(1,060)	(549)	(1,077)
Other allowances	(904)	(821)	(465)
Release of allowances	**2,267**	**1,239**	**1,004**
Doubtful debts	1,185	712	472
Other allowances	1,082	527	532
Net change	**303**	**(131)**	**(538)**
Bad debts written off - not provided for	(85)	(168)	(19)
Bad debts written off - provided for	(697)	(523)	(341)
Recoveries on bad debts written off	108	130	51
Risk-related costs	**(371)**	**(692)**	**(847)**

Provisions for doubtful loans and loans in litigation have been reclassified from risk-related costs and deducted from interest and revenues on customer transactions in 2000 and 2001.

> Note 23 - Net income (loss) on fixed assets

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Financial fixed assets			
Provisions made			
On held-to-maturity securities	(11)	(5)	0
On unconsolidated subsidiaries and other long-term equity investments	(120)	(46)	(172)
Allowances released			
On held-to-maturity securities	9	1	2
On unconsolidated subsidiaries and other long-term equity investments	241	260	147
Net change	119	210	(23)
On held-to-maturity securities	(2)	(4)	2
On unconsolidated subsidiaries and other long-term equity investments	121	214	(25)
Gains on sale			
Of held-to-maturity securities	2	9	13
Of unconsolidated subsidiaries and other long-term equity investments	165	111	311
Losses on sale			
Of held-to-maturity securities	(9)	(1)	(15)
Of unconsolidated subsidiaries and other long-term equity investments	(264)	(26)	(101)
Net gain (loss) on sale	(106)	93	208
Of held-to-maturity securities	(7)	8	(2)
Of unconsolidated subsidiaries and other long-term equity investments	(99)	85	210
Net income	13	303	185
Tangible and intangible fixed assets			
Gains on sale	42	14	25
Losses on sale	(24)	(8)	(4)
Net gain (loss) on sale	18	6	21
Net income (loss) on fixed assets	31	309	206

> Note 24 - Corporate income tax

(in millions of euros)	31/12/2001	31/12/2000	31/12/1999
Current tax	(591)	(400)	(333)
Deferred tax income (expense)	(170)	452	(254)
Net charge for year	**(761)**	**52**	**(587)**

Effective tax rate at 31 December 2001 (in millions of euros and % tax rate)	Base	Tax rate	Taxation
Income before tax, goodwill amortisation and income (loss) of equity affiliates	1,912	36.43%	(697)
Impact of permanent timing differences		-2.49%	48
Impact of differential tax rates on foreign subsidiaries		-2.83%	54
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		16.93%	(324)
Impact of taxation at 19%		-9.33%	178
Impact of other items		1.09%	(21)
Effective tax rate and charge		39.80%	(761)

Deferred tax assets not booked because their recovery is considered improbable: €40.6 million at 31 December 2001.

Current tax for 2001:

- on earnings excluding exceptional items: €340 million,
- on exceptional items: €421 million.

> Note 25 - Share of net income (losses) of equity affiliates

(in millions of euros)	31/12/2001	31/12/2000	31/12/1999
Non-financial companies	(24)	(18)	3
Financial institutions	728	521	722
Total	**704**	**503**	**725**

> Note 26 - Extraordinary items

(In millions of euros)	31/12/2001	31/12/2000
Retirement indemnities and pre-retirement leave	(2)	(4)
Cost of changeover to euro	42	(5)
Information systems and restructuring	(12)	(45)
Litigation	(28)	(107)
Contribution to guarantee fund - deposits and securities	(9)	(10)
Fine imposed by French Directorate of Competition	0	(69)
Fund for Liquidity and Solvency Banking Risks	152	
Home purchase savings schemes decentralisation mechanism	377	
Miscellaneous	(187)	21
Total	**333**	**(219)**

No breakdown of extraordinary items is available for 1999.

> Note 27 - Information relating to income from banking activities

Note 27.1 - Net banking income by business segment: geographic breakdown [1]

	31/12/2001						31/12/2000
(In millions of euros)	French retail banking	Corporate and investment banking	Asset management, Insurance and Private Banking	International retail banking	Proprietary asset management and other activities	Total	Total
France (including overseas departments and territories)	813	1,203	1,188		372	3,576	3,475
Other countries in the European Economic Area		622	171	228		1,021	934
Rest of Europe		88	149	72	1	310	264
North America		308	15			323	320
Central and South America				584		584	166
Africa and the Middle East		180				180	230
Asia and Pacific (excluding Japan)		246	4			250	310
Japan		65	5			70	25
International organisations and aggregated items						0	
Net amount	**813**	**2,712**	**1,532**	**884**	**373**	**6,314**	**5,724**

(1) The above analysis was derived in part from management information systems.

Note 27.2 - Net ordinary income (before tax) by business segment

(In millions of euros)	31/12/2001 French retail banking	Corporate and investment banking	Asset management, Insurance and Private Banking	International retail banking	Proprietary asset management and other activities	Total	31/12/2000 Total
Net banking income	813	2,712	1,532	884	373	6 314	5,724
Operating expenses, depreciation and amortisation	(495)	(2,013)	(802)	(647)	(394)	(4,351)	(3,897)
Gross operating income	318	699	730	237	(21)	1,963	1,827
Risk-related costs	(100)	(161)	(1)	(272)	163	(371)	(692)
Net operating income	218	538	729	(35)	142	1,592	1,135
Share of net income (losses) of equity affiliates	347	56	3	229	69	704	503
Net income (loss) on fixed assets	0	0	0	0	31	31	309
Net amount	565	594	732	194	242	2,327	1,947

Note 27.3 - Net ordinary income (before tax): geographic breakdown [1]

(In millions of euros)	31/12/2001 Net banking income	Operating expenses	Gross operating income	Risk-related costs	Net operating income	Share of net income (losses) of equity affiliates	Net income (loss) on fixed assets	Net ordinary income (before tax)	31/12/2000 Net ordinary income (before tax)
France (including overseas departments and territories)	3,576	(2,286)	1,290	161	1,451	447	31	1,929	1,193
Other countries in the European Economic Area)	1,021	(730)	291	(31)	260	182		442	501
Rest of Europe	310	(182)	128	(25)	103			103	112
North America	323	(237)	86	(251)	(165)			(165)	(154)
Central and South America	584	(445)	139	(216)	(77)	14		(63)	142
Africa and the Middle East	180	(132)	48	(27)	21	61		82	51
Asia and Pacific (excluding Japan)	250	(292)	(42)	18	(24)			(24)	48
Japan	70	(47)	23		23			23	(6)
International organisations and aggregated items	0		0		0			0	60
Net amount	6,314	(4,351)	1,963	(371)	1,592	704	31	2,327	1,947

(1) The above analysis was derived in part from management information systems.

> Note 28 - Insurance activities

The French Insurance Code lays down specific accounting policies and valuation methods for application to insurance activities, as required by French legislation.

Note 28.1 - Insurance companies' investments

(In millions of euros)	31/12/2001 Gross book value	31/12/2001 Net book value	31/12/2001 Net fair value	31/12/2000 Gross book value	31/12/2000 Net book value	31/12/2000 Net fair value	31/12/1999 Gross book value	31/12/1999 Net book value	31/12/1999 Net fair value
1 - Real estate investments (incl. assets in progress)	2,076	2,066	2,154	1,633	1,623	1,640	1,158	1,155	1,121
2 - Equities and other variable-income securities other than mutual funds	2,717	2,716	3,342	2,313	2,312	3,758	2,000	1,984	3,616
3 - Mutual funds other than those in category	4,182	4,182	4,551	3,236	3,236	4,409	2,465	2,464	4,074
4 - Mutual funds invested exclusively in fixed-income securities	6,425	6,425	7,605	6,370	6,370	7,261	6,308	6,308	6,931
5 - Bonds and other fixed-income securities	58,796	58,164	60,947	53,448	52,873	55,361	45,492	46,442	46,945
6 - Mortgage loans	6	6	6	6	6	6	5	5	5
7 - Other loans and related instruments	131	131	131	126	126	126	120	120	120
8 - Deposits with ceding companies									
9 - Other deposits, funds deposited under guarantees and other investments	596	593	608	347	348	348	2,745	2,743	2,483
10 - Assets underlying unit-linked insurance policies	6,762	6,762	6,762	6,882	6,882	6,882	4,065	4,065	4,065
Total	**81,691**	**81,045**	**86,106**	**74,361**	**73,776**	**79,791**	**64,358**	**65,286**	**69,360**
Intercompany transactions		(1,655)			(1,691)			(1,891)	
Net balance sheet amount		79,390			72,085			63,395	

Note 28.2 - Analysis of insurance companies' technical reserves

(In millions of euros)	31/12/2001 Life	31/12/2001 Non-life	31/12/2001 Total	31/12/2000 Life	31/12/2000 Non-life	31/12/2000 Total	31/12/1999 Life	31/12/1999 Non-life	31/12/1999 Total
Reserve for unearned premiums		204	204		174	174		132	132
Actuarial reserve for life insurance policies (life fund)	67,845		67,845	61,145		61,145	55,878		55,878
Reserve for claims payable	818	336	1,154	766	264	1,030	621	303	924
Reserve for amounts payable on with-profit policies and discounts	1,326	49	1,375	1,244	43	1,287	1,067	31	1,098
Equalisation reserves	22	4	26	20	7	27	13	3	16
Other technical reserves	2	311	313	1	255	256	1	200	201
Total excluding technical reserves related to unit-linked policies	**70,013**	**904**	**70,917**	**63,176**	**743**	**63,919**	**57,580**	**669**	**58,249**
Technical reserves related to unit-linked policies	6,770		6,770	6,895		6,895	4,092		4,092
Total technical reserves - gross	**76,783**	**904**	**77,687**	**70,071**	**743**	**70,814**	**61,672**	**669**	**62,341**
Reinsurers' share in technical reserves	(65)	(36)	(101)	(55)	(36)	(91)	(50)	(122)	(172)
Net technical reserves	**76,718**	**868**	**77,586**	**70,016**	**707**	**70,723**	**61,622**	**547**	**62,169**

Note 28.3 - Gross margin on insurance activities

(In millions of euros)	31/12/2001 Life	31/12/2001 Non-life	31/12/2001 Total	31/12/2000 Life	31/12/2000 Non-life	31/12/2000 Total	31/12/1999 Life	31/12/1999 Non-life	31/12/1999 Total
Gross premiums	9,275	677	9,952	9,957	562	10,519	7,222	459	7,681
Less: re-insurance premiums	(11)	(34)	(45)	(1)	(14)	(15)	(6)	(11)	(17)
Net premiums	**9,264**	**643**	**9,907**	**9,956**	**548**	**10,504**	**7,216**	**448**	**7,664**
Investment income	4,217	48	4,265	4,132	40	4,172	4,010	41	4,051
Adjustments related to unit-linked policies (capital gains)	11		11	(43)		(43)	614		614
Other technical income and gains			0			0		10	10
Technical and financial revenues from insurance activities	**13,492**	**691**	**14,183**	**14,045**	**588**	**14,633**	**11,840**	**499**	**12,339**
Claims	(4,254)	(366)	(4,620)	(4,031)	(411)	(4,442)	(3,555)	(423)	(3,978)
Less: reinsured claims	6	22	28	1	81	82	5	108	113
Net claims	**(4,248)**	**(344)**	**(4,592)**	**(4,030)**	**(330)**	**(4,360)**	**(3,550)**	**(315)**	**(3,865)**
Charges related to technical reserves	(3,578)	(118)	(3,696)	(5,134)	(15)	(5,149)	(3,903)	(59)	(3,962)
Less: reinsurers' share in technical reserves	4	(10)	(6)	5	(88)	(83)		2	2
Net provision for technical reserves	**(3,574)**	**(128)**	**(3,702)**	**(5,129)**	**(103)**	**(5,232)**	**(3,903)**	**(57)**	**(3,960)**
Policyholders' share of with-profits policies	(3,284)	(49)	(3,333)	(3,149)	(43)	(3,192)	(2,869)	(32)	(2,901)
Costs related to investments	(547)	(9)	(556)	(693)	(7)	(700)	(741)	(6)	(747)
Adjustments related to unit-linked policies (losses)	(919)		(919)	(327)		(327)	(6)		(6)
Other technical expense and losses			0			0		0	0
Technical and financial expense on insurance activities	**(12,572)**	**(530)**	**(13,102)**	**(13,328)**	**(483)**	**(13,811)**	**(11,069)**	**(410)**	**(11,479)**
Gross margin on insurance activities	920	161	1,081	717	105	822	771	89	860
Intercompany transactions			115			(89)			1
Gross margin on insurance activities			1,196			733			861

Crédit Agricole Group insurance companies hold securities issued by other Group companies in their investment portfolios.
These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income (€65 million) from these securities has been written back to the gross margin on insurance activities to reflect interest income.

Report of the statutory auditors on the pro forma consolidated financial statements

(For financial years ended 31 December 1999, 2000 and 2001)

To the Chairman of the Board of Directors of Crédit Agricole S.A.
(formerly Caisse Nationale de Crédit Agricole),

We have been asked to review the pro forma consolidated financial statements of Crédit Agricole S.A. for the financial years ended 31 December 1999, 2000 and 2001 as appended herewith, established for purposes of comparison in order to reflect the impact of all of the operations connected with the stock market flotation of Crédit Agricole S.A.

The pro forma consolidated financial statements were closed by the Board of Directors on 18 March 2002 for the years ended 31 December 1999, 2000 and 2001, based on the consolidated financial statements of Crédit Agricole S.A. for the years ended 31 December 1999, 2000 and 2001, these having been audited by us in accordance with French generally accepted accounting practice, which requires that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement. We are pleased to express our unqualified opinion on these consolidated financial statements.

Without prejudice to our opinion, however, our report on the consolidated financial statements of Crédit Agricole S.A. for the year ended 31 December 2000 dated 14 March 2001 contains an observation drawing the attention of shareholders to:

- notes 2.2. and 20 to the financial statements which describe the change in method resulting from application of the new consolidation rules laid down in CRC Regulation 99-07 of 24 November 1999,
- note 2.1 to the financial statements, which mentions the changes in the presentation of the financial statements resulting from application, in advance of the regulatory implementation date, of CRC Regulation 2000-04 concerning the summarised consolidated financial statements of banks.

Our report dated 10 April 2002 on the consolidated financial statements for the year ended 31 December 2001 contains an observation which, without detracting from our opinion, draws the attention of shareholders to notes 1.2, 2.1.6, 2.1.7, 2.2, 17, 18, 20 and 36 to the financial statements, which describe the changes introduced notably in response to a request from the Commission des Opérations de Bourse for documentary evidence concerning the methods used to constitute the provision for home purchase savings schemes and their impact on the financial statements at 31 December 2001:

- only the portion of the home purchase savings provision that covers an economic risk or global interest-rate risk is now maintained in the Fund for General Banking Risks. Deferred tax has ceased to be recognised on this provision,
- the portion corresponding to a risk of internal loss within the Crédit Agricole Group as a result of its own financial mechanisms is now recorded in the general reserves for expenses and losses.

These pro forma consolidated financial statements of Crédit Agricole S.A. were also prepared on the basis of the consolidated financial statements of the Crédit Agricole Group for the years ended 31 December 1999, 2000 and 2001, which we have audited in accordance with French generally accepted accounting practice. The latter requires that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement. We are pleased to express our unqualified opinion on the basis of our audit.

Without prejudice to our opinion, however, our report dated 14 March 2001 on the consolidated financial statements of the Crédit Agricole Group for the year ended 31 December 2000 contains an observation drawing the attention of shareholders to:

- notes 2.2. and 20 to the financial statements which describe the change in method resulting from application of the new consolidation rules laid down in CRC Regulation 99-07 of 24 November 1999,

- note 2.3 to the financial statements, which mentions the changes in the presentation of the financial statements resulting from application, in advance of the regulatory implementation date, of CRC Regulation 2000-04 concerning the summarised consolidated financial statements of banks.

Our report dated 10 April 2002 on the consolidated financial statements for the year ended 31 December 2001 contains an observation which, without detracting from our opinion, draws the attention of shareholders to notes 2.2, 2.3.7, 18 and 20 to the financial statements, which describe the changes introduced notably in response to a request from the Commission des Opérations de Bourse for documentary evidence concerning the methods used to constitute the provision for home purchase savings schemes and their impact on the financial statements at 31 December 2001:

- *deferred taxation has ceased to be recognised on the home purchase savings provision recorded in the Fund for General Banking Risks ,*
- *the methods used to constitute this provision have been modified in the financial statements of Crédit Agricole S.A. to cover an economic risk and global interest-rate risk in the Fund for General Banking Risks.*

We have reviewed the pro forma financial statements in accordance with French generally accepted accounting practice, which requires us to ascertain that the procedures for selecting conventions and the preparation of the pro forma financial statements, together with the conduct of the verifications performed, are such as to provide assurance as to the consistency of the conventions adopted and as to their application in the financial statements. These principles further require that we verify the conformity of the accounting methods used with those employed in establishing the latest consolidated financial statements.

Pro forma financial statements are prepared in order to reflect the impact on historical financial data of a given operation or event as if it had taken place prior to its actual or reasonably envisaged date of occurrence. However, they do not necessarily represent the financial condition or performance as these would have been had the operation or event taken place at a date prior to its actual or planned occurrence.

The pro forma financial statements of Crédit Agricole S.A. published in the Shelf Registration Document (Document de Référence) registered by the Commission des Opérations de Bourse, certificate no. R.01-453 dated 22 October 2001, have been updated to reflect the actual completion of the restructuring operations.

It is our opinion that the conventions adopted provide a reasonable basis for presenting all of the operations connected with the stock market flotation of Crédit Agricole S.A. in the pro forma financial statements, they have been appropriately quantified, and the accounting methods used are consistent with those applied in preparing the consolidated financial statements of Crédit Agricole S.A. at 31 December 2001.

Attention is drawn to the fact that Crédit Agricole S.A.'s pro forma consolidated income at 31 December 2001 includes the full-year income of its specialised subsidiaries at the ownership percentage resulting from the Regional Banks' asset transfers, as well as full-year net ordinary income of the Regional Banks accounted for by the equity method. Net ordinary income is determined by eliminating all exceptional items relating to the stock market flotation, on the basis of the returns submitted by the Regional Banks. The latter mainly concern capital gains realised on the disposal of Crédit Agricole S.A. shares on the stock market, and exceptional provisions made on this occasion.

Neuilly-sur-Seine and Paris, 12 April 2002

The Statutory Auditors

Barbier Frinault et Autres
Valérie Meeus — René Proglio

Cabinet Alain Lainé
Alain Lainé

Crédit Agricole S.A.

Consolidated financial statements

Contents

Crédit Agricole S.A. consolidated balance sheets

Assets

(In millions of euros)	Notes	31/12/2001	31/12/2000	31/12/1999 restated	31/12/1999
Cash, money market and interbank items		92,874	99,511	107,658	100,557
Cash, due from central banks and French postal system		3,660	2,987	4,087	3,949
Treasury bills and similar items	5, 5.1, 5.2 and 5.3	25,121	28,428	35,703	32,265
Due from banks	3 and 3.1	64,093	68,096	67,868	64,343
Crédit Agricole internal transactions	3	141,630	146,973	144,220	144,220
Customer-related items	4, 4.1, 4.2 and 4.3	69,765	63,208	49,317	48,380
Lease financing	4, 4.1, 4.2, 4.3 and 4.4	6,485	5,929	4,917	4,917
Securities		58,629	54,259	51,352	48,786
Bonds and other fixed-income securities	5, 5.1, 5.2 and 5.3	36,349	29,327	27,260	25,818
Shares and other variable-income securities	5 and 5.1	22,280	24,932	24,092	22,968
Insurance companies' investments	38.1	79,390	71,671	63,047	
Re-insurers' share in technical reserves	38.3	101	55	50	
Investments, bank premises and equipment		16,102	8,983	8,756	9,467
Investments, including investments in unconsolidated subsidiaries and other long-term equity investments	6, 6.1 and 9	3,592	4,059	4,621	4,317
Investments in equity affiliates	7	10,823	3,250	2,551	3,734
Intangible assets, bank premises and equipment	8 and 9	1,687	1,674	1,584	1,416
Goodwill	12	1,895	1,305	410	388
Other assets, sundry accounts and prepaid expenses		28,196	28,599	30,502	29,631
Other assets	10	16,755	18,083	20,364	19,420
Other assets related to insurance activities	38.2	532	314	171	
Sundry accounts and prepaid expenses	10	10,909	10,202	9,967	10,211
Total assets		495,067	480,493	460,229	386,346

Liabilities and shareholders' equity

(In millions of euros)	Notes	31/12/2001	31/12/2000	31/12/1999 restated	31/12/1999
Money market and interbank items		70,305	73,228	71,894	68,881
Due to central banks and current accounts with French postal system		21	13	113	113
Due to banks	13	70,284	73,215	71,781	68,768
Crédit Agricole internal transactions	13	24,053	27,050	28,674	28,674
Customer-related items		200,681	191,536	193,824	191,228
Special savings schemes	14, 14.1 and 14.2	138,221	136,886	139,474	139,474
Other accounts	14, 14.1 and 14.2	62,460	54,650	54,350	51,754
Debts represented by a security	15 and 15.1	57,562	55,642	41,409	40,197
Insurance companies' technical reserves	38.3	77,687	70,386	61,911	
Other liabilities, sundry accounts and unearned income		34,542	36,100	40,150	36,685
Other liabilities	16	21,508	24,191	28,775	26,000
Other liabilities related to insurance activities	38.4	377	285	227	
Sundry accounts and unearned income	16	12,657	11,624	11,148	10,685
Reserves and subordinated debt		12,837	9,023	7,524	7,202
General reserves for expenses and losses	17	3,263	2,824	2,527	2,349
Subordinated debt	19	9,574	6,199	4,997	4,853
Fund for General Banking Risks	18	1,716	2,583	2,429	2,429
Minority interests	20	690	3,200	2,489	1,125
Consolidated shareholders' equity	20	14,994	11,745	9,925	9,925
Share capital		2,911	2,241	1,999	1,999
Additional paid-in capital		6,516	4,296	3,354	3,354
Government investment grants		112	84	90	90
Consolidated reserves and retained earnings		4,388	4,152	3,674	3,674
Net income for the year		1,067	972	808	808
Total liabilities and shareholders' equity		495,067	480,493	460,229	386,346

Crédit Agricole S.A. consolidated statements of off-balance sheet commitments

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999 restated	31/12/1999
Guarantees and commitments given	**71,326**	**75,107**	**64,322**	**69,738**
Financing commitments given	**38,976**	**38,592**	**32,766**	**32,958**
Financing commitments to banks and credit institutions	2,876	2,338	2,748	2,748
Commitments to Crédit Agricole entities	1,337	1,740	2,713	2,713
Commitments to customers	34,763	34,514	27,305	27,497
Guarantees given	**29,097**	**31,317**	**28,586**	**34,990**
Guarantees to banks and credit institutions	8,079	10,402	10,979	17,372
Guarantees to Crédit Agricole entities	27	2,702	2,125	2,125
Guarantees and commitments to customers	20,991	18,213	15,482	15,493
Guarantees given relating to insurance activities	**832**	**1,021**	**978**	
Commitments on securities	**2,421**	**4,177**	**1,992**	**1,790**
Securities acquired with purchase or redemption option	6	7	4	
Other commitments	2,415	4,170	1,988	1,790

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999 restated	31/12/1999
Guarantees and commitments received	**35,114**	**35,536**	**25,744**	**20,117**
Financing commitments received	**4,682**	**4,435**	**2,947**	**2,958**
Financing commitments from banks and credit institutions	1,160	1,789	690	700
Financing commitments from Crédit Agricole entities	3,025	2,646	2,237	2,238
Commitments from customers	497		20	20
Guarantees received	**17,561**	**16,264**	**15,427**	**15,299**
Guarantees from banks and credit institutions	2,849	2,627	3,405	3,286
Guarantees from Crédit Agricole entities	7	8	25	16
Guarantees from customers	14,705	13,629	11,997	11,997
Guarantees received relating to insurance activities	**9,385**	**9,311**	**5,364**	
Commitments on securities	**3,486**	**5,526**	**2,006**	**1,860**
Securities sold under repurchase agreements		7		
Other commitments received	3,486	5,519	2,006	1,860

Off-balance sheet commitments - other information

Foreign exchange transactions and amounts payable in foreign currencies: note 23.

Financial futures transactions and other forward agreements: notes 24 and 24.1.

Crédit Agricole S.A. consolidated statements of income

(In millions of euros)	Notes	31/12/2001	31/12/2000 restated (*)	31/12/2000	31/12/1999 restated (*)	31/12/1999
Net interest income						2,525
Interest receivable and similar income	25 and 26	24,151	22,357	22,461	20,506	
Interest payable and similar expense	25 and 26	(22,826)	(21,439)	(21,439)	(18,257)	
Income from variable-income securities	26	215	212	212	119	
Net commission and fee income	27 and 28	396	461	461	17	266
Net income from financial transactions						1,836
Net income (loss) from trading transactions	29	2,444	2,154	2,154	1,737	
Net gains from transactions on securities available for sale	30	812	1,263	1,263	320	
Other net banking income		204	372	394	191	136
Gross margin on insurance activities	38.5	1,195	641	641	770	
Net income from other activities		7	2	2	4	
Net banking income		6,598	6,023	6,149	5,407	4,763
Operating expenses	31	(4,042)	(3,637)	(3,659)	(2,973)	(2,662)
Personnel costs	31.1 and 31.2	(2,278)	(2,124)	(2,124)	(1,782)	(1,631)
Other operating expenses	31.3	(1,764)	(1,513)	(1,535)	(1,191)	(1,031)
Depreciation and amortisation		(308)	(245)	(245)	(230)	(197)
Gross operating income		2,248	2,141	2,245	2,204	1,904
Risk-related costs	32	(366)	(677)	(781)	(807)	(806)
Net operating income		1,882	1,464	1,464	1,397	1,098
Share of net income (losses) of equity affiliates	35	305	156	156	366	436
Net income (loss) on fixed assets	33	34	313	313	210	215
Net ordinary income (before tax)		2,221	1,933	1,933	1,973	1,749
Net extraordinary items	36	333	(221)	(221)	(333)	(276)
Corporate income tax	34	(861)	(62)	(62)	(677)	(549)
Amortisation of goodwill		(296)	(201)	(201)	(117)	(112)
Net allocation to the Fund for General Banking Risks		(44)	(143)	(143)	131	130
Net income before minority interests		1,353	1,306	1,306	977	942
Minority interests		286	334	334	169	134
Consolidated net income		1,067	972	972	808	808
Consolidated net earnings per share		1.375	1.376	1.376	1.340	1.340

The method used to calculate basic earnings per share are based on Opinion 27 of the French Order of Chartered Accountants (avis n° 27 de l'Ordre des Experts Comptables).

Basic earnings per share corresponds to consolidated net income divided by the weighted average number of shares outstanding over the year.

(*) In 2001, Crédit Agricole S.A. applied CRC Regulation 2000-04 in full concerning the presentation of the summary consolidated financial statements. Items concerning reserves for interest on doubtful or loans in litigation are thus now included in "interest receivable and similar income," instead of in "risk-related costs" as previously. Moreover, "other sundry operating income" has been transferred from "net banking income" to "other operating expenses". The 2000 financial statements have been restated accordingly. Restated 1999 data reflect the new rules on consolidation (CRC Regulation 99-07 applied as of 1 January 2000).

Crédit Agricole S.A. consolidated balance sheets and statements of income

(at 31 December 2001, 31 December 2000 and 31 December 1999)

> Note 1 Legal and financial background

Crédit Agricole S.A. is a French "société anonyme" (joint-stock company) with a capital of EUR 2,916,629,697 divided into 972,209,899 registered shares of EUR 3 nominal value.

70.22% of the shares making up the share capital are held by SAS Rue La Boétie, which is itself wholly-owned by the Regional Banks.

The Regional Banks (Caisses Régionales de Crédit Agricole) are cooperatives whose legal status and operations are governed by the laws and regulations as laid down in the French Financial and Monetary Code.

Their operations are co-ordinated by Crédit Agricole S.A., which grants advances to them out of the funds they collect in its name. Crédit Agricole S.A. also centralises their cash surpluses and acts as supervisory authority in accordance with the French Financial and Monetary Code. Special features of this relationship are described in the paragraph below: "Crédit Agricole Group internal financial mechanisms".

The French 24 January 1984 Banking Act confirmed the role of Crédit Agricole S.A. as the central body of Crédit Agricole. In that capacity, it represents the Regional Banks vis-à-vis the Banque de France, the Comité des Établissements de Crédit and the Commission Bancaire, the French banking industry's regulatory bodies.

Crédit Agricole S.A. is responsible for maintaining the coherence of the network, ensuring its proper functioning, and for compliance with operating norms designed to guarantee its liquidity and solvency.

On the occasion of its initial public offering on 14 December 2001, Crédit Agricole S.A. acquired a 25% interest in the capital of each of the Regional Banks with the exception of the Regional Bank of Corsica, by subscribing to "certificats coopératifs d'associés" and buying back "certificats coopératifs d'investissement" (two categories of non-voting shares).

Crédit Agricole S.A. exercises administrative, technical and financial control over the organisation and management of the Regional Banks. It guarantees the liquidity and solvency of both the Crédit Agricole network as a whole and of each of its affiliated credit institutions.

Accordingly, in 2001 Crédit Agricole S.A. established a Fund for Liquidity and Solvency Banking Risks in order to discharge its duties as central body in the network.

This fund was constituted by allocating a sum of EUR 609.8 million to the Fund for General Banking Risks.

In addition, Crédit Agricole S.A. has created a network of subsidiaries in order to carry on the business of Crédit Agricole in France and abroad, or to provide a broader range of services to its customers.

The consolidated financial statements presented below describe the financial condition and results of the consolidated entity consisting of Crédit Agricole S.A., its branches and its subsidiary companies.

Crédit Agricole Group internal financial mechanisms

Crédit Agricole Group has instituted a number of internal financial mechanisms that are specific to it.

Note 1.1 - Regional Banks' current accounts

Each Regional Bank holds a cash account with Crédit Agricole S.A. which records the movements of funds resulting from internal financial relations within Crédit Agricole. This account may be in credit or debit, and is presented in the balance sheet in: "Crédit Agricole internal transactions – Current accounts".

Note 1.2 - Time deposits and advances

Savings deposits (in the form of bonds, certificates and related time accounts, home purchase saving accounts and plans, passbook accounts, "PEP" popular savings plans, etc.) are collected by the Regional Banks in the name of Crédit Agricole S.A. These funds are transferred to Crédit Agricole S.A. and included in its balance sheet. They then serve to finance advances made to the Regional Banks to enable the latter to finance their medium and long-term lending.

A series of four internal financial reforms have been implemented. These have resulted in returning to the Regional Banks a specific percentage (first 15%, then 25%, 33% and, with effect from 31 December 2001, 50%) of the funds collected by them, via "mirror advances" (with durations and interest rates precisely matching those of the savings deposits received). The Regional Banks are free to use the funds thus transferred back to them at their discretion.

The 2001 financial statements include the impact of this new "decentralisation rate".

A charge is recorded in extraordinary items (note 36) in respect of this mechanism.

Two other types of advances are also made, namely:

- **advances for subsidised loans** which serve to fund Government-subsidised loans: under this system, the French State pays a subsidy to Crédit Agricole S.A. to bridge the gap between the cost of funds and the rate at which the loans in question are made;
- **advances for other lending** which finance 50% of non-subsidised loans: Crédit Agricole S.A. makes these advances to the Regional Banks against documentary proof of their lending, on condition that prior consent has been obtained before the loan is made. These advances are repaid as and when the loans are reimbursed.

Crédit Agricole S.A. may also make additional financing available to the Regional Banks at market rates.

Note 1.3 - Transfer of Regional Banks' cash surpluses

The Regional Banks may utilise their cash funds (derived from demand and time deposits, together with negotiable CDs) to finance their lending. Cash surpluses must be transferred to Crédit Agricole S.A., where they are recorded in current or time accounts, under "Crédit Agricole internal operations".

Note 1.4 - Investment of the Regional Banks' surplus capital with Crédit Agricole S.A.

Surplus capital may be invested with Crédit Agricole S.A. in the form of 3-7 years instruments, which must match the characteristics of interbank money market transactions in all respects.

Note 1.5 - Foreign currency transactions

The Regional Banks conduct their foreign currency transactions through Crédit Agricole S.A., which represents them vis-à-vis the Banque de France.

Note 1.6 - Special savings schemes

Funds held via special savings accounts (passbook accounts, "manual occupations savings passbooks", "business savings passbooks", Codevi savings accounts, home purchase savings plans and accounts, "popular savings plans", and "youth savings passbooks") are collected by the Regional Banks on behalf of Crédit Agricole S.A., which centralises all of the resulting funds. Crédit Agricole S.A. records these funds under "Customer-related items" in its balance sheet.

Note 1.7 - Medium and long-term bonds issued by Crédit Agricole S.A.

These are placed mainly by the Regional Banks and recorded in the balance sheet of Crédit Agricole S.A. under either "Debts represented by a security" or "Reserves and subordinated debt", depending on the type of security issued.

> Note 2 Accounting principle and methods, and scope of consolidation

Note 2.1 - Accounting rules applicable to both parent company and consolidated accounts

Transactions are recorded in compliance with the accounting principles applicable to banks.

The consolidated financial statements of Crédit Agricole S.A. are presented in accordance with Regulations 99-07 and 2000-04 of the Comité de la Règlementation Comptable (French accounting regulations committee) concerning the consolidated accounts of credit institutions and securities houses.

2.1.1 - Loans and financing commitments

Amounts due from banking institutions, Crédit Agricole Group entities and customers are broken down according to the original repayment term and certain specific characteristics: amounts due on demand or on time deposit for interbank items; current accounts, time deposits and advances for Crédit Agricole internal transactions; trade accounts receivable, other lending and current accounts for customer-related items. As required by the regulations, the latter item includes transactions with financial institutions other than banks.

Subordinated loans, together with loans backed by pledged securities (giving rise to transfers of securities or other paper), are included in the different headings for accounts due, depend-ing on the nature of the counterparty (interbank, Crédit Agricole, or customers).

Accrued interest is classified with the related interbank or customer category in accordance with the category of transaction as described in the statement of income.

Off-balance sheet commitments relating to confirmed credit lines correspond to irrevocable commitments to lend funds and to other commitments or guarantees given which have not yet been drawn.

When it is considered likely that a debtor may not repay loans or meet commitments (in full or in part), appropriate provisions for loan losses or for risks are made.

The advances made by Crédit Agricole S.A. to the Regional Banks do not represent a direct risk for Crédit Agricole S.A. on the beneficiaries of the loans distributed by the Regional Banks. They do, however, represent a possible indirect risk for the financial strength of the latter. Crédit Agricole S.A. has made no provision on its advances to the Regional Banks, in this respect.

Crédit Agricole S.A. follows the recommendations of the French Commission Bancaire regarding the classification of loan repayment maturities in arrears for more than three months (six months for home-purchase loans to private individuals) which are therefore subject to provision. Interest due on doubtful loans is provided for in full. Loan loss reserves are deducted from the corresponding asset on the balance sheet.

2.1.2 - Subsidised interest

In order to provide the agricultural sector with financing at reduced interest rates as set by the government, the French State pays Crédit Agricole S.A. an interest subsidy for the difference between the yield on medium and long-term loans made at government-fixed rates and the cost of funding them.

Amounts received from the State during the year on account of this subsidy and the balance between amounts received on account and the estimated amount of compensation due for the year are included in "Interest receivable and similar income".

The system of compensation is periodically reviewed by the government, most recently in 1989.

The current method of computing subsidised interest has eliminated the timing difference that formerly existed between the notional cost of funding used in the subsidy computation and the actual cost recorded in the financial statements. The balance left over from the previous system gave rise to the recording of an asset representing subsidies receivable which is being recognised progressively in income.

In addition, other banks have also been entitled to distribute state-subsidised loans to farmers since 1 January 1990. The subsidy is equal to the difference between the interest rate set by the State and the cost to the borrower, over the full life of the subsidised loan.

2.1.3 - Investments and securities

Crédit Agricole S.A. applies Regulation 90-01 of the Comité de la Réglementation Bancaire Français as amended by Comité de la Réglementation Comptable Regulation 2000-02 regarding:

- French and foreign securities,
- Treasury bonds,
- Negotiable debt instruments issued in France or abroad,
- Negotiable promissory notes.

These securities are presented in the financial statements by asset class: Treasury bonds (and similar public sector securities), bonds and other fixed-income securities (negotiable debt instruments and other money market instruments), shares and other variable-income securities. They are classified in their respective portfolios as defined by banking regulations (trading securities, securities available for sale, securities held to maturity, equity portfolio securities, investments in unconsolidated subsidiary and affiliated companies).

2.1.3.1 - Trading securities

This portfolio includes securities with a ready market which have been bought with the intention of reselling in the very short term.

This portfolio also comprises securities that are held for more than six months in connection with market-making activities or are held in connection with hedging or arbitrage transactions.

Securities in the trading portfolio are recorded at cost, including accrued interest, and the difference between this value and the market price is reflected in the income statement under "Net income (loss) from trading transactions" at balance sheet closing date.

When trading securities are reclassified as securities available for sale or securities held to maturity, they are marked to market on the day of the transfer.

2.1.3.2 - Securities available for sale

Securities available for sale comprise securities held for more than six months except for fixed-income securities intended to be held to maturity.

The bulk of the available-for-sale securities portfolio held by Crédit Agricole S.A. consists of bonds denominated in euros and foreign currencies, and investments in mutual funds and investment funds.

- Bonds and other fixed-income securities:

Interest on bonds is recorded in revenue on the accrual basis as "Interest receivable and similar income – Bonds and other fixed-income securities".

Any difference between the purchase price and the redemption price (i.e. premium or discount) is amortised in interest income on a straight-line basis over the remaining life of the security except for interbank market instruments where the annuity basis is used.

- Shares and other variable-income securities:

Stocks and shares are recorded at cost, excluding purchase expenses. Dividends are recorded in the income statement as "Income from variable-income securities".

Income from mutual funds and investment funds are recorded on a cash basis under the same heading.

At year-end, securities available for sale are stated at the lower of cost or market value (e.g. the market price at balance sheet date of securities listed on a stock exchange) by provision shown as an allowance against the original cost. Unrealised capital gains are not recorded.

The net provision reflecting unrealised decreases in value, together with realised gains or losses on disposal of securities available for sale, are included in the income statement under "Net gains (losses) from transactions on securities available for sale".

Sales of securities are recorded on a first-in, first-out basis.

2.1.3.3 - Equity portfolio securities

As defined by the Comité de la Réglementation Comptable Regulation 2000-02, equity portfolio activities consist in regularly investing a part of the reporting entity's assets in a portfolio of securities with a view to obtaining a capital gain in the medium-term, with no intention of either directly investing in the actual business undertaken by the enterprise or actively participating in the management of its operations.

Securities may only be included in this portfolio if this activity is organised on a permanent and structured basis such as to generate a recurring return, primarily in the form of capital gains on sale of securities.

The portfolio generally consists of variable-income securities.

These investments are valued line-by-line.

They are carried in the balance sheet at the lower of cost or use value to the reporting entity, having regard to the general prospects of the company whose shares are held over the probable holding period of the investment.

For equities listed on a stock exchange, use value generally corresponds to the average market price over a sufficiently long period appropriate to the probable holding period.

Changes in market prices therefore do not necessarily affect the carrying value of such investments.

Allowances for loss of value and their reversal, together with realised gains or losses on disposal of securities available for sale, are recorded in the income statement as "Net gains (losses) from transactions on securities available for sale".

2.1.3.4 - Securities held to maturity

Fixed-income securities are recorded as securities held to maturity when the intention is to hold them indefinitely, generally to maturity.

Such securities are funded by matching interest rates and maturity dates. On acquisition, they are recorded at cost, excluding accrued interest.

When matching by interest rates or maturity dates no longer meets the rules set by the Commission Bancaire, they are reclassified as securities available for sale.

The difference between cost and redemption price is amortised on a straight-line basis over the residual life of the security concerned.

No provision for impairment in investment securities is made when the market value is less than cost. However, a provision is made if there is considered to be a risk in relation to the issuer of the securities.

2.1.3.5 - Other long-term investments

Other long-term investments refer to securities held for the purpose of fostering long-term business relationships by creating special links with the issuing enterprise, but with no intention of exercising management influence, given the small percentage of voting rights held.

These investments are valued on a line-by-line basis.

They are recorded on the balance sheet at the lower of cost or fair value to the reporting entity. The latter is the amount the reporting entity would be prepared to pay for the shares if it had to purchase them, for the purpose for which they are held.

Estimated fair value may be based on a variety of factors such as the profitability of the business and future earnings outlook, net assets, general state of the economy, or the average market price for its shares over the last few months.

The net change in valuation allowance, together with realised gains or losses on disposal, are included in "Net income (loss) on fixed assets".

2.1.3.6 - Investments in unconsolidated subsidiary and affiliated companies

Equity securities are classified as investments in unconsolidated subsidiary and affiliated companies when their long-term ownership is considered useful to the investor because it enables the said investor to influence or control the management decisions of the issuing company.

Investments in unconsolidated subsidiary and affiliated companies are valued at their historical cost (purchase price excluding related expenses or value of assets contributed against issue of shares) at the time of acquisition.

Investments are subsequently valued according to use value and are recorded in the balance sheet at the lower of cost or use value. A provision is made for impairment of value after examination of each investment, having regard to the market price or net worth as disclosed by the company's financial statements, as well as any unrealised gains and the company's general prospects.

The net change in valuation allowance, together with realised gains or losses on disposal are included in "Net income (loss) on fixed assets".

2.1.3.7 - Pledged securities

Securities pledged as collateral for borrowings are retained on the balance sheet and the proceeds recorded as a payment due to the lender (beneficiary of the collateral).

Securities pledged to Crédit Agricole S.A. for loans granted are not recorded in the balance sheet as securities and the amount expended is reported as a collateralised loan.

When the pledging of securities gives rise to a formal transfer, the accounting treatment varies according to the securities portfolio category concerned.

2.1.4 - Accounts payable on demand and time deposits

Amounts due to banks, Crédit Agricole entities and customers are recorded according to their initial term and/or the nature of the debt: demand deposits or time deposits for amounts due to banks; current accounts, time deposits and advances for Crédit Agricole internal transactions; special savings accounts and other accounts for customer items (the latter notably include amounts due to financial institutions other than banks).

Depending on the nature of the counterparty, these accounts include transactions secured by pledges of securities.

Accrued interest is classified with the related interbank or customer account payable against the corresponding income statement item.

2.1.5 - Debts represented by a security

Debts represented by a security are presented according to the nature of the security issued, i.e.: savings certificates, interbank market and other negotiable debt instruments, and bonds, except for subordinated debt which is included under "Reserves and subordinated debt".

Accrued interest not yet matured is classified with the related account payable against the corresponding income statement item.

Issue premiums or discounts on bonds are amortised over the term of the bonds concerned. The corresponding charge is included in the income statement under "Interest payable and similar expense – Bonds and other fixed-income securities". Issuance costs are generally expensed in the year of issue.

Financial servicing commissions paid to the Regional Banks are recorded as an expense under "Commissions – Expense".

2.1.6 - General contingency reserves

Contingency reserves include reserves for risks associated with off-balance sheet commitments, estimated liability for future indemnities payable to employees on retirement, paid pre-retirement leave, litigation and the expected cost over-runs related to the switch from French francs to the euro, and other miscellaneous items.

General contingency reserves also include country-related risks. All of the relevant risks are reviewed on a quarterly basis.

Provision is made for country risks in the light of analysis of the different types of transaction, the duration and nature of commitments (e.g. accounts receivable, securities, and market products), and the country's credit rating.

In certain cases, Crédit Agricole S.A. has partially hedged its reserves on their foreign currency-denominated receivables by purchasing foreign currencies in order to limit the effect of rate fluctuations on the requisite level of reserves.

The "internal risks related to home purchase savings schemes" reserve whereby Crédit Agricole S.A. covers future losses arising from the internal home purchase savings mechanism is set up during the savings phase of the scheme and is computed on the basis of the theoretical loan outstanding to which this scheme could give rise. An "internal rate of loss" representing the difference between the cost of the home purchase savings funds, including commissions deposit-taking and administrative costs, and the legal lending rate (note 17), is applied to this theoretical outstanding.

Reserve reversals are recorded at the time of theoretical recognition of the loss, i.e. four years (for home purchase savings accounts) or six years (for home purchase savings plans) after a provision has been made.

At 31 December 2000, this reserve was included in the home purchase savings reserve set up as part of the Fund for General Banking Risks.

2.1.7 - Fund for General Banking Risks

Each Crédit Agricole entity establishes a Fund for General Banking Risks at the discretion of its managers, in order to provide against possible contingencies arising in the conduct of their banking business.

The amounts set aside in this fund are adjusted through the income statement to reflect actual experience.

They notably comprise a home purchase savings reserve. The methods used to constitute this reserve in both the parent company and the consolidated accounts, have been revised, in particular at the request of the Commission des Opérations de Bourse.

The reserve for adjustment of income and expense on home purchase savings schemes, which was included in the Fund for General Banking Risks at 31 December 2000, has been split in two:

- the portion corresponding to an "internal risk of loss" resulting from Crédit Agricole Group's internal financial mechanisms, is now included in the general reserves for expenses and losses (see paragraph 2.1.6 and note 17),
- only the portion of the home purchase savings reserve covering an economic or global interest-rate risk arising out of the bank's home purchase savings business has been maintained in the Fund for General Banking Risks (note 18).

Crédit Agricole S.A. has established a specific Fund for General Banking Risks, in view of the size of the possible risk to its future operations arising in connection with its home purchase savings liabilities.

Following the internal financial reforms described in note 1.2, Crédit Agricole S.A. no longer carried the risks associated with this activity for the portion of funds collected which it retrocedes to the Regional Banks.

This Fund for General Banking Risks (note 18) is constituted during the saving phase and computed on the basis of the theoretical loans outstanding to which these savings could give rise, applying to these outstandings a "rate of possible loss" representing the difference between the expected market interest rate and the cost of home purchase savings funds.

This "rate of potential loss" is calculated depending on the nature of the funds collected and is re-estimated at each balance sheet date in the light of changes in the variables used in the calculation.

The reserves in this Fund for General Banking Risks are reversed according to the theoretical repayment time frame for mortgage lending based on home purchase loans (i.e. four years for home purchase savings accounts, and six years for home purchase savings plans).
Further, the Funds for General Banking Risks generally comprise an allowance for operational risk in addition to the general contingency reserves.
They also comprise an allocation to the Fund for Liquidity and Solvency Banking Risks to enable Crédit Agricole S.A. to discharge its duties as central body.

2.1.8 - Financial instruments and derivatives transactions

Transactions in financial instruments, derivatives and futures in relation to interest rates, foreign exchange or shares, including hedging transactions, are recorded in accordance with Comité de la Réglementation Comptable Regulations 88-02 and 92-04. Commitments relating to these items are recorded as off-balance sheet items at their nominal value.
Gains and losses on such transactions are recorded according to the type of instrument and the purpose of the transaction:

- Hedging transactions:

Realised gains and losses are reflected in the income statement in the same manner and under the same heading as the item covered.
Gains and losses on financial futures intended to hedge Crédit Agricole S.A.'s overall interest rate position are reflected in the income statement under "Interest receivable (payable) and similar income (expense) - Other interest income (expense)".
Unrealised gains and losses are not recorded.

- Trading:

Financial instruments traded on organised exchanges and similar markets, or included in the trading portfolio (as defined by CRC Regulation 92-04), that are still outstanding are marked to market at the balance sheet date.
Gains or losses (both realised and unrealised) are recorded in the income statement according to the nature of the transaction either as "Net income (loss) from trading transactions – Securities and derivatives" or "Net income (loss) from trading transactions – Foreign exchange".
Gains or losses on instruments traded on markets with limited liquidity and on isolated open positions are recorded when realised or pro rata temporis. At year-end an allowance is booked to cover any unrealised loss.

2.1.9 - Transactions in foreign currencies

Monetary assets and liabilities denominated in foreign currencies, along with forward exchange contracts for hedging purposes which are reported as off-balance sheet commitments, are translated at the year-end exchange rates.
Capital funds allocated to branches, fixed assets in offices abroad, securities available for sale and unconsolidated investment and equity securities expressed in foreign currencies bought against euros are translated at the rate in effect at the transaction date. Adjustment to year-end rates is made for securities available for sale only.
Additional provisions may be made when the value of unconsolidated foreign investments of Crédit Agricole S.A. is impaired due to long-lived depreciation of foreign currencies.
Expenses and income paid or received are recorded at the rate in effect at the date of the transaction; accrued expenses and income not yet paid or collected are translated at year-end rates.
At the balance sheet date, forward foreign exchange contracts are valued at market forward rates for the currency concerned. Gains or losses are recorded in the income statement under "Net income (loss) from trading transactions – Foreign exchange".

2.1.10 - Foreign branches

Branches maintain their own independent accounts in accordance with local rules and regulations.

At accounts closure date, branch balance sheets and income statements are restated in accordance with French accounting rules, translated into euros, and consolidated with the accounts of their parent company after elimination of intra-group items.
The following rules are applied in translating accounts to euros:

- balance sheet items other than capital funds are translated at year-end closing rate,
- capital funds are translated at the historical recorded rate,
- expenses and income are translated at the average rate for the period.

In the unconsolidated accounts, potential translation gains or losses are recorded in the balance sheet under "Other assets (liabilities), sundry accounts and prepaid expenses (unearned income)". In the consolidated accounts, these amounts are recorded under "translation adjustments" and included in Group capital.

2.1.11 - Bank premises and equipment

Land is recorded at purchase cost.
Buildings and equipment are recorded at purchase cost less depreciation since the related asset entered service and after deduction of any additional allowance for depreciation booked after their entry into service.
Software purchased is recorded at purchase cost less depreciation or less any allowance for depreciation booked after purchase date.
Proprietary software is recorded at development cost less depreciation or allowances for depreciation booked after completion date.
Fixed assets are amortised over their estimated useful life.
The recommended amortisation periods in the consolidated accounts are as follows:

- Software: 3 years,
- Computer hardware: 5 years,
- Office furniture: 10 years,
- Vehicles: 4 years,
- Other equipment: 5 years,
- Fixtures and fittings: 10 years,
- Buildings: 33.33 years.

Exceptional amortisation charges, corresponding to tax-related charges and not to any real impairment in the value of the asset, are cancelled in the consolidated financial statements.

2.1.12 - Revaluation of assets

The legal revaluation of assets in 1978 had no material impact on the accounts of Crédit Agricole S.A. Other revaluations have not been adjusted and any surplus is recorded in revaluation reserves.

2.1.13 - Retirement indemnities and pre-retirement leave

The cost of lump sum indemnities required to be paid to employees on retirement is included under "General reserves for expenses and losses" in liabilities.
The amount of this reserve corresponds to liabilities toward the personnel of the Crédit Agricole S.A. Group employed by it at year-end, subject to the Crédit Agricole S.A. Group collective agreement that took effect on 1 July 1990, and who are not covered by the contracts entered into with an insurance company.
This reserve results from the multiplication of three factors: the vested rights of employees (based on number of years employed and reference salary), the probability of the employee's presence in the firm at the date of payment of entitlements (based on life expectancy and employee turnover) and the discount rate applied.
A reserve to cover the cost of pre-retirement leave is also included in the "General reserves for expenses and losses". This reserve covers the additional discounted cost of the 1 October 1993 Agreement, which was extended on 28 June 1995, and of the 1 July 1997 Agreement extended on 25 November 1999. Under these agreements, Crédit Agricole S.A. Group employees aged 54 and over may request to be dispensed from work.

2.1.14 - Pension schemes

French employers contribute to a variety of compulsory pension schemes. Funds in these schemes are managed by third-party organisations and Crédit Agricole S.A. Group companies have no liabilities towards them beyond their current contributions.

Certain Group companies are liable for supplementary pension payments to employees. An appropriate amount is set aside based on actuarial calculations and is included in "General reserves for expenses and losses".

2.1.15 - Employee profit-sharing and incentive scheme

Costs relating to the statutory employee profit-sharing scheme are expensed in the year that rights accrue to employee.

An incentive scheme for employees was introduced on June 28, 1999.

These costs are included under "Personnel costs".

Allowance is made in the consolidated financial statements for the income tax credit resulting from the deduction of such expense for tax purposes only in the following year.

2.1.16 - Extraordinary items

Only extraordinary, non-recurring items are so classified.

Extraordinary items recorded at 31 December 2001 reflect:

- the new 50% decentralisation rate for home purchase savings schemes and related lending, and for the corresponding advances to the Regional Banks (note 1.2),
- changes decided by the Board of Directors of Crédit Agricole S.A. in the Regional Banks' lending margin for the non-decentralised portion of their lending, entailing a reduction in the anticipated "internal rate of loss" on home purchase savings schemes (note 36).

2.1.17 - Corporate income tax

Crédit Agricole S.A. introduced a tax consolidation mechanism in 1990. At 31 December 2001, 100 subsidiaries had signed a tax consolidation agreement with Crédit Agricole S.A. Under these agreements, each tax consolidated company recognises in its financial statements the tax debt for which it would have been liable in the absence of tax consolidation.

Adopting a conservative approach, deferred taxation is recorded in the financial statements of individual companies solely in the case of economic interest groupings ("GIE"). Estimates of these deferred tax charges recorded in the individual financial statements of member companies make due allowance for the probable date of payment of the tax charge.

Having regard to the tax measures enacted on 31 December 2001, deferred corporate income tax in respect of financial years 2002 and after is calculated to include the 3% and 3.33% corporation tax surcharges.

2.1.18 - Off-balance sheet items

As stated in note 1 (Legal and financial background), Crédit Agricole S.A. acts as Crédit Agricole Group's central body and is thus subject to the obligations laid down in the Banking Act. The commitments given in that capacity are recognised off-balance sheet, as are the commitments subscribed by the Regional Banks pursuant to the agreement signed in 1988, whereby they guarantee the solvency and liquidity of the central body.

The published statements of off-balance sheet commitments and guarantees does not set out details of commitments in respect of financial futures or foreign exchange transactions. Nor does it refer to commitments received in respect of treasury bonds or equivalent or other securities deposited as collateral. These items are discussed in a note to the consolidated financial statements.

Note 2.2 - Accounting rules specific to the consolidated financial statements

French Regulations concerning consolidation rules

The Crédit Agricole S.A. Group applies Comité de la Réglementation Comptable Regulation 99-07 on the rules governing the consolidation of business enterprises subject to the Comité de la Réglementation Bancaire et Financière.

The following principles are applied, pursuant to this Regulation:

- All subsidiaries exclusively controlled by Crédit Agricole S.A. and engaged in businesses representing an extension of banking and financial activities, or related activities, are fully consolidated. This notably applies to insurance companies, "sociétés de moyen" (pooled resources ventures), and property development companies.
- The 25% interest held by Crédit Agricole S.A. in the capital of the Regional Banks has been consolidated by the equity method.

The equity method has also been applied in accounting for subsidiaries and affiliates held directly by the Regional Banks.

- Deferred taxation is booked whenever a timing difference is identified.

As an exception, this rule has not been applied to special cases when strict application would have not have yielded a fair view of the assets and financial condition of the Crédit Agricole S.A. Group.

The financial statements of consolidated companies are restated in order to comply with the accounting, valuation and presentation rules in use in the Crédit Agricole S.A. Group. Pursuant to CRC Regulation 99-07, the accounting principles and valuation rules applicable to non-banking activities have been maintained in the consolidated financial statements of Crédit Agricole S.A. Group. Insurance activity, for example, has been included in the consolidated accounts according to the methods and principles laid down in the French Insurance Code, and in CRC Regulation 2000-05 concerning the rules for the consolidation of insurance companies.

Presentation of summarised consolidated documents

For accounts pertaining to the financial years starting on 1 January 2001 and after, the Crédit Agricole S.A. Group applies all of the provisions contained in CRC Regulation 2000-04 concerning the summarised consolidated documents of business enterprises governed by the Comité de la Réglementation Bancaire et Financière.

To that end, it has made the following change in presentation relative to the financial year-ended 31 December 2000: provisions, irrecoverable bad debts and recoveries on amortised receivables with respect to interest due on doubtful loans are now recorded in "Interest receivable and similar income" in the income statement, and no longer in "risk-related costs".

Change of method relating to Fund for General Banking Risks for home purchase savings schemes

In response to a request for justifications formulated by the Commission des Opérations de Bourse, since the half-yearly accounts closure at 30 June 2001, the Crédit Agricole S.A. Group no longer recognises deferred taxation relating to the Fund for General Banking Risks for home purchase savings schemes.

Consequently, a recovery has been made from the stock of deferred taxation at 31 December 2000 via a EUR 328.35 million reduction in shareholders' equity (note 20).

2.2.1 - Principles and methods of consolidation

2.2.1.1 - Scope of consolidation

The consolidated financial statements include the accounts of Crédit Agricole S.A. and those of all companies whose consolidation has a material impact on the overall consolidated financial statements.

In application of the general principles set forth in CRC Regulation 99-07, the significance of this impact is assessed in the light of a range of criteria including the volume of the profits or shareholders' equity of the company to be consolidated in relation to the profits or shareholders' equity of the consolidated Group.

A company is considered to be material when it meets the following criteria:

- total assets exceed EUR 10 million or 1% of the assets of the consolidated subsidiary holding the investment;

• Crédit Agricole S.A. directly or indirectly holds more than 20% of the voting rights.

Shareholdings in industrial companies whose shares are held within the framework of financing operations are not included within the scope of consolidation.

Equity investments in closed property companies that do not meet consolidation criteria, together with capital funds, loans and advances made to them, are classified as long-term investments under assets in the consolidated balance sheet.

With respect to dedicated mutual funds, the Crédit Agricole S.A. Group has opted for the exceptional regime provided for under CRC Regulation 99-07 which allows it not to consolidate these entities.

Accordingly, no sum was reinvested in mutual funds of this type in existence at 31 December 1999, and a commitment has been made to exit or to close down these mutual funds by the close of 2004 at the latest.

Similarly, in compliance with CRC Regulation 2000-05 regarding consolidation of insurance companies, the Crédit Agricole S.A. Group does not consolidate mutual funds under exclusive control held by insurance companies, insofar as these mutual funds serve to represent those companies' commitments to policyholders.

The resulting scope of consolidation satisfies the criteria laid down in French banking regulations.

2.2.1.2 - Methods of consolidation

• Companies controlled exclusively by the Group are fully-consolidated.

Exclusive control is defined as the power to direct the financial and operational policies of a subsidiary.

Full consolidation consists of substituting for the book value of investments, the underlying assets and liabilities of the subsidiary companies concerned under the relevant balance sheet headings. Minority interests in shareholders' equity and income are shown separately on the liabilities side of the consolidated balance sheet and income statement.

• Companies over which the Group wields significant control are accounted for by the equity method.

Significant influence is defined as the power to take part in the setting of a company's financial and operational policies without controlling them.

The equity method consists of adjusting the book value of investments to an amount representing Crédit Agricole S.A.'s interest in the shareholders' equity and net income of the companies concerned.

• Companies controlled jointly with other partners are consolidated by the proportional method.

Joint control is defined as the sharing of control over a company operated jointly among a limited number of partners or shareholders such that the company's financial and operational policies are the result of agreement among them.

This method consists of substituting for the book value of investments, under the relevant headings in the financial statements, a proportion of the underlying assets, liabilities and income of the consolidated companies concerned representing the percentage of their equity held.

With respect to insurance operations, the specific accounting principles applicable to this activity have been retained and the following presentational rules are applied:

Balance sheet items

• "insurance companies' investments" comprise all "investments" items recorded in the assets of consolidated insurance companies, together with accrued interest not yet matured, amortised discounts and premiums recognised on secured, and accrued rental income not yet matured;

• "other assets related to insurance activities" comprise direct insurance accounts receivable, reinsurance accounts receivable, technical reinsurance valuations, deferred acquisition expenses, together with translation adjustments recorded in the assets of consolidated insurance companies;

• "reinsurers' share in technical reserves" corresponds to "ceding companies' and retroceding companies' share of in technical reserves" shown in the assets of consolidated insurance companies;

• "insurance companies' technical reserves" comprise all gross technical reserves shown in the liabilities of consolidated insurance companies;

• "other liabilities related to insurance activities" comprise debts for cash held on deposit from ceding and retroceding companies in return for technical liabilities, direct insurance accounts payable, reinsurance accounts payable, technical reinsurance valuations, deferred commissions received from reinsurers, and translation adjustments shown in the liabilities of consolidated insurance companies.

The balance sheet items of consolidated insurance companies, other than the above, are added to the relevant items under assets or liabilities in the balance sheet of the Crédit Agricole S.A. Group.

Off-balance sheet items

Off-balance sheet items include guarantees received and given by the consolidated insurance companies, with the exception of assets belonging to provident insurance institutions or held for third parties. These guarantees are recorded in "Guarantees given relating to insurance activities" and "Guarantees received relating to insurance activities".

Income statement items

"Gross margin on insurance activities" comprises the following items contained in the income statements of consolidated insurance companies:

• earned premiums or subscriptions paid or provided;

• claims expenses, net of cessions and retrocessions (including changes in provisions and policyholders' share of with-profits contracts, excluding administrative expenses);

• net allocated revenues from investments.

Where other expenses and income are concerned, the classification by type of expenses and income applied under banking regulations is substituted for the insurance industry method of classification by purpose. As an exception to this rule, allowances for amortisation and changes in provisions for insurance companies' investments are maintained in the calculation of the gross margin on consolidated insurance activities.

2.2.2 - Consolidation adjustments and eliminations

Adjustments involving significant amounts have been made to ensure consistency in valuation methods applied to the financial statements of consolidated companies.

Crédit Agricole internal transactions affecting the consolidated balance sheet, off-balance sheets and income statement have been eliminated.

Capital gains or losses arising from transfers of assets between consolidated companies are eliminated. However, justifiable losses are maintained in the financial statements, and capital gains resulting from asset disposals at reference prices determined independently of the Group are treated as surpluses arising on asset revaluations. They are taken to income, when disposed of outside the Group.

Regulated reserves and allowances are reclassified to reserves and income, net of any deferred tax.

Crédit Agricole S.A. records its Fund for General Banking Risks in the consolidated financial statements.

2.2.3 - Translation of subsidiaries' financial statements expressed in foreign currencies

Financial statements of subsidiaries expressed in foreign currencies are translated into euros as follows:

• balance sheet items other than components of shareholders' equity are translated at the year-end closing rate. The exchange rate applied in the special case of the Argentine peso, whose convertibility was interrupted between 21 December 2001 and 10 January 2002, was established on the basis of the average exchange rate recorded during the first three days after resumption of dealing on the London Stock Exchange on 11, 14 and 15 January 2002;

• components of their shareholders' equity are translated at historical rates;

• expenses and income are translated at the average rate for the period. In the special case of the Argentine peso, the average rate for the period was set at a parity of one peso for one dollar.

Gains and losses arising as a result of differences between historical or average and year-end rates are recorded under "Foreign exchange translation adjustments" in "Consolidated reserves and retained earnings".

2.2.4 - Goodwill

The excess of cost over the book value of the underlying net assets of the subsidiary and affiliated companies at the time of their acquisition is first attributed to the relevant assets, as appropriate; the unallocated balance is accounted for as "Goodwill".

Goodwill is not recorded in respect of the initial consolidation of subsidiaries formed by the Group.

The amortisation period for goodwill recognised on Crédit Agricole S.A. Group subsidiaries depends on the type of activity and geographical location of the company acquired, and the expected return on investment at the time of acquisition. Amortisation periods used vary between five and twenty years.

Badwill is recorded in "General reserves for expenses and losses".

2.2.5 - Deferred tax

2.2.5.1 - General principles

Deferred tax arises from timing differences between the recognition of income and expense items for financial reporting and tax purposes and from consolidation adjustments.

The liability method of accounting for deferred taxes is used to determine the impact on the income statement.

Under the conservative accounting approach adopted, future benefits of tax loss carry-forwards are not recognised in the computation of deferred tax, except where there is a very strong probability of recovery against future taxable income.

Deferred tax related to Crédit Agricole S.A. Group has been computed to include the effect of the 3% and 3.33% surcharges applicable for 2002 and subsequent years. The evaluation of deferred tax takes into consideration the probable date of payment.

Where appropriate, allowance is made for their membership of a tax-consolidated Group when determining the tax situation of consolidated entities. This applies in particular to Crédit Agricole Indosuez and to certain of its subsidiaries, and also for first-time consolidations and deconsolidations.

The net deferred tax credit appears on the balance sheet under "Other assets, sundry accounts and prepaid expenses".

2.2.5.2 - Main constituent items

The main items constituting deferred tax are:

• Deferred tax charges: unrealised gains on leasing transactions, allocations of retained earnings allowed as deductions for corporate income tax purposes, accrued income on securities available for sale, unrealised losses on mutual funds valued at market prices for tax purposes, and income and subsidies for amortisation;

• Deferred tax credits: depreciation and amortisation expenses deductible in subsequent periods, the reserve for "internal home purchase savings scheme risks" recorded in the Crédit Agricole S.A. financial statements (parent company), and unrealised gains on mutual funds.

2.2.5.3 - Deferred tax and distribution of earnings of subsidiaries

The deferred tax charge arising in connection with the distribution of intra-group dividends known at the accounts closing date falls mainly under the rules governing dividends paid to "parent companies" by their subsidiaries (as defined by applicable tax legislation).

The amounts concerned are not material and therefore no deferred tax liability is recorded in this respect. However, deferred tax is recorded in respect of corporation tax payable on the compulsory distribution of earnings of SICOMIs (industrial and commercial property leasing companies).

No provision is made in the consolidated financial statements for any taxation payable in the event of distribution of the retained earnings of subsidiaries and affiliated companies, such undistributed earnings being considered to be permanently invested.

The additional tax charge payable in the event of distribution of long-term capital gains reserves (which are taxed at a special long-term rate) is not provided for as it is not the policy of the Group to distribute such gains.

2.2.6 - Leasing transactions

Outstandings, income and expenses arising from leasing transactions are presented separately in the financial statements and are determined according to financial accounting methods.

Unused reserves, constituted by the excess of book depreciation over the true underlying financial amortisation of the capital invested, are reincorporated into consolidated assets under "lease financing".

The net change in these reserves is credited or debited to current year earnings, net of the related deferred tax effect.

Property held by consolidated entities under financial leases with purchase option is classified on the balance sheet under "intangible assets, bank premises and equipment".

2.2.7 - Other items

2.2.7.1 - Preliminary expenses

Preliminary expenses (e.g. company setting-up costs) are expensed in the year incurred, including for tax purposes.

2.2.7.2 - Bond issuance expenses

Bond issuance expenses are expensed in the year incurred, as distinct from the "preferential" method set out in Comité de la Réglementation Comptable Regulation 99-07.

2.2.7.3 - Depreciation

Accelerated depreciation allowable for tax purposes is not restated if justifiable on economic grounds.

2.2.7.4 - Revaluation differences

Deferred tax related to revaluation differences arising on consolidation is not recorded in cases where there is no intention to sell the business acquired.

Note 2.3 - Scope of consolidation

2.3.1 - Change in scope of consolidation of Crédit Agricole S.A. Group

The scope of consolidation at 31 December 2001 comprised 286 subsidiaries and affiliated companies (compared with 179 one year previously).

The main changes in the year are detailed below:

1. First-time consolidations at 31 December 2001

Companies consolidated following acquisition or additional purchases of shares:

- 47 Crédit Agricole Regional Banks (nb: Crédit Agricole S.A. has not acquired an equity interest in the Regional Bank of Corsica).
- The direct subsidiaries of the Regional Banks, except for:
  - Midi Toulousain Développement Immobilier (a subsidiary of the Toulouse Midi Toulousain Regional Bank, whose shares have been sold).
  - Patrimoine Compagnie (a subsidiary of the Toulouse Midi Toulousain Regional Bank, whose shares have been sold).
  - Toulouse Promotion Immobilière (a subsidiary of the Toulouse Midi Toulousain Regional Bank, whose shares have been sold).
  - Camiscefi (a subsidiary merged with the Sud Alliance Regional Bank).
  - Assurance Risque CA (ARCA) (a subsidiary absorbed by the Loire – Haute Loire Regional Bank).
- Banco del Desarrollo.
- CA Deveurope BV.
- Crédit Agricole Indosuez (Egypt) SAE.
- EFL.
- Lukas Bank.

- Lukas SA.
- Partran.
- Rue Impériale de Lyon.
- SCI La Baume.
- Tranquilidade.
- Tranquilidade Vida.

Newly-formed companies:

- Alsolia.
- Crédit Agricole Indosuez Conseil S.A.
- Doumer Finance SAS.

Regulatory notification thresholds crossed:

- Unibiens.

2. Deconsolidations at 31 December 2001

Companies sold outside the Group:

- Immobanque.
- Indosuez Holding SCA I.
- Indosuez Management Luxembourg I.
- InterAtlântico S.A. (IASA).
- Percinvest.

Application of notification thresholds or cessation of business:

- Caisse locale de développement de Basse-Terre.
- Caisse locale de développement de Grande-Terre.
- Caisse locale de développement de la Martinique.
- Caisse locale de développement de l'Yonne.
- Cotentin Portefeuille.
- Crédit Agricole do Brasil.
- Doumer Euterpe.
- Icare Holding snc.
- Ucabail Italia.
- Varmat.

Merged with or absorbed by another Group entity:

- Agrinova merged with IDIA Participations.
- Castofi merged with Menafinance.
- Credigen merged with Credigen Bank.
- Banque CAI Suisse absorbed by CAI (Suisse) S.A.
- Ceparfim absorbed by Crédit Agricole Indosuez.
- Haussmann Patrimoine absorbed by BGP Indosuez.

3. Change in method of consolidation

The following companies: SCI du Bois sauvage, SCI de la Grande-Verrière, SCI du Petit Bois, SCI du Rond-point and SCI Écoute s'il pleut form the SCI Groupe Sofinco consolidation sub-group.

Altura, formerly included in the CARR Futures sub-group, is now consolidated individually.

Due to changes in the type of influence exercised by CAIC over its subsidiary Holding Cholet Dupont, the consolidated accounts of the Cholet Dupont sub-group are accounted for by the equity method, whereas previously the accounts of Holding Cholet Dupont were fully consolidated.

Further, the accounts of the Flétirec sub-group have been fully consolidated with effect from 1 January 2001, whereas previously they were accounted for by the equity method.

Finally, as a result of the share swap in 2001, CPR Production, CPR's asset management company, is fully consolidated in the accounts of the Crédit Agricole S.A. Group.

The insurance company Pacifica is now fully consolidated following its takeover by Crédit Agricole S.A.

The insurance company Amacam is now fully consolidated following its takeover by Crédit Agricole S.A.

CA Investor Services Fund Administration (ex-Fastnet France) is now fully consolidated following its takeover by Crédit Agricole Asset Management.

Banco ACAC is now fully consolidated following the increase in the voting rights held by Crédit Agricole S.A.

4. Change of registered name

- CA Asset Management Italia is now CA Asset Management SpA.
- CAI Cheuvreux Germany is now CAIC Deutschland GmbH.
- Crédit Français International (CFI) is now Compagnie Financière Internationale (CFI).
- Fastnet France S.A. is now Crédit Agricole Investor Services Fund Administration Fastnet.

- Fidagest SGR Spa is now CA Asset Management Italia Spa.
- Finanziaria Indosuez SIM SpA is now CAI Holding SpA.
- ICSESA is now CAIC Espana, S.A., SVB.
- Idia is now IDIA Participations.
- Indocam is now Crédit Agricole Asset Management (CA-AM).
- GIE Indocam Investissements Techniques et Services (IITS) is now Segespar. Informatique Technique Services (SITS).
- Indocam Singapore Ltd is now CA Asset Management Singapore Ltd.
- Indocam Hong Kong Ltd is now CA Asset Management Hong Kong Ltd.
- Indocam Japan Ltd is now CA Asset Management Japan Ltd.
- Indocam International Investment Services (IIIS) is now CA Asset Management U.S Advisory Services.
- Intesa is now IntesaBci.
- Premium is now CA Asset Management Ltd.
- SCI Écoute S'il Pleut is now SCI Groupe Sofinco.
- CAI Merchant Bank Singapore is now CA Merchant Bank Asia Ltd.

Note 2.3.2 - Crédit Agricole S.A. scope of consolidation

		Location	Consolidation method	Control %			Ownership %		
			31/12/01	31/12/01	31/12/00	31/12/99	31/12/01	31/12/00	31/12/99
Credit and financial institutions									
Crédit Agricole S.A.		France	Parent	100.0	100.0	100.0	100.0	100.0	100.0
Agos Itafinco (ex-Agos)		Italy	Full	70.0	70.0	70.0	74.5	54.2	47.9
Al Bank Al Saudi Al Fransi - BSF		Saudi Arabia	Equity	31.1	31.1	31.1	31.1	31.1	31.1
Aisolia	In	France	Equity	34.0			33.9		
Altra Banque (ex-UI Banque)		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
Banco Acac		Uruguay	Full*	64.4	30.0	30.0	49.6	30.0	30.0
Banco Bisel	(1)	Argentina	Full	69.9	69.9	61.6	69.9	69.9	61.6
Banco Del Desarrollo	In	Chili	Equity	23.4			23.4		
Bankoa	In	France	Equity	30.0			28.1		
Banque CAI Suisse	(e)	Switzerland	Equity		100.0			100.0	
Banque Chalus	In	France	Equity	25.0			25.0		
Banque française de l'Orient		France	Full	100.0	100.0	40.0	99.3	99.3	46.6
Banque libano-française SAL		Lebanon	Full	51.0	51.0	50.9	51.0	50.9	50.9
Beneficial Bank		Germany	Full	100.0	100.0	100.0	99.8	49.9	35.0
BES (Banco Espirito Santo)	(b)	Portugal	Equity	8.8	9.2	6.1	22.3	22.3	19.1
BFC Antilles Guyane		France	Full	100.0	100.0	100.0	99.6	99.6	99.6
BFT (Banque de financement et de trésorerie)		France	Full	95.8	67.7	68.3	95.8	67.7	68.3
BFT Gestion		France	Full	100.0	100.0	100.0	95.8	67.7	68.3
BGP Indosuez		France	Full	99.9	99.9	99.9	99.9	99.9	99.9
CA Asset Management Hong-Kong Ltd (ex-Indocam Hong-Kong Ltd)		China	Full	100.0	100.0	100.0	99.7	62.5	62.5
CA Asset Management Italia Spa (ex-Fidagest SGR Spa)		Italy	Full	100.0	100.0		99.9	92.5	
CA Asset Management Japan Ltd (ex-Indocam Japan Ltd)		Japan	Full	100.0	75.0	75.0	99.7	46.9	46.9
CA Asset Management Singapore Ltd (ex-Indocam Singapore Ltd)		Singapore	Full	100.0	100.0	100.0	99.7	62.5	62.5
CA Asset Management US Advisory services (ex-IIS)		France	Full	100.0	99.9	99.9	99.7	62.5	62.5
CA SA Securities		Jersey	Full	99.9	99.9	99.9	99.9	99.9	99.9
CA Asset Management Ltd (ex-Premium)		United Kingdom	Full	100.0	100.0		99.7	62.5	
CA do Brasil	Out	Brasil	Full		100.0	100.0		100.0	100.0
CA Merchant Bank Asia ltd (ex-CAI Merchant Bank Singapore)		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Australia Ltd		Australia	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Turk Bank AS		Turkey	Full	100.0	99.9	99.9	100.0	99.9	99.9
Caisse Régionale Alpes-Provence	In	France	Equity	25.0			25.0		
Caisse Régionale Calvados	In	France	Equity	25.0			25.0		
Caisse Régionale Cantal	In	France	Equity	25.0			25.0		
Caisse Régionale Charente-Maritime - Deux-sèvres	In	France	Equity	25.0			25.0		
Caisse Régionale Charente Périgord	In	France	Equity	25.0			25.0		
Caisse Régionale Côte-d'Or	In	France	Equity	25.0			25.0		
Caisse Régionale Côtes d'Armor	In	France	Equity	25.0			25.0		
Caisse Régionale Finistère	In	France	Equity	25.0			25.0		
Caisse Régionale Franche-Comté	In	France	Equity	25.0			25.0		
Caisse Régionale Quercy Rouergue	In	France	Equity	23.9			23.9		
Caisse Régionale Alsace Vosges	In	France	Equity	24.9			24.9		

Note 2.3.2 - Crédit Agricole S.A. scope of consolidation (continued)

		Location	Consolidation method 31/12/01	Control % 31/12/01	Control % 31/12/00	Control % 31/12/99	Ownership % 31/12/01	Ownership % 31/12/00	Ownership % 31/12/99
Caisse Régionale Anjou et Maine	In	France	Equity	25.0			25.0		
Caisse Régionale Aquitaine	In	France	Equity	25.0			25.0		
Caisse Régionale Brie	In	France	Equity	25.0			25.0		
Caisse Régionale Centre Est	In	France	Equity	25.0			25.0		
Caisse Régionale Centre France	In	France	Equity	25.0			25.0		
Caisse Régionale Centre Loire	In	France	Equity	25.0			25.0		
Caisse Régionale Centre Ouest	In	France	Equity	25.0			25.0		
Caisse Régionale Champagne Bourgogne	In	France	Equity	25.0			25.0		
Caisse Régionale des Savoie	In	France	Equity	25.0			25.0		
Caisse Régionale Gard	In	France	Equity	25.0			25.0		
Caisse Régionale Guadeloupe	In	France	Equity	27.5			27.5		
Caisse Régionale Ille-et-Vilaine	In	France	Equity	25.0			25.0		
Caisse Régionale Loire-Atlantique	In	France	Equity	25.0			25.0		
Caisse Régionale Loire - Haute-Loire	In	France	Equity	25.0			29.2		
Caisse Régionale Lorraine	In	France	Equity	25.0			25.0		
Caisse Régionale Martinique	In	France	Equity	28.1			28.1		
Caisse Régionale Midi	In	France	Equity	25.0			25.0		
Caisse Régionale Morbihan	In	France	Equity	25.0			25.0		
Caisse Régionale Nord	In	France	Equity	25.0			25.0		
Caisse Régionale Nord-Est	In	France	Equity	24.4			24.4		
Caisse Régionale Normand	In	France	Equity	25.0			25.0		
Caisse Régionale Normandie-Seine	In	France	Equity	25.0			25.0		
Caisse Régionale Oise	In	France	Equity	25.0			25.0		
Caisse Régionale Paris et Ile-de-France	In	France	Equity	25.0			25.0		
Caisse Régionale Pas-de-Calais	In	France	Equity	25.0			25.0		
Caisse Régionale Provence Côte d'Azur	In	France	Equity	24.6			24.6		
Caisse Régionale Pyrénées-Gascogne	In	France	Equity	24.7			24.7		
Caisse Régionale Réunion	In	France	Equity	25.0			25.0		
Caisse Régionale Somme	In	France	Equity	25.0			25.0		
Caisse Régionale Sud Alliance	In	France	Equity	25.1			25.1		
Caisse Régionale Sud Méditerranée	In	France	Equity	25.2			25.2		
Caisse Régionale Sud Rhône-Alpes	In	France	Equity	25.0			25.0		
Caisse Régionale Toulouse Midi Toulousain	In	France	Equity	25.0			25.0		
Caisse Régionale Touraine et Poitou	In	France	Equity	25.0			25.0		
Caisse Régionale Val de France	In	France	Equity	25.0			25.0		
Caisse Régionale Vendée	In	France	Equity	25.0			25.0		
CAL FP (Holding)		United Kingdom	Full	50.0	50.0	50.0	75.0	75.0	75.0
CAL FP Bank		United Kingdom	Full	100.0	100.0	100.0	75.0	75.0	75.0
CAL FP US		United States	Full	100.0	100.0	100.0	75.0	75.0	75.0
Castofi	(e)	France	Proportional		49.0	49.0		24.5	17.2
CLD de Basse-Terre (Guadeloupe)	Out (d)	France	Full		97.7	97.7		97.7	97.7
CLD de Grande-Terre (Guadeloupe)	Out (d)	France	Full		97.9	97.9		97.9	97.9
CLD de la Corse		France	Full	99.7	99.7	99.7	99.7	99.7	99.7
CLD de la Martinique	Out (d)	France	Full		85.6	85.3		85.6	85.3
CLD de l'Yonne	Out (d)	France	Full		97.8	97.8		97.8	97.8
Cofam	In	France	Equity	25.0			29.2		
Cogenec		Monaco	Full	100.0	100.0	100.0	100.0	100.0	100.0
Copagefi (Cie parisienne de gestion financière)		France	Full	100.0	100.0	100.0	99.5	99.5	99.4

Note 2.3.2 - Crédit Agricole S.A. scope of consolidation (continued)

		Location	Consolidation method	Control %			Ownership %		
			31/12/01	31/12/01	31/12/00	31/12/99	31/12/01	31/12/00	31/12/99
Cotentin Portefeuille	Out	France	Full		100.0	100.0		90.0	90.0
CPR (Cie Parisienne de Réescompte)		France	Full	95.0	88.5	29.7	95.0	88.5	29.7
Credibom		Portugal	Equity	40.0	40.0	40.0	39.9	20.0	14.0
Credigen	(e)	Hungary	Full		100.0	80.0		49.9	28.0
Credigen Bank		Hungary	Full	100.0	100.0		99.8	49.9	
Crédit Agricole Asset Management (ex-Indocam)		France	Full	100.0	100.0	100.0	99.7	62.5	62.5
Crédit Agricole Épargne Salariale		France	Full	99.9	99.9	99.9	99.6	62.4	62.4
Crédit Agricole Financement		Switzerland	Equity	45.0	20.0		40.0	20.0	
Crédit Agricole Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez (Egypt) SAE	In	Egypt	Full	75.0			75.0		
Crédit Agricole Indosuez (Suisse) SA		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Luxembourg		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Mer Rouge		Djibouti	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Foncier de Monaco		Monaco	Full	77.1	77.1	77.9	75.9	75.9	76.7
Crédit Foncier de Monaco France		France	Full	100.0	100.0	100.0	87.3	87.2	87.6
Crédit Français International (CFI)		France	Full	100.0	100.0	100.0	95.8	67.7	68.3
EPEM		United States	Full	100.0	58.0		99.7	36.3	
Financière Lapérouse		France	Full	77.2	77.2	77.2	77.2	77.2	77.2
Finanziaria Indosuez International Ltd		Gibraltar	Full	100.0	100.0		100.0	100.0	
Finconsum		Spain	Equity	45.0	45.0		44.9	22.5	
Foncaris		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Fransabank France		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
Gestion Privée Indosuez (GPI)		France	Full	100.0	100.0	100.0	100.0	99.9	99.9
GFER (Groupement de Financement des Entreprises Régionales)		France	Full	99.9	99.9	99.9	99.9	99.9	99.9
GPF (Groupement des Provinces de France)		France	Full	99.0	99.0	99.0	99.0	99.0	99.0
Indocam Securities Bermuda		Bermuda	Full	100.0	100.0	100.0	99.7	62.5	62.5
Indosuez Indonesia Bank		Indonesia	Full	99.2	91.2	70.0	99.2	91.2	70.0
IntesaBci		Italy	Equity	16.8	16.1	15.0	15.2	14.0	12.9
Lukas Bank	In	Poland	Full	95.0			78.5		
Lukas SA	In	Poland	Full	86.1			80.7		
Menafinance		France	Proportional	50.0	50.0	50.0	49.9	25.0	17.5
Népal Indosuez Bank		Népal	Full	50.0	50.0	50.0	50.0	50.0	50.0
Radian		France	Full	100.0	100.0	100.0	99.6	50.0	50.0
Ribank		Netherlands	Full	100.0	60.0	60.0	99.8	30.0	21.0
Sacam consommation 1		France	Full	100.0	50.0	50.0	100.0	50.0	50.0
Sacam consommation 2		France	Full	100.0	50.0	50.0	100.0	50.0	50.0
Sacam consommation 3		France	Full	100.0	50.0		100.0	50.0	
Sedef		France	Full	100.0	100.0	100.0	99.8	49.9	35.0
Segespar		France	Full	100.0	50.0	50.0	99.6	50.0	50.0
SFCV (Société Française du Chèque de Voyage)		France	Equity	21.0	21.0	21.0	21.0	21.0	21.0
Sircam	In	France	Equity	25.0			29.2		
Sofinco		France	Full	99.8	99.9	70.1	99.8	49.9	35.0
Sofipaca	In	France	Equity	29.3			28.1		
Transfact		France	Full	100.0	77.3	66.0	100.0	77.3	66.0
Unicefi 33	In	France	Equity	25.0			25.0		
Wafasalaf		Morocco	Equity	33.6	33.9	33.4	33.6	16.9	11.7

Note 2.3.2 - Crédit Agricole S.A. scope of consolidation (continued)

		Location	Consolidation method	Control %			Ownership %		
			31/12/01	31/12/01	31/12/00	31/12/99	31/12/01	31/12/00	31/12/99
Stockbrokers									
Altura	In	Spain	Proportional	50.0			50.0		
CAI Cheuvreux		France	Full	100.0	65.0	65.0	99.9	60.0	60.0
CAI Cheuvreux España S.A. (ex-Icsesa)		Spain	Full	100.0	100.0	100.0	99.9	60.0	60.0
CAI International UK		United Kingdom	Full	100.0	100.0	100.0	99.9	60.0	60.0
CAI Securities Inc.		United States	Full	100.0	100.0		100.0	100.0	
CAIC Deutschland Gmbh		Germany	Full	97.5	75.0	100.0	97.4	45.0	60.0
CAIC Italia Sim Spa		Italy	Full	100.0	100.0	100.0	99.9	60.0	60.0
Carr Futures Chicago Inc.		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Futures Pte		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Futures Snc		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Global Advisors Inc.		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Indosuez Asia		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Cheuvreux Nordic AB		Sweden	Full	90.7	81.4	91.2	90.6	48.9	54.7
Groupe Cholet Dupont	(3)	France	Equity	33.4			33.4		
Holding Cholet Dupont Gestion SA	(3)	France	Full		33.4	33.4		20.0	20.0
Insurance									
Amacam		France	Full*	75.0	25.0	25.0	75.0	25.0	25.0
Eda		France	Full	100.0	100.0	100.0	99.8	49.9	35.0
Pacifica		France	Full*	100.0	22.0	22.0	90.0	32.0	32.0
Predica		France	Full	100.0	48.7	48.7	100.0	48.7	48.7
Société d'Assurances du CA Nord-Pas-de-Calais	In	France	Equity	27.5			26.0		
Tranquilidade	In	Portugal	Equity	33.3			33.0		
Tranquilidade Vida	In	Portugal	Equity	30.2			31.5		
Investment companies									
Agrinova	(e)	France	Full		62.4	62.4		62.4	62.4
Bercy Investissements	In	France	Equity	25.0			25.0		
Bercy Participations	In	France	Equity	25.0			25.0		
Bespar		Portugal	Equity	32.1	31.2	30.3	32.1	31.2	30.3
BFC Holding		France	Full	99.6	99.6	99.5	99.3	99.3	99.3
CA Centre France Développement	In	France	Equity	25.0			20.8		
CA Deveurope BV	In	Netherlands	Full	87.8			87.8		
CAI Italia Holding Spa (ex-Finanziaria Indosuez Sim Spa)		Italy	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAL FP Frankfurt		Germany	Full	100.0	100.0	100.0	75.0	75.0	75.0
CAL Maurice		Mauritius	Full	100.0	100.0		75.0	75.0	
Calic		United Kingdom	Full	100.0	100.0	100.0	75.0	75.0	75.0
Camnord Investissement	In	France	Equity	25.0			14.8		
Caparfim	(e)	France	Full		100.0	100.0		100.0	100.0
Cofinep	In	France	Equity	24.4			24.4		
Compagnie financière Midi Toulousain	In	France	Equity	25.0			25.0		
Compagnie française de l'Asie (CFA)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Bourse	In	France	Full	100.0			100.0		
Delfinances		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Doumer Euterpe	Out	France	Full		100.0			100.0	
Doumer Finance SAS	In	France	Full	100.0			100.0		
Fininvest		France	Full	98.3	98.2	98.2	98.3	98.2	98.2
Fletirec		France	Full*	100.0	100.0	100.0	100.0	100.0	100.0

Note 2.3.2 - Crédit Agricole S.A. scope of consolidation (continued)

		Location	Consolidation method	Control %			Ownership %		
			31/12/01	31/12/01	31/12/00	31/12/99	31/12/01	31/12/00	31/12/99
Icauna Finance	In	France	Equity	25.0			24.4		
Icauna SARL	In	France	Equity	25.0			25.0		
ICF Holdings		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0
IDIA Participations		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Immarex		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Air Finance S.A.		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Holding UK Ltd		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez North America Holding		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
IPFO		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ligérienne Mobilière de Placement		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Mescas		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Partran	In	Portugal	Equity	33.3			33.3		
Prestimmo	In	France	Equity	25.0			25.0		
Rue Impériale de Lyon	In	France	Equity	20.5			30.9		
Safec		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sepi	In	France	Equity	25.0			25.0		
Socadif	In	France	Equity	36.2			31.2		
Transimmo	In	France	Equity	25.0			25.0		
UI (Union d'Études et d'Investissements)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Vauban Finance	In	France	Equity	32.3			30.8		
Leasing companies									
Auxifip		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CE Bail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Climauto		France	Full	99.9	99.9	99.9	99.8	74.9	67.5
EFL	In	Poland	Full	50.5			44.3		
Ergifrance		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Etica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Etica Bail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Filease		Hungary	Full	70.0	70.0	70.0	69.9	34.9	24.5
Financière Immobilière Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Immobanque	Out	France	Full		65.0	65.9		52.2	52.6
Leicer		Spain	Full	100.0	100.0	100.0	100.0	100.0	100.0
Locam	In	France	Equity	25.0			29.2		
Réunibail		France	Full	52.0	52.0	52.0	51.9	26.0	18.2
Réuniroute		France	Full	97.5	97.5	97.5	52.0	26.0	18.3
Sofincar		France	Full	100.0	100.0	100.0	99.8	49.9	35.0
Sofinroute		France	Full	100.0	100.0	100.0	99.8	49.9	35.0
Ucabail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ucabail Immobilier		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ucabail Italia	Out	Italy	Full		100.0	100.0		100.0	100.0
Ucalease		France	Full	100.0	100.0	100.0	99.9	75.0	67.5
Unicomi		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unifergie		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unimat		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Tourist/travel activities and real estate development									
SIS (Société Immobilière de la Seine)		France	Full	72.9	54.6	54.6	79.6	63.5	63.5
Unifica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unimo		France	Full	100.0	100.0	100.0	100.0	100.0	100.0

Note 2.3.2 - Crédit Agricole S.A. scope of consolidation (continued)

		Location	Consolidation method	Control %			Ownership %		
			31/12/01	31/12/01	31/12/00	31/12/99	31/12/01	31/12/00	31/12/99
Miscellaneous									
Alli Domes	In	France	Equity	25.0			25.0		
AMT Gie	In	France	Equity	25.0			25.1		
Ariane Crédit	In	France	Equity	25.0			25.0		
Bersol	In	France	Equity	25.0			25.0		
Bois Sauvage Nederland		Netherlands	Full	100.0	100.0	100.0	99.8	49.9	35.0
CA Investor Services Fund Adm. (ex-Fastnet France S.A.)		France	Full*	61.6	45.0	45.0	61.4	28.1	28.1
CA Participations	In	France	Equity	25.0			25.0		
Caapimmo 1	In	France	Equity	25.0			25.0		
Caapimmo 2	In	France	Equity	25.0			25.0		
Caapimmo 3	In	France	Equity	25.0			25.0		
Caapimmo 4	In	France	Equity	25.0			25.0		
Caapimmo 5	In	France	Equity	25.0			25.0		
Caapimmo 6	In	France	Equity	25.0			25.0		
CAI Cheuvreux Gestions		France	Full	100.0	82.0	82.0	99.9	54.4	54.4
CAI Conseil S.A.	In	Luxembourg	Full	100.0			100.0		
CAI Preferred Funding		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAL Asia Pte Ltd		Singapore	Full	100.0	100.0	100.0	75.0	75.0	75.0
Cedicam		France	Full	50.0	50.0	50.0	62.4	50.0	50.0
Centre France Location Immobilière (ex-Avenue Rapp)	In	France	Equity	25.0			25.0		
Cirse	In	France	Equity	25.0			23.1		
CPR Production	In	France	Full	100.0			98.5		
Creagrisere	In	France	Equity	25.0			22.8		
Defitech	In	France	Equity	25.0			29.2		
Defitech Routage et Communication	In	France	Equity	25.0			29.2		
Europimmo	In	France	Equity	25.0			25.0		
Fastnet		Luxembourg	Full	45.0	45.0	45.0	45.0	45.0	45.0
Finasic		France	Full	100.0	100.0	100.0	99.6	50.0	50.0
Gestimocam	In	France	Equity	24.6			24.6		
Haussmann Patrimoine	(e)	France	Full		99.9	99.9		99.7	99.7
Ical	In	France	Equity	25.0			25.0		
Icare	Out	United States	Full		100.0	100.0		100.0	100.0
IIF BV (Indosuez International Finance BV)		Netherlands	Full	100.0	100.0	100.0	100.0	100.0	100.0
Immotaine	In	France	Equity	25.0			25.0		
Indocam Investment Services (IIS)		United States	Full	100.0	100.0	100.0	99.7	62.5	62.5
Indosuez Holding SCA I	(c)	Luxembourg	Full		100.0	100.0		100.0	100.0
Indosuez Holding SCA II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Management Luxembourg I	(c)	Luxembourg	Full		100.0	100.0		100.0	100.0
Indosuez Management Luxembourg II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Inforsud FM	In	France	Equity	24.5			22.8		
Inforsud Gestion	In	France	Equity	24.4			21.5		
InterAtlântico SA (IASA)	Out	Brasil	Proportional		50.0	38.4		61.1	43.6
Logitaine	In	France	Equity	25.0			25.0		
Madison SA	In	France	Equity	25.0			29.1		
Mat Alli Domes	In	France	Equity	25.0			25.0		
Midi Toulousain Développement	In	France	Equity	25.0			25.0		
Midi Toulousain Immobilier	In	France	Equity	25.0			25.0		
Patrimocam	In	France	Equity	24.6			24.6		

Note 2.3.2 - Crédit Agricole S.A. scope of consolidation (continued)

		Location	Consolidation method	Control %			Ownership %		
			31/12/01	31/12/01	31/12/00	31/12/99	31/12/01	31/12/00	31/12/99
Patrimocam 2	In	France	Equity	24.6			24.6		
Percinvest	(c)	Virgin Islands	Full		100.0	100.0		100.0	100.0
Progica		France	Full	100.0	100.0		100.0	100.0	
Réunifinance		France	Full	100.0	100.0	100.0	99.8	49.9	35.0
Routage Express Service	In	France	Equity	25.0			29.2		
SARL Prospective Informatique	In	France	Equity	25.0			25.0		
SCI Capimo	In	France	Equity	25.0			25.0		
SCI Capucines	In	France	Equity	23.9			23.9		
SCI du Vivarais	In	France	Equity	25.0			25.0		
SCI Groupe Sofinco (ex SCI de l'Écoute s'il pleut)		France	Full	100.0	100.0	100.0	99.8	49.9	35.0
SCI Groupe Sofinco (ex SCI de la Grande-Verrière)	(2)	France	Full		100.0	100.0		49.9	35.0
SCI Groupe Sofinco (ex SCI du Bois Sauvage)	(2)	France	Full		100.0	100.0		49.9	35.0
SCI Groupe Sofinco (ex SCI du Petit Bois)	(2)	France	Full		100.0	100.0		49.9	35.0
SCI Groupe Sofinco (ex SCI du Rond-Point)	(2)	France	Full		100.0	100.0		49.9	35.0
SCI Hautes Faventines	In	France	Equity	25.0			24.9		
SCI La Baume	In	France	Full	100.0			99.9		
SCI Les Fauvins	In	France	Equity	25.0			25.0		
SCI Les Palmiers du Petit-Pérou	In	France	Equity	27.5			27.5		
SCI Max Hymans		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Pasteur 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Paysagère	In	France	Equity	25.0			25.0		
SCI Quentyvel		France	Full	96.7	96.7	96.7	96.7	96.7	96.7
SCI Quercy	In	France	Equity	23.9			23.7		
SCI Raspail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Scica HL	In	France	Equity	25.0			28.8		
Scicam 13	In	France	Equity	25.0			25.0		
Segespar Informatique Technique Services (SITS) (ex-IITS)		France	Full	99.0	99.0	99.0	98.7	63.4	63.4
SNC Doumer		France	Full	99.9	99.9	99.9	99.9	99.9	99.9
Société Immobilière Suisse		Switzerland	Full	100.0	100.0		100.0	100.0	
Sofinco Participations		France	Full	100.0	100.0	100.0	99.8	49.9	35.0
Sofinrec		France	Full	99.8	99.8	99.8	99.6	49.8	35.0
SPI SNC	In	France	Equity	25.0			25.0		
Société Immobilière de Picardie	In	France	Equity	25.0			25.0		
Société Picarde de Développement	In	France	Equity	25.0			25.0		
Toulouse Location Immobilière	In	France	Equity	25.0			25.0		
UI Vavin 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unibiens	In	France	Full	100.0			100.0		
Uni-Editions		France	Equity	100.0	100.0	100.0	100.0	100.0	100.0
Valris		France	Full	99.9	99.9	99.8	99.8	49.9	35.0
Varmat	Out	France	Full		100.0	100.0		100.0	100.0

(a) Included in the scope of consolidation ("In") or excluded ("Out") for the first time in current year
(b) Consolidated because effectively controlled by Crédit Agricole S.A. through Bespar.
(c) Investment sold, not consolidated.
(d) No longer consolidated as not material
(e) Merged with another consolidated entity.
(*) Change in consolidation method.
(1) Consolidated as a sub-group.
(2) Entities consolidated individually in year n-1 and comprising the SCI Sofinco sub-consolidation Group in year n.
(3) Entities consolidated individually in year n-1 under the name Holding Cholet Dupont and comprising the Groupe Cholet Dupont sub-consolidation Group in year n.

> Note 3 - Due from banks: analysis by maturity date

(In millions of euros)	31/12/01 Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	Accrued interest receivable	Total	31/12/00	31/12/99 restated
Banks									
Deposits and loans									
- Demand deposits	19,095				19,095	35	19,130	18,873	12,557
- Time deposits	14,652	8,378	3,852	973	27,855	483	28,338	28,697	29,426
Securities purchased under agreements to resell (repos)	2	4			6	1	7	50	1,616
Pledged securities	12,684	514	668	954	14,820	22	14,842	18,751	22,726
Subordinated debt	6	9	578	1,287	1,880	35	1,915	1,877	1,719
Total gross value	**46,439**	**8,905**	**5,098**	**3,214**	**63,656**	**576**	**64,232**	**68,248**	**68,044**
Allowances							**(139)**	**(152)**	**(176)**
Net balance sheet amount							**64,093**	**68,096**	**67,868**
Crédit Agricole internal transactions									
Current accounts	2,204				2,204	5	2,209	8,129	9,105
Time deposits and advances	16,138	26,957	48,393	47,631	139,119	105	139,224	138,593	134,798
Subordinated debt		23	224	23	270		270	352	445
Total gross value	**18,342**	**26,980**	**48,617**	**47,654**	**141,593**	**110**	**141,703**	**147,074**	**144,348**
Allowances							**(73)**	**(101)**	**(128)**
Net balance sheet amount							**141,630**	**146,973**	**144,220**

Note 3.1 - Due from banks: geographical analysis

(In millions of euros)	31/12/01 Gross amounts	Doubtful accounts	Allowances	31/12/00	31/12/99 restated
France (including overseas departments and territories)	25,696	43	29	47,528	47,429
Other European Economic Area countries	25,306			9,210	9,636
Rest of Europe	1,360	56	46	1,799	843
North America	5,110		8	4,638	4,568
Central and South America	529	2	0	758	214
Africa and the Middle-East	1,251	14	14	1,413	579
Asia and Pacific (excluding Japan)	1,477	2	2	1,338	2,426
Japan	2,927			721	1,505
Total gross value	**63,656**	**117**	**99**	**67,405**	**67,200**
Accrued interest receivable	**576**	**41**	**40**	**843**	**844**
Allowances				**(152)**	**(176)**
Net balance sheet amount	**64,232**	**158**	**139**	**68,096**	**67,868**

Geographical breakdown of doubtful loans and allowances for accounts receivable from banks not available for financial years 2000 and 1999.

> Note 4 - Customer-related items and lease financing: analysis by maturity date

(in millions of euros)	31/12/01 Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	Accrued interest receivable	Total	31/12/00	31/12/99 restated
Customer-related items									
Bills discounted	667	222	173	1	1,063	21	1,084	1,259	892
Other loans	20,794	12,114	17,115	9,313	59,336	1,044	60,380	55,383	43,815
Pledged securities	6,665	220	1		6,886	31	6,917	5,172	3,072
Customer current accounts - receivable	4,209				4,209	35	4,244	4,275	4,190
Total	32,335	12,556	17,289	9,314	71,494	1,131	72,625	66,089	51,969
Allowances							(2,860)	(2,881)	(2,652)
Net balance sheet amount							69,765	63,208	49,317
Lease financing									
Real estate finance leases	204	207	863	1,086	2,360	41	2,401	2,531	2,252
Equipment finance leases, rental contracts with purchase option and similar transactions	431	757	2,597	398	4,183	90	4,273	3,552	2,810
Total	635	964	3,460	1,484	6,543	131	6,674	6,083	5,062
Allowances							(189)	(154)	(145)
Net balance sheet amount							6,485	5,929	4,917
Total							76,250	69,137	54,234

Note 4.1 - Customer-related items and lease financing: geographical analysis [1]

(in millions of euros)	31/12/2001	31/12/2000	31/12/1999 restated
France (including overseas departments and territories)	29,402	31,286	23,888
Other European Economic Area countries	12,777	9,574	7,178
Rest of Europe	4,825	3,191	3,332
North America	4,671	5,175	4,643
Central and South America	7,409	5,784	4,597
Africa and the Middle-East	5,839	5,468	4,579
Asia and Pacific (excluding Japan)	6,118	6,340	5,646
Japan	8,258	4,240	2,555
Total gross value	79,299	71,058	56,418
Accrued interest receivable		1,114	613
Allowances	(3,049)	(3,035)	(2,797)
Net balance sheet amount	76,250	69,137	54,234

(1) Without reallocation, by geographical area, of guarantees or credit insurance entailing shifts of risk.

Accrued interest is allocated by geographical area as from financial year 2001.

Note 4.2 - Customer-related items and lease financing: geographical analysis of doubtful accounts and allowances[1]

	31/12/2001			31/12/2000			31/12/1999 restated		
(in millions of euros)	Gross amounts	Doubtful accounts	Allowances	Gross amounts	Doubtful accounts	Allowances	Gross amounts	Doubtful accounts	Allowances
France (including overseas departments and territories)	29,402	1,159	804	31,286	1,164	936	23,888	1,183	953
Other European Economic Area countries	12,777	276	154	9,574	322	184	7,178	212	109
Rest of Europe	4,825	665	556	3,191	459	446	3,332	612	484
North America	4,671	563	290	5,175	381	145	4,643	272	118
Central and South America	7,409	607	369	5,784	475	363	4,597	503	300
Africa and the Middle-East	5,839	789	539	5,468	517	261	4,579	445	147
Asia and Pacific (excluding Japan)	6,118	583	337	6,340	529	307	5,646	727	358
Japan	8,258	8	0	4,240	0	0	2,556	0	0
Accrued interest				1,114	389	393	613	88	328
Balance sheet amount	**79,299**	**4,650**	**3,049**	**72,172**	**4,236**	**3,035**	**57,031**	**4,042**	**2,797**

(1) Without reallocation, by geographical area, of guarantees or credit insurance entailing shifts of risk.

Accrued interest is allocated by geographical area as from financial year 2001.

Note 4.3 - Customer-related items and lease financing: analysis by customer type

	31/12/2001			31/12/2000			31/12/1999 restated		
(in millions of euros)	Gross amounts	Doubtful accounts	Allowances	Gross amounts	Doubtful accounts	Allowances	Gross amounts	Doubtful accounts	Allowances
Private individuals	13,000	1,095	718	12,125	716	470	5,970	430	266
Farmers	706	53	48	479	49	42	3	3	3
Other professionals	577	48	34	398	43	43	286	57	29
Finance companies	8,811	534	442	8,087	409	390	7,756	540	454
Business enterprises	32,812	1,368	625	24,694	1,133	804	21,438	1,391	883
Government agencies	11,426	88	31	5,037	37	17	3,369	23	15
Other customers	5,293	1,229	962	14,253	1,281	722	12,617	1,344	674
Lease finance transactions	6,674	235	189	5,985	179	154	4,979	166	145
Accrued interest				1.114	389	393	613	88	328
Balance sheet amount	**79,299**	**4,650**	**3,049**	**72,172**	**4,236**	**3,035**	**57,031**	**4,042**	**2,797**

Accrued interest is allocated by customer type as from financial year 2001.

Note 4.4 - Lease financing - unused reserves by maturity date

(In millions of euros)	31/12/01 Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	31/12/00	31/12/99 restated
Real estate finance leases	2	3	12	19	36	72	92
Equipment finance leases, rental contracts with purchase option and similar transactions	21	55	173	35	284	255	234
Total	**23**	**58**	**185**	**54**	**320**	**327**	**326**

> Note 5 - Securities: analysis by type

(In millions of euros)	31/12/01 Trading portfolio	Available-for-sale securities portfolio	Equity portfolio	Held-to-maturity securities portfolio	Total	31/12/00	31/12/99 restated
Treasury bills and similar securities	10,476	7,541		6,843	24,860	28,029	35,183
- including unamortised premiums		18		80	98	122	322
- including unamortised discounts		31		37	68	75	24
Accrued interest receivable		54		209	263	402	528
Allowances		(2)			(2)	(3)	(8)
Net balance sheet amount	**10,476**	**7,593**	**0**	**7,052**	**25,121**	**28,428**	**35,703**
Bonds and other fixed-income securities							
Government and public body issues	2,254	4,813		1,617	8,684	6,566	7,894
Other issues	10,153	7,619		9,792	27,564	22,591	18,783
- including unamortised premiums		36		30	66	37	79
- including unamortised discounts		331		65	396	130	129
Accrued interest receivable		130		216	346	380	758
Allowances		(202)		(43)	(245)	(210)	(175)
Net balance sheet amount	**12,407**	**12,360**	**0**	**11,582**	**36,349**	**29,327**	**27,260**
Shares and other variable-income securities	15,090	5,516	1,896		22,502	25,105	24,118
Accrued income			15		15	8	0
Allowances		(79)	(158)		(237)	(181)	(26)
Net balance sheet amount	**15,090**	**5,437**	**1,753**		**22,280**	**24,932**	**24,092**
Estimated fair or use value	37,973	25,882	2,538	19,080	85,473	85,581	89,142

Held-to-maturity securities transferred to securities available for sale during the year amounted to EUR 212 million compared to EUR 3,787 million in 2000.

Trading securities transferred to securities available for sale during the year amounted to EUR 0 million compared to EUR 213 million in 2000.

Sales of held-to-maturity securities before their respective maturity dates during the year amounted to EUR 35 million compared to EUR 19 million in 2000, giving rise to a net loss of EUR 0.3 million.

Note 5.1 - Breakdown of listed and unlisted securities between fixed-income and variable-income securities

(In millions of euros)	31/12/2001 Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Securities listed on a stock exchange	30,460	19,722	16,780	66,962
Unlisted securities	5,788	5,138	5,722	16,648
Accrued income	346	263	15	624
Allowances	(245)	(2)	(237)	(484)
Net balance sheet amount	**36,349**	**25,121**	**22,280**	**83,750**

(In millions of euros)	31/12/2000 Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Securities listed on a stock exchange	26,101	28,029	17,006	71,136
Unlisted securities	3,056		8,099	11,155
Accrued income	380	402	8	790
Allowances	(210)	(3)	(181)	(394)
Net balance sheet amount	**29,327**	**28,428**	**24,932**	**82,687**

(In millions of euros)	31/12/1999 restated Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Securities listed on a stock exchange	20,175	35,183	14,311	69,669
Unlisted securities	6,502		9,807	16,309
Accrued income	758	528	0	1,286
Allowances	(175)	(8)	(26)	(209)
Net balance sheet amount	**27,260**	**35,703**	**24,092**	**87,055**

Breakdown of mutual funds by type:

(In millions of euros)	31/12/2001 Balance sheet value	31/12/2001 Estimated net fair value	31/12/2000 Balance sheet value	31/12/2000 Estimated net fair value
Money market funds	1,527	1,604	1,772	1,879
Bond funds	300	322	208	239
Equity funds	986	1,079	273	335
Other funds	2,494	2,587	5,747	6,251
Total	**5,307**	**5,592**	**8,000**	**8,704**
Of which mutual funds under exclusive control	1,809	1,944	4,752	5,246

Overall breakdown of mutual funds:

(In millions of euros)	31/12/2001 Balance sheet value	31/12/2000 Balance sheet value
Capitalisation mutual funds	2,376	7,591
- France	2,276	7,178
- Rest of world	100	413
Other mutual funds	2,931	409
Total	**5,307**	**8,000**

There is no breakdown of mutual funds available for 1999.

Note 5.2 - Treasury bills, bonds and other fixed-income securities by maturity date

	31/12/01							31/12/00	31/12/99
(In millions of euros)	Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	Accrued interest receivable	Total		restated
Bonds and other fixed-income securities	9,349	5,924	14,830	6,145	36,248	346	36,594	29,537	27,435
Treasury bills and similar securities	4,944	8,099	9,150	2,667	24,860	263	25,123	28,431	35,711
Allowances							(247)	(213)	(183)
Net balance sheet amount							**61,470**	**57,755**	**62,963**

Included are trading securities where the fixed term remaining is not a material evaluation factor.

Note 5.3 - Treasury bills, bonds and other fixed-income securities: geographical analysis

	31/12/2001			31/12/2000	31/12/1999
(In millions of euros)	Gross amounts	Doubtful accounts	Allowances		restated
France (including overseas departments and territories)	26,335	12	69	24,382	37,731
Other European Economic Area countries	16,289	9	12	20,602	12,527
Rest of Europe	649			188	296
North America	5,133	6	31	3,308	3,211
Central and South America	2,386	22	26	2,036	1,385
Africa and the Middle-East	1,315		3	1,536	1,867
Asia and Pacific (excluding Japan)	3,371	112	106	1,780	1,754
Japan	5,630		0	3,354	3,089
Total gross value	**61,108**	**161**	**247**	**57,186**	**61,860**
Accrued interest receivable	**609**	**23**		**782**	**1,286**
Allowances				(213)	(183)
Net balance sheet amount	**61,717**	**184**	**247**	**57,755**	**62,963**

Breakdown by geographical area of doubtful loans and allowances for treasury bills, bonds and other fixed-income securities is not available for financial years 2000 and 1999.

> Note 6 - Investments, including investments in unconsolidated subsidiaries and other long-term equity investments

List of unconsolidated subsidiary and affiliated companies with a book value in excess of EUR 38 million:

	Book value (In millions of euros)			% equity ownership		
	31/12/01	31/12/00	31/12/99 restated	31/12/01	31/12/00	31/12/99 restated
Commercial Bank of Greece	276	276		6.7	6.7	
Bradesco	302	322		3.2	4.0	
Crédit Logement	111	93	80	16.5	16.5	16.5
Crédit Lyonnais	1,037	987	882	10.3	10.3	10.0
Doumer Euterpe [1]	100			100.0		
Gercasa 1 [2]	39	39	39	100.0	100.0	100.0
Gercasa [2]	93	93	93	100.0	100.0	100.0
La Rochette S.A.		43	43		21.9	22.3
Northumbrian Water Group		42	42		3.6	3.6
Partran [3]		63	63		33.3	33.3
Rallye		66			3.9	
SEFA [1]	67	82	82	100.0	100.0	100.0
Wafabank	52	43	30	14.8	13.3	11.2
Advances to affiliates' current accounts	**474**	**300**	**593**			
Other investments	**1,451**	**1,907**	**3,231**			
Gross values [4]	4,002	4,356	5,178			
Allowances	(437)	(330)	(580)			
Accrued income	27	33	23			
Net values	**3,592**	**4,059**	**4,621**			

(1) Not consolidated under certain provisions of CRC Regulations 99-02 and 99-07 (contribution not deemed material).

(2) Companies having ceased trading.

(3) Company consolidated at 31 December 2001.

(4) Including credit establishments: EUR 1,990 million in 2001 compared to EUR 2,184 million in 2000.

Note 6.1 - Estimated value of equity investments

(In millions of euros)	31/12/2001 Net book value	31/12/2001 Estimated value	31/12/2000 Net book value	31/12/2000 Estimated value	31/12/1999 restated Net book value	31/12/1999 restated Estimated value
Investments in unconsolidated subsidiary and affiliated companies						
- Unlisted securities	1,765	1,360	1,555	1,384	1,359	1,119
- Listed securities	1,719	2,019	2,406	2,898	2,171	3,305
- Allowances	(410)		(297)		(457)	
Sub-total - investments in unconsolidated subsidiary and affiliated companies	**3,074**	**3,379**	**3,664**	**4,282**	**3,073**	**4,424**
Other long-term investments[1]						
- Unlisted securities	36	20	88	72	604	670
- Listed securities	9	9	7	5	451	1,008
- Allowances	(19)		(25)		(112)	
Sub-total - other long-term investments	**26**	**29**	**70**	**77**	**943**	**1,678**
Advances to affiliates' current accounts	473	465	300	292	593	582
Accrued income	27	27	33	33	23	23
Allowances	(8)		(8)		(11)	
Sub-total - advances to affiliates' current accounts and accrued income	**492**	**492**	**325**	**325**	**605**	**605**
Total	**3,592**	**3,900**	**4,059**	**4,684**	**4,621**	**6,707**

The estimated value of listed securities corresponds to usage value (cf. § 2.1.3.5 and § 2.1.3.6).

(1) The 1999 balance sheet values for "other long-term investments" correspond to "other equity investments".

> Note 7 - Investments in equity affiliates

List of companies in which Crédit Agricole S.A. equity interest exceeds EUR 38 million:

Interest in equity affiliates (In millions of euros)	31/12/2001	31/12/2000	31/12/1999 restated
Financial institutions	**10,498**	**3,182**	**2,430**
Al Bank Al Saudi Al Fransi	393	342	277
BES	271	277	166
Regional Banks and subsidiaries [1]	6,620		
CAI (Suisse) SA		54	
Banco Bisel subsidiaries		131	
IntesaBci	3,160	2,322	1,899
Others	54	56	88
Non-financial companies	**325**	**68**	**121**
Rue Impériale de Lyon	330		
Tranquilidade Vida	71		
Others	(76)	68	121
Balance sheet amount	**10,823**	**3,250**	**2,551**

(1) Including EUR 6,567 million which correspond to Crédit Agricole S.A. 25% investment in the capital of the Regional Banks at end 2001.

> Note 8 - Intangible assets, bank premises and equipment

(In millions of euros)	31/12/2001 Gross value	31/12/2001 Accumulated depreciation and amortisation	31/12/2001 Net value	31/12/2000 Net value	31/12/1999 restated Net value
Tangible assets					
- Bank premises and equipment	1,954	(836)	1,118	1,287	1,192
- Assets leased to others	813	(387)	426	253	246
Intangible assets	474	(341)	133	126	145
Accrued income [1]	10		10	8	1
Total	**3,251**	**(1,564)**	**1,687**	**1,674**	**1,584**

(1) Accrued rentals on assets leased to others.

> Note 9 - Other fixed assets: changes in net book values

(In millions of euros)	31/12/99 restated	31/12/00	Consolidation changes	Increases (acquisitions)	Decreases (redemptions and sales)	Foreign exchange translation adjustments	Other changes	31/12/01
Investments in unconsolidated subsidiary and affiliated companies								
Gross value	3,530	3,961	(284)	184	(404)	5	22	3,484
Advances to affiliates current accounts	593	300	4	61	(164)		271	472
Allowances	(468)	(305)	(238)	(114)	239	0		(418)
Other long-term investments [1]								
Gross value	1,055	95	0	11	(43)		(18)	45
Advances to affiliates current accounts			1					1
Allowances	(112)	(25)		(6)	1		11	(19)
Accrued income	23	33					(6)	27
Net book value	**4,621**	**4,059**	**(517)**	**136**	**(371)**	**5**	**280**	**3,592**
Intangible assets	145	126	45	5	(9)	(6)	(28)	133
Bank premises and equipment	1,438	1,540	(2)	89	(44)	(58)	19	1,544
Accrued income [2]	1	8					2	10
Net book value	**1,584**	**1,674**	**43**	**94**	**(53)**	**(64)**	**(7)**	**1,687**

(1) The 1999 balance sheet values for "other long-term investments" correspond to "other equity investments".
(2) Accrued rentals on assets leased to others.

> Note 10 - Other assets, sundry accounts and prepaid expenses

(in millions of euros)	31/12/2001	31/12/2000	31/12/1999 restated
Other assets [1]	16,755	18,083	20,364
Financial options bought	4,937	5,140	4,544
Codevi bonds	2,717	3,072	3,492
Miscellaneous debtors	6,878	7,245	6,261
Other collection accounts	2,221	2,584	6,064
Due from shareholders - unpaid capital	2	5	3
Treasury shares [2]		37	
Sundry accounts and prepaid expenses	10,909	10,202	9,967
Deferred tax	262	813	510
Checks and notes in course of collection	844	319	149
Adjustment accounts	1,548	1,410	1,896
Income receivable	5,425	5,104	6,254
Prepaid expenses	1,034	690	606
Unrealised gains and deferred losses on financial futures	636	417	131
Unamortised issue and redemption premiums	374	406	388
Miscellaneous	786	1,043	33
Balance sheet amount	27,664	28,285	30,331

(1) Amounts stated are inclusive of related accrued income and net of allowances.

(2) For the purpose of closing these accounts in 2001, the Crédit Agricole Group applied the provisions of CRC Regulations 2000-02 and 99-07, deducting its treasury shares from its shareholders' equity accordingly.

In 2000 one Group entity held its own shares and the corresponding amount is recorded on this line as treasury shares.

> Note 11 - Allowances and reserves deducted from assets

(in millions of euros)	31/12/99 restated	31/12/00	Consolidation changes	Additional amounts set aside	Amounts released or used	Foreign exchange translation adjustments	Other changes	31/12/01
Interbank transactions	304	253	(28)	56	(75)	6		212
Customer-related items	2,652	2,881	188	977	(1,136)	(51)	1	2,860
Lease financing	145	154	17	58	(40)	1	(1)	189
Securities available for sale, securities held to maturity and equity portfolio securities	209	394	0	223	(157)	11	13	484
Unconsolidated investments and other long-term investments	580	330	239	119	(240)	0	(11)	437
Others	90	82	(3)	35	(22)	(9)	(1)	82
Total	3,980	4,094	413	1 468	(1,670)	(42)	1	4,264

> Note 12 - Goodwill

(In millions of euros)	31/12/2001 Gross amounts	31/12/2001 Amortisation	31/12/2001 Net amounts	31/12/2000 Net amounts	31/12/1999 restated Net amounts
Amortised over 1 to 5 years inclusive					
Banco Bisel [3]	24	(24)	0	15	16
CPR subsidiaries	97	(36)	61		
IntesaBci	101	(81)	20	40	60
Amortised over 5 to 10 years inclusive					
CAI (Suisse) S.A.	62	(9)	53	53	
EFL	104	(3)	101		
Banco Bisel subsidiaries [4]	66	(20)	46	71	
Lukas	283	(18)	265		
Sofinco [2]	991	(329)	662	787	283
Amortised over 10 to 15 years inclusive					
BES	62	(10)	52	57	
CPR and subsidiaries	215	(127)	88	197	22
Amortised over 15 to 20 years inclusive					
Caisse Régionale de Paris Ile-de-France	76	0	76		
IntesaBci	52	(5)	47	23	15
Rue Impériale de Lyon	254	(7)	247		
Other companies [1]	326	(149)	177	62	14
Total	**2,713**	**(818)**	**1,895**	**1,305**	**410**

(1) Entities for which goodwill at Group level is less than EUR 38 million.
(2) Minority shareholders' interest in net goodwill in 2000: EUR 393 million.
(3) Goodwill fully amortised in 2001
(4) Concerns the goodwill recognised in the books of Banco Bisel on its subsidiaries Bersa and Suquia, Group share and minority interests. Crédit Agricole S.A. Group share in this goodwill is included in the percentage interest in the shareholders' equity of Banco Bisel which has been written down in full.

> Note 13 - Due to banks by maturity date

(In millions of euros)	31/12/01 Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	Accrued interest payable	Total	31/12/00	31/12/99 restated
Due to banks									
Deposits and loans									
- Demand deposits	12,225				12,225	13	12,238	13,554	9,251
- Time deposits	28,691	8,360	3 657	2,036	42,744	520	43,264	41,031	34,179
Securities sold under repurchase agreements	171	137	231	4,485	5,024	175	5,199	5,269	3,965
Pledged securities	8,092	929	518		9,539	44	9,583	13,361	24,386
Total	**49,179**	**9,426**	**4,406**	**6,521**	**69,532**	**752**			
Balance sheet amount							**70,284**	**73,215**	**71,781**
Crédit Agricole internal transactions									
Current accounts	10,742				10,742	2	10,744	11,278	7,534
Borrowings, demand and time deposits	3,816	2,468	6,161	609	13,054	255	13,309	15,772	21,140
Total	**14,558**	**2,468**	**6,161**	**609**	**23,796**	**257**			
Balance sheet amount							**24,053**	**27,050**	**28,674**

> Note 14 - Customer-related items: credit balances by maturity date

(in millions of euros)	31/12/01 Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	Accrued interest payable	Total	31/12/00	31/12/99 restated
Current accounts	12,356				12,356	6	12,362	9,610	8,952
Goverment-regulated savings schemes									
- Demand deposits	50,572				50,572	5	50,577	47,505	47,361
- Time deposits	10,128	11,907	55,860	9,724	87,619	26	87,645	89,381	92,113
Other debts to customers	29,160	4,449	5,981	1,334	40,924	1,021	41,945	36,042	34,873
Pledged securities	7,381	257	328	163	8,129	23	8,152	8,998	10,525
Total	**109,597**	**16,613**	**62,169**	**11,221**	**199,600**	**1,081**			
Balance sheet amount							**200,681**	**191,536**	**193,824**

Note 14.1 - Customer deposits: geographical analysis

(in millions of euros)	31/12/2001	31/12/2000	31/12/1999 restated
France (including overseas departments and territories)	158,445	156,448	162,348
Other European Economic Area countries	14,742	10,578	10,396
Rest of Europe	4,471	2,924	1,710
North America	4,279	2,530	3,605
Central and South America	3,985	3,166	2,533
Africa and the Middle-East	8,742	9,006	7,439
Asia and Pacific (excluding Japan)	5,034	4,156	3,739
Japan	983	1,348	433
Total	**200,681**	**190,156**	**192,203**
Accrued interest payable		**1,380**	**1,621**
Balance sheet amount	**200,681**	**191,536**	**193,824**

Accrued interest is allocated by geographical area as from financial year 2001.

Note 14.2 - Customer deposits: analysis by customer type

(in millions of euros)	31/12/2001	31/12/2000
Private individuals	159,724	156,064
Farmers	91	60
Other professionals	509	450
Finance companies	16,870	13,891
Business entreprises	12,597	7,456
Government agencies	1,962	965
Other customers	8,928	11,270
Accrued interest payable		**1,380**
Balance sheet amount	**200,681**	**191,536**

Accrued interest is allocated by customer type as from financial year 2001.

> Note 15 - Debts represented by a security: analysis by maturity date

(In millions of euros)	31/12/01 Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	Accrued interest payable	Total	31/12/00	31/12/99 restated
Savings certificates	45	23	9		77	0	77	79	79
Interbank market instruments	2,040	2,003	463		4,506	266	4,772	4,827	3,483
Negotiable debt instruments									
- Issued in France	5,951	2,410	2,056	369	10,786		10,786	13,693	8,991
- Issued abroad	12,987	5,271	142		18,400		18,400	13,666	6,747
Bonds (note 15.1)	582	1,892	9,070	11,106	22,650	689	23,339	23,338	21,923
Other debt instruments	106	82			188		188	139	186
Balance sheet amount					**56,607**	**955**	**57,562**	**55,642**	**41,409**

Note 15.1 - Bonds (analysed by issue currency)

(In millions of euros)	Analysis by maturity date at 31 December 2001 [1]: Up to 1 year	> 1 year < 5 years	Over 5 years	Outstanding at 31/12/01	Outstanding at 31/12/00	Outstanding at 31/12/99 restated
Euro	**2,147**	**8,971**	**10,556**	**21,674**	**21,094**	**20,011**
- Fixed rate	1,557	6,849	7,912	16,318	16,330	16,357
- Floating rate	590	2,122	2,644	5,356	4,764	3,654
Other EU currencies	**0**	**0**	**0**	**0**	**0**	**0**
- Fixed rate				0	0	0
- Floating rate				0	0	0
US dollars	**318**	**99**	**22**	**439**	**985**	**1,132**
- Fixed rate	313		11	324	88	69
- Floating rate	5	99	11	115	897	1,063
Japanese yen	**9**	**0**	**528**	**537**	**506**	**0**
- Fixed rate			12	12	236	0
- Floating rate	9		516	525	270	0
Other currencies	**0**	**0**	**0**	**0**	**0**	**23**
- Fixed rate				0	0	23
- Floating rate				0	0	0
Total - gross amounts	**2,474**	**9,070**	**11,106**	**22,650**	**22,585**	**21,166**
- Fixed rate	1,870	6,849	7,935	16,654	16,654	16,449
- Floating rate	604	2,221	3,171	5,996	5,931	4,717
Accrued interest payable				**689**	**753**	**757**
Total				**23,339**	**23,338**	**21,923**

(1) Before including the effects of hedging contracts.

> Note 16 - Other liabilities, sundry accounts and unearned income

(in millions of euros)	31/12/2001	31/12/2000	31/12/1999 restated
Other liabilities [1]	21,508	24,191	28,775
Debts related to securities trading	5,272	5,667	6,965
Debts for securities on loan or received under resale agreements	3,742	3,740	8,900
Financial options sold	3,808	5,457	5,673
Miscellaneous accounts payable	6,373	6,937	4,446
Settlement accounts	2,281	2,348	2,765
Payments in process	19	26	21
Others	13	16	5
Sundry accounts and unearned income	12,657	11,624	11,148
Collection and transfer accounts	874	1,272	366
Adjustment accounts	875	1,002	2,119
Unearned income	2,201	2,195	2,469
Accrued expenses	7,706	6,340	6,026
Unrealised and deferred gains on financial futures	251	257	112
Others	750	558	56
Balance sheet amount	**34,165**	**35,815**	**39,923**

(1) Amounts include accrued expense payable.

> Note 17 - General reserves for expenses and losses

(in millions of euros)	31/12/99 restated	31/12/00	Consolidation changes	Additional amounts set aside	Amounts released or used [2]	Foreign exchange translation adjustments	Other changes [3]	31/12/01
Country risks	390	449	14	309	(176)	3		599
Commitment execution risks	170	261	5	51	(112)	1	0	206
Retirement indemnities and similar liabilities	147	185	2	20	(37)	0	0	170
Financial futures	130	95		16	(17)	1	1	96
Other general reserves [1]	1,690	1,834	333	1,425	(2,307)	(20)	927	2,192
Total	**2,527**	**2,824**	**354**	**1,821**	**(2,649)**	**(15)**	**928**	**3,263**

(1) Main reserves for other contingencies	31/12/00	31/12/01
- reserves for anticipated cost over-runs in preparation for the changeover to the single currency	37	7
- reserves for sector risks and other credit risks	474	553
- reserves for negative net assets of equity investments	30	265
- reserves for retirement indemnities and pre-retirement leave	124	95
- reserves for litigation	794	638
- reserves for internal risks on home purchase savings schemes		145
- badwill arising on business acquisitions	7	199

(2) Under amounts released or used, the line "Other general reserves" includes EUR 760 million in recognition of the decrease in the internal rate of loss following the decisions of the Board of Directors of Crédit Agricole S.A. of 21 February and 26 September 2001 (see §-2.1.6).

(3) Under other changes, the line "Other general reserves" includes EUR 905 million reflecting the impact of a change in accounting method entailing strict separation of the risk of loss relating to the home savings internal financial mechanisms, henceforth provided for in general reserves for expenses and losses, and economic risk or interest rate risk held in the Fund for General Banking Risks (see §-2.1.6 and 2.1.7).

> Note 18 - Fund for General Banking Risks

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999 restated
Home purchase savings [1]	936	2,408	2,346
Fund for Liquidity and Solvency Banking Risks [2]	610		
Codevi (industrial development passbook accounts)	17	24	25
Others	153	151	58
Balance sheet amount	**1,716**	**2,583**	**2,429**

(1) At 31 December 2001, only that portion of the home purchase savings scheme reserve set aside to cover an economic risk or a global interest rate risk connected with the bank's home purchase savings scheme activity is kept in the Fund for General Banking Risks.

(2) This guarantee fund was put in place on the occasion of the initial public offering of Crédit Agricole S.A.

> Note 19 - Subordinated debt: analysis by maturity date and issue currency

	31/12/2001						31/12/00	31/12/99
(In millions of euros)	Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Accrued interest payable	Total		restated
Subordinated debt with fixed term	8	292	1,500	6,090	173	8,063	5,459	4,227
- Euro	8	291	1,358	5,916	169	7,742	5,067	3,289
- Other EU currencies						0	0	473
- US dollars			108	174	3	285	381	454
- Japanese yen		1	9			10	11	11
- Other currencies			25		1	26	0	
Perpetual subordinated debt				1,501	2	1,503	588	620
- Euro				1,398	2	1,400	489	513
- Other EU currencies						0	0	5
- US dollars				17		17	5	5
- Japanese yen				86		86	94	97
- Other currencies						0	0	
Securities and participating loans				6	2	8	4	24
Total - gross amounts	8	292	1,500	7,597	177	9,574	6,051	4,871
Accrued interest payable							148	126
Balance sheet amount						9,574	6,199	4,997

Accrued interest is allocated by category of transaction as from financial year 2001.

> Note 20 - Changes in shareholders' equity

(In millions of euros)	Consolidated shareholders' equity: Share capital	Additional paid-in capital, reserves, and retained earnings	Government investment grants	Foreign exchange translation adjustments	Consolidated total	Minority interests	Total including minority interests
At 31 December 1998	**1,798**	**6,334**	**54**	**5**	**8,191**	**935**	**9,126**
Dividends paid in 1999		(283)			(283)	(73)	(356)
Changes in share capital	230				230		230
Conversion to Euro	(29)	29			0		0
Net change in share issue premiums		847			847		847
Foreign exchange translation adjustments				97	97	17	114
Change in revaluation reserves		(5)			(5)		(5)
Net income for 1999		808			808	134	942
Other changes		4	36		40	112	152
At 31 December 1999	**1,999**	**7,734**	**90**	**102**	**9,925**	**1,125**	**11,050**
At 31 December 1999 - restated	**1,999**	**7,734**	**90**	**102**	**9,925**	**2,489**	**12,414**
Dividends paid in 2000		(366)			(366)	(150)	(516)
Changes in share capital	242				242		242
Net change in share issue premiums		942			942		942
Foreign exchange translation adjustments				77	77	23	100
Change in revaluation reserves		(5)			(5)		(5)
Net income for 2000		972			972	334	1,306
Impact of change in Sofinco consolidation method [1]					0	708	708
Acquisition of minority interest in CPR						(329)	(329)
Impact of application of CRC Regulation 99-07 [2]		(32)			(32)	(2)	(34)
Other changes		(4)	(6)		(10)	127	117
At 31 December 2000	**2,241**	**9,241**	**84**	**179**	**11,745**	**3,200**	**14,945**

(1) Crédit Agricole S.A. took full control over the Sofinco Group at the start of 2000, which has been fully consolidated since that date, whereas it was accounted for by the proportional method previously. Minority interests recorded on that occasion refer to the Regional Banks' interests in Sofinco.

(2) Application of CRC consolidation Regulation 99-07 resulted in the first place in changes in the methods of consolidation, and, second, in changes in the computation of deferred taxation the impact of which, calculated at the start of the year, was charged to the consolidation reserves.

(in millions of euros)	Consolidated shareholders' equity Share capital	Additional paid-in capital, reserves, and retained earnings	Government investment grants	Foreign exchange translation adjustments	Consolidated total	Minority interests	Total including minority interests
At 31 December 2000	**2,241**	**9,241**	**84**	**179**	**11,745**	**3,200**	**14,945**
Dividends paid in 2001		(411)			(411)	(225)	(636)
Changes in share capital	676				676		676
Elimination of treasury stock [1]	(6)	(28)			(34)		(34)
Change in share issue premiums due to capital increases and shares contributed [4]		2,221			2,221		2,221
Change in government investment grants			28		28		28
Foreign exchange translation adjustments				32	32	(37)	(5)
Change in revaluation reserves		(4)			(4)		(4)
Net income for 2001		1,067			1,067	286	1,353
Change in the treatment of the home purchase savings scheme reserve included in the Fund for General Banking Risks [2]		(328)			(328)		(328)
Other changes [3]		2			2	(2,534)	(2,532)
At 31 December 2001	**2,911**	**11,760**	**112**	**211**	**14,994**	**690**	**15,684**

(1) 2,029,482 Crédit Agricole S.A. shares held by other Group companies, which do not satisfy the regulatory criteria for recording in the consolidated balance sheet (CRC Regulation 2000-02).

(2) Following a request for documentary proof received from the Commission des Opérations de Bourse (COB), Crédit Agricole S.A. no longer recognises deferred taxation in respect of the home purchase savings scheme reserve, the impact of which, calculated at the start of the year, was charged to the consolidation reserves.

(3) The sharp reduction in minority interests stems from the transfer to Crédit Agricole S.A. by the Regional Banks of their interest in the 7 specialised subsidiaries, practically wholly-owned by Crédit Agricole S.A. at end 2001.

(4) including EUR 2,304 million which correspond to Crédit Agricole S.A. acquisition of the Regional Banks' equity interest in the 7 specialised subsidiaries

Breakdown of changes in share capital by origin

(in millions of euros)	31/12/2001	31/12/2000	31/12/1999
Payment of dividends in shares	77	80	70
Capital increase by cash subscription	51	162	160
Capital increase by asset contribution	548		
Reduction of share capital resulting from conversion to euro with corresponding establishment of permanent reserve			(29)
Total	**676**	**242**	**201**

Breakdown of changes in share premiums by origin

(in millions of euros)	31/12/2001	31/12/2000	31/12/1999
Payment of dividends in shares	331	285	208
Capital increase by cash subscription	134	657	640
Capital increase by asset contribution	1,756		
Establishment of permanent reserve corresponding to reduction in share capital resulting from conversion to euro			29
Total	**2,221**	**942**	**877**

Note 20.1 - Preferred shares

Issuing entity	Issue date	Amount (In millions of USD)	31/12/2001 (In millions of euros)	31/12/2000 (In millions of euros)	31/12/1999 restated (In millions of euros)
Indosuez Holding SCA 1	December 1991	150		161	149
Total		150	0	161	149

This company was deconsolidated at 31 December 2001.

> Note 21 - Capital funds

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999 restated
Shareholders' equity (including minority interests)	15,684	14,945	12,414
Fund for General Banking Risks	1,716	2,583	2,429
Subordinated debt	9,574	6,199	4,997
Other capital funds	11,290	8,782	7,426
Total capital	26,974	23,727	19,840

> Note 22 - Analysis of assets, liabilities and shareholders' equity by currency

	Assets			Liabilities and shareholders' equity		
(In billions of euros)	31/12/2001	31/12/2000	31/12/1999 restated	31/12/2001	31/12/2000	31/12/1999 restated
Euro	400.6	393.6	381.5	390.4	386.9	383.8
Other EU currencies	7.0	7.2	4.5	14.5	9.7	10.9
US dollars	52.5	51.8	47.5	71.1	66.3	49.8
Japanese yen	19.5	11.7	10.8	5.6	7.1	3.9
Other currencies	15.4	16.2	15.9	13.4	10.5	11.8
Total	495.0	480.5	460.2	495.0	480.5	460.2

> Note 23 - Outstanding foreign exchange transactions

	31/12/2001		31/12/2000		31/12/1999 restated[1]	
(In millions of euros)	To be received	To be delivered	To be received	To be delivered	To be received	To be delivered
Spot	14,699	14,759	15,269	15,792	2,033	2,239
Foreign currencies	10,901	10,417	10,816	10,406	1,294	1,561
French francs	3,798	4,342	4,453	5,386	739	678
Forward	472,691	473,147	310,639	310,393	277,278	278,276
Foreign currencies	380,277	372,952	226,088	216,385	208,185	208,742
French francs	92,414	100,195	84,551	94,008	69,093	69,534
Lending and borrowing in foreign currencies	2,529	400	3,075	938	1,352	530
Total	489,919	488,306	328,983	327,123	280,663	281,045

(1) Comparatives for 1999 restated do not include CPR.

> Note 24 - Transactions in financial futures and other forward agreements

(In millions of euros)		31/12/2001 Hedging transactions	31/12/2001 Other transactions	31/12/2001 Total	31/12/2000 Total	31/12/1999 restated [2]
Firm agreements		**71,866**	**2,157,068**	**2,228,934**	**1,619,903**	**1,400,802**
Transactions on organised exchanges [1]		**1**	**388,299**	**388,300**	**210,857**	**161,171**
Interest rate instruments		1	169,013	169,014	198,928	157,541
Foreign exchange instruments			157	157	193	395
Equities and stock exchange index instruments			219,129	219,129	11,736	3,235
Other exchange instruments				0	0	
OTC transactions [1]		**71,865**	**1,768,769**	**1,840,634**	**1,409,046**	**1,239,631**
Interest rate swaps		67,255	1,415,285	1,482,540	1,189,962	1,046,674
Future rate agreements		394	212,593	212,987	122,978	125,385
Equities and stock exchange index instruments		12	8,449	8,461	6,090	1,733
Other financial futures		4,204	132,442	136,646	90,016	65,839
Conditional agreements		**12,208**	**252,029**	**264,237**	**235,822**	**298,120**
Transactions on organised exchanges		**513**	**25,266**	**25,779**	**7,409**	**25,946**
Interest rate futures	Bought		9,100	9,100	903	9,534
	Sold		8,151	8,151	2,172	13,593
Equities and stock exchange index instruments	Bought	13	3,377	3,390	1,484	1,311
	Sold	14	4,593	4,607	1,597	1,095
Foreign exchange futures	Bought	297	45	342	628	205
	Sold	189		189	625	208
OTC transactions		**11,695**	**226,763**	**238,458**	**228,413**	**272,174**
Interest rate swaps	Bought	54	12,183	12,237	23,819	10,567
	Sold	318	13,419	13,737	26,555	8,599
Interest rate futures	Bought	957	66,287	67,244	55,854	40,491
	Sold	1,415	60,624	62,039	54,216	46,201
Equities and stock exchange index instruments	Bought	4	7,444	7,448	4,069	15,335
	Sold	2	18,433	18,435	7,487	84,088
Foreign exchange futures	Bought	4	23,513	23,517	28,264	33,253
	Sold	7	23,324	23,331	28,149	33,640
Other financial futures	Bought	65	4	69	0	
	Sold	265	5	270	0	
Credit derivatives	Bought	8,596	1,466	10,062		
	Sold	8	61	69		
Total		**84,074**	**2,409,097**	**2,493,171**	**1,855,725**	**1,698,922**

(1) For firm transactions, the amounts given are the aggregate positions bought or sold in the case of interest rate swaps and swap options, or the total bought or sold for other contracts.
(2) Comparatives for 1999 restated do not include CPR.

Note 24.1 - Transactions in financial futures: analysis by maturity date

Notional amounts (In millions of euros)	OTC			Organised exchanges			31/12/01	31/12/00	31/12/99
	Up to 1 year	> 1 year ≤ 5 years	Over 5 years	Up to 1 year	> 1 year ≤ 5 years	Over 5 years	Total	Total	restated [1]
Interest rate instruments	146,340	39,925	0	919,314	550,373	381,096	2,037,048	1,675,377	1,458,587
- Futures	129,089	39,925					169,014	198,928	157,541
- Future rate agreements				197,713	15,196	76	212,985	122,978	125,385
- Interest rate swaps				685,330	439,723	357,486	1,482,539	1,189,952	1,046,674
- Interest rate instruments				9,835	14,685	1,455	25,975	50,374	19,166
- Caps, floors and collars				23,410	76,221	21,627	121,258	100,165	86,693
- Other financial futures - conditional	17,251			3,026	4,548	452	25,277	12,980	23.128
Foreign exchange instruments and gold derivatives	631	55	1	91,883	57,361	34,250	184,181	147,885	133,540
- Firm agreements	155		1	48,630	53,788	34,228	136,802	90,219	66,234
- Options	476	55		43,253	3,573	22	47,379	57,666	67,306
Other financial futures	227,093	33	0	15,611	27,535	1,670	271,942	32,463	106,795
- Equity and stock exchange index derivatives	227,093	33		15,275	18,046	1,217	261,664	32,344	106,792
- Precious metal derivatives				147			147	85	
- Commodity derivatives							0	34	3
- Credit derivatives				189	9,489	453	10,131		
Sub-total	374,064	40,013	1	1,026,808	635,269	417,016	2,493,171	1,855,725	1,698,922
- Foreign exchange futures				918,425	26,707	706	946,838	621,032	555,554
Total	374,064	40,013	1	1,945,233	661,976	417,722	3,439,009	2,476,757	2,254,476

(1) Comparatives for 1999 restated do not include CPR.

> Note 25 - Net interest income

(In millions of euros)	31/12/2001	31/12/2000 restated	31/12/1999 restated
Money market and interbank items	8,201	7,795	5,860
Crédit Agricole internal transactions	6,795	5,960	7,332
Customer-related items	5,909	5,250	3,864
Lease financing	647	532	408
Bonds and other fixed-income securities (note 26)	2,551	2,747	2,954
Other interest income	48	73	88
Total interest receivable and similar income	**24,151**	**22,357**	**20,506**
Money market and interbank items	(9,863)	(9,186)	(6,738)
Crédit Agricole internal transactions	(1,634)	(1,359)	(1,222)
Customer-related items	(7,457)	(7,194)	(7,256)
Lease financing	(229)	(199)	(108)
Bonds and other fixed-income securities	(3,622)	(3,483)	(2,912)
Other interest expense	(21)	(18)	(21)
Total interest payable and similar expense	**(22,826)**	**(21,439)**	**(18,257)**
Net interest income	**1,325**	**918**	**2,249**

Provisions for interest due on doubtful loans and loans in litigation have been reclassified, being deducted from interest and income on customer transactions in 2000 and 2001.

> Note 26 - Income from securities

(In millions of euros)	Bonds and other fixed-income securities 31/12/2001	31/12/2000 restated	31/12/1999 restated	Variable-income securities 31/12/2001	31/12/2000 restated	31/12/1999 restated
Investments including unconsolidated subsidiary and affiliated companies, and other long-term investments				150	126	76
Securities available for sale and equity portfolio securities	669	555	526	65	86	43
Codevi passbook accounts	149	181	218			
Held-to-maturity securities	1,427	1,772	1,944			
Other securities transactions	306	239	266			
Total	**2,551**	**2,747**	**2,954**	**215**	**212**	**119**

> Note 27 - Net commission and fee income

(In millions of euros)	31/12/2001 Income	Expense	Net	31/12/2000 restated Income	Expense	Net	31/12/1999 restated Income	Expense	Net
Interbank transactions	116	(48)	68	70	(38)	32	66	(39)	27
Crédit Agricole internal transactions	63	(1,070)	(1,007)	68	(1,092)	(1,024)	64	(1,075)	(1,011)
Customer transactions	645	(123)	522	487	(96)	391	468	(125)	343
Securities transactions	337	(68)	269	550	(96)	454	517	(107)	410
Foreign exchange transactions	47	(3)	44	44	(5)	39	30	(3)	27
Financial futures and other off-balance sheet transactions	72	(49)	23	61	(61)	0	70	(93)	(23)
Financial services income (note 28)	1,653	(1,176)	477	1,755	(1,186)	569	1,076	(832)	244
Total	**2,933**	**(2,537)**	**396**	**3,035**	**(2,574)**	**461**	**2,291**	**(2,274)**	**17**

> Note 28 - Financial services income

(In millions of euros)	31/12/2001	31/12/2000 restated	31/12/1999 restated
Fees paid by customers for management of mutual funds and securities	819	890	612
Payment processing fees	(12)	17	14
Life assurance commissions	(439)	(425)	(345)
Other gains (losses)	109	87	(37)
Net amount	**477**	**569**	**244**

> Note 29 - Net income (loss) from trading transactions

(In millions of euros)	31/12/2001	31/12/2000 restated	31/12/1999 restated
Securities and derivatives	2,114	1,690	1,619
Foreign exchange	330	464	118
Net amount	**2,444**	**2,154**	**1,737**

> Note 30 - Net gains from transactions on securities available for sale

(In millions of euros)	31/12/2001	31/12/2000 restated	31/12/1999 restated
Allowances for impairment of value	(181)	(157)	(46)
Release of allowances	128	90	97
Net change in allowances	**(53)**	**(67)**	**51**
Securities available for sale			
Gains on sale of securities	751	908	628
Losses on sale of securities	(286)	(103)	(359)
Net gains on sale of securities	**465**	**805**	**269**
Equity portfolio securities			
Gains on sale of securities	408	569	
Losses on sale of securities	(8)	(44)	
Net gains on sale of securities	**400**	**525**	**0**
Net gains from transactions on securities available for sale	**812**	**1,263**	**320**

> Note 31 - Operating expenses

Note 31.1 - Personnel costs

(In millions of euros)	31/12/2001	31/12/2000 restated	31/12/1999 restated
Salaries	(1,636)	(1,473)	(1,235)
Social security	(490)	(465)	(406)
Incentive schemes	(31)	(46)	(49)
Profit-sharing	(40)	(59)	(25)
Payroll-related tax	(81)	(81)	(67)
Total	**(2,278)**	**(2,124)**	**(1,782)**

In 2001, remuneration of the Board of Directors and Management Committee of Crédit Agricole S.A. Group amounted to EUR 14 million.

Note 31.2 - Average number of employees

Personnel category	31/12/2001	31/12/2000 restated	31/12/1999 restated
Executive	9,386	8,301	7,787
Supervisory	6,005	6,502	5,750
Clerical	13,362	4,314	4,793
Total	**28,753**	**19,117**	**18,330**
of which: in France	12,633	11,608	11,266
outside France[1]	16,120	7,509	7,064

(1) Factors accounting for the increase in the head count notably include:
- first-time inclusion of the employees of Lukas SA, Lukas Bank and EFL (total 2,000), of Banque CAI Suisse (previously accounted for by the equity method, now merged with CAI (Suisse) SA) (total 103). Impact of other consolidation changes: 984
- a correction concerning the Bisel Group (6,043 employees), CAI Yemen (209) and Agos Itafinco (297).

Note 31.3 - Other operating expenses

(in millions of euros)	31/12/2001	31/12/2000 restated	31/12/1999 restated
Taxes other than on income or payroll-related	(202)	(156)	(143)
Outside services	(1,669)	(1,324)	(1,016)
Other administrative expenses	107	(33)	(32)
Total	**(1,764)**	**(1,513)**	**(1,191)**

Other sundry operating income were reclassified from net banking income to operating expenses in 2000 and 2001. The impact of this reclassification in 2001 was EUR 29 million, versus EUR 22 million in 2000.

> Note 32 - Risk-related costs

(in millions of euros)	31/12/2001	31/12/2000 restated	31/12/1999 restated
Provisions made	**(1,964)**	**(1,371)**	**(1,530)**
Doubtful debts	(1,059)	(549)	(1,066)
Other allowances	(905)	(822)	(464)
Release of allowances	**2,273**	**1,255**	**997**
Doubtful debts	1,189	733	468
Other allowances	1,084	522	529
Net change	**309**	**(116)**	**(533)**
Bad debts written off - not provided for	(85)	(168)	(18)
Bad debts written off - provided for	(697)	(523)	(295)
Recoveries on bad debts written off	107	130	39
Risk-related costs	**(366)**	**(677)**	**(807)**

Provisions for doubtful loans and loans in litigation have been reclassified from risk-related costs and deducted from interest and revenues on customer transactions in 2000 and 2001.

> Note 33 - Net income (loss) on fixed assets

(in millions of euros)	31/12/2001	31/12/2000 restated	31/12/1999 restated
Financial fixed assets			
Provisions made			
On held-to-maturity securities	(10)	(5)	
On unconsolidated subsidiaries and other long-term equity investments	(120)	(49)	(172)
Allowances released			
On held-to-maturity securities	9	1	2
On unconsolidated subsidiaries and other long-term equity investments	241	263	150
Net change	**120**	**210**	**(20)**
On held-to-maturity securities	(1)	(4)	2
On unconsolidated subsidiaries and other long-term equity investments	121	214	(22)
Gains on sale			
Of held-to-maturity securities	2	9	12
Of unconsolidated subsidiaries and other long-term equity investments	168	117	391
Losses on sale			
Of held-to-maturity securities	(9)	(2)	(15)
Of unconsolidated subsidiaries and other long-term equity investments	(266)	(27)	(181)
Net gain (loss) on sale	**(105)**	**97**	**207**
Of held-to-maturity securities	(7)	7	(3)
Of unconsolidated subsidiaries and other long-term equity investments	(98)	90	210
Net income	**15**	**307**	**187**
Tangible and intangible fixed assets			
Gains on sale	43	14	24
Losses on sale	(24)	(8)	(1)
Net gain (loss) on sale	**19**	**6**	**23**
Net income (loss) on fixed assets	**34**	**313**	**210**

> Note 34 - Corporate income tax

(In millions of euros)	31/12/2001	31/12/2000 restated	31/12/1999 restated
Current tax	(591)	(396)	(421)
Deferred tax income (expense)	(270)	334	(256)
Net charge for year	**(861)**	**(62)**	**(677)**

Effective tax rate at 31 December 2001 (In millions of euros and % tax rate)	Base	Tax rate	Taxation
Income before tax, goodwill depreciation and income (loss) of equity affiliates	2,205	36.43%	(803)
Impact of permanent timing differences		-2.16%	48
Impact of differential tax rates on foreign subsidiaries		-2.46%	54
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		14.68%	(324)
Impact of taxation at 19% rate		-8.09%	178
Impact of other items		0.64%	(14)
Effective tax rate and charge		39.05%	(861)

Deferred tax assets not booked because their recovery is considered improbable: EUR 40.6 million at 31 December 2001.

Current tax for 2001:

- on earnings excluding exceptional items: EUR 440 million,
- on exceptional items: EUR 421 million.

> Note 35 - Share of net income (losses) of equity affiliates

(In millions of euros)	31/12/2001	31/12/2000 restated	31/12/1999 restated
Non-financial companies	(1)	(16)	2
Financial institutions	306	172	364
Total	**305**	**156**	**366**

> Note 36 - Extraordinary items

(In millions of euros)	31/12/2001	31/12/2000 restated
Retirement indemnities and pre-retirement leave	(2)	(4)
Cost of changeover to euro	42	(7)
Information systems and restructuring	(12)	(45)
Litigation	(28)	(107)
Contribution to guarantee fund - deposits and securities	(9)	(10)
Fine imposed by French Directorate of Competition		(69)
Fund for Liquidity and Solvency Banking Risks	152	
Home purchase savings schemes decentralisation mechanism (cf. § 1.2)	(382)	
Decrease in "internal loss rate" (cf. § 2.1.6)	760	
Provision for Argentina risk	(98)	
Miscellaneous	(90)	21
Total	**333**	**(221)**

No breakdown of extraordinary items is available for 1999.

> Note 37 - Information relating to income from banking activities

Note 37.1 - Net banking income by business segment: geographic breakdown [1]

(In millions of euros)	31/12/2001 French retail banking	Corporate and investment banking	Asset management, Insurance and Private Banking	International retail banking	Proprietary asset management and other activities	Total	31/12/2000 [2] Total	31/12/1999 restated [2&3] Total
France (including overseas departments and territories)	813	1,203	1,188		656	3,860	3,771	3,478
Other European Economic Area countries		622	171	228		1,021	934	683
Rest of Europe		88	149	72	1	310	264	219
North America		308	15			323	320	321
Central and South America				584		584	166	127
Africa and the Middle-East		180				180	230	201
Asia and Pacific (excluding Japan)		246	4			250	310	307
Japan		65	5			70	25	22
International organisations and items not analysed						0	129	49
Net amount	**813**	**2,712**	**1,532**	**884**	**657**	**6,598**	**6,149**	**5,407**

(1) The above analysis was derived in part from management information systems.

(2) In 2001, Crédit Agricole S.A. applied in full CRC Regulation 2000-04 regarding the presentation of the summary consolidated financial statements; consequently, items relating to provisioning for interest on doubtful loans and loans in litigation are thus now included in "Interest receivable and similar income" and no longer in "Risk-related costs". In addition, "Other operating income" have been reclassified from "Net banking income" to "Other operating expenses". The 2000 and 1999 financial statements have not been restated accordingly.

(3) Restated 1999 data reflect the new consolidation rules (CRC Regulation 99-07 applied as from 1 January 2000).

Note 37.2 - Net ordinary income (before tax) for 2001 by business segment [1]

(In millions of euros)	French retail banking	Corporate and investment banking	Asset management, Insurance and Private Banking	International retail banking	Proprietary asset management and other activities	Total
Net banking income	**813**	**2,712**	**1,532**	**884**	**657**	**6,598**
Operating expenses	(495)	(2,013)	(802)	(647)	(393)	(4,350)
Gross operating income	**318**	**699**	**730**	**237**	**264**	**2,248**
Risk-related costs	(100)	(161)	(1)	(272)	168	(366)
Net operating income	**218**	**538**	**729**	**(35)**	**432**	**1,882**
Share of net income (losses) of equity affiliates	16	56	2	229	2	305
Net income (loss) on fixed assets					34	34
Net amount	**234**	**594**	**731**	**194**	**468**	**2,221**

(1) The above analysis was developed in part from management information systems.

Net ordinary income (before tax) for 2000 by business segment [1] [2]

(In millions of euros)	French retail banking	Corporate and investment banking	Asset management, insurance and Private Banking	International retail banking	Total
Net banking income	1,280	2,867	1,305	697	6,149
Operating expenses	(685)	(1,874)	(695)	(650)	(3,904)
Gross operating income	595	993	610	47	2,245
Risk-related costs	(201)	(252)	(47)	(281)	(781)
Net operating income	394	741	563	(234)	1,464
Share of net income (losses) of equity affiliates	1	49	5	101	156
Net income (loss) on fixed assets				313	313
Net amount	395	790	568	180	1,933

Net ordinary income (before tax) for 1999 (restated) by business segment [1] [2] [3]

(In millions of euros)	French retail banking	Corporate and investment banking	Asset management, insurance and Private Banking	International retail banking	Total
Net banking income	1,201	2,437	1,128	640	5,406
Operating expenses	(490)	(1,608)	(610)	(494)	(3,202)
Gross operating income	711	829	518	146	2,204
Risk-related costs	(137)	(382)	0	(288)	(807)
Net operating income	574	447	518	(142)	1,397
Share of net income (losses) of equity affiliates	6	31	5	324	366
Net income (loss) on fixed assets				210	210
Net amount	580	478	523	392	1,973

(1) The above analysis was developed in part from management information systems.

(2) In 2001, Crédit Agricole S.A. applied in full CRC Regulation 2000-04 regarding the presentation of the summary consolidated financial statements; consequently, items relating to provisioning for interest on doubtful loans and loans in litigation are thus now included in "Interest receivable and similar income" and no longer in "Risk-related costs". In addition, "Other operating income" have been reclassified from "Net banking income" to "Other operating expenses". The 2000 and 1999 financial statements have not been restated accordingly.

(3) Restated 1999 data reflect the new consolidation rules (CRC Regulation 99-07 applied as from 1 January 2000)

Note 37.3 - Net ordinary income (before tax): geographic breakdown [1]

(In millions of euros)	31/12/2001								31/12/2000 [2]	31/12/1999 restated [2] [3]
	Net banking income	Operating expenses	Gross operating income	Risk-related costs	Net operating income	Share of net income (losses) of equity affiliates	Net income (loss) on fixed assets	Net ordinary income (before tax)	Net ordinary income (before tax)	Net ordinary income (before tax)
France (including overseas departments and territories)	3,860	(2,285)	1,575	166	1,741	48	34	1,823	1,179	1,611
Other European Economic Area countries	1,021	(730)	291	(31)	260	182		442	501	507
Rest of Europe	310	(182)	128	(25)	103			103	112	85
North America	323	(237)	86	(251)	(165)			(165)	(154)	46
Central and South America	584	(445)	139	(216)	(77)	14		(63)	142	(257)
Africa and the Middle-East	180	(132)	48	(27)	21	61		82	51	29
Asia and Pacific (excluding Japan)	250	(292)	(42)	18	(24)			(24)	48	(19)
Japan	70	(47)	23		23			23	(6)	(1)
International organisations and items not analysed	0		0		0			0	60	(28)
Net amount	**6,598**	**(4,350)**	**2,248**	**(366)**	**1,882**	**305**	**34**	**2,221**	**1,933**	**1,973**

(1) The above analysis was developed in part from management information systems.

(2) In 2001, Crédit Agricole S.A. applied in full CRC Regulation 2000-04 regarding the presentation of the summary consolidated financial statements; consequently, items relating to provisioning for interest on doubtful loans and loans in litigation are thus now included in "Interest receivable and similar income" and no longer in "Risk-related costs". In addition, "Other operating income" have been reclassified from "Net banking income" to "Other operating expenses". The 2000 and 1999 financial statements have not been restated accordingly.

(3) Restated 1999 data reflect the new consolidation rules (CRC Regulation 99-07 applied as from 1 January 2000).

> Note 38 - Insurance activities

The French Insurance Code lays down specific accounting policies and valuation methods for application to insurance activities, as required by French legislation.

Note 38.1 - Insurance companies' investments

	31/12/2001			31/12/2000 restated			31/12/1999 restated		
(In millions of euros)	Gross book value	Net book value	Net fair value	Gross book value	Net book value	Net fair value	Gross book value	Net book value	Net fair value
1 - Real estate investments (incl. assets in progress)	2,076	2,066	2,154	1,610	1,600	1,615	1,136	1,134	1,099
2 - Equities and other variable-income securities other than mutual funds	2,717	2,716	3,342	2,307	2,306	3,752	1,997	1,980	3,613
3 - Mutual funds other than those in category 4	4,182	4,182	4,551	3,182	3,182	4,353	2,414	2,414	4,020
4 - Mutual funds invested exclusively in fixed-income securities	6,425	6,425	7,605	6,370	6,370	7,261	6,308	6,308	6,931
5 - Bonds and other fixed-income securities	58,796	58,164	60,947	53,118	52,550	55,031	45,222	46,176	46,673
6 - Mortgage loans	6	6	6						
7 - Other loans and related instruments	131	131	131	125	125	125	120	120	120
8 - Deposits with ceding companies									
9 - Other deposits, funds deposited under guarantees and other investments	596	593	608	348	347	348	2,745	2,743	2,483
10 - Assets underlying unit-linked insurance policies	6,762	6,762	6,762	6,882	6,882	6,882	4,065	4,065	4,065
Total	**81,691**	**81,045**	**86,106**	**73,942**	**73,362**	**79,367**	**64,007**	**64,940**	**69,004**
Intercompany transactions		(1,655)			(1,691)			(1,893)	
Net balance sheet amount		79,390			71,671			63,047	

Note 38.2 - Other assets related to insurance activities

	31/12/2001			31/12/2000 restated			31/12/1999 restated		
(In millions of euros)	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Accounts receivable related to direct insurance business	263	124	387	210	4	214	155		155
Accounts receivable related to reinsurance activities	0	121	121		98	98	2	73	75
Deferred acquisition costs		22	22			0			0
Technical reinsurance valuations			0			0	(64)		(64)
Deferred unrealised foreign exchange gains	2	0	2	2		2	5		5
Other assets			0			0			0
Total	**265**	**267**	**532**	**212**	**102**	**314**	**98**	**73**	**171**
Intercompany transactions									
Net balance sheet amount			532			314			171

Note 38.3 - Analysis of insurance companies' technical reserves

	31/12/2001			31/12/2000 restated			31/12/1999 restated		
(In millions of euros)	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Reserve for unearned premiums		204	204		1	1			0
Actuarial reserve for life assurance policies (life fund)	67,845		67,845	61,146		61,146	55,878		55,878
Reserve for claims payable	818	336	1,154	766	14	780	621	11	632
Reserve for amounts payable on with-profit policies and discounts	1,326	49	1,375	1,243	44	1,287	1,067	31	1,098
Equalisation reserves	22	4	26	20	5	25	13	3	16
Other technical reserves	2	311	313	1	250	251		195	195
Total excluding technical reserves related to unit-linked policies	**70,013**	**904**	**70,917**	**63,176**	**314**	**63,490**	**57,579**	**240**	**57,819**
Technical reserves related to unit-linked policies	6,770		6,770	6,896		6,896	4,092		4,092
Total technical reserves - gross	**76,783**	**904**	**77,687**	**70,072**	**314**	**70,386**	**61,671**	**240**	**61,911**
Reinsurers' share in technical reserves	(65)	(36)	(101)	(55)		(55)	(50)		(50)
Net technical reserves	**76,718**	**868**	**77,586**	**70,017**	**314**	**70,331**	**61,621**	**240**	**61,861**

Note 38.4 - Other liabilities related to insurance activities

(in millions of euros)	31/12/2001 Life	Non-life	Total	31/12/2000 restated Life	Non-life	Total	31/12/1999 restated Life	Non-life	Total
Liability corresponding to cash deposits received from ceding companies against technical insurance commitments									
Liabilities related to direct insurance business	184	33	217	161	7	168	73	67	140
Liabilities related to reinsurance activities	4	155	159	1	116	117		87	87
Technical reinsurance valuations									
Deferred reinsurance commission income									
Unrealised foreign exchange gains	1		1						
Total	189	188	377	162	123	285	73	154	227
Intercompany transactions									
Total			377			285			227

Note 38.5 - Gross margin on insurance activities

(In millions of euros)	31/12/2001 Life	Non-life	Total	31/12/2000 restated Life	Non-life	Total	31/12/1999 restated Life	Non-life	Total
Gross premiums	9,276	677	9,953	9,957	163	10,120	7,222	128	7,350
Less: reinsurance premiums	(11)	(34)	(45)	(1)		(1)	(6)		(6)
Net premiums	**9,265**	**643**	**9,908**	**9,956**	**163**	**10,119**	**7,216**	**128**	**7,344**
Investment income	4,217	48	4,265	4,132	19	4,151	4,010	16	4,026
Adjustments related to unit-linked policies (capital gains)	11		11	(43)		(43)	614		614
Other technical income and gains			0			0			0
Technical and financial revenues from insurance activities	**13,493**	**691**	**14,184**	**14,045**	**182**	**14,227**	**11,840**	**144**	**11,984**
Claims	(4,254)	(366)	(4,620)	(4,030)	(75)	(4,105)	(3,555)	(57)	(3,612)
Less: reinsured claims	6	22	28			0	5		5
Net claims	**(4,248)**	**(344)**	**(4,592)**	**(4,030)**	**(75)**	**(4,105)**	**(3,550)**	**(57)**	**(3,607)**
Charges related to technical reserves	(3,579)	(118)	(3,697)	(5,134)	(57)	(5,191)	(3,903)	(55)	(3,958)
Less: reinsurers' share in technical reserves	4	(10)	(6)	5		5			0
Net provision for technical reserves	**(3,575)**	**(128)**	**(3,703)**	**(5,129)**	**(57)**	**(5,186)**	**(3,903)**	**(55)**	**(3,958)**
Policyholders' share of with-profits policies	(3,284)	(50)	(3,334)	(3,149)	(44)	(3,193)	(2,870)	(30)	(2,900)
Costs related to investments	(547)	(9)	(556)	(693)	(3)	(696)	(741)	(3)	(744)
Adjustments related to unit-linked policies (losses)	(919)		(919)	(327)		(327)	(5)		(5)
Other technical expense and losses			0			0			0
Technical and financial expense on insurance activities	**(12,573)**	**(531)**	**(13,104)**	**(13,328)**	**(179)**	**(13,507)**	**(11,069)**	**(145)**	**(11,214)**
Gross margin on insurance activities	**920**	**160**	**1,080**	**717**	**3**	**720**	**771**	**(1)**	**770**
Intercompany transactions			**115**			**(79)**			**0**
Gross margin on insurance activities			**1,195**			**641**	**771**	**(1)**	**770**

Crédit Agricole Group insurance companies hold securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income (EUR 65 million) from these securities has been written back to the gross margin on insurance activities, to reflect interest income.

Report of the statutory auditors on the consolidated financial statements

(Financial year ended 31 December 2001))

To the Shareholders of Crédit Agricole S.A.
(formerly Caisse Nationale de Crédit Agricole),

As directed at your Shareholders' Meeting, we report herein on our examination of the consolidated financial statements of Crédit Agricole S.A. for the financial year ended 31 December 2001, as attached to this report.

The consolidated financial statements were closed by the Board of Directors, and our mission consists in expressing an opinion on the said consolidated financial statements on the basis of our audit.

We have conducted our audit according to standard French accounting practice, which requires that we perform all necessary verifications to obtain reasonable assurances that the annual financial statements contain no significant anomalies. An audit consists in examining, by means of spot checks, conclusive documents in support of the data supplied in the said financial statements. It also consists in assessing the accounting principles and policies applied and the significant estimations utilised in order to prepare the financial statements, and in appreciating their overall presentation. We consider that our checks provide a reasonable basis for the opinion expressed below.

We certify that the consolidated financial statements have been regularly and fairly drawn up in accordance with generally accepted accounting principles and faithfully reflect the assets, financial condition and results of the consolidated Group.

Without prejudice to the above opinion, shareholders' attention is drawn to notes 1.2, 2.1.6, 2.1.7, 2.2, 17, 18, 20 and 36 to the consolidated financial statements, which describe the changes introduced notably in response to a request from the Commission des Opérations de Bourse for documentary evidence concerning the methods used to constitute the home purchase savings reserve and their impact on the financial statements at 31 December 2001:

- only the portion of the home purchase savings reserve that covers an economic risk or global interest-rate risk is maintained in the Fund for General Banking Risks. Deferred taxation is no longer recognised on this reserve;
- the portion corresponding to an "internal risk of loss" within the Crédit Agricole Group as a result of its own financial mechanisms is now included in the general reserves for expenses and losses.

We have further reviewed the information pertaining to the Group provided in the management report. We have no remarks regarding the fairness or consistency of this information with the consolidated financial statements.

Neuilly-sur-Seine and Paris, 10 April 2002.

The Statutory Auditors

Barbier Frinault et Autres
Valérie Meeus — René Proglio

Selarl "Cabinet Alain Lainé"
Alain Lainé

Parent company financial statements

Contents

The data hereafter are an integral part of Crédit Agricole S.A. (parent company) financial statements.

Crédit Agricole S.A. balance sheets

Assets

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Cash, money market and interbank items	**56,727**	**56,578**	**62,752**
Cash, due from central banks and French postal system	633	1,127	1,578
Treasury bills and similar items	5,566	7,112	12,553
Due from banks	50,528	48,339	48,621
Crédit Agricole internal transactions	**141,697**	**147,015**	**144,168**
Customer-related items	**2,888**	**3,468**	**2,730**
Other loans	2,519	2,481	1,760
Customer current account receivables	369	987	970
Securities	**14,702**	**14,521**	**17,270**
Bonds and other fixed-income securities	8,094	6,359	6,539
Shares and other variable-income securities	6,608	8,162	10,731
Investments, bank premises and equipment	**22,006**	**11,798**	**11,162**
Investments and other long-term equity investments	12,646	6,249	5,898
Investments in subsidiary and affiliated companies	9,136	5,317	5,022
Intangible assets, bank premises and equipment	224	232	242
Other assets, sundry accounts and prepaid expenses	**14,918**	**12,379**	**13,120**
Other assets	5,772	6,678	6,653
Sundry accounts and prepaid expenses	9,146	5,701	6,467
Total assets	**252,938**	**245,759**	**251,202**

Crédit Agricole S.A. statements of off-balance sheet commitments

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Financing commitments given	**9,658**	**3,568**	**6,573**
Financing commitments to banks and credit institutions	7,869	1,316	2,161
Commitments to Crédit Agricole entities	1,537	1,740	2,607
Commitments to customers	252	512	1,805
Guarantees given	**26,649**	**31,027**	**30,393**
Guarantees to banks and credit institutions	22,191	26,259	26,196
Guarantees to Crédit Agricole entities	4,409	4,401	4,094
Guarantees and commitments to customers	49	97	103
Commitments on securities	**91**	**421**	
Guarantees and commitments given	**36,398**	**35,016**	**36,966**

Liabilities and shareholders' equity

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Money market and interbank items	24,658	24,922	27,646
Due to central banks and current accounts with French postal system	5	2	89
Due to banks	24,653	24,920	27,557
Crédit Agricole internal transactions	24,056	27,055	28,678
Customer-related items	147,489	146,901	152,160
Special savings schemes	136,033	134,418	137,116
Other accounts	11,456	12,483	15,044
Debts represented by a security	22,466	21,961	20,747
Other liabilities, sundry accounts and unearned income	13,562	9,739	9,126
Other liabilities	2,856	2,008	2,171
Sundry accounts and unearned income	10,706	7,731	6,955
Reserves and subordinated debt	7,373	3,948	2,989
General reserves for expenses and losses	1,731	1,845	1,773
Subordinated debt and securities	5,642	2,103	1,216
Fund for General Banking Risks	1,563	2,432	2,371
Shareholders' equity	11,771	8,801	7,485
Share capital	2,917	2,241	1,999
Additional paid-in capital	5,954	4,295	3,354
Regulated reserves and investment grants	4	3	16
Reserves and retained earnings	1,851	1,750	1,563
Net income for the year	1,046	512	553
Total liabilities and shareholders' equity	252,938	245,759	251,202

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Financing commitments received	3,137	1,755	2,248
Financing commitments from banks and credit institutions	112	248	11
Financing commitments from Crédit Agricole entities	3,025	1,507	2,237
Guarantees received	297	277	328
Guarantees from banks and credit institutions	243	231	278
Guarantees from Crédit Agricole entities	6	9	18
Guarantees from other organisations	48	37	32
Securities transactions	5	280	150
Guarantees and commitments received	3,439	2,312	2,726

Crédit Agricole S.A. statements of income

(In millions of euros)	31/12/2001	31/12/2000	31/12/1999
Net interest income	821	239	1,446
Income from variable-income securities	689	503	379
Net commission and fee income	(918)	(969)	(983)
Net income from financial transactions	514	1,030	307
Other net banking income	4	41	(36)
Net banking income	1,110	894	1,113
Operating expenses	(333)	(346)	(337)
Personnel costs	(158)	(156)	(148)
Other operating expenses	(152)	(167)	(166)
Depreciation and amortisation	(23)	(23)	(23)
Gross operating income	777	548	776
Risk-related costs	(28)	(89)	(218)
Net operating income	749	459	558
Net income (loss) on fixed assets	(218)	209	265
Net ordinary income (before tax)	531	668	823
Net extraordinary items	567	(71)	(254)
Corporate income tax	(16)	(24)	(153)
Net allocation to the Fund for General Banking Risks and regulated reserves	(37)	(61)	137
Net income	1,045	512	553

Changes in shareholders' equity

(In millions of euros)	Share capital	Additional paid-in capital, reserves and retained earnings	Regulated reserves and investment grants	Total shareholders' equity
At 31 December 1998	**1,798**	**4,324**	**16**	**6,138**
Dividends paid in 1998		(284)		(284)
Changes in share capital [1]	230			230
Conversion of share capital to euro	(29)	29		
Net change in share issue premiums [2]		848		848
Net income for 1999		553		553
Other changes			0	0
At 31 December 1999	**1,999**	**5,470**	**16**	**7,485**
Dividends paid in 1999		(367)		(367)
Changes in share capital [1]	242			242
Net change in share issue premiums [2]		942		942
Net income for 2000		512		512
Other changes			(13)	(13)
At 31 December 2000	**2,241**	**6,557**	**3**	**8,801**
Dividends paid in 2000		(409)		(409)
Changes in share capital [1]	676			676
Net change in share issue premiums [2]		1,657		1,657
Net income at 31 December 2001		1,045		1,045
Other changes			1	1
At 31 December 2001	**2,917**	**8,850**	**4**	**11,771**

(1) Breakdown of changes in share capital by origin	*31/12/1999*	*31/12/2000*	*31/12/2001*
Payment of dividends in shares	*70*	*80*	*77*
Capital increase by cash subscription	*160*	*162*	*51*
Capital increase by asset contribution			*548*
Reduction of share capital resulting from conversion to euro with corresponding establishment of permanent reserve	*(29)*		

(2) Breakdown of changes in share premiums by origin	*31/12/1999*	*31/12/2000*	*31/12/2001*
Payment of dividends in shares	*208*	*285*	*331*
Capital increase by cash subscription	*640*	*657*	*134*
Capital increase by asset contribution			*1,192*
Establishment of permanent reserve corresponding to reduction in share capital	*29*		

Investments in subsidiary and affiliated companies and other long-term investments

Names and addresses	Currency	Share capital (in millions of local currency)	Retained earnings and other reserves (in millions of local currency)	Equity ownership (%)	Book value of investments: Gross (in millions of euros)	Book value of investments: Net (in millions of euros)	Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year	Net income for 2001	Dividends received by CA S.A. in the year
At 31/12/2001											
Investments whose book value exceeds 1% of Crédit Agricole S.A.'s share capital											
1) Subsidiary companies that are credit institutions (more than 50%-owned)					**4,311**	**4,044**					
BANCO BISEL Bartolome Mire 602 2000 Rosario Santa Fe (Argentina)	Pesos	307	(22)	69.9	227	33	17	-	N.C.	N.C.	11
CL DE DEVELOPPEMENT DE LA CORSE Avenue Napoléon III 20193 Ajaccio (France)	Euro	99	(81)	99.7	99	26	-	-	-	2	-
FONCARIS 128/130, boulevard Raspail 75006 Paris (France)	Euro	229	99	100.0	320	320	-	-	46	30	16
IDIA Participations 35, avenue Franklin Roosevelt 75008 Paris (France)	Euro	144	89	78.2	185	185	-	-	7	7	-
LUKAS S.A. UL, Legnicka 36 53674 Wroclaw (Poland)	Zlotis	1	121	80.7	307	307	-	-	20	3	-
CRÉDIT AGRICOLE INDOSUEZ 9, quai Paul Doumer 92400 Courbevoie (France)	Euro	1,272	2,492	97.0	2,874	2,874	6,801	11,324	20,543	398	147
SEGESPAR 91-93, boulevard Pasteur 75015 Paris (France)	Euro	5	268	92.7	138	138	7	-	78	57	15
TRANSFACT 59/61, rue Pernety 75014 Paris (France)	Euro	7	14	100.0	36	36	415	96	54	3	1
UCABAIL 83, boulevard des Chênes 78280 Guyancourt (France)	Euro	50	203	100.0	125	125	4,529	24	1,882	19	8
2) Affiliated companies that are credit institutions (10% to 50%-owned)					**10,656**	**10,605**					
CAISSE DE REFINANCEMENT HYPOTHECAIRE 35, rue la Boétie 75008 Paris (France)	Euro	76	3	42.3	33	33	-	-	N.C.	N.C.	0
INTESABCI Contra Centre Corona 25 36100 Vicenza (Italy)	Euro	3,489	9,671	15.2	2,934	2,883	-	-	N.C.	N.C.	79
CRÉDIT LYONNAIS 18, rue de la République 69000 Lyon (France)	Euro	1,784	7,328	10.6	1,037	1,037	-	-	6,726	886	23

Investments in subsidiary and affiliated companies and other long-term investments (continued)

Names and addresses	Currency	Share capital	Retained earnings and other reserves	Equity ownership (%)	Book value of investments		Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year	Net income for 2001	Dividends received by CA S.A. in the year
		(in millions of local currency)			(in millions of euros)						
At 31/12/2001					Gross	Net					
CRÉDIT LOGEMENT 50, boulevard de Sébastopol 75003 Paris (France)	Euro	624	38	16.5	111	111	-	-	96	45	5
CR ALPES-PROVENCE Esplanade des Lices 13642 Arles (France)	Euro	164	546	25.0	210	210	4,194	-	602	50	-
CR ALSACE - VOSGES 1, place de la Gare BP 440 67008 Strasbourg Cedex (France)	Euro	107	380	24.9	131	131	2,808	-	369	62	-
CR ANJOU ET MAINE 40, rue Prémartine 72000 Le Mans (France)	Euro	224	814	25.0	234	234	5,093	-	613	55	-
CR AQUITAINE 304, boulevard du Président Wilson 33076 Bordeaux Cedex (France)	Euro	121	1 086	25.0	311	311	4,537	1	656	119	-
CR BRIE 24, avenue du Maréchal Foch 77101 Meaux (France)	Euro	77	364	25.0	107	107	2,409	-	391	21	-
CR CALVADOS 15, esplanade Brillaud de Laujardière 14050 Caen Cedex (France)	Euro	66	144	25.0	53	53	1,327	-	182	18	-
CR CANTAL 1, rue Alexandre Pinard 15000 Aurillac (France)	Euro	17	251	25.0	65	65	857	-	115	20	-
CR CENTRE FRANCE 3, avenue de la Libération 63045 Clermond-Ferrand Cedex 9 (France)	Euro	125	785	25.0	253	253	4,211	-	642	86	-
CR CENTRE LOIRE 8, allée des Collèges 18920 Bourges Cedex (France)	Euro	153	658	25.0	182	182	3,951	-	523	46	-
CR CENTRE OUEST 29, boulevard de Vanteaux BP 509 87044 Limoges Cedex (France)	Euro	55	322	25.0	89	89	2,092	-	265	31	-
CR CENTRE EST 1, rue Pierre de Truchis de Lays 69541 Champagne-au-Mont-d'Or (France)	Euro	161	1,208	25.0	323	323	6,487	0	946	74	-
CR CHAMPAGNE BOURGOGNE 269, faubourg Cronceis 10000 Troyes (France)	Euro	149	211	25.0	67	67	2,530	-	353	37	-
CR CHARENTE PÉRIGORD rue d'Epagnac BP 21 16800 Soyaux (France)	Euro	109	202	25.0	77	77	2,247	-	326	32	-

Investments in subsidiary and affiliated companies and other long-term investments (continued)

Names and addresses At 31/12/2001	Currency	Share capital (in millions of local currency)	Retained earnings and other reserves (in millions of local currency)	Equity ownership (%)	Book value of investments (in millions of euros) Gross	Book value of investments (in millions of euros) Net	Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year	Net income for 2001	Dividends received by CA S.A. in the year
CR CHARENTE MARITIME - DEUX SÈVRES 12, boulevard Guillet-Maillet 17100 Saintes (France)	Euro	140	456	25.0	130	130	3,590	-	453	46	-
CR CÔTE D'OR 18, rue Davout 21000 Dijon (France)	Euro	60	135	25.0	47	47	1,373	-	193	18	-
CR CÔTE D'ARMOR La Croix Tual 22440 Ploufragan (France)	Euro	99	352	25.0	118	118	2,499	-	311	41	-
CR DES SAVOIE PAE Les Glaisins, 4, av. du Pré Félin 74985 Annecy Cedex 09 (France)	Euro	198	359	25.0	152	152	5,036	3	654	53	-
CR FINISTÈRE 7, route du Loch 29555 Quimper Cedex 9 (France)	Euro	136	428	25.0	135	135	3,008	-	443	50	-
CR FRANCHE-COMTÉ 11, avenue Elisée Cusenier 25084 Besançon Cedex 9 (France)	Euro	148	307	25.0	109	109	2,956	-	366	30	-
CR GARD 408, chemin du Mas de Cheylon 30000 Nîmes (France)	Euro	99	192	25.0	77	77	1,752	-	266	31	-
CR ILLE-ET-VILAINE 19, rue du Pré Perché BP 2025X 35040 Rennes Cedex (France)	Euro	93	387	25.0	122	122	2,929	-	340	40	-
CR LOIRE ATLANTIQUE Route de Paris 44949 Nantes Cedex (France)	Euro	82	398	25.0	116	116	2,721	2	344	34	-
CR LOIRE - HAUTE-LOIRE 94, rue Bergson 42000 Saint-Etienne (France)	Euro	86	478	25.0	131	131	2,546	-	508	59	-
CR LORRAINE 56, 58 av. André Malraux 54017 Metz Cedex (France)	Euro	53	335	25.0	115	115	3,015	-	396	47	-
CR MIDI Avenue du Montpelliéret - Maurin 34977 Lattes Cedex (France)	Euro	103	642	25.0	162	162	3,632	-	488	59	-
CR MORBIHAN Avenue de Kéranguen 56956 Vannes Cedex 9 (France)	Euro	83	293	25.0	92	92	2,551	-	350	30	-
CR NORD 10, avenue Foch 59020 Lille (France)	Euro	72	552	25.0	164	164	3,714	-	469	57	-
CR NORD-EST 25, rue Libergier 51100 Reims (France)	Euro	171	863	24.4	252	252	5,325	-	724	90	-

Investments in subsidiary and affiliated companies and other long-term investments (continued)

Names and addresses At 31/12/2001	Currency	Share capital (in millions of local currency)	Retained earnings and other reserves (in millions of local currency)	Equity ownership (%)	Book value of investments Gross	Book value of investments Net	Loans and advances outstanding granted by CA S.A. (in millions of euros)	Guarantees and endorsements given by CA S.A.	Revenues for the year	Net income for 2001	Dividends received by CA S.A. in the year
CR NORMAND Avenue de Paris 50000 Saint-Lô (France)	Euro	85	548	25.0	152	152	3,055	-	388	45	-
CR NORMANDIE - SEINE Cité de l'Agriculture BP 800 76230 Bois-Guillaume Cedex (France)	Euro	95	541	25.0	162	162	3,434	-	479	40	-
CR OISE 18, rue d'Allonne 60000 Beauvais (France)	Euro	114	392	25.0	178	178	2,293	-	288	35	-
CR PARIS ET ILE-DE-FRANCE 26, quai de la Rapée 75012 Paris (France)	Euro	59	1,154	25.0	488	488	7,340	-	1,229	176	-
CR PAS-DE-CALAIS 27 à 33, Grand'Place 62009 Arras Cedex (France)	Euro	76	594	25.0	213	213	2,741	-	393	48	-
CR PROVENCE - CÔTE D'AZUR Avenue Paul Arène, Les Négadis 83002 Draguignan (France)	Euro	87	580	24.6	166	166	3,472	-	613	58	-
CR PYRÉNÉES - GASCOGNE 11, boulevard Pdt Kennedy BP 329 65003 Tarbes Cedex (France)	Euro	88	404	24.7	139	139	3,000	-	497	40	-
CR QUERCY ROUERGUE 53, rue Gustave Larroumet BP 29 46021 Cahors Cedex (France)	Euro	75	316	23.9	101	101	2,295	-	294	37	-
CR RÉUNION Parc Jean de Cambiaire 97462 Saint-Denis Cedex (France)	Euro	45	226	25.0	73	73	1,055	-	174	25	-
CR SOMME 500, rue Saint Fuscien 80095 Amiens Cedex 3 (France)	Euro	104	262	25.0	106	106	1,659	-	221	25	-
CR SUD ALLIANCE 219, avenue François Verdier 81000 Albi Cedex (France)	Euro	79	253	25.1	80	80	1,955	-	262	21	-
CR SUD MÉDITERRANÉE 30, rue Pierre Bretonneau 66000 Perpignan (France)	Euro	26	228	25.2	66	66	1,728	-	239	24	-
CR SUD RHÔNE-ALPES 15-17, rue Paul Claudel BP 67 38041 Grenoble Cedex 09 (France)	Euro	104	488	25.0	138	138	4,031	-	546	49	-
CR TOULOUSE ET MIDI TOULOUSAIN 6-7, place Jeanne d'Arc 31000 Toulouse (France)	Euro	117	348	25.0	110	110	2,365	-	357	34	-

Investments in subsidiary and affiliated companies and other long-term investments (continued)

Names and addresses At 31/12/2001	Currency	Share capital (in millions of local currency)	Retained earnings and other reserves (in millions of local currency)	Equity ownership (%)	Book value of investments Gross (in millions of euros)	Book value of investments Net (in millions of euros)	Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year	Net income for 2001	Dividends received by CA S.A. in the year
CR TOURAINE ET POITOU 18, rue Salvador Allende 86000 Poitiers (France)	Euro	133	505	25.0	168	168	3,193	-	414	46	-
CR VAL DE FRANCE Rue I.J. Philippe 41913 Blois Cedex 9 (France)	Euro	74	364	25.0	97	97	2,411	1	329	29	-
CR VENDÉE Route d'Aizenay 85012 La Roche-sur-Yon (France)	Euro	47	298	25.0	80	80	2,011	-	247	23	-
3) Other subsidiary companies (more than 50%-owned)					**5,008**	**4,757**					
AMACAM 48, rue La Boétie 75008 Paris (France)	Euro	43	12	75.0	54	54	-	-	1	1	-
CA DO BRAZIL Praia de Botafogo 228 1405 Rio de Janeiro (Brazil)	Real	44	(44)	100.0	34	-	-	-	0	0	-
CA BOURSE 48, rue La Boétie 75008 Paris (France)	Euro	21	80	100.0	74	74	-	-	22	22	-
CA DEVEUROPE BV Herengracht 386, 1016 CJ Amsterdam (The Netherlands)	Euro	2	238	87.8	211	211	-	-	8	6	-
DELFINANCES 91/93, boulevard Pasteur 75015 Paris (France)	Euro	151	25	100.0	171	171	-	-	13	12	33
FINANCIÈRE LAPÉROUSE 46, rue de Bassano 75008 Paris (France)	Euro	592	8	77.2	457	457	-	-	37	24	21
GERCASA I Paseo de la Castellana, 1 28046 Madrid (Spain)	Euro	6	6	100.0	39	6	-	-	0	0	-
GERCASA Paseo de la Castellana, 1 28046 Madrid (Spain)	Euro	29	21	100.0	93	21	-	-	0	1	-
PACIFICA 24, rue du Gouverneur Gral Eboué 92136 Issy-les-Moulineaux (France)	Euro	75	(1)	60.0	47	47	1	-	145	10	-
PREDICA 50/56, rue de la Procession 75015 Paris (France)	Euro	315	1,352	100.0	1,395	1,395	78	6,098	1,002	259	69

Investments in subsidiary and affiliated companies and other long-term investments (continued)

Names and addresses	Currency	Share capital	Retained earnings and other reserves	Equity ownership (%)	Book value of investments		Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year	Net income for 2001	Dividends received by CA S.A. in the year
		(in millions of local currency)					(in millions of euros)				
At 31/12/2001					Gross	Net					
SACAM (SACAM 1, 2, 3, SOFINCO) 48, rue de La Boétie 75008 Paris (France)	Euro	1,469	6	100.0	1,471	1,471	1,159	-	1,000	50	24
SEFA 91/93, boulevard Pasteur 75015 Paris (France)	Euro	67	0	99.9	67	67	-	-	N.C.	N.C.	-
U.I. 100, boulevard du Montparnasse 75014 Paris (France)	Euro	408	203	100.0	724	724	-	-	18	92	52
UNIFICA 117, quai du Pdt Roosevelt 92130 Issy-les-Moulineaux (France)	Euro	40	9	100.0	171	59	-	-	31	5	31
4) Other affiliated companies (10% to 50%-owned)					**858**	**839**					
BESPAR Rua Saõ Bernardo 62, 1200 Lisbonne (Portugal)	Euro	405	188	32.1	201	184	-	-	37	35	-
RUE IMPÉRIALE DE LYON 49, rue de la République 69002 Lyon (France)	Euro	19	756	30.9	591	591	-	-	N.C.	315	-
SCI SOCIÉTÉ IMMOBILIÈRE DE LA SEINE 117, quai du Pdt Roosevelt 92130 Issy-les-Moulineaux (France)	Euro	146	(18)	45.5	66	64	-	-	0	1	-
Other investments					**1,182**	**1,133**					
Other investments in companies that are credit institutions					233	220					
Related companies that are credit institutions					675	674					
Other related companies					143	118					
Other investments					131	121					
Total subsidiary and affiliated companies and other long-term investments					**22,015**	**21,378**					
Advances and accrued income					406	404					
Net balance sheet amounts					**22,421**	**21,782**					

Legal and administrative information

Contents

General Information

Company Information

> Registered name and registered office

Crédit Agricole S.A.
91-93, boulevard Pasteur - 75015 Paris.
Company documents and information can be consulted at the registered office.

> Trade and Company Registry, and Registration Number

The company is registered with the Trade and Company Registry, registration number B 784 608 416.
APE code: 651 D.

> Financial year

The company's financial year starts on 1 January and ends on 31 December of each year.

> Date of formation and duration of company

The company was born out of the transformation of Caisse Nationale de Crédit Agricole (CNCA), a French public industrial and commercial establishment, into a "société anonyme" (public limited company) enacted by the 18 January 1988 Act (French law no. 88-50) reorganising the Caisse Nationale de Crédit Agricole as a mutual company. It will expire on 31 December 2086 unless extended or wound up previously as decided by an extraordinary general meeting of shareholders.

> Form and legislation (Article 1 of the Memorandum and Articles of Association)

Crédit Agricole S.A. is a French "société anonyme" with a Board of Directors governed by ordinary company law, notably Book II of the Commercial Code.

Crédit Agricole S.A. is also subject to the provisions of the Monetary and Finance Code, and in particular:

- the provisions of the 24 January 1984 Act (Law no. 84-46) relating to the business and monitoring of credit institutions and the 2 July 1996 Act (Law no. 96-597) relating to the modernisation of financial activities;
- some of the provisions of Book V of the former Rural Code; and
- the 18 January 1988 Act (Law no. 88-50) concerning the reorganisation of the Caisse Nationale de Crédit Agricole as a mutual company.

The company remains subject to the unrepealed provisions of Book V of the former Rural Code.

Crédit Agricole S.A. has been registered as a credit institution, in the mutual or co-operative banks category, since 17 November 1984, and as such is subject to oversight by the banking supervisory bodies, the Commission Bancaire in particular.

Since the listing of its shares on the Euronext Paris Premier Marché, Crédit Agricole S.A. has further been subject to the currently applicable stock market regulations, in particular those pertaining to public disclosure obligations.

> Corporate purpose (Article 3)

The mission of Crédit Agricole S.A. is to facilitate and promote the activities and development of the Regional Banks and the Crédit Agricole Group. In furtherance of this purpose:

- Crédit Agricole S.A. operates as a central financial institution and ensures that the Group acts as a single financial unit in its dealings with third parties with the object of optimising the financial management of funds and, in return, re-distributing the financial resources so collected;
- Crédit Agricole S.A. collects and manages the excess deposits and savings of the Regional Banks as well as savings collected by such Banks on its behalf;
- Crédit Agricole S.A. grants facilities to the Regional Banks to permit the funding of their medium and long-term loans. It ensures that the

transformation risks pertaining to the company, its subsidiaries and the Regional Banks are assumed;
• it implements the mechanisms for guaranteeing transactions by the Regional Banks;
• in its own name and on behalf of the companies in the Crédit Agricole Group, Crédit Agricole S.A. negotiates and enters into domestic and international agreements which may affect the credit of the Group. It signs all nation-wide agreements with the State;
• in France and abroad, Crédit Agricole S.A. performs all types of banking, financial, credit, investment or securities transactions and related services under the Monetary and Finance Code, guarantee, arbitrage, brokerage and commission transactions, whether for its own account or for the account of others, without prejudice to the remit of the Regional Banks;
• in accordance with the provisions of the Monetary and Finance Code, as the central body of the Crédit Agricole Group, Crédit Agricole S.A. ensures the cohesion of the Group network, the proper operation of the credit institutions that are a part thereof, and compliance by such institutions with the applicable laws and regulations by exercising administrative, technical and financial supervision thereof; it guarantees the liquidity and solvency of the entire network and all institutions affiliated therewith;
• and, as a general matter, Crédit Agricole S.A. engages in all types of commercial, financial, personal and real property transactions and provides all services directly or indirectly related to its corporate purpose, provided that they are in furtherance thereof.

> Statutory distribution of profit (Article 29)

Five per cent of the profit for a fiscal year less any accumulated losses shall be posted to the legal reserve until the reserve reaches one-tenth of the share capital.

The balance, increased by retained earnings, if any, shall constitute the profit available for distribution which the annual general meeting shall:

- allocate to one or more ordinary or extraordinary, optional reserve funds, with or without a specific purpose,
- distribute to shareholders as a dividend in proportion to the number of shares held.

The annual general meeting may offer each shareholder a choice between payment of all or part of the distributed dividend or advances thereon in cash or shares.

> General meetings

Notice of meeting, attendance, voting rights (Articles 21, 23 and 25)

General meetings of shareholders are called and shall deliberate in accordance with currently applicable law and regulations.

General meetings shall take place at the registered office of the company or in any other place stipulated in the notice of meeting.

Any shareholder, regardless of the number of shares he owns, has the right to attend general meetings of shareholders and to participate in their deliberations, either personally, by proxy or by post, provided that:

- for holders of registered shares, the said shares have been registered with the company;
- for holders of bearer shares, a certificate from an authorised intermediary has been filed at the location indicated in the notice of meeting confirming that the shares registered in the account may not be transferred from the filing date until the day following the meeting date.

Said formalities must be completed at least five days prior to the meeting. The Board of Directors may reduce this period if in the interest of the general meeting.

Shareholders unable to attend a meeting in person may:

- be represented by another shareholder or by his or her spouse;

or

- vote by post; or
- forward a proxy to the company without naming a proxy holder as provided for by applicable laws and regulations.

Shareholders of the company who are not domiciled in France may be registered in an account and be represented at meetings by an intermediary registered on their behalf which has a general power of attorney to manage the shares, provided that, when it opened its account, the said intermediary informed the company or the financial intermediary which maintains the account, of its capacity as the intermediary holding the shares on another's behalf in accordance with applicable laws and regulations.

> Conditions relating to the exercise of voting rights
(Article 25)

The quorum at ordinary and extraordinary general meetings of shareholders is calculated on the basis of the total number of shares making up the share capital, and in the case of special meetings of shareholders, on the basis of the total number of shares of the relevant class, less those shares not entitled to vote, as provided by law.

In the case of voting by post, only ballots received by the company prior to the meeting within the time periods and on the conditions prescribed by law and regulations shall count towards the quorum.

Proxy votes with no named proxy holder shall be counted by the Chairman as votes in favour of the resolutions presented or approved by the Board of Directors, and as votes against all other resolutions.

Except in the case of special powers of attorney provided for by law, each shareholder at a meeting shall have as many votes as shares held for which all capital calls have been met.

At all ordinary and extraordinary general meetings and all special meetings of shareholders, the voting rights attached to shares having a beneficial owner shall be exercised by the beneficial owner.

The company shall have the right to request from an intermediary registered on behalf of a shareholder who is not domiciled in France but which has a general power of attorney to manage the securities of that shareholder to provide a list of shareholders which it represents whose votes will be exercised at a Meeting.

The votes or proxies exercised by an intermediary which has not disclosed that it is acting in that capacity in accordance with applicable laws and regulations or the present Articles of Association, or which has not disclosed the identity of the securities holders, shall not be counted.

> Form and method of registering shares
(Article 7)

Holders may elect to hold shares in registered or bearer form, subject to statutory and regulatory provisions.

They shall be registered in shareholders' accounts on the terms and conditions provided for by law.

They may be transferred between accounts.

> Litigation and exceptional events

There are no exceptional events or litigation pending, at the time of registration of this document, that have had in the recent past, or are liable to have, a material impact on the financial condition, business operations or results of the Crédit Agricole S.A. Group.

The main legal and tax proceedings involving Crédit Agricole S.A. Group entities are itemised in the COB shelf-registration document no. R.01-453 of 22 October 2001 and the COB "Notes d'opération" no. 01-1370 of 29 November 2001 and 01-1434 of 13 December 2001. There have been no significant developments regarding these proceedings since this last date.

After 13 December 2001, the association Verte France and the Coordination Rurale Union Nationale filed proceedings to declare void the COB visa on the "Note d'opération" no. 01-1370 of 29 November 2001 regarding the open price offer, the global offering and the employee offer for Crédit Agricole S.A. shares. In Crédit Agricole S.A.'s opinion, this action is ineffective and cannot call into question the transactions approved in the preliminary "Note d'opération". The decision is currently being considered by the Paris Court of Appeal.

> Binding Agreements

Crédit Agricole S.A. is not bound to any patent, licence, nor to any industrial, commercial or financial supply contract.

Information concerning the share capital

> Purchase by the company of its own shares
(decision of the ordinary annual general meeting of 29 November 2001)

64th resolution: authority given to the Board of Directors to deal in company shares

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, having taken cognisance of the report of the Board of Directors, decides, under condition precedent the first quotation of the company's shares on the Premier Marché of Euronext Paris S.A., to authorise the Board to deal in the company's shares, with power of sub-delegation, pursuant to Articles L. 225-209 et seq. of the French Code of Commerce.

This authority is granted to the Board until its renewal by a future ordinary general meeting and, in any case, for a period of 18 months from the date of this meeting.

Under no circumstances may purchases of the company's shares by the Board of Directors under the authority granted herein lead the company to hold more than ten per cent (10%) of the shares making up its share capital.

Within the framework of the share buyback programme put in place by the company, shares may be purchased, sold or transferred by all means, namely on the open market, or over the counter, or again by recourse to financial derivatives traded on a regulated market or over the counter (such as puts and calls, or any combination thereof), in accordance with the conditions laid down by the competent market authorities and at such times as the Board of Directors or person delegated by the Board of Directors shall deem appropriate. It is further stipulated that block purchases of shares may represent the totality of the said programme.

The total amount available to the company for the purpose of purchasing its own shares in the above period is set at EUR 750 million. The maximum purchase price is set at 150% of the price offered to institutional investors at the time of the company's initial public offering. The minimum sale price is set at 50% of the said initial price offered to institutional investors.

The purpose of this authority is to enable the company to deal in its shares on the stock market or off-market with a view to making all allocations permitted by law, or which may come to be permitted by law or regulations. In particular the company may avail itself of this authority for purposes of:

- stabilising the share price by purchasing and/or selling shares against the market trend,
- buying and/or selling the company's shares within the framework of transactions connected with the initial public offering,
- buying and/or selling the company's shares in response to market conditions,
- performing investment services as defined in Articles L321-1 et seq. of the French Monetary and Finance Code,
- granting stock options to employees (or certain employees) and/or directors and officers holding managerial posts (or certain thereof) in the company and companies or groups affiliated (or which will be affiliated) to it, as defined in Article L. 225-180 of the French Code of Commerce,
- granting shares in the company to the employees referred to in the foregoing paragraph in recognition of their contribution to the growth of the company, or to a company savings scheme,
- holding the shares of the company thus purchased, to sell them or, more generally, to transfer them by whatever legal means, and in particular by exchanging or contributing said shares within the framework of external growth transactions or subsequent to the issuance of securities carrying an entitlement to equity in the company's share capital, or again as part of a policy concerning the

management of the company's assets and financial resources,

- cancelling the shares, subject to adoption of the fifty-ninth resolution.

Purchases and/or sales or transfers of the company's shares by the Board of Directors under this authority may take place at any time during the period of validity of the share buyback programme.

The company may also utilise the shares purchased in accordance with the laws and regulations, and in particular Regulation 89-03 of the Commission des Opérations de Bourse, while public cash tender offers or merger offers initiated by the company are in progress.

The company must report each month to the Conseil des Marchés Financiers on purchases, sales and transfers carried out, and more generally perform all requisite formalities and filings.

The General Meeting grants full powers to the Board of Directors to decide to implement this authorisation and to determine the procedures for doing so, with the possibility of sub-delegating this authority, notably for the purpose of placing stock market orders, signing deeds, reaching agreements, performing formalities and filings, and generally to take all necessary steps.

> Breach of thresholds

In addition to the legal and regulatory provisions in force concerning the breach of ownership thresholds, Crédit Agricole S.A. Articles of Association (Article 8A) stipulate that any natural person or legal entity, acting solely or with others, who directly or indirectly holds 0.5% of the capital stock or voting rights must inform the company, by recorded delivery with advice of receipt, at its registered office, within five days of the date on which the shares which allowed him to reach or breach said threshold were registered, of the total number of shares and voting rights he owns, as well as the total number of securities which may eventually be converted into shares, and any voting rights which may be attached thereto.

The said statement must be renewed as set forth above each time that the number of shares or voting rights attains a multiple of a 0.5% threshold (through either a purchase or sale of shares) of the total shares or voting rights.

If a shareholder has not made the required statements as set forth above, he shall lose his right to vote the shares which exceed the level which should have been reported, as provided for by law, if one or more shareholders holding at least 2% of the shares or voting rights so request during a General Meeting.

Excluding the breach of threshold of SAS Rue La Boétie on 14 December 2001 and of the Crédit Agricole Avenir company investment fund on 28 December 2001, Crédit Agricole S.A. has been informed of no other breaches of threshold within this framework.

> Recent changes in share capital

At its meeting on 31 January 2002, the Board of Directors of Crédit Agricole S.A. noted that on 28 December 2001, the date of the certificate issued by the custodian, and following the rights issue reserved for the employees of Crédit Agricole Group, the authorised capital had been increased by EUR 50,698,617, from EUR 2,865,931,080 to EUR 2,916,629,697.

> Ownership of share capital and voting rights

At 31 December 2001, past and present shareholders of Crédit Agricole Group and their heirs held approximately 83.5 million shares of Crédit Agricole S.A. out of a total 972,209,899 shares, or approximately 8.6% of the share capital. The proportion held at the same date by persons whose shares are managed within the framework of a mutual fund, via company savings plans or company investment funds, amounted to approximately 2.7% of the capital.

In accordance with the information provided in the COB shelf-registration document no. R.01-453, at the beginning of 2002 former shareholders of Caisse Nationale de Crédit Agricole were given the option, for one last occasion, of availing themselves of the liquidity mechanism in operation prior to the initial public offering. At the conclusion of this operation, which had no impact on the market in Crédit Agricole S.A. shares, the ownership of the share capital at 31 March 2002 was as follows:

Shareholder	Number of shares	% interest and voting rights
S.A.S. Rue La Boétie	682,717,240	70.22
SNC Crédit Agricole Transactions	26,903,605	2.77
General public, including employees	262,589,054	27.01

Change in ownership over the past three years

	31/12/1998	31/12/1999	31/12/2000	31/12/2001
Regional Banks	90.3%	90.0%	90.0%	70.2%*
Individual shareholders (employees, former employees and their heirs, directors)	9.4%	9.7%	9.8%	6.0%**
Others	0.3%	0.3%	0.2%	23.8%**

** Through the SAS Rue La Boétie holding company.*

*** Estimated. Following the operations relating to the liquidity mechanism, the former shares held directly by Crédit Agricole Group employees prior to the initial public offering will no longer be identifiable as such and will therefore no longer be included in calculations of the number of shares held by employees.*

> Other information concerning the share capital

There is currently no shareholder pact in existence. Crédit Agricole S.A. has not issued any securities entitling holders to a share of the capital or potential capital, nor shares carrying dual voting rights. Nor has it pledged any of its shares as collateral. To the best of Crédit Agricole S.A.'s knowledge, no shareholder other than SAS Rue La Boétie holds more than 5% of its capital, or of its voting rights, either directly or indirectly, individually or with others.

> Place of quotation

Crédit Agricole S.A. shares are quoted on the Euronext Paris Premier Marché, code Euroclear France 4507.

> Crédit Agricole S.A. financial instruments

Company financial instruments already traded on a regulated market at 31 December 2001.

78 lines of bonds issued by Crédit Agricole S.A. are traded on the Euronext Paris Premier Marché with a total volume outstanding of EUR 19.9 billion at 31 December 2001, including 14 lines of redeemable subordinated notes in the amount of EUR 3.8 billion. In addition, five lines of Euro Medium Term Notes (EMTN) issued by Crédit Agricole S.A. are traded on the Luxembourg stock exchange (volume outstanding EUR 2.2 billion at 31 December 2001), and two lines of USD-denominated EMTN (volume outstanding USD 650 million):

- one line of 8-year EMTN (EUR 15 million) issued September 1999;

- one line of 7-year EMTN (EUR 600 million) issued July 2000, and an additional EUR 500 million tranche issued November 2001;
- one line of 3-year variable-rate EMTN (EUR 700 million) issued June 2001;
- one line of 10-year EMTN (EUR 35 million) issued September 2001;
- one line of 11-year redeemable subordinated notes (EUR 350 million) issued October 2001;
- one line of 5-year EMTN (USD 500 million) issued June 1999;
- one line of 10-year redeemable subordinated notes (USD 150 million) issued November 2001.

> Directors' shareholdings

Directors holdings of Crédit Agricole S.A. shares at 31 March 2002 were as follows:

Mr Marc Bué	1,040
Chairman of the Board of Directors	
Mr René Carron	3,490
Vice-Chairman of the Board of Directors	
Mr Pierre Bastide	4,890
Vice-Chairman of the Board of Directors	
Mr François Béraudo	1,249
Mr Pierre Bru	2,690
Mr Yves Couturier	5,380
Mr Xavier Fontanet	3,000
Mr Roger Gobin	1,235
Mr Pierre Kerfriden	13,580
Mr Jean Le Brun	60
Mr Bernard Mary	4,930
Mr Gérard Mestrallet	50
Mr Jean-Pierre Pargade	2,610
Mr Jean-Claude Pichon	2,860
Mr Jean-Marie Sander	12,388
Mr Jean-Michel Lemétayer	1,110
Mrs Jacqueline Beaupoil	910
Mr Henri Corbel	870
Miss Carole Giraud Vallentin	10
Mr Noël Dupuy (censeur)	773
Mr Georges Pauget (censeur)	22

> Employee profit-sharing and incentive schemes

As a matter of staff policy, Crédit Agricole S.A. has established a range of mechanisms to provide its employees with a stake in its expansion and profits.

L'Union Economique et Sociale (U.E.S.) Crédit Agricole S.A. (which notably comprises Crédit Agricole S.A., Crédit Agricole Asset Management, Ucabail, Cedicam and certain other entities) operates a profit-sharing scheme. The U.E.S. special profit-sharing reserve is calculated according to the method provided by law. Half of the amount available is distributed to eligible employees on the basis of the number of years worked in the Group the remainder being based on the gross annual salary of each employee.

A staff incentive scheme was signed in 1999 for financial years 1999, 2000 and 2001 for U.E.S. Crédit Agricole S.A. The purpose of this scheme is to give employees a stake in the overall performance of the U.E.S. signatory companies via the results generated by the activities of each of its components. An agreement for the years 2002, 2003, 2004 is currently under negotiation.

Crédit Agricole S.A. has operated a company savings plan since 1988. Under this plan employees can choose to invest in a broad range of company investment funds managed by its specialised subsidiary Crédit Agricole Epargne Salariale.

Following its mutualisation in 1988, Crédit Agricole S.A. offered employees an opportunity to purchase Crédit Agricole S.A. shares either directly or through a company savings plan and a dedicated company investment fund. Since that time, operations have been organised regularly to enable employees to purchase shares, eliciting a favourable response on the part of employees. At 30 March 2002, present and past employees of the Crédit Agricole Group held approximately 6% of the capital of Crédit Agricole S.A., either directly or through the three investment funds.

No Crédit Agricole S.A. stock option plans have been granted to Group employees at present.

Auditors' special report on transactions subject to special statutory authorisation procedures

To the shareholders of Crédit Agricole S.A.
(formerly Caisse Nationale de Crédit Agricole),

As directed by your shareholders' Meetings, we report herein on transactions subject to special statutory authorisation procedures.

As required by Article L. 225-40 of the French Commercial Code, we have been notified of transactions previously authorised by your Board of Directors.

Our remit does not require us to ascertain the existence of other transactions but to bring to your attention the essential characteristics and terms of those that have been notified to us, on the basis of the information provided to us. We are not required to express an opinion on the utility or validity of the said transactions. In accordance with Article 92 of the Executive Order of 23 March 1967, it is up to the shareholders to evaluate and approve the utility of the transactions reported herein.

We have conducted our audit according to generally accepted French professional standards, which require that we perform all necessary verifications to ensure that the information supplied to us is consistent with the underlying documents from which it was derived.

1. Transactions authorised during the year

A. Plan to float Crédit Agricole on the stock market: approval of the "Protocole" and appendices thereto

(Directors and managers concerned: Messrs. Bastide, Bué, Carron, Gobin, Kerfriden, Le Brun, Martin, Pargade, Pichon, Sander and Laurent)

At its meeting on 31 October 2001, the Board of Directors authorised the Chairman and the Chief Executive Officer to sign the "Protocole" together with its appendices and all undertakings associated with the plan to float Crédit Agricole on the stock market.

This complex transaction notably entailed:

• *modifying the "decentralisation rate":*

Three successive internal reforms have been implemented in the past in order to involve the Regional Banks more closely in the management and optimisation of savings funds, and in optimising the profitability of medium and long-term lending. Successively, these reforms transferred back to the Regional Banks, in the form of so-called "mirror advances" (i.e. advances at the same cost and on the same terms of liquidity and maturity as the corresponding savings funds collected by the Regional Banks) first 15%, then 25% and, from 1 January 1999, 33.33% of the savings deposited by their customers, which are recorded in the balance sheet of Crédit Agricole S.A. in keeping with the Group's savings-advance mechanism, the Regional Banks being free to use them at their discretion. The percentage of savings allocated to the Regional Banks (known as the "decentralisation rate") was increased to 50% with effect from 31 December 2001.

• *establishment of a Fund for Liquidity and Solvency Banking Risks:*
The Regional Banks have participated in the establishment of a Fund for Liquidity and Solvency Banking Risks with an initial allocation of EUR 609.8 million. Crédit Agricole S.A. utilises this fund for purposes of internal solidarity within the Crédit Agricole Group, enabling Crédit Agricole S.A. to discharge its functions as lead bank by providing support for Regional Banks experiencing difficulties. The agreement setting up the Fund for Liquidity and Solvency Banking Risks will remain in force for a period of five years from the date of the stock market flotation of Crédit Agricole S.A. At the expiry of this five-year period, a further agreement may be signed after a review of the situation and operation of the Fund for Liquidity and Solvency Banking Risks.

Crédit Agricole S.A. has contributed 75% of the EUR 609.8 million allocation to this Fund, and the Regional Banks have together contributed EUR 152.4 million, on the same quota basis as for the Deposit Guarantee Fund set up under article L. 312-4 of the French Monetary and Financial Code.

• *acquisition by Crédit Agricole S.A. of interests in the capital of the Regional Banks:*
As provided for in the "Protocole", Crédit Agricole S.A. has acquired a 25% equity interest in each of the Regional Banks (with the exception of the Regional Bank of Corsica), these equity interests being acquired via the subscription by Crédit Agricole S.A. to "certificats coopératifs d'associés" and the purchase of "certificats coopératifs d'investissement" (two forms of non-voting equity securities).

The content of this agreement is described in the COB shelf-registration document of 22 October 2001, available for public consultation.

B. Formation of a financial holding company with Crédit Agricole Indosuez (CAI) for the purpose of managing the "work-out" portfolio of Caisse Nationale de Crédit Agricole (CNCA)

(Directors and managers concerned: Messrs Bué, Bastide, Carron, Bru, Gobin and Laurent)
Within the framework of the contribution of Unicrédit in 1997 and a partial contribution of activities by the Caisse Nationale de Crédit Agricole to Crédit Agricole Indosuez, part of the accounts receivable concerned were guaranteed by the CNCA.

At its meeting on 28 November 2001, the Board of Directors approved the new terms for application of the initial agreements between the Caisse Nationale de Crédit Agricole and Crédit Agricole Indosuez (CAI) for the purpose of managing the CNCA "work-out" portfolio. This has given rise to the formation of a financial holding company in which CAI holds 99.9% of the shares and Crédit Agricole S.A. 0.1%. The aim of this financial holding company is to manage the portfolio previously guaranteed by CNCA and the residual "work out" portfolio of international receivables previously carried on the balance sheet of CNCA and placed with CAI under a management mandate. On the occasion of this transaction, CNCA cancelled its guarantee and made an equity loan of EUR 147 million to the financial holding company.

C. Authorisation of guarantee and placing contract within the framework of the stock market flotation of Crédit Agricole S.A.

(Directors and managers concerned: Messrs Bastide, Bué, Carron, Beraudo, Bru, Couturier, Gobin, Kerfriden, Le Brun, Mary, Pargade, Pichon, Sander and Laurent)

Within the framework of the stock market flotation of Crédit Agricole S.A., at its meeting of 29 November 2001 the Board of Directors authorised Crédit Agricole S.A., in its capacity as issuer and as global coordinator and book-runner, to sign the guarantee and placing contract to be concluded between the banks forming the placing syndicate (which included Crédit Agricole Indosuez), the Regional Banks, the CNCA Transactions venture capital investment fund and Crédit Agricole S.A.

2. Prior-year transactions which remained in force during 2001

Further, pursuant to the Executive Order of 23 March 1967, we have been informed that the following transactions approved in prior years remained in force in the financial year under review.

La Rochette

(Directors or managers concerned: Mr Laurent)

At the time of restructuring the CNCA Group's shareholdings in 1990, CNCA sold the shares of La Rochette to Union d'Etudes et d'Investissements at the then market price, generating a capital gain on the disposal.

In view of the La Rochette Group's deteriorating financial condition, Union d'Etudes et d'Investissements set up an allowance for impairment of value of these shares in the amount of FRF 140 million in its financial statements at 31 December 1996.

Union d'Etudes et d'Investissements was granted a subvention of up to FRF 200 million, coupled with a clawback clause, in financial year 1996. The subvention actually paid was equivalent to the allowance charged to income by Union d'Etudes et d'Investissements at 31 December 1996. As result of the repayment of current account overdrafts and partial disposals of shares between 1997 and 2001, and the disposal of the remaining shares of La Rochette in 2001, over this period Union d'Etudes et d'Investissements repaid the sum of EUR 18,361,745 to Crédit Agricole S.A. (formerly Caisse Nationale de Crédit Agricole) in respect of the clawback clause. The agreement between Union d'Etudes et d'Investissements and Crédit Agricole S.A. regarding the La Rochette shareholding has ceased to apply in virtue of the disposal of the La Rochette shares.

Neuilly-sur-Seine and Paris, 10 April 2002

The Statutory Auditors

Barbier Frinault et Autres
Valérie Meeus   René Proglio

Selarl "Cabinet Alain Lainé"
Alain Lainé

Combined Annual General Meeting of 22 May 2002

Agenda

Ordinary session

- Reports of the Board of Directors and Statutory Auditors.
- Approval of the annual accounts at 31 December 2001 and granting of discharge to directors in respect of the financial year under review.
- Approval of expenditures referred to in Article 39-4 of the French General Tax Code.
- Approval of the consolidated financial statements at 31 December 2001.
- Appropriation of income and declaration of dividend.
- Approval of related-party transactions (Articles L. 225-38 et seq. of the French Code of Commerce).
- Redemption of equity shares.
- Re-appointment of six directors.
- Authorisation to issue bonds.

Extraordinary session

- Authorisation and delegation of powers to grant stock options.
- Authorisation to perform formalities.

Resolutions

First resolution (Approval of the company's financial statements)

After having heard the reading of the Board of Directors' management report and the Auditors' general report, the general meeting approves the Board's report and the financial statements for the financial year ending 31 December 2001 as presented.

It approves the transactions recorded in the said financial statements or summarised in the said reports, as well as the management acts undertaken by the Board during the financial year just ended.

In accordance with Article 223 *quater* of the General Tax Code, the general meeting approves the total amount of the costs and expenses governed by Article 39-4 of the General Tax Code, which total EUR 26,781.83.

Consequently, it discharges the members of the Board of Directors for their management acts and the performance of their duties during the financial year ending 31 December 2001.

Second resolution (Approval of the consolidated financial statements)

After having heard the reading of the Board of Directors' management report and the Auditors' general report on the consolidated financial statements, the general meeting approves the Board's report and the consolidated financial statements for the financial year ending 31 December 2001 as presented.

It approves the transactions recorded in those financial statements or summarised in the said reports.

Third resolution (Appropriation of income and determination of the dividend)

The general meeting approves the income appropriation for financial year 2001, which totals EUR 1,044,955,759.43, as proposed by the Board of Directors.

Consequently, it resolves to allocate the income for the financial year as follows:

To the legal reserve, 5% of income, or	€52,247,787.97
To the special long-term capital gains reserve	€266,512,151.00
To the payment of a net dividend of €0.55 per share, with a tax credit of €0.275, for total revenue of €0.825 per share, for a total of	€534,715,444.45
To the optional reserve, the balance, or	€191,480,376.01
Total equal to the financial year's income	**€1,044,955,759.43**

The dividend shall be paid in cash as from 3 June 2002.

In accordance with the provisions of Article 243 bis of the General Tax Code, the dividends and the corresponding tax credit for the three previous financial years are set forth below.

Financial Year	Dividend	Tax Credit	Total
1998	€4.80	€2.40	€7.20
1999	€5.50	€2.75	€8.25
2000	€5.50	€2.75	€8.25

In a decision of the 29 November 2001 combined general meeting, the nominal value of the shares was reduced from EUR 30 to EUR 3 and the number of shares making up the company's share capital multiplied by ten.

Fourth resolution (Approval of the agreements governed by Articles L. 225-38 et seq. of the Commercial Code)

After having heard the reading of the Auditors' special report on the agreements governed by Articles L. 225-38 et seq. of the Commercial Code, the general meeting approves the transactions addressed in the said report and discharges the directors in this regard.

Fifth resolution (Redemption of equity shares – "titres participatifs")

In accordance with Articles L. 228-37 and L. 228-41 of the Commercial Code, the general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, authorises the Board of Directors, with the authority to further delegate, effective immediately, to redeem the equity shares issued in October 1985 as set forth in the Offering Prospectus which received approval ("visa") 85.293 dated 1 October 1985.

The general meeting grants full authority to the Board of Directors, with the authority to further *delegate to its Chairman or a director, to complete* this transaction and all related legal formalities.

This authorisation is valid for five years from the date of this general meeting.

Sixth resolution (Renewal of a director's term)

The general meeting notes that the term of Mr Pierre Bastide as director expires today and renews the said term for a period of three years which shall end on the date of the ordinary general meeting called to approve the financial statements for the financial year ending 31 December 2004.

Seventh resolution (Renewal of a director's term)

The general meeting notes that the term of Mr René Carron as director expires today and renews the said term for a period of three years which shall end on the date of the ordinary general meeting called to approve the financial statements for the financial year ending 31 December 2004.

Eighth resolution (Renewal of a director's term)

The general meeting notes that the term of Mr Xavier Fontanet as director expires today and renews the said term for a period of three years which shall end on the date of the ordinary general meeting called to approve the financial statements for the financial year ending 31 December 2004.

Ninth resolution (Renewal of a director's term)

The general meeting notes that the term of Mr Gérard Mestrallet as director expires today and renews the said term for a period of three years which shall end on the date of the ordinary general meeting called to approve the financial statements for the financial year ending 31 December 2004.

Tenth resolution (Renewal of a director's term)

The general meeting notes that the term of Mr Jean-Claude Pichon as director expires today and renews the said term for a period of three years which shall end on the date of the ordinary general meeting called to approve the financial statements for the financial year ending 31 December 2004.

Eleventh resolution (Renewal of a director's term)

The general meeting notes that the term of Mr Jean-Marie Sander as director expires today and renews the said term for a period of three years which shall end on the date of the ordinary general meeting called to approve the financial statements for the financial year ending 31 December 2004.

Twelfth resolution (Bond issue)

In accordance with Articles L. 225-100, L. 228-40 and L. 228-41 of the Commercial Code, the general meeting authorises the Board of Directors to issue, on one or more occasions, in France or abroad, bonds or warrants, notably share warrants.

The bonds may be subordinated, fixed-term or with terms expiring upon the company's dissolution, with or without warrants and may be pegged to any type of index or security.

This authorisation is made up to a maximum nominal amount of EUR 15 billion, denominated either in euros or in foreign currency, or in monetary units formed by reference to the euro and/or one or more foreign currencies, with or without a pledge of property or other surety, for such amounts, in such form and with such issue, payment and redemption times, terms and conditions (including issue or redemption premiums) as the Board may deem appropriate.

For issues in foreign currency, the amount of the aforementioned authorisation used shall be calculated on the basis of the exchange rate of the said currency on the date of the issue in question.

The general meeting grants full authority to the Board of Directors, with a right to further delegate as provided for by law, to issue the said debt on one or more occasions and further specifies that the Board shall have full discretion to determine, without restriction, the mechanisms for the bonds or warrants, and to grant, if appropriate as a guaranty, any security on any of the company's real or personal property and, in general, to take all steps in order to ensure that the said issue(s) is (are) successfully completed.

In accordance with legal requirements, the said authorisation is valid for a period of five years from the date of this decision.

This authorisation shall immediately supplement the preceding authorisation granted by the general meeting of 22 May 2001. The amount of that authorisation which has not been issued as of 1 July 2002 will be cancelled on that date. Any issues completed prior to 1 July 2002 shall be allocated to the authorisation granted by the general meeting of 22 May 2001.

Extraordinary session

Thirteenth resolution (Authorisation to grant stock options)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, and after having heard the reading of the Board of Directors' report and the Auditors' special report, authorises the Board of Directors to grant options to purchase stock in the company to the grantees listed below.

The beneficiaries of the said options shall be:

- first: all employees, certain employees, or certain categories of employees, and
- second: officers and directors ("mandataires sociaux") of the company as defined by law, or some of them,

both of Crédit Agricole S.A. and of the companies or economic interest groupings in which it has an interest as defined in Article L. 225-180 of the Commercial Code.

The period during which the Board of Directors may use this authorisation is set at thirty-eight months from this general meeting. It may use the said authorisation on one or more occasions.

The total number of stock options that may be granted is limited to 2% of the company's share capital as of the date of this general meeting.

The Board of Directors shall set the exercise price for the stock option, which may not be less than the average opening price for the 20 trading days prior to the date on which the option is granted. No option may be granted less than twenty trading days after a share coupon has been detached which results in a dividend or a capital increase.

This price may only be changed if, during the option exercise period, the company completes financial or securities transactions provided for by the law. In that case, the Board of Directors may adjust the price and the number of shares covered by the options in accordance with applicable regulations to take into account the impact of the transactions in question.

The options must be exercised within a maximum of seven years from the date on which they are granted.

The Board of Directors shall determine the grantees of the said options and the periods during which the options may be exercised, as well as the terms and conditions for the sale of the underlying shares; said terms and conditions may include restrictions on immediate resale of all or part of the shares, provided that the share retention requirement does not exceed three years from the option exercise date.

Full authority is hereby granted to the Board of Directors to implement a stock option programme in accordance with legal requirements and, in general, to determine and implement any necessary transactions and formalities.

Fourteenth resolution (Formalities and authorisation)

The general meeting hereby grants full authority to the bearer of an original, copy or extract of the minutes of this combined general meeting to complete any legal filing or publication formalities relating to or arising as a result of the decisions taken in the forementioned resolutions.

Persons responsible for the shelf-registration document ("document de référence") and audit

Persons responsible for the shelf-registration document ("document de référence")

Mr Marc Bué, Chairman of the Board of Directors of Crédit Agricole S.A. and Mr Jean Laurent, Chief Executive Officer of Crédit Agricole S.A.

Certification of persons responsible for the shelf-registration document

"To the best of our knowledge the information contained in this document accurately reflects the true financial position of the company. It comprises all information required to enable investors to reach an informed opinion of the assets, activities, financial condition, earnings and prospects of the issuer. It contains no misleading omissions."

Marc Bue	Jean Laurent
Chairman of the Board of Directors	Chief Executive Officer

Statutory Auditors

The Statutory Auditors were appointed for a period of six years by the ordinary annual general meeting of 31 May 1994 and renewed for a further six years by the ordinary annual general meeting of 25 May 2000.

Statutory Auditors

- Barbier Frinault et autres
represented by
René Proglio and Valérie Meeus
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

- SELARL "Cabinet Alain Lainé"
represented by
Alain Lainé
2, rue du Colonel Moll
75017 Paris

Alternate Auditors

- M. Alain Grosmann
41, rue Ybry
92576 Neuilly-sur-Seine Cedex

- Cabinet Mazars et Guérard
125, rue de Montreuil
75011 Paris

Statutory auditors' statement on the COB shelf-registration document ("document de référence")

As statutory auditors of Crédit Agricole S.A. and pursuant to Regulation 98-01 of the Commission des Opérations de Bourse, we have verified the information concerning the financial condition and the historical financial statements presented herewith, in accordance with French generally accepted accounting practice.

This shelf-registration document ("document de référence") was prepared under the responsibility of Mr Marc Bué, Chairman of the Board of Directors, and Mr Jean Laurent, Chief Executive Officer of Crédit Agricole S.A. Our responsibility is to express an opinion on the fairness of the information contained herein concerning the financial condition and the financial statements.

We have conducted our audit of these statements in accordance with French generally accepted accounting practice which requires that we plan and perform the audit to obtain reasonable assurance that the accounts are free from material misstatement. Our audit also included an examination of the other information contained in this shelf-registration document in order to identify possible material inconsistencies with the disclosures relating to the financial condition and financial statements. We are further required to draw attention to any manifestly misleading statements that may have come to our attention based on our general acquaintance with the company within the framework of our remit. This shelf-registration document does not contain any isolated forward-looking statements arising from a an organised analytical procedure nor did we have to take account of the management's assumptions and their accounting translations.

Crédit Agricole S.A. (parent company) financial statements

We have audited the financial statements for the financial years ended 31 December 1999, 2000 and 2001, as closed by the Board of Directors, according to French generally accepted accounting practice, and certify them without qualification.

Our report dated 14 March 2001 on the Crédit Agricole S.A. (parent company) financial statements for the year ended 31 December 2000 contains an observation which, without detracting from our opinion, draws the attention of shareholders to note 2 to the financial statements which describes the changes in the presentation of the financial statements resulting from application, in advance of the regulatory implementation date, of CRC Regulation 2000-03 concerning the summarised documents of banks.

Our report dated 10 April 2002 on the annual financial statements for the year ended 31 December 2001 contains an observation which, without detracting from our opinion, draws the attention of shareholders to notes 2.6, 2.7, 17, 18 and 34 to the financial statements which describe the changes introduced notably in response to a request from the Commission des Opérations de Bourse for documentary evidence concerning the methods used to constitute the home purchase savings reserve and their impact on the financial statements at 31 December 2001:

- only the portion of the home purchase savings reserve that covers an economic risk or global interest-rate risk is maintained in the Fund for General Banking Risks.
- the portion corresponding to an "internal risk of loss" within the Crédit Agricole Group resulting from its own financial mechanisms is now recorded in the general reserves for expenses and losses.

Crédit Agricole S.A. consolidated financial statements

We have audited the consolidated financial statements for the financial years ended 31 December 1999, 2000 and 2001, as closed by the Board of Directors, according to French generally accepted accounting practice, and certify them without qualification.

Our report dated 14 March 2001 on the consolidated financial statements for the financial year ended 31 December 2000 contains an observation which, without detracting from our opinion, draws the attention of shareholders to notes 2.2 and 20 to the financial statements which describe the change of method resulting from application of the new rules on consolidation as laid down in CRC Regulation 99-07 of 24 November 1999, and to note 2.1 which mentions the changes in the presentation of the financial statements resulting from application, in advance of the regulatory implementation date, of CRC Regulation 2000-04 concerning the summarised consolidated documents of banks.

Our report dated 10 April 2002 on the consolidated financial statements for the year-ended 31 December 2001 contains an observation which, without detracting from our opinion, draws the attention of shareholders to notes 1.2, 2.1.6, 2.1.7, 2.2, 17, 18, 20 and 36 to the financial statements which describe the changes introduced notably in response to a request from the Commission des Opérations de Bourse for documentary evidence concerning the methods used to constitute the home purchase savings reserve and their impact on the financial statements at 31 December 2001:

- only the portion of the home purchase savings reserve that covers an economic risk or global interest-rate risk is maintained in the Fund for General Banking Risks. Deferred taxation has ceased to be recognised on this reserve;
- the portion corresponding to an "internal risk of loss" within the Crédit Agricole Group resulting from its own financial mechanisms is now recorded in the general reserves for expenses and charges losses.

Crédit Agricole Group consolidated financial statements

We have audited the consolidated financial statements for the financial years ended 31 December 1999, 2000 and 2001, as closed by the Board of Directors, according to generally accepted French professional standards, and certify them without qualification.

Our report dated 14 March 2001 on the consolidated financial statements for the financial year ended 31 December 2000 contains an observation which, without detracting from our opinion, draws the attention of shareholders to notes 2.2 and 20 to the financial statements which describe the change of method resulting from application of the new rules on consolidation as laid down in CRC Regulation 99-07 of 24 November 1999, and to note 2.3 which mentions the changes in the presentation of the financial statements resulting from application, in advance of the regulatory implementation date, of CRC Regulation 2000-04 concerning the summarised consolidated documents of banks.

Our report dated 10 April 2002 on the consolidated financial statements for the year ended 31 December 2001 contains an observation which, without detracting from our opinion, draws the attention of shareholders to notes 2.2, 2.3.7, 18 and 20 to the financial statements which describe the changes introduced notably in response to a request from the Commission des Opérations de Bourse for documentary evidence concerning the methods used to constitute the home purchase savings reserve and their impact on the financial statements at 31 December 2001:

- deferred taxation is no longer recognised on the home purchase savings reserve in the Fund for General Banking Risks;
- in the Crédit Agricole S.A. financial statements, the methods used to constitute this reserve have been modified to cover, within the Fund for General Banking Risks, an economic risk or global interest-rate risk.

Crédit Agricole S.A. pro forma financial statements

We have audited the pro forma financial statements, as closed by the Board of Directors, for the financial years ended 31 December 1999, 2000 and 2001, according to French generally accepted accounting practice. These pro forma financial statements reflect the effects of the various transactions connected with the stock market flotation of Crédit Agricole S.A. and have been prepared for purposes of comparison.

The pro forma consolidated financial statements of Crédit Agricole S.A. published in the shelf-registration document ("document de référence") registered by the Commission des Opérations de Bourse, certificate no. R.01-453 dated 22 October 2001, have been updated to reflect completion of the restructuring operations.

It is our opinion that the conventions adopted provide a reasonable basis for presenting all of the operations connected with the stock market flotation of Crédit Agricole S.A. in the pro forma financial statements, that they have been appropriately quantified, and that the accounting methods used are consistent with those applied in the preparation of the consolidated financial statements of Crédit Agricole S.A.

Attention is drawn to the fact that Crédit Agricole S.A.'s pro forma consolidated income at 31 December 2001 includes the full-year income of its specialised subsidiaries at the ownership percentage resulting from the Regional Banks' contributions, as well as the full-year ordinary income of the Regional Banks accounted for by the equity method. Ordinary income is determined by eliminating all extraordinary items relating to the stock market flotation, on the basis of the returns submitted by the Regional Banks. The latter mainly concern capital gains realised on the disposal of Crédit Agricole S.A. shares on the stock market, and extraordinary provisions made on this occasion.

On the basis of our inspections, we have no observation regarding the fairness of the information supplied concerning the financial condition and the financial statements presented herewith.

Neuilly-sur-Seine and Paris, 7 May 2002

The Statutory Auditors

Barbier Frinault et Autres
Valérie Meeus René Proglio

Selarl "Cabinet Alain Lainé"
Alain Lainé

Investor information officer

• *Patrice Vincent*
Head of Financial analysis and information
Crédit Agricole S.A.
91-93, boulevard Pasteur
75015 Paris
Telephone: 33 (0)1 43 23 56 68

Table of concordance between the annual report and the COB shelf-registration document ("document de référence")